Ooma®

Ooma, Inc.
Fiscal Year 2025
Proxy Statement and Annual Report

Dear Stockholders,

I am pleased to report that Ooma performed well and achieved several important milestones in Fiscal 2025. We enter Fiscal 2026 with clear strategies, leading positions in the market segments we target, and a solid financial foundation to support our continued success.

In Fiscal 2025, Ooma posted $256.9 million in revenue and $18 million in non-GAAP net income, up 8% and 17% respectively compared to the prior fiscal year. Importantly, we generated cash flow from operations of $26.6 million, which is more than double what was achieved in the prior fiscal year. These results enabled Ooma to pay off all outstanding debt and enter Fiscal 2026 in a strong, debt free financial position.

Our strategy is to provide leading communications and related services that deliver advanced features, superior ease of use, and uncommon value to businesses and consumers worldwide. Ooma is focused today on four key market segments where we believe our solutions bring unique value to customers: Ooma Office for small business communications, Ooma AirDial for replacing aging and increasingly expensive copper lines, Ooma 2600Hz for providing other communications providers a wholesale platform/services, and Ooma Telo for residential telephony.

We are excited about our growth prospects in each of our target segments. We believe there are millions of small businesses in North America with 1-20 employees who have yet to move to a modern, cloud-based communications solution. And with the advances in features we are making, we believe Ooma Office will increasingly appeal to medium sized businesses too. We also believe there are millions of copper lines to be replaced, customer interest in doing so is expanding, and Ooma AirDial is the ideal solution for this growing market opportunity. We also see opportunity for Ooma Telo to replace residential copper lines. And finally, we believe that carriers and others are increasingly looking for a replacement to the traditional wholesale platforms they have used to date, as those platforms become more expensive and fall behind in the features they offer.

During Fiscal 2025, Ooma achieved several strategic milestones. We strengthened our solutions in each of our target segments, expanded our go-to-market activities, and signed several new strategic partners. Of note, we announced new partnerships with Frontier Communications, with a large national cable company, and with a medium sized competitive local exchange carrier, all of which want to resell Ooma AirDial for copper line replacement and two of which also want to resell Ooma Telo for residential line replacement. We also announced that Service Titan will use Ooma 2600Hz as the foundation for its next generation solution. Our strategy includes adding resellers of our solutions going forward.

We also made progress during Fiscal 2025 leveraging our valuable customer base to realize improved bottom line results. With our growing high margin recurring revenue, which made up 93% of Ooma's total revenue for Fiscal 2025, and improving bottom line results, we believe Ooma's strategy can create strong value for stockholders. And, while increased tariffs and the possibility of a worsening economy may create challenges, we also feel our high concentration of recurring revenue and ability to generate savings and improved value for many of our customers will help us respond to these challenges.

I would like to thank Ooma's employees, stockholders and other stakeholders for your support and commitment to Ooma. Everyone at Ooma is committed to capitalizing on the opportunities in front of us and driving results.

Sincerely,

Eric B. Stang
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒   Filed by a party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-2

OOMA, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11




525 Almanor Avenue, Suite 200, Sunnyvale, California 94085

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Thursday, June 5, 2025


Dear Stockholders of Ooma, Inc.:

We are pleased to invite you to attend our 2025 Annual Meeting of Stockholders, which will be a virtual meeting to be held on June 5, 2025, at 9:30 a.m. Pacific Time via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2025 (the "Annual Meeting"), where you will be able to attend and participate in the Annual Meeting online, submit questions and vote your shares electronically. There will be no physical location for the Annual Meeting. We are embracing the latest technology to provide expanded access, improved communication and cost savings for our stockholders and Ooma. Additionally, although the live webcast is available only to stockholders as of the record date at the time of the meeting, following completion of the Annual Meeting, a webcast replay will be posted to the Investor Relations section of our website, which is located at https://investors.ooma.com.

At the Annual Meeting, we will ask you to consider the following proposals:

- To elect three Class I directors;

- To ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2026;

- To hold a non-binding advisory vote on the compensation of our named executive officers, as described in this proxy statement;

- To approve an amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan;

- To approve an amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan; and

- To transact such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please use this opportunity to take part in our affairs by voting on the business to come before the Annual Meeting. You will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about April 18, 2025, unless you have previously requested to receive our proxy materials in paper form. Only stockholders of record at the close of business on April 10, 2025 may vote at the Annual Meeting and any postponements or adjournments of the meeting. All stockholders are cordially invited to participate in the Annual Meeting and any postponements or adjournments of the meeting. However, to ensure your representation at the Annual Meeting, please vote as soon as possible by using the Internet or telephone, as instructed in the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. See "If I am a stockholder of record of Ooma's shares, how can I vote my shares?" or "If I am a beneficial owner of Ooma's shares held in street name, how can I vote my shares?" in the Proxy Statement for more details. Returning the paper proxy card or voting electronically does NOT deprive you of your right to participate in the meeting and to vote your shares in person for the matters acted upon at the meeting.

Your vote is important. Whether or not you expect to participate in the Annual Meeting, please submit your proxy electronically via the Internet or by telephone by following the instructions in the Notice or if you asked to receive the proxy materials in paper form, please complete, sign and date the proxy card and return it in the postage paid envelope provided.


Sincerely,

Eric B. Stang
President, Chief Executive Officer and Chairman of
the Board of Directors


Sunnyvale, California
April 18, 2025


Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting To Be Held on June 5, 2025: The Proxy Statement, along with the Annual Report on Form 10-K for the fiscal year ended January 31, 2025, is available free of charge at the following website: www.proxyvote.com.


PROXY STATEMENT

2025 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Thursday, June 5, 2025

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements. All statements contained in this report, other than statements of historical fact, including statements regarding our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "should," "expect," "plan," "predict," "potentially," "seek," and variations of such words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We are under no duty to update any of these forward-looking statements after the date of this proxy statement.

OOMA, INC.

PROXY STATEMENT
FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AT 9:30 A.M. PACIFIC TIME ON THURSDAY, JUNE 5, 2025

This proxy statement and the enclosed form of proxy (the "Proxy Statement") are furnished in connection with the solicitation of proxies by our Board of Directors (the "Board" or "Board of Directors") for use at the 2025 Annual Meeting of Stockholders of Ooma, Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof (the "Annual Meeting"). The Annual Meeting will be held on Thursday, June 5, 2025 at 9:30 a.m. Pacific Time via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2025. References in the Proxy Statement to "we," "us," "our," "the Company," or "Ooma" refer to Ooma, Inc. and its subsidiaries unless the context indicates otherwise.

We will mail, on or about April 18, 2025, the Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners at the close of business on April 10, 2025. On the date of mailing of the Notice, all stockholders and beneficial owners will have the ability to access all of the proxy materials at http://www.proxyvote.com. These proxy materials will be available free of charge.

The Notice will identify the website where the proxy materials will be made available; the date, time and location of our Annual Meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendations with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the Proxy Statement; our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 and a form of proxy relating to the Annual Meeting; information on how to access the form of proxy; and information on how to participate in the meeting and vote in person.

THE INFORMATION PROVIDED IN THE "QUESTION AND ANSWER" FORMAT BELOW IS FOR YOUR CONVENIENCE ONLY AND IS MERELY A SUMMARY OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. YOU SHOULD READ THIS ENTIRE PROXY STATEMENT CAREFULLY.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Q: What is included in the proxy materials?

A: The proxy materials include this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2025 (the "Annual Report"). These materials were first made available to you on or about April 18, 2025. Our principal executive offices are located at 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, and our telephone number is (650) 566-6600. We maintain a website at www.ooma.com. The information on our website is not a part of this Proxy Statement.

Q: Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

A: In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and the Annual Report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 18, 2025 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials via the Internet to help reduce the environmental impact of our annual meetings of stockholders.

Q: Why didn't I receive a Notice in the mail regarding the Internet Availability of Proxy Materials?

A: We are providing stockholders who previously requested to receive full paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet.

Q: What items will be voted on at the Annual Meeting?

A: Stockholders will vote on the following items at the Annual Meeting:

- to elect Peter J. Goettner, Eric B. Stang, and Jenny C. Yeh as Class I directors;
- to ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2026;
- to hold a non-binding advisory vote on the compensation of our named executive officers, as described in this Proxy Statement;
- to approve an amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan (the "EIP");
- to approve an amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan (the "ESPP"); and
- to transact such other business that may properly come before the Annual Meeting or at any adjournment or postponement thereof.

Q: How does the Board of Directors recommend I vote on these proposals?

A: The Board recommends a vote:

- **FOR** the election of Peter J. Goettner, Eric B. Stang, and Jenny C. Yeh as Class I directors;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2026;
- **FOR** the non-binding advisory vote on the compensation of our named executive officers as described in this Proxy Statement; and
- **FOR** the amendment and restatement of the EIP; and
- **FOR** the amendment and restatement of the ESPP.

Q: Who is making this solicitation?

A: The proxy for the Annual Meeting is being solicited on behalf of Ooma's Board of Directors.

Q: Who pays for the proxy solicitation process?

A: Ooma will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may, on request, reimburse brokerage firms and other nominees for their expenses in forwarding proxy materials to beneficial owners. In addition to soliciting proxies by mail, we expect that our directors, officers and employees may solicit proxies in person or by telephone or facsimile. None of these individuals will receive any additional or special compensation for doing this, although we may reimburse these individuals for their reasonable out-of-pocket expenses. We do not expect to, but we have the option to retain a proxy solicitor.

Q: Who may vote at the Annual Meeting?

A: Stockholders of record as of the close of business on April 10, 2025 (the "Record Date") are entitled to receive notice of, to participate, and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 27,560,725 shares of Ooma's common stock issued and outstanding, held by 53 holders of record. Each share of Ooma's common stock is entitled to one vote on each matter.

Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

A: *Stockholder of Record*. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered the stockholder of record with respect to those shares, and the Notice or these proxy materials were sent directly to you by Ooma.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner" of shares held in "street name," and the Notice or these proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

Q: How may my brokerage firm or other intermediary vote my shares if I fail to provide timely instructions?

A: Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm. Your broker will not have discretion to vote on the election of directors, advisory approval of our executive compensation, the amendment and restatement of the EIP, or the amendment and restatement of the ESPP, which are "non-routine" matters, absent direction from you, resulting in broker non-votes.

Q: If I am a stockholder of record of Ooma's shares, how can I vote my shares?

A: If you are a stockholder of record, there are four ways to vote:

- *In person*. You may participate in the Annual Meeting online at www.virtualshareholdermeeting.com/ooma2025 and vote your shares electronically before the polls close during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

- *Via the Internet*. You may vote by proxy via the Internet by following the instructions found on the Notice.

- *By Telephone*. You may vote by proxy by calling the toll-free number found on the Notice.

- *By Mail*. If you requested printed copies of the proxy materials to be mailed to you, you can complete, sign and date the proxy card and return it in the prepaid envelope provided. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy will vote the shares represented by that proxy as recommended by the Board of Directors. If you vote by mail, your proxy card must be received by June 5, 2025.

Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on June 4, 2025.

Q: If I am a beneficial owner of Ooma's shares held in street name, how can I vote my shares?

A: If you are a beneficial owner of shares held in street name, you should have received from your broker, bank, trustee or other nominee instructions on how to vote or instruct the broker to vote your shares, which are generally contained in a "vote instruction form" sent by the broker, bank, trustee or other nominee. Please follow their instructions carefully. Street name stockholders may generally vote by one of the following methods:

- *In person*. You may participate in the Annual Meeting online at www.virtualshareholdermeeting.com/ooma2025 and vote your shares electronically before the polls close during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

- *Via the Internet*. You may vote by proxy via the Internet by following the instruction form provided to you by your broker, bank, trustee, or other nominee.

- *By Telephone*. You may vote by proxy by calling the toll-free number on the vote instruction form provided to you by your broker, bank, trustee, or other nominee.

- *By Mail*. If you requested printed copies of the proxy materials to be mailed to you, you may vote by proxy by filling out the vote instruction form and returning it in the envelope provided to you by your broker, bank, trustee, or other nominee. If you vote by mail, your proxy card must be received by June 5, 2025.

Q: How can I elect to receive my proxy materials electronically by email?

A: *Registered stockholders.* To receive future copies of our proxy materials by email, registered stockholders should go to http://www.proxyvote.com and follow the enrollment instructions. Upon completion of enrollment, you will receive an email confirming the election to use the online services. The enrollment in the online program will remain in effect until the enrollment is canceled.

Beneficial stockholders. Most beneficial stockholders can elect to receive an email that will provide electronic versions of the proxy materials. To view a listing of participating brokerage firms and enroll in the online program, beneficial stockholders should go to http://www.proxyvote.com and follow the enrollment instructions. The enrollment in the online program will remain in effect for as long as the brokerage account is active or until the enrollment is canceled.

Enrolling to receive our future proxy materials online will save us the cost of printing and mailing documents, as well as help preserve our natural resources.

Q: What is the voting requirement to approve each of the proposals?

A: Each director is elected by a plurality of the voting power of the shares participating online or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the nominees who receive the largest number of votes cast "for" are elected as directors. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected as Class I directors to serve until the 2028 annual meeting of stockholders or until their respective successors are duly elected and qualified. Abstentions and broker non-votes will have no effect on the outcome of the vote.

The ratification of the appointment of KPMG LLP as our independent registered public accountants requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

The non-binding advisory vote on the compensation of our named executive officers as described in this proxy statement requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

Approval of the amendment and restatement of the EIP requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

Approval of the amendment and restatement of the ESPP requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

A summary of the voting provisions, provided a valid quorum is present or represented at the Annual Meeting, for the matters described in "What items will be voted on at the Annual Meeting?" is as follows:

Proposal No.	Vote	Board Recommendation	Routine or Non-Routine	Discretionary Voting by Broker Permitted?	Vote Required for Approval	Impact of Abstentions	Impact of Broker Non-votes (Uninstructed Shares)	Impact of "Withhold" Votes
1.	Election of director nominees	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Plurality	No impact	No impact	No impact
2.	Ratification of independent registered public accounting firm	FOR	Routine, thus if you hold your shares in street name, your broker may vote your shares for you absent any other instructions from you.	Yes	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	Broker has the discretion to vote	Not applicable
3.	Advisory approval of our executive compensation	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	No impact	Not applicable
4.	Amendment and restatement of the EIP	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	No impact	Not applicable

5.	Amendment and restatement of the ESPP	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	No impact	Not applicable

Q: What are broker non-votes?

A: Broker non-votes are shares held by brokers that do not have discretionary authority to vote on the matter and have not received voting instructions from their clients. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on our sole "routine" matter—the ratification of the appointment of the Company's independent registered public accounting firm. Your broker will not have discretion to vote on the election of directors, advisory approval of our executive compensation, the amendment and restatement of the EIP, or the amendment and restatement of the ESPP absent direction from you.

Therefore, if your shares are held by a broker on your behalf, and you do not instruct the broker as to how to vote these shares on the ratification of the appointment of the Company's independent registered public accounting firm, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. With respect to election of directors, the advisory approval of our executive compensation, the amendment and restatement of the EIP, or the amendment and restatement of the ESPP, the broker cannot exercise discretion to vote on these proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. "Broker non-votes" will be considered present at the Annual Meeting and will be counted towards determining whether or not a quorum is present. **In order to minimize the number of broker non-votes, please instruct your bank or broker so your vote can be counted**.

Q: If I submit a proxy, how will it be voted?

A: When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board of Directors as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy instructions, as described below under "Can I change my vote or revoke my proxy?"

Q: What should I do if I get more than one proxy or voting instruction card?

A: Stockholders may receive more than one set of voting materials, including multiple copies of the proxy materials and multiple Notices, proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive separate sets of proxy materials or one Notice for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one set of proxy materials. You should vote in accordance with all of the proxy cards and voting instruction cards you receive relating to our Annual Meeting to ensure that all of your shares are counted.

Q: Can I change my vote or revoke my proxy?

A: You may change your vote or revoke your proxy at any time prior to the taking of the vote at the Annual Meeting.

If you are the stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to Ooma's Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, prior to your shares being voted, or (3) participating in the Annual Meeting and voting electronically online at www.virtualshareholdermeeting.com/ooma2025. Participation alone at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically vote during the meeting online at www.virtualshareholdermeeting.com/ooma2025.

For shares you hold beneficially in street name, you may generally change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, by participating in the Annual Meeting and voting electronically during the meeting online at www.virtualshareholdermeeting.com/ooma2025.

Q: Can I attend the meeting in person?

A: There is no physical location for the Annual Meeting. You are invited to attend the Annual Meeting by participating online if you are a registered stockholder or a street name stockholder as of April 10, 2025, the Record Date. See, "How can I participate in the Annual Meeting?" below for more details. Please be aware that participating in the Annual Meeting will not, by itself, revoke a proxy. See, "Can I change my vote or revoke my proxy?" above for more details.

Q: How can I participate in the Annual Meeting?

A: The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to participate in the Annual Meeting online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/ooma2025. You will also be able to vote your shares electronically at the Annual Meeting. To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

The meeting webcast will begin promptly at 9:30 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:00 a.m., Pacific Time, and you should allow ample time for the check-in procedures. We plan to post a webcast replay to the Investor Relations section of our website, which is located at https://investors.ooma.com.

Q: What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

A: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

- 844-986-0822 (Toll-free)
- 303-562-9302 (International toll line)

Q: Why is the Annual Meeting being held only online?

A: We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual Annual Meeting will enable increased stockholder participation since stockholders can participate from any location around the world.

Q: Can I access the Notice of Annual Meeting, Proxy Statement, and Annual Report on Form 10-K on the Internet?

A: The Notice of Annual Meeting of Stockholders, Proxy Statement and our Annual Report on Form 10-K for the year ended January 31, 2025 are available online at http://www.proxyvote.com. At this website, you will find directions as to how you may access and review all of the important information you need. These proxy materials are free of charge.

Q: Is there a list of stockholders entitled to vote at the Annual Meeting?

A: For ten days prior to the meeting, a list of the names of stockholders of record entitled to vote will be available for inspection by stockholders of record for any purpose germane to the meeting between the hours of 9:00 a.m. and 5:00 p.m., local time, at our offices located at 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085. If you are a stockholder of record and want to inspect the stockholder list, please send a written request to our Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, or email ir@ooma.com to arrange for electronic access to the stockholder list.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: At the Annual Meeting, the presence, online or by proxy, of a majority of the aggregate voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting is required for the Annual Meeting to proceed. If you have returned valid proxy instructions or participate in the Annual Meeting online, your shares of common stock will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters at the meeting.

Q: Who will tabulate the votes?

A: An affiliate of Broadridge Financial Solutions, Inc. will serve as the Inspector of Elections and will tabulate the votes at the Annual Meeting.

Q: What are the requirements to propose actions to be included in our proxy materials for next year's Annual Meeting of Stockholders (our "2026 Annual Meeting") or for consideration at our 2026 Annual Meeting (including the deadline to propose actions for consideration at our 2026 Annual Meeting or to nominate individuals to serve as directors)?

A: *Requirements for Stockholder Proposals to be considered for inclusion in our proxy materials for our 2026 Annual Meeting*:

Stockholders may present proper proposals, including the nomination of directors, for inclusion in our proxy statement and for consideration at our next annual meeting of stockholders by submitting their proposals in writing to Ooma's Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2026 Annual Meeting, the Corporate Secretary of Ooma must receive the written proposal at our principal executive offices no later than 5:00 p.m. Eastern Time on December 19, 2025, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

If we hold our 2026 Annual Meeting more than 30 days before or after June 5, 2026 (the one-year anniversary date of the Annual Meeting), we will disclose the new deadline by which stockholder proposals must be received in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or a Current Report on Form 8-K. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials.

Proposals should be addressed to:

Ooma, Inc.
Attn: Corporate Secretary
525 Almanor Avenue, Suite 200
Sunnyvale, California 94085

Requirements for Stockholder Proposals to be presented at our 2026 Annual Meeting:

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) pursuant to our proxy materials with respect to such meeting, (2) by or at the direction of our Board of Directors, or (3) by a stockholder who is a stockholder of record both at the time the stockholder provides proper written notice of the proposal which the stockholder seeks to present at our annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting, and who has timely complied in proper written form with the notice procedures set forth in our amended and restated bylaws. In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to our amended and restated bylaws and applicable law. To be timely for our 2026 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than 5:00 p.m. Eastern Time on December 19, 2025, and

- not later than 5:00 p.m. Eastern Time on January 18, 2026.

If we hold our 2026 Annual Meeting more than 30 days before or more than 60 days after June 5, 2026 (the one-year anniversary date of the Annual Meeting), then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received by our Corporate Secretary at our principal executive offices:

- not earlier than 5:00 p.m. Eastern Time on the 120th day prior to such annual meeting, and

- not later than 5:00 p.m. Eastern Time on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made by us.

Any notice of proposed business must contain specific information concerning the matters to be brought before the meeting in accordance with our amended and restated bylaws. We urge you to read our amended and restated bylaws in full in order to understand the requirements of bringing a proposal. If a notice containing all the required information is not timely delivered, your proposal will not be presented.

Nomination of Director Candidates: Pursuant to our corporate governance guidelines, stockholders may propose director candidates for consideration by our nominating and governance committee. Stockholders may submit director candidate suggestions in writing to the attention of the Corporate Secretary of the Company at 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, providing the candidate's name and qualifications for service as a Board member, a document signed by the candidate indicating the candidate's willingness to serve, if elected, and evidence of the stockholder's ownership of Company stock. A stockholder wishing to nominate a candidate (as opposed to a recommendation) must follow the procedures described in Section 2.4 of the amended and restated bylaws of the Company. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b).

Our amended and restated bylaws permit eligible stockholders to nominate directors for election at an annual meeting of stockholders. To be eligible, a stockholder must be a stockholder of record both at the time the stockholder provides proper written notice of the proposed nomination and as of the record date determining stockholders entitled to vote at the annual meeting. Nominations by eligible stockholders must also be in proper written form in compliance with our amended and restated bylaws.

Any nomination must contain specific information concerning the nominee in accordance with our amended and restated bylaws. We urge you to read our amended and restated bylaws in full in order to understand the requirements of nominating a director candidate.

Availability of Bylaws: Our amended and restated bylaws were filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q filed with the SEC on December 8, 2023. A link to this filing is available on our website at https://investors.ooma.com/financial-information/sec-filings/. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. The amended and restated bylaws, and not the foregoing summary, together with applicable law, control stockholder actions and nominations relating to our annual meetings.

Q: Where can I find the voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to this Current Report on Form 8-K as soon as they become available.

Q: I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as "householding."

Brokers with account holders who are Ooma stockholders may be householding our proxy materials. A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or Ooma that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085 or (3) contact our Investor Relations department by email at ir@ooma.com or by telephone at (650) 300-1480. Stockholders who currently receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

Q: What if I have questions about my Ooma shares or need to change my mailing address?

A: You may contact our transfer agent, Computershare Trust Company, N.A., by telephone at 1-800-736-3001 (U.S.) or +1-781-575-3100 (outside the U.S.), by email at www.computershare.com/us/contact/ or by U.S. mail at 462 South 4th Street, Suite 1600, Louisville, KY, 40202, if you have questions about your Ooma shares or need to change your mailing address.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The following table sets forth, as of April 18, 2025, the names, ages and positions of our director nominees and directors who will continue in office after the Annual Meeting:

Name	Age	Position	Director Since	Current Term Expires	Expiration of Term for which Nominated
Directors with Terms expiring at the Annual Meeting (Nominees)					
Peter J. Goettner	61	Director and Director Nominee(1)(2)	2013	2025	2028
Eric B. Stang	65	Director, Director Nominee, President and Chief Executive Officer	2009	2025	2028
Jenny C. Yeh	51	Director, Director Nominee, Senior Vice President and Chief Legal Officer	2021	2025	2028
Continuing Directors					
Susan G. Butenhoff	65	Director(2)	2016	2026	
Russ Mann	56	Director(1)(3)	2009	2026	
Andrew H. Galligan	68	Director(1)	2014	2027	
Judi A. Hand	63	Director(2)(3)	2020	2027	
William D. Pearce	62	Director(3)	2013	2027	

(1)   Member of Audit Committee
(2)   Member of Nominating and Governance Committee
(3)   Member of Compensation Committee

Nominees for Director

Peter J. Goettner has served on our Board of Directors since March 2013. Mr. Goettner has been a General Partner at Worldview Technology Partners, Inc., a venture capital firm, since June 2004. He is the Founder of Crosschq, Inc., an IT security company, and has been its Chairman since November 2017. Mr. Goettner was previously Chief Executive Officer of DigitalThink, Inc., a SaaS e-learning solutions company which he founded, for seven years. Mr. Goettner holds a B.S. in Computer Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Our Board of Directors believes that Mr. Goettner brings extensive experience in the technology industry to our Board of Directors. His service on several boards provides an important perspective on operations and corporate governance matters, and qualifies him to serve as one of our directors.

Eric B. Stang has served as our President, Chief Executive Officer, and Board of Directors member since January 2009. He has been Chairman of our Board of Directors since December 2014. Mr. Stang is also a member of the board of Rambus Inc., a publicly traded company providing industry-leading chips, silicon IP, and technology licensing, where he serves as the Chair of its Compensation and Human Resources Committee and a member of its Corporate Governance/Nominating Committee. Mr. Stang was previously a director of InvenSense, Inc., a publicly traded MEMS semiconductor company, from 2014 to 2017, and Solta Medical, Inc., a publicly traded medical aesthetics company, from 2008 to 2014. From 2006 to 2008, Mr. Stang was President and Chief Executive Officer and a member of the board of directors of Reliant Technologies, a privately held developer of medical technologies for aesthetic applications. Previously, he was Chairman, President and Chief Executive Officer of Lexar Media, Inc., a publicly traded solid-state memory products company, now a subsidiary of Micron Technology. He occasionally serves on the boards of private companies. Mr. Stang holds an A.B. in Economics from Stanford University and an M.B.A. from the Harvard Business School.

Our Board of Directors believes that Mr. Stang is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, his extensive public and private company board experience, and his experience as an executive in the technology industry. Our Board of Directors also believes that he brings strong continuity to the Board of Directors.

Jenny C. Yeh has served on our Board of Directors since January 2021, and has served as our Chief Legal Officer since December 2024, including as Senior Vice President since February 2024. She previously served as our General Counsel from December 2018 to December 2024 and as Vice President from December 2018 to February 2024. She oversees all of the Company's legal and regulatory affairs. With over 25 years of experience in general corporate law, transactions, and litigation, Ms. Yeh's career includes Senior Vice President & General Counsel at Sphere 3D Corp. from October 2015 to November 2017, and as a senior legal advisory team member at General Electric from September 2011 to March 2015. Prior to General Electric, she was a partner at Baker & McKenzie from 2007 to 2011, specializing in complex cross-border M&A transactions and general corporate matters. Earlier in her career, Ms. Yeh worked at Wilson Sonsini Goodrich & Rosati, representing technology and emerging growth companies on securities law matters, corporate governance, venture financings, securities offerings, public reporting, M&A, and initial public offerings. Ms. Yeh holds a B.A. from the University of California, Berkeley, and a J.D. from Georgetown University Law Center.

Our Board of Directors believes Ms. Yeh is highly qualified to serve as a director due to her deep understanding of the Company's operations and extensive expertise in navigating complex legal issues. Additionally, her strategic and business acumen brings valuable multi-dimensional thinking to the Board of Directors.

Continuing Directors

Susan G. Butenhoff has served on our Board of Directors since July 2016. She also serves on the board of Hall Wines, a privately held winery in the U.S. Ms. Butenhoff is a strategic consultant specializing in risk mitigation and market positioning for some of Silicon Valley's largest technology companies. Previously, Ms. Butenhoff was the Founder and CEO of Access Communications, one of the largest independent technology public relations firms in the U.S., which Omnicom Group later acquired, from its founding in 1991 to February 2018. From August 2014 to January 2017, she also held the position of Global Technology Director at Ketchum, a global PR and marketing firm. With over 30 years of experience in technology marketing, Ms. Butenhoff has collaborated with technology disruptors and leaders, including Alphabet, PayPal, Facebook, Intuit, Adobe, and Apple. She holds a B.A. from Sussex University (England) and an M.Phil. in International Relations from the University of Cambridge (England).

Our Board of Directors considers Ms. Butenhoff highly qualified to serve as an independent director due to her extensive experience helping technology companies identify and enhance their competitive market positions and build their brands and revenues. Additionally, her operational experience leading a global marketing firm and her strong consulting and communication skills make her a valuable contributor to the Board of Directors.

Russ Mann has served on our Board of Directors since September 2009. He is currently a Senior Operating Partner at Diversis Capital, a private equity firm focused on B2B SaaS software companies, since July 2024. He also serves on several other boards, including Gondola Skate, a privately held retail fixture mobilization company, since December 2024, Thinkific Labs Inc., a publicly traded online learning management and payments platform, since September 2024, Ignite Visibility LLC, a privately held digital marketing agency, since March 2023, and Flume Water, Inc., a privately held IOT device and data company, since November 2023. Mr. Mann's previous roles include CEO and board member of WineBid, an online auction market for vintage wine, from January 2019 to November 2022, Chairman of the board of Demandstar, a B2B marketplace, from June 2018 to May 2022, and board member and CEO of Onvia, a publicly traded company providing B2G commerce intelligence and database information services, from January 2017 until its acquisition in November 2017 by Deltek, a Roper company. Mr. Mann has also held senior leadership positions as Chief Marketing Officer and Senior Vice President at Outerwall's EcoATM kiosk network, General Manager of Gazelle.com, a leader in the purchase and sale of used cell phones and electronics, from May 2016 until Outerwall's acquisition by Apollo Management Group in January 2017, Chief Marketing Officer of Nintex USA LLC, a B2B software company, from November 2014 to November 2015, and as Chairman and Chief Executive Officer of Covario, Inc., an advertising technology and digital marketing agency with a specialty in telecom services and computing devices marketing, from January 2006 to May 2014. Mr. Mann has a B.A. from Cornell University and an M.B.A. from the Harvard Business School.

Our Board of Directors believes Mr. Mann is qualified to serve as an independent director based on his experience as a multi-time CEO and Chairman of public and private companies that have had numerous M&A events and financings. He also has significant experience in companies with hardware, software, and data revenue lines, including direct and channel sales and marketing expertise for both B2B software and data companies and consumer electronics companies.

Andrew H. Galligan has served on our Board of Directors since December 2014. He also serves as a board member and an audit committee member of Arcellx, a publicly traded clinical-stage biotechnology company, since March 2025. Mr. Galligan was the Chief Financial Officer for ten years at Nevro Corp., a publicly traded medical device company. Previously, he served as our Chief Financial Officer from February 2009 to May 2010, and later as a consultant for our Company for four years. From 2007 to 2008, Mr. Galligan also served as the Chief Financial Officer of Reliant Technologies, Inc., a medical device company (later acquired by Solta Medical, Inc.). Additionally, he has held top financial executive roles at other medical device companies. Mr. Galligan began his career in various financial positions at KPMG LLP and Raychem Corp. Mr. Galligan received a B.B.S. in Business and Finance from Trinity College, Dublin University (Ireland). He is also a Fellow of the Institute of Chartered Accountants in Ireland.

Our Board of Directors believes that Mr. Galligan's financial expertise, including his years of experience as chief financial officer and financial consultant of publicly traded and privately held companies, brings deep financial and accounting knowledge to our Board of Directors and qualifies him to serve as the chairperson of our audit committee and one of our directors.

Judi A. Hand has served on our Board of Directors since June 2020. She is also on the board of SOVRN, an advertising, publisher, and commerce software company, since February 2022 and previously served on the board of Manitoba Telecom Services / Allstream, from May 2014 to May 2017. Since January 2017, Ms. Hand has been the Executive Vice President and Chief Revenue Officer for TTEC Holdings, a global customer experience technology and services company, with 62,000 employees on six continents. In addition, from April 2007 to December 2017, Ms. Hand was President and General Manager of TTEC Customer Growth Services (formerly Revana and Direct Alliance). With more than 35 years of sales, marketing, and general management experience, Ms. Hand has held senior positions at telecom industry leaders including AT&T, where she was responsible for a large division serving Enterprise customers, and at US West Qwest, where she ran the Consumer and Small Business division. She holds an M.S. in management from Stanford University and a B.A. in communications and marketing from the University of Nebraska.

Our Board of Directors believes that Ms. Hand's deep experience in the communications industry and her years of leadership experience in go-to-market roles make her qualified to advise the Company on market and revenue growth strategies and execution.

William D. Pearce has served on our Board of Directors since March 2013, and as Lead Non-Management Director since June 2017. He is currently a member of the board for Algonomy Software Private Limited, a privately held AI-based personalized shopping experience firm. Mr. Pearce is also a Marketing Faculty member at the Haas School of Business at the University of California, Berkeley. From 2012 to 2014, Mr. Pearce was Partner and Marketing Practice Director at The Partnering Group, a global consumer products and retail management consulting firm. From 2008 to 2011, he was Senior Vice President and Chief Marketing Officer at Del Monte Foods, Inc., a food production and distribution company. Mr. Pearce also served as President and Chief Executive Officer of Foresight Medical Technology LLC, a medical devices company, from 2007 to 2008; Chief Marketing Officer at Taco Bell Corp., a quick service restaurant company and subsidiary of Yum! Brands, Inc., from 2004 to 2007; and Vice President of Marketing at Campbell Soup Company, from 2003 to 2004. Mr. Pearce holds a B.A. in Economics from Syracuse University and an M.B.A. from the S.C. Johnson Graduate School of Management, Cornell University.

Our Board of Directors believes that Mr. Pearce is qualified to serve as a director based on his prior experience as an executive at several publicly traded companies and his considerable experience as a board member of several privately held companies.

Executive Officers

The names of our executive officers, their ages as of April 18, 2025, and their positions are shown below.

Name	Age	Position
Eric B. Stang	65	President and Chief Executive Officer
Shig Hamamatsu	52	Senior Vice President and Chief Financial Officer
Jenny C. Yeh	51	Senior Vice President and Chief Legal Officer
Namrata Sabharwal	54	Chief Accounting Officer

For information regarding Mr. Stang and Ms. Yeh, please refer to their respective biographies under "Continuing Directors," above.

Shig Hamamatsu has served as our Senior Vice President and Chief Financial Officer since February 2024 and Vice President and Chief Financial Officer from September 2021 to February 2024. Prior to joining us, he worked for Accuray Incorporated, a publicly traded medical device company, where he served as Chief Financial Officer from November 2018 to September 2021, as Interim Chief Financial Officer from October 2018 to November 2018 and as Vice President, Finance and Chief Accounting Officer from September 2017 to September 2018. Prior to joining Accuray, Mr. Hamamatsu served as VP, Corporate Controller at Cepheid, a publicly traded molecular diagnostics company that was acquired by Danaher Corporation, from November 2015 to May 2017. From June 2014 to November 2015, he served as VP, Finance and Corporate Controller at Cypress Semiconductor Corporation, a publicly traded global semiconductor manufacturer. From May 2012 until May 2014, Mr. Hamamatsu served as VP, Finance at RPX Corporation, a publicly traded patent risk management solutions provider. Mr. Hamamatsu began his career as an auditor at PricewaterhouseCoopers LLP. Mr. Hamamatsu holds a B.A. Business Administration, concentration in accounting, from the University of Washington. He is a certified public accountant in the state of California (inactive).

Namrata Sabharwal has been our Chief Accounting Officer since June 2022. Prior to that, Ms. Sabharwal served as our Vice President, Corporate Controller since May 2016, during which time she also served as our interim Chief Financial Officer from June 2021 to September 2021. From March 2015 to May 2016, she served as our Director of SEC Reporting & SOX. Prior to joining us, Ms. Sabharwal served as Assistant Controller and Senior Director of Finance at Gigamon Inc. from July 2012 to March 2015. Ms. Sabharwal started her career with Deloitte & Touche LLP as a certified public accountant. She holds a Bachelor of Commerce degree in accounting and finance from Mumbai University, India.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our Board of Directors. The authorized number of directors is fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. The current authorized number of directors constituting our entire Board is nine. Our Board of Directors currently consists of eight directors, six of whom qualify as "independent" under the New York Stock Exchange listing standards.

Except as otherwise provided by law, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual meeting of stockholders.

Our Board currently consists of eight directors. In addition, Mr. Pearce was appointed as Lead Non-Management Director for another one-year term, effective immediately following the 2025 annual meeting and continuing until the 2026 annual meeting.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our Board of Directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- Class I directors are Mr. Goettner, Mr. Stang, and Ms. Yeh, whose current terms will expire at the Annual Meeting, and they are standing for election at this Annual Meeting for terms that will expire at the annual meeting of stockholders to be held in 2028;

- Class II directors are Ms. Butenhoff and Mr. Mann, and their current terms will expire at the annual meeting of stockholders to be held in 2026; and

- Class III directors are Mr. Galligan, Ms. Hand, and Mr. Pearce, and their current terms will expire at the annual meeting of stockholders to be held in 2027.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our outstanding voting stock. Directors may not be removed by our stockholders without cause.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Meetings and Director Communications

During fiscal 2025, the Board of Directors held five meetings and each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of the Board of Directors on which he or she served during the periods that he or she served. Directors are also encouraged to attend annual meetings of the stockholders of the Company. All of our then-continuing directors attended the 2024 annual meeting of stockholders.

Stockholders and other interested parties may communicate with the non-management members of the Board of Directors by mail sent to the Company's principal executive offices addressed to the intended recipient and care of our Corporate Secretary. Our Corporate Secretary will review all incoming stockholder communications and route such communications as appropriate to member(s) of the Board of Directors (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material). For a more detailed description of stockholder communications see "Communications With Our Board of Directors."

Director Independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors determined that none of Ms. Butenhoff, Mr. Galligan, Mr. Goettner, Ms. Hand, Mr. Mann, and Mr. Pearce has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange (the "Applicable Rules"). The Board determined that Mr. Stang and Ms. Yeh are not "independent" as that term is defined under the Applicable

Rules. In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director or affiliated entities, and the transactions involving them described under "Certain Relationships and Related Party Transactions." The Board of Directors also determined that each director other than Mr. Stang and Ms. Yeh is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director.

Board Committees

Our Board of Directors currently has an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our Board of Directors are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our audit committee is comprised of Messrs. Galligan, Goettner and Mann, with Mr. Galligan serving as our audit committee chairperson. The composition of our audit committee meets the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current listing standards. In addition, our Board of Directors has determined that Mr. Galligan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). During fiscal 2025, the audit committee held eight meetings. The responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

- periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our Company;

- establishing policies for the hiring of employees and former employees of the independent registered public accounting firm;

- considering the adequacy of our internal accounting controls and audit procedures;

- reviewing our policies on risk assessment and risk management;

- approving all audit and non-audit services other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

- reviewing the audit committee report required by SEC rules to be included in our annual proxy statement.

Our audit committee was established in accordance with, and operates under a written charter that satisfies, the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our audit committee is available on the Investors section of our website at https://investors.ooma.com/corporate-governance/documents-charters.

Compensation Committee

Our compensation committee is comprised of Ms. Hand, Mr. Mann and Mr. Pearce. Mr. Pearce serves as our compensation committee chairperson. Each member of our compensation committee meets the requirements for independence for compensation committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. During fiscal 2025, the compensation committee held six meetings. The responsibilities of our compensation committee include, among other things:

- overseeing our overall compensation philosophy, compensation plans and benefits programs;

- reviewing, approving and determining, or making recommendations to our Board of Directors regarding, the compensation and benefits provided to our Chief Executive Officer and other executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving or making recommendations to our Board of Directors regarding incentive compensation and equity plans; and

- establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee also periodically reviews and make recommendations to our Board of Directors as to compensation for the non-employee members of our Board of Directors.

Our compensation committee has the authority to select, engage, compensate and terminate compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist the compensation committee in carrying out its responsibilities and functions as set forth herein. In fiscal 2025, our compensation committee retained the services of Compensia, Inc., an independent compensation consulting firm, to provide advice and recommendations on competitive market practices and specific compensation decisions for our executive officers and non-employee directors. Compensia provided no other services to the Company in fiscal year 2025.

Our compensation committee was established in accordance with, and operates under a written charter that satisfies, the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our compensation committee is available on the Investors section of our website at https://investors.ooma.com/corporate-governance/documents-charters.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mses. Butenhoff and Hand, and Mr. Goettner. Ms. Butenhoff serves as our nominating and governance committee chairperson. The composition of our nominating and governance committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. The nominating and governance committee held four meetings in fiscal 2025. The responsibilities of our nominating and governance committee include, among other things:

- identifying, evaluating and selecting, or making recommendations to our board of directors regarding nominees for election or our Board of Directors and its committees;

- considering and making recommendations to our board of directors regarding the composition of our Board and Directors and its committees;

- reviewing proposed waivers of the code of ethics and business conduct;

- reviewing, jointly with the compensation committee, succession planning for our chief executive officer and other executive officers and evaluating potential successors;

- reviewing and assessing the adequacy of our corporate governance guidelines and recommending any proposed changes to our Board of Directors;

- evaluating the performance of our Board of Directors and of individual directors; and

- reviewing and overseeing the management of our strategy, initiatives, risks, opportunities and related reporting with respect to significant environmental, social and governance matters (other than human capital management matters which are overseen by the compensation committee).

Our nominating and governance committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our nominating and governance committee and our corporate governance guidelines is available on the Investors section of our website at https://investors.ooma.com/corporate-governance/documents-charters.

Committee Membership

Our Board has established three standing committees: the audit committee, the compensation committee, and the nominating and governance committee.

Audit Committee	Compensation Committee	Nominating and Governance Committee
Andrew H. Galligan (chair)	William D. Pearce (chair)	Susan Butenhoff (chair)
Peter J. Goettner	Judi Hand	Peter J. Goettner
Russ Mann	Russ Mann	Judi Hand

Nominations Process and Director Qualifications

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of our nominating and governance committee in accordance with its charter, our amended and restated certificate of incorporation and amended and restated bylaws, our corporate governance guidelines and the considerations described below regarding the evaluation of director nominees. In recommending candidates for nomination, our nominating and governance committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates.

Additional information regarding the process for properly submitting stockholder nominations for candidates for nomination to our Board of Directors is set forth above under "Requirements for Stockholder Proposals to be considered for inclusion in our proxy materials for our 2026 Annual Meeting" and "Requirements for Stockholder Proposals to be presented at our 2026 Annual Meeting."

Considerations in Evaluating Director Nominees

Our nominating and governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our nominating and governance committee will consider the current size and composition of our Board of Directors and the needs of our Board of Directors and the respective committees of our Board of Directors. In evaluating the suitability of individual candidates, our nominating and governance committee may take into account many factors, including, without limitation, diversity of personal and professional background, perspective and experience; personal and professional integrity, ethics and values; experience in corporate management, operations or finance; experience relevant to the Company's industry and with relevant social policy concerns; experience as a board member or executive officer of another publicly held company; relevant academic expertise or other proficiency in an area of the Company's operations; practical and mature business judgment; any statutory or listing requirements and any other relevant qualifications, attributes or skills. Members of our Board of Directors are expected to prepare for, attend, and participate in all Board of Directors and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating and governance committee may also consider such other factors as it may deem desirable, from time to time, and are in our and our stockholders' best interests.

The policy of our nominating and governance committee is to consider properly submitted stockholder recommendations for candidates for membership on the Board. In evaluating such recommendations, the nominating and governance committee will address the membership criteria set forth above.

Although our Board of Directors does not maintain a specific policy with respect to board diversity, our Board of Directors believes that our Board of Directors should be a diverse body, and our nominating and governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our nominating and governance committee may take into account the benefits of diverse viewpoints. Our nominating and governance committee also considers these and other factors as it oversees the annual Board of Directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and governance committee recommends to our full Board of Directors the director nominees for selection.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours, and no member of our compensation committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers currently serve, or have served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that is applicable to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. A copy of our Code of Ethics and Business Conduct is available in the Investors section of our website at https://investors.ooma.com/corporate-governance/documents-charters.

Board Leadership Structure

We believe that the structure of our Board of Directors and its committees provides strong overall management of our Company. Eric Stang is the Chairman of our Board of Directors and our President and Chief Executive Officer, and consequently Mr. Stang is not independent under the listing standards of the New York Stock Exchange as a result of his employment with us. Our Board of Directors believes that Mr. Stang is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Accordingly, our Board of Directors has determined that the combined role of Chairman and Chief Executive Officer is the best leadership structure for us at the current time and is in the best interests of our Board of Directors, our Company and our stockholders as it promotes the efficient and effective development and execution of our corporate strategy and facilitates information flow between management and our Board of Directors.

Our corporate governance guidelines provide that if our Chairman is not independent, the Board of Directors will designate a lead director. The Board of Directors determined that it would be beneficial to have a lead director to, among other things, preside over executive sessions of the independent directors, which provides the Board of Directors with the benefit of having the perspective of independent directors. The role of the lead director is described further below.

As our Chief Executive Officer, Mr. Stang is responsible for setting the strategic direction of our Company, the general management and operation of the business and the guidance and oversight of senior management. And as the Chairman of our Board of Directors, he also monitors the content, quality and timeliness of information sent to our Board of Directors.

Lead Non-Management Director

Our Board of Directors has appointed William D. Pearce to serve as our lead non-management director. As lead non-management director, Mr. Pearce presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and our independent directors and performs such additional duties as our Board of Directors may otherwise determine and delegate.

Board's Role in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us. All of our standing committees report to the Board of Directors on a periodic basis.

Information Security

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. As a result, we have developed an information security program (referred to as our InfoSec Program) to enhance our network security measures, identify and mitigate information security risks, and protect and preserve the confidentiality, integrity, and continued availability of our own critical information as well as that of our customers and suppliers that is in our care. Our InfoSec Program includes development, implementation, and continual improvement of policies and procedures to safeguard information and ensure availability of critical data and systems. Our InfoSec Program further includes using third-party software to help us identify potential weaknesses and to conduct periodic network access penetration testing on a regular basis. In addition, in accordance with our InfoSec Program, we actively monitor known threats that could affect our products and services and we work with our suppliers to provide us with real-time reports of threats or vulnerabilities that may affect our enterprise-wide systems. Our InfoSec Program also includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident.

Management reports security instances to the Board as they occur, if material, and provides a summary multiple times per year to the full Board of Directors about periodic assessment of our internal response preparedness, and assessments led by outside advisors. We carry insurance intended to defray potential losses arising from a cybersecurity incident. We have not experienced any material information security breaches or incurred any material expenditures related to any information security breaches in the last three years. To date, we have not paid any penalties or settlements in connection with any information security breaches.

Outside Director Compensation

The following table summarizes compensation paid to our non-employee directors during the fiscal year ended January 31, 2025.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Total ($)
Susan G. Butenhoff	54,000	174,212	228,212
Andrew H. Galligan	60,000	174,212	234,212
Peter J. Goettner	54,000	174,212	228,212
Judi A. Hand	44,000	174,212	218,212
Russ Mann	56,000	174,212	230,212
William D. Pearce	67,000	174,212	241,212

(1) The amount reported represents the fees earned for service on the Board of Directors and committees of the Board of Directors during fiscal 2025.
(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to our non-employee directors during fiscal 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for restricted stock units is measured based on the closing price of the Company's common stock on the date of grant. See Note 2 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 titled "Significant Accounting Policies."
(3) As of January 31, 2025, each non-employee director held 19,685 unvested restricted stock units.
(4) As of January 31, 2025, none of our non-employee directors held any stock options.

Directors who are also our employees receive no additional compensation for their service as a director. During the fiscal year ended January 31, 2025, two current directors, Mr. Stang, our President, Chief Executive Officer and Chairman of the Board, and Ms. Yeh, our Senior Vice President and Chief Legal Officer, were employees. Their compensation is discussed in "Executive Compensation."

Cash Compensation

For fiscal 2025, each of our non-employee directors is entitled to an annual cash retainer of $40,000 for serving on our Board of Directors. The retainer is payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter.

The chairpersons and non-chair members of the three standing committees of our Board of Directors will be entitled to the following additional annual cash fees (payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter):

Board Committee	Chairperson Fee ($)	Non-Chair Member Fee ($)
Audit Committee	20,000	10,000
Compensation Committee	12,000	6,000
Nominating and Governance Committee	8,000	4,000

In addition, our lead director is entitled to an additional $15,000 annual cash fee, payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter.

Our non-employee directors are also reimbursed for travel, lodging and other reasonable expenses incurred in connection with their attendance at Board of Directors or committee meetings.

Equity Compensation

Annual Restricted Stock Unit Grant. Each non-employee director is entitled to an annual grant of restricted stock units ("RSUs"), serving as members of our Board of Directors on the date of each annual meeting, equal to $150,000 divided by the average closing price of our common stock on the New York Stock Exchange over the 30 trading days preceding the grant. These restricted stock units will vest on the date of the subsequent annual meeting, subject to the director's continued service through the vesting date.

Director Stock Ownership Guidelines. Upon consultation with Compensia, in fiscal 2021 our compensation committee approved, and the Company adopted, stock ownership guidelines for its non-employee directors. Directors are required to hold an equivalent value of Ooma common stock (or qualifying equity holdings) equal to three times a director's annual cash retainer. Shares that count toward meeting the stock ownership guidelines include shares owned outright, restricted stock and RSUs, stock purchase plan holdings and shares owned directly by the director's immediate family members and/or trust. Directors have the later of five years from appointment of the Board of Directors or the date of the policy adoption to acquire and hold the pre-determined level of shares. As of January 31, 2025, all of our directors had reached the stated ownership requirements for fiscal year 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires directors, certain officers and ten percent stockholders to file reports of ownership and changes in ownership with the SEC. Each of the following forms were filed late due to clerical errors: Mr. Stang's Form 4 to report the grant of 250,000 restricted stock units; Mr. Hamamatsu's Form 4 to report the grant of 70,000 restricted stock units; Ms. Sabharwal's Form 4 to report the grant of 20,000 restricted stock units; Mr. Gustke's Form 4 to report the grant of 32,000 restricted stock units; Ms. Yeh's Form 4 to report the grant of 53,000 restricted stock units; and Ms. Butenhoff's Form 4 to report the sale of 10,912 shares. Based upon a review of filings with the SEC and/or written representations that no other reports were required, we believe that all other reports for the Company's officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed for 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 10, 2025 by:

(1) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

(2) each of our named executive officers;

(3) each of our directors; and

(4) all executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. To our knowledge, no person or entity except as set forth below, is the beneficial owner of more than 5% of the voting power of our common stock as of the close of business on April 10, 2025.

Under SEC rules, the calculation of the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person includes both outstanding shares of our common stock then owned as well as any shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 10, 2025. Shares subject to those options for a particular person are not included as outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 27,560,725 shares of our common stock outstanding as of April 10, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085.

Name of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Restricted Stock Units Vesting within 60 days	Number of Shares Beneficially Owned	Percentage Ownership
5% Stockholders					
Entities affiliated with Blackrock, Inc.(1)	1,863,945	—	—	1,863,945	6.8%
Trigran Investments, Inc.(2)	3,487,277	—	—	3,487,277	12.7%
Named Executive Officers and Directors					
Eric B. Stang(3)	1,293,717	302,188	44,375	1,640,280	5.9%
James A. Gustke(4)	128,866	26,800	6,188	161,854	*
Jenny C. Yeh(5)	59,072	7,800	8,563	75,435	*
Shig Hamamatsu(6)	44,404	—	11,188	55,592	*
Namrata Sabharwal(7)	23,546	2,500	2,938	28,984	*
Andrew H. Galligan(8)	222,247	—	19,685	241,932	*
William D. Pearce(9)	143,668	—	19,685	163,353	*
Peter J. Goettner(10)	133,026	—	19,685	152,711	*
Russ Mann(11)	95,131	—	19,685	114,816	*
Susan G. Butenhoff(12)	77,499	—	19,685	97,184	*
Judi A. Hand(13)	41,087	—	19,685	60,772	*
All executive officers and directors as a group (10 persons)	2,262,263	339,288	191,362	2,792,913	9.9%

* Represents less than 1% of the total shares.
(1) Based on information set forth in a Schedule 13G/A filed with the SEC on February 7, 2025. The Reporting Person, Blackrock, Inc., a publicly traded Delaware corporation, has sole voting power over 1,836,241 shares of common stock of the Company and sole dispositive power over

1,863,945 shares of common stock of the Company. The address of the Reporting Person is 50 Hudson Yards, New York, NY 10001. Based on a Schedule 13G/A filed by the Reporting Person with the SEC on April 15, 2025, the share amounts reported in this footnote increased from 1,836,241 to 1,874,331, with no change in the ownership percentage.

(2) Based on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2025. The Reporting Person, Trigran Investments, Inc., an Illinois corporation, has shared voting power over 3,310,572 shares of common stock of the Company and shared dispositive power over 3,487,277 shares of common stock of the Company, shared with Douglas Granat, Lawrence A. Oberman, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon and Steven R. Monieson, the controlling shareholders and officers of Trigran Investments, Inc. The address of the Reporting Person and each of the listed controlling shareholders and officers is 630 Dundee Road, Suite 230, Northbrook, IL 60062.

(3) Consists of (i) 277,256 shares of common stock held directly by Mr. Stang and 1,016,461 restricted stock units held by the Eric Stang & Pamela Stang TR UA 09/02/2004 Stang Family Trust, all of which are vested as of April 10, 2025, (ii) 302,188 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 10, 2025, all of which were fully vested as of such date, and (iii) 44,375 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2024.

(4) Consists of (i) 128,866 shares of restricted stock held by Mr. Gustke, all of which are vested as of April 11, 2025, (ii) 26,800 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 10, 2025, all of which were fully vested as of such date, and (iii) 6,188 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025. Mr. Gustke ceased serving as an executive officer in December 2024 but remains employed with the Company.

(5) Consists of (i) 59,072 shares of restricted stock held by Ms. Yeh, all of which are vested as of April 10, 2025, (ii) 7,800 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 10, 2025, all of which were fully vested as of such date, and (iii) 8,563 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(6) Consists of (i) 44,404 shares of restricted stock held by Mr. Hamamatsu, all of which are vested as of April 10, 2025, and (ii) 11,188 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(7) Consists of (i) 23,546 shares of restricted stock held by Ms. Sabharwal, all of which are vested as of April 10, 2025, (ii) 2,500 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 10, 2025, all of which were fully vested as of such date, and (iii) 2,938 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(8) Consists of (i) 222,247 shares of restricted stock held by Mr. Galligan, all of which are vested as of April 10, 2025, and (ii) 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(9) Consists of (i) 143,668 shares of restricted stock held by Mr. Pearce, all of which are vested as of April 10, 2025, and (ii) 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(10) Consists of (i) 133,026 shares of restricted stock held by Mr. Goettner, all of which are vested as of April 10, 2025, and (ii) 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(11) Consists of (i) 95,131 shares of restricted stock held by Mr. Mann, all of which are vested as of April 10, 2025, and (ii) 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(12) Consists of (i) 77,499 shares of restricted stock held by Ms. Butenhoff, all of which are vested as of April 10, 2025, and (ii); 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

(13) Consists of (i) 41,087 shares of restricted stock held by Ms. Hand, all of which are vested as of April 10, 2025, and (ii) 19,685 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 10, 2025.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material elements of our executive compensation program for our executive officers during the fiscal year ended January 31, 2025 for the following "named executive officers," whose compensation is set forth in the Fiscal 2025 Summary Compensation Table and other compensation tables contained in this proxy statement:

We had four executive officers as of January 31, 2025. Our named executive officers for fiscal 2025, which consist of our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), our two most highly compensated executive officers (other than our CEO and CFO) who were serving as executive officers at the end of fiscal 2025 and a former executive officer who would have been among our most highly compensated executive officers had he remained an executive officer through the end of the fiscal year, are:

- Eric B. Stang, our President, Chief Executive Officer, and Chairman of the Board of Directors;

- Shig Hamamatsu, our Senior Vice President and Chief Financial Officer;

- Jenny Yeh, our Senior Vice President, Chief Legal Officer, and Board member;

- James Gustke, our Senior Vice President of Marketing (who ceased serving as an executive officer effective as of December 5, 2024 but remains employed with the Company); and

- Namrata Sabharwal, our Chief Accounting Officer.

This section also discusses our executive compensation philosophy, objectives and design; how and why our compensation committee arrived at the specific compensation policies and decisions during fiscal 2025; the role of Compensia, Inc., our compensation committee's independent compensation consulting firm; and the peer group used in evaluating executive compensation.

Executive Summary

We provide leading communications services and related technologies that bring unique features, ease of use, and affordability to business and residential customers through our smart software-as-a-service and unified communications platforms. For businesses of all sizes, we deliver advanced voice and collaboration features including messaging, intelligent virtual attendants and video conferencing to help them run more efficiently. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality and integration with mobile devices.

Full Year Fiscal 2025 Financial Highlights

- **Revenue**: Total revenue was $256.9 million, up 8% year-over-year. Subscription and services revenue increased to $238.6 million and was 93% of total revenue, primarily driven by the growth of Ooma Business and our acquisition of 2600hz, Inc. in October 2023.

- **Net Income/Loss**: GAAP net loss was $6.9 million, compared to GAAP net loss of $0.8 million, in fiscal 2024. Non-GAAP net income was $18.0 million, compared to non-GAAP net income of $15.4 million in fiscal 2024.

- **Adjusted EBITDA**: Adjusted EBITDA was $23.3 million, compared to $19.8 million in fiscal 2024.

Fiscal 2025 Executive Compensation Highlights

In fiscal 2025, our compensation committee evaluated executive officer compensation, including cash and equity compensation, and largely maintained the same executive compensation program it implemented in fiscal 2024.

In fiscal 2025, the key highlights of our executive compensation program included:

- Compensation Peer Group. We updated our compensation peer group to ensure our executive compensation was comparable and competitive relative to similar companies.

- Base Salary and Bonus Target Opportunities. We increased the annual base salaries for each of our named executive officers and the target bonus opportunity under the fiscal 2025 bonus plan (the "Fiscal 2025 Bonus Plan") for Mr. Stang, Mr. Hamamatsu, Ms. Yeh and Ms. Sabharwal. The target bonus opportunity under the Fiscal 2025 Bonus Plan for Mr. Gustke did not change.

- Equity Awards. We granted restricted stock unit ("RSU") awards to each of our named executive officers, with four-year vesting schedules to help ensure that these equity awards would deliver compensation and retention value closer to that provided by companies in our compensation peer group.

- Bonuses Paid Based on Corporate Performance. We exceeded our corporate revenue and EBITDA targets under the Fiscal 2025 Bonus Plan, resulting in above-target payouts for each of our named executive officers.

- Additional Cash Awards. After taking into account the individual performance (which is not a factor under the Fiscal 2025 Bonus Plan) of the named executive officers in fiscal 2025, our compensation committee awarded discretionary bonuses of $6,000 and $25,250 to Mr. Stang and Ms. Yeh, respectively, in recognition of their contribution during fiscal 2025.

Stockholder Advisory Vote on Executive Compensation

At our 2024 annual meeting of stockholders, we held a non-binding advisory vote on the compensation of our named executive officers (a "Say-on-Pay vote"). Our stockholders approved the fiscal 2024 compensation of our named executive officers, with over 93% of the votes cast in favor of our fiscal 2024 executive compensation program. By the time this vote was conducted, many of the decisions relating to the compensation of our named executive officers for fiscal 2025 had already been made.

Our compensation committee has considered and intends to continue to consider the results of the annual Say-on-Pay vote, as the results reflect our overall compensation philosophy and policies and in making future compensation decisions relating to our executive officers.

Compensation Philosophy and Objectives

We design our executive compensation program to achieve the following objectives:

- attract, motivate and retain executive officers of outstanding ability and potential;

- motivate and reward behavior consistent with our corporate performance objectives; and

- ensure that compensation is meaningfully tied to the creation of stockholder value.

We believe that our executive compensation program should include short-term and long-term elements and should reward consistent performance that meets or exceeds expectations. We evaluate both performance and compensation to ensure that the compensation provided to our executive officers remains competitive relative to compensation paid by similar companies operating in the technology industry, in particular comparable companies, taking into account the role and performance of the individual executive and the performance and strategic objectives of Ooma.

Compensation Design

The compensation arrangements for our executive officers consist of base salary, performance-based cash bonuses, equity awards, and broad-based welfare and health benefit programs. While we offer cash compensation in the form of base salaries and annual cash bonuses, we intend equity compensation to be the central component of our executive compensation program.

We emphasize the use of equity to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create long-term value for our stockholders. Historically, we have provided equity compensation in the form of stock options and time-based RSU awards that typically vest over multi-year periods, although our compensation committee did not award stock options in fiscal 2025 due to its desire to manage our burn rate, as discussed below. We believe that equity awards can align the interests of executive officers with our stockholders and drive a longer-term focus through a multi-year vesting schedule, while managing dilution to existing investors and providing greater transparency and predictability to our executive officers with respect to the value of their compensation.

Our compensation committee reviews our executive compensation program at least annually. As part of this review process, our compensation committee applies the objectives described above within the context of our overall compensation philosophy while simultaneously considering the compensation levels needed to ensure our executive compensation program remains competitive. Our compensation committee also evaluates whether we are meeting our retention objectives and the potential cost of replacing key executive officers.

During fiscal 2025, our executive compensation program was designed to emphasize "at risk" or performance-based pay, as reflected in the sum of on-target performance-based cash bonuses plus grant date value of long-term equity awards as a percentage of the value of total on-target direct compensation (i.e., the sum of annual base salary, annual cash incentive value and grant date value of long-term, equity incentive awards). Our compensation committee targeted total on-target direct compensation and each of its components with reference to the 50th percentile of the compensation peer group in connection with its annual review. Given the highly competitive market for executive talent, we strive to offer a compensation program that will attract and retain a talented workforce, while taking into consideration the compensation practices of peer companies based on an objective set of criteria.

The following table presents the total on-target direct compensation and the on-target value of each of these components for each of our named executive officers for fiscal 2025. For more detail regarding our compensation committee's decisions, see the narrative under "Elements of Our Executive Compensation Program" below.

| Name | On-Target Compensation* | | | |
	Base Salary ($)(1)	Cash Incentive Awards ($)(1)	Equity Incentive Awards ($)	Total ($)
Eric B. Stang	600,000	600,000	2,162,500	3,362,500
Shig Hamamatsu	445,000	300,000	605,500	1,350,500
Jenny C. Yeh	430,000	185,000	458,450	1,073,450
James A. Gustke	355,000	165,000	276,800	796,800
Namrata Sabharwal	316,000	86,000	173,000	575,000

_____

* These amounts are not a substitute for the amounts disclosed in the Fiscal 2025 Summary Compensation Table, which are disclosed in accordance with SEC rules.

(1) Amounts for base salary and performance-based cash bonus awards represent annualized pay package for fiscal 2025, effective as of May 1, 2024.

Our compensation committee believes that the allocation between base salary and performance-based cash bonus opportunities reflected above encouraged our executive officers to take appropriate risks aimed at improving our Company's financial success and creating long-term stockholder value helped align our executive officers' short-term cash incentives with the competitive practices of our compensation peer group, and did not promote inappropriate risk taking. The amount and type of equity awards approved for fiscal 2025 reflected our compensation committee's desire to motivate the executive officers' performance and manage our burn rate and stockholder dilution.

From time to time, special business conditions such as the recognition for exceptional contribution may warrant additional compensation to retain or motivate executive officers. In these situations, we consider our business needs and the potential costs and benefits of special rewards.

Processes and Procedures for Compensation Decisions

Our compensation committee is responsible for the compensation program for our executive officers and reports to the Board of Directors on its discussions, decisions and other actions. Our compensation committee has retained Compensia Inc. ("Compensia"), an independent compensation consulting firm, to provide advice, analysis and ongoing recommendations on competitive market practices and specific compensation decisions for our executive officers and non-employee directors. As our compensation committee requested and to assist our compensation committee as it made decisions with respect to compensation matters, as explained below, Compensia provided certain qualitative and quantitative information regarding competitive practices in the market for executive talent, analyzed the existing compensation arrangements of our executives, and was available to our compensation committee to provide technical and other information it requested in connection with performing its function throughout fiscal 2025. Compensia provided no other services to the Company in fiscal 2025. Our compensation committee has assessed the independence of Compensia under the applicable SEC rules and the relevant NYSE listing standards and has determined that Compensia's work for the compensation committee is independent under such standards.

Historically, our Chief Executive Officer consults with our compensation committee regarding the performance of the executive officers; at the direction of our compensation committee, works with Compensia to understand its advice regarding compensation program designs; makes recommendations to our compensation committee; often attends compensation committee meetings; and is involved in the determination of compensation for the respective executive officers (other than himself), but he does not attend the portions of compensation committee meetings at which his own compensation is discussed and determined. Our Chief Executive Officer makes recommendations to our compensation committee regarding short- and long-term compensation for all executive officers (other than himself) based on our overall results as well as our corporate targets, an individual executive officer's contribution toward these results, performance toward individual goal achievement and an analysis of external market compensation data. Our compensation committee then reviews these recommendations and other data, including corporate performance compared to the annual financial plan (as discussed in further detail below) and input from Compensia, and makes decisions as to each item of target total direct compensation, and the target total direct compensation, for each executive officer, as well as each individual compensation component. Our compensation committee consults with the independent members of the Board of Directors regarding compensation for our Chief Executive Officer. The independent members of the Board of Directors evaluate the Chief Executive Officer's performance, and our compensation committee then reviews and makes the final decisions regarding executive compensation for our Chief Executive Officer. As noted above, our compensation committee is authorized to select, engage, compensate and terminate compensation consultants, legal counsel, and such other advisors, as it sees fit, to assist in carrying out their responsibilities and functions, including the oversight of our overall compensation philosophy, compensation plans and benefits programs and our executive compensation programs and related policies.

Compensation Peer Group

Our compensation committee reviews our compensation peer group on an annual basis, with input from Compensia, and the group may be adjusted from time to time based on, among other input, a comparison of revenues, market capitalization, industry and peer group performance and merger and acquisition activity. In fiscal 2024, our compensation committee updated our compensation peer group for fiscal 2025 based in part on input from Compensia and after taking into consideration what is appropriate for our Company, stockholders and management team.

For fiscal 2025, our compensation committee approved a compensation peer group designed to reflect companies that are generally in the telecommunication services and/or enterprise software sectors, with similar revenues, revenue growth and market capitalization. After considering an analysis based on data provided by

Compensia, this compensation peer group was comprised of companies with revenues of 0.33 to 3.0 times our annual revenues, as well as a market capitalization of 0.25 to 4.0 times our market capitalization. The following companies were removed from the compensation peer group as result of merger and acquisition activity or for other reasons: ChannelAdvisor, Vocera Communications, and Vonage Holdings.

The compensation peer group for fiscal 2025 used to inform our compensation committee of pay decisions and practices consisted of the following companies:

- 8x8
- Arlo Technologies
- Bandwidth
- Brightcove
- Consensus Cloud Solutions*
- Domo
- DZS
- Gogo
- LivePerson

- LiveVox Holdings
- Mitek Systems*
- Model N
- ON24
- Shenandoah Telecommunications Company*
- Spok Holdings
- Yext

* Additions to compensation peer group for fiscal 2025

In addition to the compensation peer group, Compensia also provided compensation data sourced from its internal proprietary database and other compensation surveys (generally reflecting companies with revenue between $200 million and $500 million).

Our compensation committee considers the compensation levels of the executives at the companies in our compensation peer group and the broader market to provide general guidance and a reference for market practices, without rigidly setting compensation based on specific percentiles relative to the peer group or broader market.

Elements of Our Executive Compensation Program

Our executive compensation program consists primarily of three principal components:

- base salary;
- performance-based cash bonuses; and
- equity awards.

Base Salary

We offer base salaries that are intended to provide a stable level of fixed compensation to our executive officers for the performance of their day-to-day responsibilities. Each executive officer's base salary was originally established as the result of arms-length negotiations in connection with the commencement of employment. Base salaries for our executive officers are reviewed annually to determine whether an adjustment is warranted. In March 2024, our compensation committee reviewed the base salaries of our then-serving executive officers and, after considering a competitive market analysis prepared by Compensia and noting that the base salaries of the named executive officers were generally at or below the reference level for the compensation peer group, determined to increase the annual base salaries of the following named executive officers to provide more competitive compensation and additional incentives for performance:

Name	Fiscal 2024 Base Salary($)	Fiscal 2025 Base Salary($)	Change(%)
Eric Stang	575,000	600,000	4.3
Shig Hamamatsu	440,000	445,000	1.1
Jenny Yeh	400,000	430,000	7.5
James Gustke	340,000	355,000	4.4
Namrata Sabharwal	300,000	316,000	5.3

These changes were effective as of May 1, 2024. The actual base salaries paid to our named executive officers during fiscal 2025 are set forth in the Fiscal 2025 Summary Compensation Table below.

Performance-Based Cash Bonuses

During fiscal 2025, our compensation committee approved annual target bonus opportunities for our named executive officers under our Fiscal 2025 Bonus Plan.

Cash Bonus Opportunities Under the Fiscal 2025 Bonus Plan and Sales Commission Plan

We provide our executive officers the opportunity to earn annual cash bonuses in the same form available to many of our employees. These cash bonuses are intended to encourage the achievement of corporate performance objectives, in particular objectives involving our corporate revenue and EBITDA targets. In March 2024, our compensation committee reviewed the target cash bonus opportunities of our named executive officers and, after considering a competitive market analysis prepared by Compensia, decided to increase the total annual target bonus opportunities under our Fiscal 2025 Bonus Plan for Mr. Stang, Mr. Hamamatsu, Ms. Yeh, and Ms. Sabharwal. The annual target bonus opportunity for Mr. Gustke remained unchanged from fiscal 2024. The annual target cash bonus opportunity adjustments were effective as of May 1, 2024. Among other considerations, our compensation committee took into account the percentage of annual base salary each target cash bonus opportunity represented in relation to the reference level for the relevant opportunity for individuals holding comparable positions in our compensation peer group companies.

Name	Fiscal 2024 Bonus Plan Target Opportunity($)	Fiscal 2025 Bonus Plan Target Opportunity($)	Change(%)
Eric Stang	575,000	600,000	4.3
Shig Hamamatsu	290,000	300,000	3.4
Jenny Yeh	170,000	185,000	8.9
James Gustke	100,000	100,000	—
Namrata Sabharwal	82,500	86,000	4.2

The Fiscal 2025 Bonus Plan provided for annual payments based on the Company's actual results measured against two financial performance objectives, with an opportunity to earn up to 200% of the target bonus amount. Our compensation committee believed this plan aligns with our compensation philosophy and objectives. As explained below, the actual amount of any payouts under the Fiscal 2025 Bonus Plan are determined by multiplying the on-target bonus payment by a "multiplier" (which could be more or less than 100% but could not exceed 200%) based on the percentage of achievement of the two Company performance objectives.

The Board of Directors approves a financial plan for our Company for each fiscal year, and, in practice, the financial plan was the basis for setting the performance objectives under the Fiscal 2025 Bonus Plan. The performance objectives were:

- adjusted EBITDA, which represents net income (loss) before interest and other income, non-cash income tax benefit, depreciation and amortization, stock-based compensation and related taxes, amortization of acquired intangible assets and other acquisition-related charges, restructuring charges, and certain litigation costs that are not representative of the ordinary course of our business; and

- annual revenue, which represents total revenue reflected in our consolidated statements of operations for the fiscal year.

Adjusted EBITDA and annual revenue were chosen as the corporate performance objectives under the Fiscal 2025 Bonus Plan because our Board of Directors believed them to be the best indicators of financial success and stockholder value creation for our Company. Our compensation committee also selected these measures because improvement in these measures aligns with our overall growth strategy; our investors and we see these measures as among the most critical of our financial information, and these measures balance growth and profitability.

The Company performance objectives were set at levels intended to reward our named executive officers for achieving results that met our expectations. We believe that to provide for an appropriate incentive effect, the goals should be such that to achieve 100% of the objective, the performance for the performance period must be aligned with our Company financial plan, and that our named executive officers should not be rewarded for Company performance that did not approximate our Company financial plan. Accordingly, our cash incentive compensation plan was designed so that our named executive officers would receive no payouts if our Company failed to achieve at least 81.6% of the adjusted EBITDA performance objective and at least 97.6% of the annual revenue performance objective.

For fiscal 2025, our compensation committee reviewed our financial performance across the pre-established financial performance objectives to determine the amounts to be paid to the named executive officers under the Fiscal 2025 Bonus Plan. In determining the final payment, our compensation committee considered the payouts that would have been achieved based on the formula discussed above. The annual revenue and adjusted EBITDA targets, as well as actual results, under the Fiscal 2025 Bonus Plan, were as follows:

Performance Measure	Target	Actual
Annual Revenue:	$254.0 million	$256.9 million
Year-over-Year Growth*:	7.3%	8.5%
Adjusted EBITDA:	$21.8 million	$23.3 million
Year-over-Year Change*:	9.7%	17.2%

* Compared to fiscal 2024 actual results

Our compensation committee determined the payout under the Bonus Plan using the formula set forth therein. Specifically, our compensation committee determined that the "multiplier" was approximately 134% (101.1% achievement of the annual revenue target and 106.8% achievement of the adjusted EBITDA target) for fiscal 2025. The actual bonuses paid to our named executive officers for services provided in fiscal 2025 are set forth in the Fiscal 2025 Summary Compensation Table below.

In addition to the Fiscal 2025 Bonus Plan, Mr. Gustke, our Senior Vice President of Marketing, who ceased serving as an executive officer in December 2024 but remains employed with the Company, was eligible to earn a bonus under a sales commission plan established on an annual basis. For fiscal 2025, the target bonus opportunity under this plan of $65,000 was increased by $5,000 from fiscal 2024. See "Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control James A. Gustke." The amounts Mr. Gustke earned under the sales commission plan for fiscal 2025 are set forth in the Fiscal 2025 Summary Compensation Table below.

Additional Cash Awards

After taking into account the individual performance of the named executive officers in fiscal 2025, our compensation committee awarded discretionary bonuses of $6,000 and $25,250 to Mr. Stang and Ms. Yeh, respectively, in recognition of their contribution during fiscal 2025.

Equity Compensation

We believe that strong long-term corporate performance is achieved with a compensation program that encourages a long-term focus by our executive officers through the use of equity compensation, the value of which depends on the performance of our common stock. For this reason, our long-term incentive compensation to date has been provided largely in the form of equity awards. Historically, we used time-based stock options and time-based RSU awards that typically vest over multi-year periods to help align the interests of our executive officers with the interests of our stockholders and enable them to participate in the appreciation of our common stock.

Although our compensation committee did not award stock options in fiscal 2025 due to its desire to manage our burn rate, no decision has been made to transition away from stock options entirely. Because stock option awards are granted with an exercise price equal to or greater than the closing price per share of our common stock on the date of grant, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Our compensation committee believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long-term. Our compensation committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team. Additionally, because RSU awards have value to the recipient even in the absence of stock price appreciation, we are able to incentivize and retain our executive officers using fewer shares of our common stock than would be necessary if we used stock options as our sole form of equity awards.

In March 2024, our compensation committee reviewed the outstanding equity awards held by our executive officers and considered a competitive market analysis prepared by Compensia, as well as factors such as the anticipated future contributions of the executive officer, the competitiveness of the executive officer's overall compensation package, the significant unvested equity awards held by most of our executive officers, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our CEO. Our compensation committee also takes into account "burn rate" as an additional factor in making its determinations with respect to equity awards. Burn rate is calculated by dividing the total number of shares granted under all of our equity incentive plans during a period by the weighted average number of shares of common stock outstanding during that period and is expressed as a percentage. Based on that review and consideration of the factors mentioned above, our compensation committee determined to grant RSU awards to each of our named executive officers as set forth in the Fiscal 2025 Grants of Plan-Based Awards Table below. The determination of the number of shares of our common stock underlying each RSU grant was made, in part, with reference to the value attributable to the reference level for the comparable position at the companies within the compensation peer group, which supported our compensation committee's decisions. The levels were also designed to make the executive compensation program competitive while keeping the burn rate and dilution associated with our equity compensation programs within a range our compensation committee deemed appropriate.

Health and Welfare Benefit Programs

Our employee benefit programs, including our Section 401(k) retirement savings plan, employee stock purchase plan, and health, and welfare programs, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other U.S. full-time employees.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not generally provide perquisites to our executive team. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive's performance, to make our executive team more efficient and effective, and recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits will be subject to review and approval by our compensation committee.

Post-Employment Compensation

Our executive officers are eligible to receive severance payments, equity acceleration, and benefits in the event of a termination of employment by the Company without cause, in connection with a change in control of the Company, or by the executive for good reason. Our compensation committee has determined that these arrangements are both competitively reasonable and necessary to recruit and retain key executives. The material terms of these post-employment payments to named executive officers are set forth below in the section titled "Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control."

Other Compensation Policies

Equity Awards Grant Policy

We do not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material nonpublic information into account when determining the timing and terms of such awards. Our compensation committee has adopted a policy governing equity awards that are granted to our non-executive employees. Equity awards to our executive officers or members of our board of directors must be approved either by our board of directors or our compensation committee at a meeting or by unanimous written consent. Although we do not have a formal policy with respect to the timing of our equity award grants, in general, our compensation committee approves the annual grant of equity awards with an effective date in March of each year. The exercise price of all stock options and stock appreciation rights must be equal to or greater than the fair market value of our common stock on the date of grant.

Hedging and Pledging Policy

Under the terms of our insider trading policy, none of the officers, directors, or employees of Ooma or its subsidiaries, nor any contractors or consultants that we determine have access to material non-public information (nor any of the family or household members or entities controlled by any of the foregoing), may engage in short sales of our securities. In addition, such persons may not engage in hedging or monetization transactions involving our securities. Unless approved by our Compliance Officer, such persons may not hold our securities in a margin account or pledge our securities as collateral for a loan and none of our named executives have so held or pledged our securities.

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Our insider trading policy requires that our executive officers and members of our board of directors do not trade in our equity securities during "blackout" periods and that such individuals must either pre-clear trades or adopt plans in accordance with Exchange Act Rule 10b5-1 for sales of securities which they beneficially own.

Stock Ownership Guidelines

We maintain stock ownership guidelines for our executive officers. Guidelines are determined as a multiple of each executive officer's base salary – three times base salary for our chief executive officer and one-time base salary for all other executive officers. Shares that count toward meeting the stock ownership guidelines include shares owned outright, full value awards (e.g., restricted stock and RSUs), stock purchase plan holdings, and shares owned directly by the executive's spouse, dependent children, and/or trust. Our executive officers have five years from the later of their designation as an executive officer and the date of the adoption of the guidelines to acquire and hold the predetermined level of shares. As of January 31, 2025, all of our executive officers had reached the stated ownership requirements for fiscal 2025.

Compensation Recovery (or clawback) Policy

We maintain a Compensation Recovery Policy, which is intended to comply with Exchange Act Rule 10D-1 and the applicable NYSE listing standards, and applies to all cash and equity incentive awards received on or after October 2, 2023. Under the Compensation Recovery Policy, in the event of an accounting restatement, our compensation committee will seek reimbursement from each applicable Section 16 officer of any excess performance-based cash or equity incentives with the excess amount determined based on the impact of the accounting restatement on all applicable performance measures.

Insider Trading Policies and Procedures

We maintain insider trading policies and procedures applicable to the Company and our directors, officers, and employees, in accordance with Item 408(b) under Regulation S-K, reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing exchange requirements. This prohibition encompasses transactions that would hedge the risk of ownership of our equity securities, including transactions in publicly-traded options, such as puts and calls, and other derivative securities. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Compensation Policies and Practices as they relate to Risk Management

Our compensation committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on us. The reasons for our compensation committee's determination include the following:

- We structure our compensation programs to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- In some cases, we cap the cash incentive award for our sales commission plans to provide a maximum incentive for our sales force to meet and exceed their revenue objectives. In addition, we maintain internal controls over the determination of sales commissions.

- We maintain a Compensation Recovery Policy to recoup the excess amount of performance-based cash or equity incentives paid due to accounting misstatements.

- Employees of Ooma are required to comply with our code of conduct, which covers, among other things, accuracy in keeping financial and business records.

- Our compensation committee approves the overall annual equity pool and the employee equity award guidelines.

- A significant portion of the compensation paid to our executive officers is in the form of equity awards to align their interests with the interests of stockholders.

- As part of our insider trading policy, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- We have instituted stock ownership guidelines which align the interests of our executive officers with those of our stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) limits the amount that we may deduct from our federal income taxes for remuneration paid to certain of our executive officers to $1 million per executive officer per year unless the remuneration is exempt from this limitation. Our compensation committee considers the deductibility of compensation as one factor in making executive compensation decisions. Our compensation committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

No Tax Reimbursement of Parachute Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that might be owed by the executive officer as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code during fiscal 2025, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a "gross-up" or other reimbursement.

Accounting Treatment

We account for stock compensation in accordance with the authoritative guidance set forth in FASB ASC Topic 718, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees and directors, including stock options and RSU awards, over the period during which the award recipient is required to perform services in exchange for the award (for executive officers, generally the three-year or four-year vesting period of the award). Compensation expense for shares acquired through our ESPP is recognized over the offering period. We estimate the fair value of stock options and shares acquired through our ESPP using the Black-Scholes option pricing model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management and, based on such review and discussions, the compensation committee recommended to the Ooma board of directors that the Compensation Discussion and Analysis be incorporated by reference in Ooma's Annual Report on Form 10-K for fiscal 2025 and included in this Proxy Statement.

The Compensation Committee

William Pearce (Chair)
Susan Butenhoff (member through September 2024)
Judi Hand (member since September 2024)
Russ Mann

Fiscal 2025 Summary Compensation Table

The following table provides for the fiscal year ended January 31, 2025 information regarding all plan and non-plan compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and the two most highly compensated executive officers who were serving as executive officers at the end of fiscal 2025 and a former executive officer who would have been among our most highly compensated executive officers had he remained an executive officer through the end of the fiscal year.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eric B. Stang	2025	593,750	25,250	2,162,500	—	784,750	18,598	3,584,848
President and Chief	2024	568,750	28,750	3,287,500	—	448,500	16,806	4,350,306
Executive Officer	2023	550,000	—	3,004,200	765,700	632,500	15,934	4,968,334
Shig Hamamatsu	2025	443,750	—	605,500	—	390,000	10,942	1,450,192
Senior Vice President and	2024	432,500	14,500	973,100	—	226,200	10,452	1,656,752
Chief Financial Officer	2023	407,500	—	584,150	—	330,000	9,526	1,331,176
Jenny C. Yeh	2025	442,500	6,000	458,450	—	269,000	13,506	1,189,456
Senior Vice President and Chief Legal	2024	387,500	37,400	552,300	—	132,600	12,876	1,122,676
Officer	2023	350,000	50,000	584,150	—	190,000	12,110	1,186,260
James A. Gustke	2025	351,250	—	276,800	—	168,773 (5)	11,934	808,757
Senior Vice President	2024	335,000	5,000	420,800	—	125,564 (5)	11,484	897,848
of Marketing	2023	310,000	—	584,150	—	151,637 (5)	10,734	1,056,521
Namrata Sabharwal	2025	312,000	—	173,000	—	111,800	9,912	606,712
Chief Accounting Officer	2024	291,250	10,650	157,800	—	64,350	9,202	533,252
	2023	259,875	25,000	183,590	—	76,200	8,294	552,959

(1)   The amounts reported in this column reflect the aggregate grant date fair value of restricted stock units granted in fiscal 2025, fiscal 2024 and fiscal 2023 as determined in accordance with FASB ASC Topic 718. The grant date fair value for restricted stock unit awards is measured based on the closing price of the Company's common stock on the date of grant. See Note 2 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 titled "Significant Accounting Policies".

(2)   The amounts reported in this column reflect the aggregate grant date fair value of stock option awards granted in fiscal 2024 and fiscal 2023 as determined in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of option awards are set forth under Note 9 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for fiscal 2025 titled "Stock-Based Compensation".

(3)   The amounts reported in this column represent bonus payments earned under our Bonus Plan for the applicable fiscal year by each of our named executive officers for fiscal 2025, fiscal 2024 and fiscal 2023, with the exception of amounts disclosed for Mr. Gustke who also earned payments under a sales commission arrangement as further described in footnote 5 to this table.

(4)   This amount includes the dollar value of premiums we paid for term life insurance, matching contributions we made to our Section 401(k) plan, and health savings account contributions we made to Health Savings Accounts, respectively, in fiscal 2025 on behalf of the officers listed below as follows:

    i.   Mr. Stang: $3,048, $10,350, and $5,200;
    ii.   Mr. Hamamatsu: $592, $10,350, and $0:
    iii.   Ms. Yeh: $556, $10,350, and $2,600;
    iv.   Mr. Gustke: $1,584, $10,350, and $0; and
    v.   Ms. Sabharwal: $592, $9,320, and $0.

(5)   This amount includes performance-based commissions earned under our sales commission arrangement established for Mr. Gustke in fiscal 2025, fiscal 2024 and fiscal 2023, as applicable, in the following respective amounts: $43,773, $47,564, and $44,637. Mr. Gustke ceased serving as an executive officer in December 2024 but remains employed with the Company.

Fiscal 2025 Grants of Plan-Based Awards Table

The following table presents information regarding each grant of a cash or equity award made during fiscal 2025. This information supplements the information about these awards set forth in the "Fiscal 2025 Summary Compensation Table" above.

Name	Grant date(1)	Estimated future payouts under non-equity incentive plan awards(2)			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Eric B. Stang	3/15/2024	—	$600,000	$1,200,000	—	—	—	250,000	—	—	$2,162,500
Shig Hamamatsu	3/15/2024	—	$300,000	$ 600,000	—	—	—	70,000	—	—	$ 605,500
Jenny C. Yeh	3/15/2024	—	$185,000	$ 370,000	—	—	—	53,000	—	—	$ 458,450
James A. Gustke	3/15/2024	—	$100,000	$ 200,000	—	—	—	32,000	—	—	$ 276,800
		$ 65,000 (3)		—							
Namrata Sabharwal	3/15/2024	—	$ 86,000	$ 172,000	—	—	—	20,000	—	—	$ 173,000

(1) Represents grant date of stock awards.

(2) Represents threshold, target and maximum payouts for performance under the fiscal 2025 Bonus Plan, with the exception of amounts disclosed for Mr. Gustke who also earned payments under a sales commission arrangement as further described in footnote 3 to this table.

(3) Mr. Gustke was eligible to earn payments under a sales commission arrangement. The actual payments from this arrangement are included in the "Non-Equity Incentive Plan Compensation" column in the Fiscal 2025 Summary Compensation Table above. Mr. Gustke's arrangement did not contain any threshold. Accordingly, no such value has been included in the table for this arrangement.

Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of January 31, 2025.

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options(#) Exercisable(1)	Number of Securities Underlying Unexercised Options(#) Unexercisable(1)	Option Exercise Price($)(2)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Eric B. Stang	3/15/2024	—	—	—	—	203,125 (4)	$ 2,918,906
	3/8/2023	—	—	—	—	140,625 (5)	$ 2,020,781
	3/1/2022	65,313	29,687 (6)	$ 16.69	3/1/2032	56,250 (7)	$ 808,313
	3/1/2021	56,250	3,750 (8)	$ 16.28	3/1/2031	11,250 (9)	$ 161,663
	3/15/2020	40,000	— (10)	$ 10.52	3/14/2030	—	—
	3/13/2019	35,000	— (11)	$ 15.49	3/12/2029	—	—
	3/14/2018	40,000	— (12)	$ 11.75	3/13/2028	—	—
	2/13/2017	50,000	— (13)	$ 10.20	2/12/2027	—	—
Shig Hamamatsu	3/15/2024	—	—	—	—	56,875 (14)	$ 817,294
	3/8/2023	—	—	—	—	41,625 (15)	$ 598,151
	3/1/2022	—	—	—	—	10,937 (16)	$ 157,165
	9/20/2021	—	—	—	—	15,000 (17)	$ 215,550
Jenny C. Yeh	3/15/2024	—	—	—	—	43,062 (18)	$ 618,801
	3/8/2023	—	—	—	—	23,625 (19)	$ 339,491
	3/1/2022	—	—	—	—	10,937 (20)	$ 157,165
	3/1/2021	4,063	312 (21)	$ 16.28	3/1/2031	1,375 (22)	$ 19,759
	3/15/2020	3,125	— (23)	$ 10.52	3/14/2030	—	—
	3/13/2019	300	— (24)	$ 15.49	3/12/2029	—	—
James A. Gustke	3/15/2024	—	—	—	—	26,000 (25)	$ 281,320
	3/8/2023	—	—	—	—	18,000 (26)	$ 258,660
	3/1/2022	—	—	—	—	10,937 (27)	$ 157,165
	3/1/2021	3,750	250 (28)	$ 16.28	3/1/2031	1,250 (29)	$ 17,963
	3/15/2020	4,000	— (30)	$ 10.52	3/14/2030	—	—
	3/13/2019	4,000	— (31)	$ 15.49	3/12/2029	—	—
	3/14/2018	6,800	— (32)	$ 11.75	3/13/2028	—	—
	2/13/2017	8,000	— (33)	$ 10.20	2/12/2027	—	—
Namrata Sabharwal	3/15/2024	—	—	—	—	16,250 (34)	$ 233,513
	3/8/2023	—	—	—	—	6,750 (35)	$ 96,998
	3/1/2022	—	—	—	—	3,437 (36)	$ 49,390
	3/1/2021	938	62 (37)	$ 16.28	3/1/2031	687 (38)	$ 9,872
	3/15/2020	1,500	— (39)	$ 10.52	3/14/2020	—	—
	3/30/2015	5,000	— (40)	$ 9.18	3/30/2025	—	—

---

(1) All awards were granted under our 2005 Stock Plan and our EIP.

(2) This column represents the fair market value of a share of our common stock based on the closing price of our common stock on the date of grant, as determined by our Board of Directors.

(3) The market value of the restricted stock units was determined using the closing price of our common stock on January 31, 2025, as reported on the New York Stock Exchange.

(4) These shares are subject to a restricted stock unit grant that originally covered a total of 250,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2024 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. In addition, if we terminate Mr. Stang's employment without "cause" or if Mr. Stang resigns for "good reason" (each as defined in Mr. Stang's CIC Severance Agreement (as such agreement is defined below)) (i) at any time other than during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Stang's termination, will immediately vest, or (ii) during the Change in Control Period, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Stang Acceleration").

(5) These shares are subject to a restricted stock unit grant that originally covered a total of 250,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 8, 2023 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

(6) These shares cover a total of 95,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2022 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

(7) These shares are subject to a restricted stock unit grant that originally covered a total of 180,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

(8) These shares cover a total of 60,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

(9) These shares are subject to a restricted stock unit grant that originally covered a total of 180,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

(10) As of January 31, 2025, Mr. Stang held an option to purchase 35,000 shares of our common stock at an exercise price of $10.52 per share, which is fully vested.

(11) As of January 31, 2025, Mr. Stang held an option to purchase 35,000 shares of our common stock at an exercise price of $15.49 per share, which is fully vested.

(12) As of January 31, 2025, Mr. Stang held an option to purchase 40,000 shares of our common stock at an exercise price of $11.75 per share, which is fully vested.

(13) As of January 31, 2025, Mr. Stang held an option to purchase 50,000 shares of our common stock at an exercise price of $10.20 per share, which is fully vested.

(14) These shares are subject to a restricted stock unit grant that originally covered a total of 70,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2024 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. In addition, if we terminate Mr. Hamamatsu's employment without "cause" or if Mr. Hamamatsu resigns for "good reason" (each as defined in Mr. Hamamatsu's CIC Severance Agreement) (i) at any time other than during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Hamamatsu's termination, will immediately vest, or (ii) during the Change in Control Period, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Hamamatsu Acceleration").

(15) These shares are subject to a restricted stock unit grant that originally covered a total of 74,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 8, 2023 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. The Hamamatsu Acceleration applies to these shares.

(16) These shares are subject to a restricted stock unit grant that originally covered a total of 35,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. The Hamamatsu Acceleration applies to these shares.

(17) These shares are subject to a restricted stock unit grant that originally covered a total of 80,000 shares of our common stock. 1/4th of the total original number of restricted stock units vested on September 15, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. The Hamamatsu Acceleration applies to these shares.

(18) These shares are subject to a restricted stock unit grant that originally covered a total of 53,000 shares of our common stock that vested as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2024 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. In addition, if we terminate Ms. Yeh's employment without "cause," or if Ms. Yeh resigns for "good reason" (each as defined in Ms. Yeh's CIC Severance Agreement) at any time during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Yeh Acceleration").

(19) These shares are subject to a restricted stock unit grant that originally covered a total of 42,000 shares of our common stock that vested as follows: 1/16th of the total number of shares subject to the option vested on June 8, 2023 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

(20) These shares are subject to a restricted stock unit grant that originally covered a total of 35,000 shares of our common stock that vested as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2022 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

(21) These shares cover an original grant with a total of 5,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

(22) These shares are subject to a restricted stock unit grant that originally covered a total of 22,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

(23) As of January 31, 2025, Ms. Yeh held an option to purchase 3,125 shares of our common stock at an exercise price of $10.52 per share, which is fully vested.

(24) As of January 31, 2025, Ms. Yeh held an option to purchase 3,125 shares of our common stock at an exercise price of $15.49 per share, which is fully vested.

(25) These shares are subject to a restricted stock unit grant that originally covered a total of 32,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2024 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. In addition, if we terminate Mr. Gustke's employment without "cause," or if Mr. Gustke resigns for "good reason" (each as defined in Mr. Gustke's CIC Severance Agreement) at any time during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume,

substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Gustke Acceleration").

(26)   These shares are subject to a restricted stock unit grant that originally covered a total of 32,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 8, 2023 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

(27)   These shares are subject to a restricted stock unit grant that originally covered a total of 35,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

(28)   These shares cover a total of 4,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

(29)   These shares are subject to a restricted stock unit grant that originally covered a total of 20,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

(30)   These shares cover a total of 4,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2020 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

(31)   As of January 31, 2025, Mr. Gustke held an option to purchase 4,000 shares of our common stock at an exercise price of $15.49 per share, which is fully vested.

(32)   As of January 31, 2025, Mr. Gustke held an option to purchase 6,800 shares of our common stock at an exercise price of $11.75 per share, which is fully vested.

(33)   As of January 31, 2025, Mr. Gustke held an option to purchase 8,000 shares of our common stock at an exercise price of $10.20 per share, which is fully vested.

(34)   These shares are subject to a restricted stock unit grant that originally covered a total of 20,000 shares of our common stock that vested as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2024 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Sabharwal's continuous service through each vesting date. In addition, if we terminate Ms. Sabharwal's employment without "cause," or if Ms. Sabharwal resigns for "good reason" (each as defined in Ms. Sabharwal's CIC Severance Agreement) at any time during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Sabharwal Acceleration").

(35)   These shares are subject to a restricted stock unit grant that originally covered a total of 12,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 8, 2023 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date. The Sabharwal Acceleration applies to these shares.

(36)   These shares are subject to a restricted stock unit grant that originally covered a total of 11,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date. The Sabharwal Acceleration applies to these shares.

(37)   These shares cover a total of 1,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Sabharwal's continuous service through each vesting date. The Sabharwal Acceleration applies to these shares.

(38)   These shares are subject to a restricted stock unit grant that originally covered a total of 11,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date. The Sabharwal Acceleration applies to these shares.

(39)   As of January 31, 2025, Ms. Sabharwal held an option to purchase 5,000 shares of our common stock at an exercise price of $10.52 per share, which is fully vested.

(40)   As of January 31, 2025, Ms. Sabharwal held an option to purchase 5,000 shares of our common stock at an exercise price of $9.18 per share, which is fully vested.

Option Exercises and Stock Awards Vested in Fiscal 2025 Table

The following table summarizes certain information regarding stock options exercised and stock awards vested for our named executive officers during fiscal 2025. The value realized on exercise is calculated as the difference between the closing price of our common stock at the time of exercise and the applicable exercise price of the stock options multiplied by the number of exercised shares. The value realized on stock award vesting is calculated based on the closing price of our common stock on the vesting date multiplied by the number of shares vested.

| | Option awards | | Stock awards | |
| | Number of shares acquired on exercise (#) | Value realized on exercise ($) | Number of shares acquired on vesting (#) | Value realized on vesting ($) |
Name				
Eric B. Stang	190,000	743,993	208,125	$ 2,285,644
Shig Hamamatsu	—	—	60,375	$ 667,443
Jenny C. Yeh	—	—	35,813	$ 395,537
James A. Gustke	15,500	69,084	18,628	$ 204,099
Namrata Sabharwal	—	—	12,875	$ 141,937

Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control

Each of our named executive officers is an "at-will employee." Except as set forth below, we do not have any employment agreements with our named executive officers.

James A. Gustke

Pursuant to an offer letter dated July 30, 2010, the annual base salary of James A. Gustke, who ceased serving as an executive officer effective December 5, 2024 but remains employed with the Company, was $200,000. As of the beginning of fiscal 2025, Mr. Gustke's annual base salary was $340,000 and he was eligible to earn an annual bonus of $100,000 for fiscal 2025, subject to meeting the same performance goals as all of the other named executive officers under the Bonus Plan, including the achievement of our annual financial plan. In addition, in fiscal 2025, Mr. Gustke was eligible to earn an annual variable commission bonus of up to $65,000 based upon achievement of certain quarterly sales goals. For fiscal 2025, Mr. Gustke's actual commission bonus was $43,773.

Change in Control and Severance Agreements

In June 2015, our compensation committee approved forms of change in control and severance agreement ("CIC Severance Agreement") to be entered into by our executive officers, which form has been amended from time to time. Messrs. Stang, Hamamatsu and Gustke, and Mses. Yeh and Sabharwal have each entered into a CIC Severance Agreement. The specific terms of each CIC Severance Agreement, as amended, are discussed below.

Eric B. Stang

If we terminate Mr. Stang's employment without "cause" or if Mr. Stang resigns for "good reason" (each as defined in the CIC Severance Agreement) at any time other than during the period beginning two months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then Mr. Stang will be entitled to receive the following:

- a lump sum payment equal to 12 months of base salary (or 24 months of base salary if such termination occurs during the period beginning 3 months prior to a change in control of the Company and ending 12 months following such change in control (the "Change in Control Period"));

- a lump sum payment equal to 100% of his target bonus for the year of termination (or 200% if such termination occurs during the Change in Control Period), plus an additional pro-rata amount of his target bonus for the year of termination based on the number of days employed during the year;

- a lump sum payment equal to the COBRA premiums that would be due for 12 months (or 24 months if such termination occurs during the Change in Control Period) based on the premium that would be due for the first month of COBRA coverage (regardless of whether Mr. Stang or his eligible dependents elect COBRA coverage); and

- vesting acceleration of any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Stang's termination and, subject to Mr. Stang's consent, the extension of the post-termination exercise period of any stock options that are outstanding on the termination date of up to 12 months (or 100% acceleration and an extension of up to 2 years if such termination occurs during the Change in Control Period). Notwithstanding the foregoing, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control.

Shig Hamamatsu and Jenny Yeh

If we terminate the employment of Mr. Hamamatsu or Ms. Yeh without cause (as defined in each executive's CIC Severance Agreement) outside of the Change in Control Period, they will be entitled to receive the following:

- a lump sum payment equal to nine months of base salary; and

- a lump sum payment equal to the COBRA premiums that would be due for nine months based on the premium that would be due for the first month of COBRA coverage (regardless of whether the executive or his eligible dependents elects COBRA coverage).

If we terminate the employment of Mr. Hamamatsu or Ms. Yeh without cause, or they resign for good reason (as defined in each executive's CIC Severance Agreement), during the Change in Control Period, they will be entitled to receive the following:

- a lump sum payment equal to 12 months of base salary;

- a lump sum payment equal to 100% of their target bonus for the year of termination, plus an additional pro-rata amount of their target bonus for the year of termination based on the number of days employed during the year;

- a lump sum payment equal to the COBRA premiums that would be due for 12 months based on the premium that would be due for the first month of COBRA coverage (regardless of whether the executive or their eligible dependents elects COBRA coverage); and

- 100% vesting acceleration of outstanding equity awards. Notwithstanding the foregoing, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control.

The receipt of severance payments or benefits pursuant to the CIC Severance Agreements is subject to the executive signing a release of claims in our favor and complying with certain restrictive covenants set forth in the CIC Severance Agreement. Further, each CIC Severance Agreement contains a "better after-tax" provision, which provides that if any of the payments to the executive constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

James A. Gustke and Namrata Sabharwal

If within 12 months following a change of control (as defined in our EIP), Mr. Gustke or Ms. Sabharwal is terminated without cause (as defined in our EIP), or his or her respective duties, authority or responsibilities are materially reduced without his or her consent, 100% of the outstanding unvested equity awards granted to Mr. Gustke or Ms. Sabharwal, as applicable, prior to the change of control will immediately vest, subject to the executive signing a release of claims in our favor and complying with certain restrictive covenants set forth in the respective CIC Severance Agreement.

Potential Payments Upon Termination or Resignation

The following table provides an estimate of the value of the compensation and benefits due to each of our named executive officers assuming a termination without cause or if he or she terminates his or her employment for good reason, effective as of January 31, 2025, other than in connection with a change of control, under the CIC Severance Agreements described above (intrinsic values are based upon the closing price for a share of our common stock of $14.37 on January 31, 2025, last trading day in fiscal 2025). The actual amounts to be paid can only be determined at the time of such event.

Name	Cash Payment ($)		Benefit Continuation ($)	Intrinsic Value of Accelerated Equity Awards ($)		Total ($)
	Salary	Bonus	Cobra	Restricted Stock Units ($)	Options ($)	
Eric B. Stang	$ 600,000	$ 600,000	$ 25,910	$ 2,604,563	—	$ 3,830,473
Shig Hamamatsu	$ 333,750	—	$ 23,507	—	—	$ 357,257
Jenny C. Yeh	$ 322,500	—	$ 6,207	—	—	$ 328,707
James A. Gustke	—	—	—	—	—	—
Namrata Sabharwal	—	—	—	—	—	—

Potential Payments Upon Termination or Resignation in connection with a Change of Control

The following table provides an estimate of the value of the compensation and benefits due to each of our named executive officers assuming a termination without cause or if he or she terminates his or her employment for good reason, effective as of January 31, 2025, in connection with a change of control, under the agreements and the CIC Severance Agreements described above (intrinsic values are based upon the closing price for a share of our common stock of $14.37 on January 31, 2025, last trading day in fiscal 2025). The actual amounts to be paid can only be determined at the time of such event.

Name	Cash Payment ($)		Benefit Continuation ($)	Intrinsic Value of Accelerated Equity Awards ($)		Total ($)
	Salary	Bonus	Cobra	Restricted Stock Units ($)	Options ($)	
Eric B. Stang	$ 1,200,000	$ 1,200,000	$ 51,820	$ 5,909,663	—	$ 8,361,483
Shig Hamamatsu	$ 445,000	$ 300,000	$ 31,343	$ 1,788,160	—	$ 2,564,503
Jenny C. Yeh	$ 430,000	$ 185,000	$ 8,276	$ 1,139,699	—	$ 1,762,975
James A. Gustke	—	—	—	$ 807,407	—	$ 807,407
Namrata Sabharwal	—	—	—	$ 389,772	—	$ 389,772

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total annual compensation of Mr. Stang, our Chief Executive Officer, and the total annual compensation of our median employee (other than Mr. Stang). For our last completed fiscal year, which ended January 31, 2025:

- The median of the total annual compensation of all employees (other than Mr. Stang) of ours (including our consolidated subsidiaries) was $93,412.

- Mr. Stang's total annual compensation, as reported in the Fiscal 2025 Summary Compensation Table included in this Proxy Statement, was $3,584,848.

- Based on the above, for fiscal 2025, the ratio of Mr. Stang's total annual compensation to the median of the total annual compensation of all employees was 38 to 1.

SEC rules permit a registrant to use the same median compensation information for comparison purposes for up to three years. Accordingly, we have calculated our disclosure based on the median employee identified as of January 31, 2023. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

The methodology we used to calculate the pay ratio is described below.

- We determined the median of the total annual compensation of all of our employees as of January 31, 2023. As of January 31, 2023, we (including our consolidated subsidiaries) had approximately 454 full-time, part-time and temporary employees, of whom approximately 400 (or approximately 88%) are U.S. employees, and approximately 54 (or approximately 12%) are located outside of the United States.

- We then compared the sum of (i) the total annual cash compensation earned by each of these employees for fiscal 2023 as reflected in our payroll records plus (ii) the fair value of equity awards (as determined in accordance with footnote 1 of the Fiscal 2025 Summary Compensation Table) granted to these employees in fiscal 2023, to determine the median employee, without annualizing the compensation of any employees who started their employment with us in fiscal 2023 but did not work for us or our consolidated subsidiaries for the entire year. Compensation paid in foreign currency was converted to U.S. dollars using currency conversion ratios in effect as of January 31, 2023. In determining the median total compensation of all of these employees, we did not make any cost of living adjustments to the wages paid to any employee outside of the U.S.

- Once we identified our median employee, we estimated the median employee's total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median total annual compensation disclosed above. With respect to Mr. Stang's total annual compensation, we used the amount reported in the "Total" column of our Fiscal 2025 Summary Compensation Table included in this Proxy Statement.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the compensation committee evaluates compensation decisions.

| | | | | | Value of Initial Fixed $100 Investment Based On:(5) | | | |
Fiscal Year(1)	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO(2)(3)	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs(2)(4)	Total Shareholder Return	Peer Group Total Shareholder Return	Net Losses (in millions)	Total Revenue (in millions)(6)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$ 3,584,848	$ 5,656,895	$ 1,013,779	$ 1,370,499	$ 109.44	$ 104.91	$ (6.90)	$ 256.85
2024	$ 4,350,306	$ 2,786,861	$ 1,052,632	$ 833,134	$ 82.41	$ 91.58	$ (0.84)	$ 236.74
2023	$ 4,968,334	$ 2,919,461	$ 1,031,729	$ 778,606	$ 109.44	$ 91.34	$ (3.66)	$ 216.17
2022	$ 4,736,784	$ 6,835,673	$ 1,205,006	$ 1,070,882	$ 137.40	$ 112.67	$ (1.75)	$ 192.29
2021	$ 2,971,584	$ 3,514,742	$ 906,875	$ 1,001,831	$ 102.59	$ 109.92	$ (2.44)	$ 168.95

(1)   The following table lists the PEO and non-PEO NEOs for each of fiscal years 2025, 2024, 2023, 2022 and 2021:

Year	PEO	Non-PEO NEOs
2025	Eric B. Stang	Shig Hamamatsu, Jenny Yeh, James Gustke, Namrata Sabharwal
2024	Eric B. Stang	Shig Hamamatsu, Jenny Yeh, James Gustke, Namrata Sabharwal
2023	Eric B. Stang	Shig Hamamatsu, Jenny Yeh, James Gustke, Namrata Sabharwal
2022	Eric B. Stang	Shig Hamamatsu, Jenny Yeh, Ravi Narula (our former Chief Financial Officer), James Gustke
2021	Eric B. Stang	Jenny Yeh, Ravi Narula, James Gustke

(2)   The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Fiscal 2025 Summary Compensation Table (refer to "Executive Compensation– Fiscal 2025 Summary Compensation Table" for additional information).

(3)   The following table shows the amounts deducted from and added to the Fiscal 2025 Summary Compensation Table total to calculate "compensation actually paid" to Mr. Stang in accordance with the Pay Versus Performance Rules:

Fiscal Year	Summary Compensation Table Total for PEO	Reported Value of Equity Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Compensation Actually Paid to PEO
2025	$ 3,584,848	$ (2,162,500)	$ 2,918,906	$ 784,842	$ 547,031	$ (16,232)	$ 5,656,895

(4)   The following table shows the amounts deducted from and added to the average Fiscal 2025 Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules:

Equity Award Adjustments

Fiscal Year	Average Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Average Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 1,013,779	$ (378,438)	$ 510,807	$ 128,475	$ 95,732	$ 143	$ 1,370,499

(5)   In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (the "Peer Group TSR") is determined based on the value of an initial fixed investment of $100 on January 31, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the NASDAQ Telecommunications Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended January 31, 2025.

(6)   We have determined that Total Revenue, is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2025, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules).

Tabular Disclosure of Most Important Performance Measures

    In accordance with the Pay Versus Performance Rules, the following table lists the measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to the Company's NEOs, for fiscal year 2025, to Company performance, as further described in "Elements of Our Executive Compensation Program*".*

Most Important Performance Measures
Total Revenue
Adjusted EBITDA

Relationship Between "Compensation Actually Paid" and Performance Measures

      In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to the NEOs aligns with the Company's financial performance as measured by TSR, net losses, and Total Revenue, as well as a comparison of TSR and Peer Group TSR.

<u>*Compensation Actually Paid and Company TSR*</u>



<u>*Compensation Actually Paid and Net Losses*</u>



Compensation Actually Paid and Total Revenue



TSR of the Company and TSR of the Peer Group



LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

- any breach of their duty of loyalty to our Company or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which they derived an improper personal benefit.

Further, our Certificate of Incorporation provides for the exculpation of certain officers to the fullest extent permitted by law, including for personal liability for breach of fiduciary duty. This exculpation does not protect officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or any transaction in which the officer derived an improper personal benefit. Nor does this exculpation shield such officers from liability for claims brought by or in the right of our company, such as derivative claims.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into an indemnification agreement with each member of the Board of Directors and each of our executive officers. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except for payments set forth under "Directors, Executive Officers and Corporate Governance" and "Executive Compensation," from February 1, 2024 to the present, there have been no transactions, and there are no currently proposed transactions in which:

- we have been or will be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. A related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our corporate governance guidelines provides that the audit committee shall review and approve or disapprove any related party transactions.

It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

Interested parties who wish to communicate with our Board of Directors or any specified individual director including our non-employee directors, may send their communications in writing to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California, Attn: Corporate Secretary. The Corporate Secretary shall review all incoming communications and, if appropriate, route such communications to the appropriate member(s) of the Board of Directors or, if none is specified, to the Chairman of the Board (except for mass mailings, job inquiries, service complaints or inquiries, business solicitations and patently offensive or otherwise inappropriate material).

The Corporate Secretary may decide in the exercise of her judgment whether a response to any communication is necessary and shall provide a report to the nominating and governance committee on a quarterly basis of any communications received for which the Corporate Secretary has either responded or determined no response is necessary.

This procedure for communications with the non-management directors does not apply to (a) communications to non-employee directors from officers or directors of the Company who are stockholders, or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

AUDIT COMMITTEE REPORT

This Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Ooma under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate it by reference therein.

The audit committee consists of three members: Andrew H. Galligan, who serves as the chair of the audit committee, Peter J. Goettner and Russ Mann. During fiscal 2025, the audit committee held eight meetings. The audit committee has certain duties and powers as described in its written charter adopted by the Board of Directors. A copy of the charter is available on the Investors section of our website at https://investors.ooma.com.

The audit committee assists our Board of Directors in fulfilling its oversight responsibilities relating to the Company's financial accounting, reporting and controls. As set forth in the audit committee's charter, the audit committee is responsible for: overseeing the integrity of our accounting and financial reporting processes and the audits of our financial statements; monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our independent auditors and management; reviewing and evaluating the independence and performance of our independent auditors; and facilitating communication among our independent auditors, management and the Board of Directors. Our management is responsible for our financial statements and our internal controls.

The following is the report of the audit committee of our Board of Directors. The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended January 31, 2025 with our management. In addition, the audit committee has discussed with KPMG LLP, our independent registered public accountants, the matters required to be discussed by the applicable requirements of the Public Company Accounting and Oversight Board and the SEC. The audit committee also has received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the audit committee has discussed with KPMG LLP the independence of KPMG LLP.

Based on the audit committee's review of the matters noted above and its discussions with our independent accountants and our management, the audit committee recommended to the Board of Directors that the financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the Board of Directors:

Andrew H. Galligan (Chair)
Peter J. Goettner
Russ Mann

PROPOSAL ONE: ELECTION OF DIRECTORS

As set by the Board of Directors, pursuant to our amended and restated bylaws, the current authorized number of directors constituting our entire board is nine. We currently have eight directors and one vacancy. In accordance with our amended and restated certificate of incorporation, the Board is divided into three classes with staggered three-year terms and at the Annual Meeting, three Class I directors will be elected for three-year terms.

Nominees

Our nominating and governance committee of the Board of Directors recommended, and the Board of Directors approved, Peter J. Goettner, Eric B. Stang, and Jenny C. Yeh as nominees for election to the Board of Directors at the Annual Meeting. If elected, each of Mr. Goettner, Mr. Stang and Ms. Yeh will serve as Class I directors until our annual meeting in 2028, or until a successor is qualified and elected or until her or his earlier resignation, death or removal. Each of the nominees is currently a director of the Company. Please see "Directors, Executive Officers and Corporate Governance" in the Proxy Statement for information concerning the nominees.

Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR each of Peter J. Goettner, Eric B. Stang, and Jenny C. Yeh. If the nominees are unable or decline to serve as a director at the time of the Annual Meeting, the proxies will be voted for another nominee designated by the Board of Directors. We are not aware of any reason that a nominee would be unable or unwilling to serve as a director.

Vote Required

Each director is elected by a plurality of the voting power of the shares participating online or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions, broker non-votes and "withhold" votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends that stockholders vote "FOR" the election of each of Peter J. Goettner, Eric B. Stang, and Jenny C. Yeh ***as Class I directors.***

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our audit committee of the Board of Directors has appointed KPMG LLP as Ooma's independent registered public accountants for the year ending January 31, 2026 and the Board recommends that stockholders vote for ratification of such appointment. KPMG LLP has been engaged as our independent registered public accounting firm since June 2021.

Notwithstanding its selection or voting results, the audit committee, in its discretion, may appoint new independent registered public accountants at any time during the year if the audit committee believes that such a change would be in the best interests of Ooma and its stockholders. If our stockholders do not ratify the appointment, the audit committee may reconsider whether it should appoint another independent registered public accounting firm.

We expect that representatives of KPMG LLP will be present online during the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.

Principal Accounting Fees and Services

The following table sets forth all fees accrued or paid to KPMG LLP for audit services provided for, and other services provided in, the year ended January 31, 2025 and the year ended January 31, 2024:

| | Year Ended January 31, | |
	2025	2024
Audit Fees(1)	$ 1,843,000	$ 1,947,865
Audit-Related Fees(2)	$ —	$ 35,000
Total	$ 1,843,000	$ 1,982,865

_____

(1) Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.
(2) Audit-related fees consisted of fees and expenses billed for professional services KPMG LLP rendered in connection with our Form S-8 registration statement filed for fiscal 2024.

Pre-approval Policy. Under our audit committee's policy governing our use of the services of our independent registered public accountants, the audit committee is required to pre-approve all audit and permitted non-audit services performed by our independent registered public accountants in order to ensure that the provision of such services does not impair the public accountants' independence. In the fiscal years ended January 31, 2025 and 2024, all fees identified above under the captions "Audit Fees" and "Audit-Related Fees" that were billed by KPMG LLP were approved by the audit committee in accordance with SEC requirements.

In the fiscal year ended January 31, 2025, there were no professional services provided by KPMG LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG LLP.

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock participating online or represented by proxy and entitled to vote on the matter is necessary to ratify the selection of KPMG LLP as our independent registered public accountants for the year ending January 31, 2026. Abstentions are treated as shares of common stock participating online or represented by proxy and entitled to vote and therefore, will have the effect of a vote "against" the ratification of KPMG LLP as our independent registered public accountants. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the ratification of the selection of KPMG LLP as Ooma's independent registered public accountants for the year ending January 31, 2026.

PROPOSAL THREE: NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended January 31, 2025, as described in this Proxy Statement in the section titled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the narrative discussion relating to the compensation tables set forth in this proxy statement. This vote is not intended to address any specific item of compensation, and is rather intended to address the overall compensation of our named executive officers and the policies and practices described in this proxy statement. This non-binding advisory vote is commonly referred to as a "Say-on-Pay" proposal.

Our compensation programs are overseen by our compensation committee and reflect our general compensation philosophy for all employees, including our executive officers. Our executive compensation program is designed to attract, motivate, reward and retain highly qualified executives and motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We evaluate and reward our executive officers through compensation intended to motivate them to identify and capitalize on opportunities to grow our business and maximize stockholder value over time. We strive to provide an executive compensation program that is market competitive, rewards achievement of our business objectives and is designed to provide a foundation of fixed compensation (base salary) and a substantial portion of performance-based compensation (short-term and long-term incentives) that are intended to align the interests of executive officers with those of our stockholders.

Stockholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the Securities and Exchange Commission's compensation disclosure rules which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables, is hereby approved."

This vote is advisory and therefore not binding on Ooma or our Board of Directors. Our Board of Directors and its committees value the opinions of our stockholders, and to the extent there is any significant vote against the executive compensation described in this proxy statement, our compensation committee will consider the impact of such vote on our compensation policies and decisions.

Vote Required

An affirmative vote from holders of a majority in voting power of the shares present at the meeting or represented by proxy and entitled to vote on the proposal will be required to approve Ooma's executive compensation for the fiscal year ended January 31, 2025. Abstentions are treated as shares of common stock participating online or represented by proxy and entitled to vote and, therefore, will have the effect of a vote "against" the resolution to approve the compensation of our named executive officers as described in this proxy statement. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the resolution to approve the compensation of our named executive officers as described in this Proxy Statement.

PROPOSAL FOUR: AMENDMENT AND RESTATEMENT OF 2015 EQUITY INCENTIVE PLAN

In April 2025, the Board approved the amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan (the "EIP") to prevent the EIP from expiring in July 2025, in accordance with the recommendation of the Compensation Committee, and directed that the amended EIP (the "Amended EIP") be submitted to stockholders for approval at the Annual Meeting.

We are asking our stockholders in this Proposal Four to approve our Amended EIP to, among other things: (i) increase the number of shares of common stock reserved for issuance under the EIP by 330,000 shares; (ii) remove the evergreen provision; (iii) prohibit liberal share repricing; (iv) prohibit repricing and cash buyouts; (v) prohibit the payment of dividends and dividend equivalents on unvested awards; (vi) provide specific disclosure of equity award treatment upon a change in control; (vii) extend the term; and (viii) make certain other best practice and administrative changes to the EIP.

Our Board recommends a vote FOR approval of the Amended and Restated 2015 Equity Incentive Plan.

Reasons to Approve the Amended EIP

The approval of the Amended EIP by our stockholders is important because without stockholder approval, the EIP will expire in July 2025 and we will not be able to grant equity awards under the EIP after its expiration and the number of shares currently authorized for issuance under our EIP is not expected to be sufficient to meet our needs over the next few years. If our stockholders do not approve this proposal, then the Amended EIP will not become effective.

The Board recommends a vote in favor of the Amended EIP because the Board believes the Amended EIP is in the best interests of the Company and our stockholders for the following reasons:

- **Aligns executive, employee, non-employee director, independent contractor, and stockholder interests.** We currently provide stock awards to a broad-based group of our employee population as well as our non-employee directors and independent contractors. We believe that our stock-based compensation programs, along with our stock ownership guidelines for our non-employee directors and executives, help align the interests of our executives, employees, non-employee directors, and independent contractors with the interests of our stockholders by giving them a sense of ownership and long-term personal involvement in and accountability for the development and financial success of the Company. If the Amended EIP is approved, we will be able to continue to use equity to align the interests of our executives, employees, non-employee directors, and independent contractors with the interests of our stockholders.

- **Attracts and retains talent.** Talented, motivated, and effective executives, employees and independent contractors are essential to executing our business strategies and propelling our business forward. Stock-based compensation has been a critical component of total compensation at the Company for many years because this type of compensation enables the Company to effectively recruit and retain executives and other employees as well as independent contractors in a competitive market for talent while encouraging them to act and think like owners of the Company. If the Amended EIP is approved, we believe we will maintain our ability to offer competitive compensation packages to both retain our best performers and attract new talent.

- **Supports our pay-for-performance philosophy.** A significant portion of total compensation for our executives is equity-based incentive compensation tied to the achievement of our stock price performance. We use incentive compensation to help reinforce desired business results and to motivate executives to make decisions to produce those results. If the Amended EIP is approved, it will continue to support our pay-for-performance philosophy.

- **Avoids disruption in our compensation programs and mitigates the need for significant cash compensation.** We consider equity compensation to be a vital element of our employee compensation program. We believe that, if stockholders approve the Amended EIP, the shares to be reserved under the Amended EIP will be sufficient to enable us to grant stock awards under the EIP for approximately the next two years, based on historical grant and forfeiture levels, the recent market prices of Company shares, and the anticipated use of stock awards as an incentive and retention tool. If the Amended EIP is not approved, we would need to replace components of compensation previously awarded in equity with cash or with other instruments that may not necessarily support our goals of strengthening longer-term retention and aligning employee interests with those of our stockholders. Additionally, replacing equity with cash would increase our cash compensation expense and significantly deplete cash that could be better utilized for other strategic purposes or returned to stockholders.

- **Balances appropriately our need to attract and retain talent with stockholder interests regarding dilution.** We recognize the dilutive impact of our equity compensation programs on our stockholders, and we continuously strive to balance this concern with the competition for talent, competitive compensation practices, and the need to attract and retain talent. As described in more detail below under the heading "Dilution, Overhang and Burn Rate," our three-year average annual gross burn rate is 4.8% and our three-year average net burn rate is 4.5%. We believe the Amended EIP is not excessively dilutive to our stockholders given our overhang.

- **Protects stockholder interests and embraces sound stock-based compensation practices.** As described in more detail below under the heading "The Amended EIP Reflects Governance Best Practices," the Amended EIP includes features that are consistent with the interests of our stockholders and sound corporate governance practices.

Summary of Material Changes to the EIP

The Amended EIP is being amended to provide for the following:

- **Increase Share Reserve.** Compared to the number of shares reserved for issuance under the EIP, the number of shares reserved for issuance under the Amended EIP will increase by 330,000 shares to allow the Company to continue to make equity grants. If the Amended EIP is approved by our stockholders, the shares that were available for grant under the EIP will no longer be available under the Amended EIP.

- **Remove Evergreen Feature.** Remove the "evergreen" feature providing for an annual increase of shares available under the EIP. The Amended EIP does not contain any provision pursuant to which the share reserve would be automatically increased in the future without stockholder approval.

- **No Liberal Share Counting.** Prohibit the reuse of shares withheld or delivered to satisfy the exercise price of an option or stock appreciation right or to satisfy tax withholding requirements. Clarify that (i) the full number of shares subject to a stock appreciation right that are to be settled by the issuance of shares shall be counted against the number of shares available for award under the Amended EIP, regardless of the number of shares actually issued upon settlement of such stock appreciation right; and (ii) shares used to pay the exercise price of an award, to satisfy the tax withholding obligations related to an award and shares repurchased on the open market with the proceeds of an option exercise will not become available for future grant or sale under the Amended EIP.

- **Assumption of Awards by the Company.** Provide that the Plan Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (i) assuming such award under the Amended EIP, or (ii) granting an award under the Amended EIP in substitution of such other company's award. In the event the Plan Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of shares issuable upon exercise or settlement of any such award, will be adjusted appropriately.

- **No Repricing or Buyout of Underwater Options or Stock Appreciation Rights.** Prohibit repricing or other exchanges of any awards for cash or equity compensation without stockholder consent.

- **Prohibition on Payment of Dividends and Dividend Equivalents on Unvested Awards**. Prohibit the payment or settlement of dividends or dividend equivalents with respect to any award until the underlying shares or units vest.

- **Expand List of Award Types**. Expand the types of awards that may be granted under the EIP by adding stock bonus awards and other stock-based awards.

- **Expand List of Performance Criteria**. Expand the list of possible performance criteria that performance goals for performance-based awards may be based on.

- **Administration of Awards Subject to Performance Goals**. Clarify that the Plan Administrator may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards that are subject to the satisfaction of specified performance criteria. The Plan Administrator will, in its sole discretion, determine the performance goals, if any, applicable to any award (including any adjustment(s) thereto that will be applied in determining the achievement of such performance goals) on or prior to the determination date (defined as any time when the achievement of the performance goals associated with the applicable performance period remains substantially uncertain). The Plan Administrator shall determine and approve the extent to which such performance goals have been timely achieved and the extent to which the shares subject to such award have thereby been earned.

- **Remove Section 162(m) References**. Remove certain references to Section 162(m) of the Internal Revenue Code ("Section 162(m)") in connection with recent amendments to Section 162(m), while retaining certain best practice performance-based award provisions.

- **Specify Treatment of Options upon Termination for Cause**. Clarify that if a participant ceases to be a service provider as a result of being terminated for "cause," any outstanding option (including any vested portion thereof) held by such participant shall immediately terminate in its entirety upon the participant being first notified of his or her termination for cause and the participant will be prohibited from exercising his or her option from and after the date of such notification.

- **Clarify Treatment upon Change in Time Commitment**. Clarify that in the event a participant's regular level of time commitment in the performance of his or her services for the Company or any affiliate is reduced after the date of grant of any award, the Plan Administrator, in its sole discretion, may, subject to applicable laws, (a) make a corresponding reduction in the number of shares or cash amount subject to any portion of such award that is scheduled to vest, become exercisable and/or become payable after the date of such change in time commitment, and (b) in lieu of or in combination with such a reduction, extend the vesting, exercise or payout schedule applicable to such award.

- **Explicitly Prohibit Loans**. Provide that no participant will be permitted to purchase shares (in full or in part) via a promissory note.

- **Provide for Additional Requirement on Transferability of Awards**. Clarify that in no event may any stock award be transferred for consideration to a third-party financial institution.

- **Provide Specific Disclosure of Equity Award Treatment Upon a Change in Control**. Provide that, in the event of a "change in control" of the Company: any or all outstanding awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all participants. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property

57

subject to repurchase restrictions no less favorable to the participant. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards, as provided above, pursuant to a change in control, then notwithstanding any other provision in the Amended EIP to the contrary, such awards will expire on such transaction at such time and on such conditions as the Plan Administrator will determine; the Plan Administrator may, in its sole discretion, accelerate the vesting of such awards in connection with a change in control, with any performance-based award vesting at target level (or at such other level(s) provided in an award agreement).

- **Provide that Awards are Subject to Compliance Requirements**. Provide that each participant must comply with applicable law, the Company's Code of Ethics, and the Company's corporate policies, as applicable, including but not limited to the Compensation Recovery Policy, and such compliance is necessary to earn an award under the Amended EIP.

- **Extends the Term of the Plan**. Subject to stockholder approval, the Amended EIP will be effective April 14, 2025 and will continue in effect until April 14, 2035.

- **Provide the Plan is Subject to Delaware Law**. Provide that the Amended EIP is to be construed in accordance with and governed by the internal laws of the State of Delaware.

The Amended EIP Reflects Governance Best Practices

Our Amended EIP includes additional provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- **No Discounted Options and Stock Appreciation Rights**. Requires stock options and stock appreciation rights to be granted with an exercise price equal to at least the fair market value of our common stock on the date of the award is granted.

- **No Single Trigger Change in Control**. Awards do not automatically accelerate upon a change in control.

- **No Automatic Grants**. The Amended EIP does not provide for automatic grants to any participant.

- **No Tax Gross-ups**. The Amended EIP does not provide for any tax gross-ups.

- **No Transferability**. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Plan Administrator.

- **No Reload Grants**. The Amended EIP does not provide for reload grants, or the granting of stock options conditioned upon delivery of shares to satisfy the exercise price and/or tax withholding obligation under another employee stock option.

Dilution, Overhang and Burn Rate

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we recognize that stock awards dilute existing stockholders and are mindful of our responsibility to our stockholders to exercise judgment in the granting of equity awards. Our compensation committee regularly reviews our long-term incentive compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from stock awards.

The following table sets forth information regarding outstanding grants as of April 10, 2025 under the EIP. As of April 10, 2025, we had 27,560,725 shares of common stock issued and outstanding. The market value of one share of our common stock on April 10, 2025, as determined based on the closing price per share of our common stock as reported on the New York Stock Exchange was $12.00.

Equity Plan*	Shares Underlying Outstanding Stock Options(1)	Weighted-Average Exercise Price Per Share($)	Weighted-Average Remaining Contractual Term (In Years)	Shares Underlying Outstanding Time-Based Full Value Awards(2)	Shares underlying outstanding Performance-Based Full Value Awards(3)	Shares Available for Future Grant
EIP	570,055	$ 13.67	4.23	2,601,634	—	2,319,818

* These amounts do not reflect shares subject to outstanding purchase rights under our ESPP.

(1) No stock appreciation rights were outstanding as of April 10, 2025.

(2) Consists of restricted stock units.

(3) The Company has no such awards outstanding as it has not previously granted performance-based equity awards.

The compensation committee also regularly reviews our historical equity award granting practices, including our share usage rate (commonly referred to as "burn rate") and equity overhang activity. The following table provides detailed information regarding our burn rate and equity overhang activity (based on total potential award shares) for the last three fiscal years. The effects of our stock repurchase program are included in these calculations.

	Fiscal 2025	Fiscal 2024	Fiscal 2023	Average
Gross Burn Rate(1)	4.1%	5.8%	4.3%	4.8%
Net Burn Rate(2)	3.9%	5.5%	4.0%	4.5%
Equity Overhang(3)	17.0%	18.0%	18.0%	17.7%

(1) Gross Burn Rate is calculated as (a) the number of new stock awards granted under the EIP, divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

(2) Net Burn Rate is calculated as (a) the number of new stock awards granted under the EIP, net of stock awards canceled and forfeited under the EIP, divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

(3) Equity Overhang is calculated as (a) the number of shares subject to outstanding stock awards plus the number of shares available for grant under the EIP, divided by (b) the number of shares subject to outstanding stock awards, plus the number of shares available for grant under the EIP, plus the weighted average common shares outstanding of the Company for the fiscal year.

The table below shows the number of options and full value awards granted under the EIP in each of the last three fiscal years. No performance-based awards were granted in the last three fiscal years.

Fiscal Year	Option Awards Granted	Total Full-Value Awards Granted	Time Based Full-Value Awards Granted	Weighted Average Shares of Common Stock Outstanding (Basic & Diluted)
2025	—	1,125,860	1,125,860	26,685,598
2024	—	1,507,182	1,507,182	25,573,288
2023	95,000	980,510	980,510	24,506,525

If the Amended EIP is approved by our stockholders, the shares that were available for grant under the EIP will no longer be available under the Amended EIP. There were 2,319,818 shares available for issuance under the EIP as of April 10, 2025; this pool of shares will no longer be available under the Amended EIP if approved by our stockholders.

If the Amended EIP is approved by our stockholders:

- The prior pool of 2,319,818 shares will be increased by the 330,000 shares provided by the Amended EIP; provided, however, that no more than 2,649,818 shares will be available for grant and issuance as of the date of the Annual Meeting.

- The only shares available for grant under the Amended EIP on its effective date at our Annual Meeting (the "Amended EIP Effective Date") will be no more than 2,649,818 shares.

- Further, any shares granted after April 10, 2025 under the Amended EIP will reduce the 2,649,818 shares under the previous sentence. For illustrative purposes, if Ooma granted 100,000 shares under the EIP after April 10, 2025 and before the Annual Meeting, then the available pool under the Amended EIP would be 2,549,818 shares (2,649,818 shares, less 100,000 shares).

- We commit that no more than 15,000 shares will be granted between April 10, 2025 and the Annual Meeting and these grants reduce the 2,649,818 shares that will be available under the Amended EIP.

- Finally, any forfeitures that happen under the EIP after the Amended EIP Effective Date will roll into the Amended EIP, but only up to a maximum of 3,172,189 shares. These forfeitures only roll in if outstanding awards under the EIP are forfeited after the Amended EIP Effective Date.

Description of the Amended EIP

Set forth below is a summary of the material features of the Amended EIP. The Amended EIP is set forth in its entirety as Appendix A to this Proxy Statement, and all descriptions of the Amended EIP contained in this Proposal Four are qualified by reference to Appendix A.

Purpose

The purposes of the Amended EIP are (a) to attract and retain the best available personnel to ensure the Company's success and to accomplish the Company's goals; (b) to incentivize employees and independent contractors of the Company and its subsidiaries and members of the Board with long-term equity-based compensation to align their interests with the Company's stockholders; and (c) to promote the success of the Company's business.

Types of Stock Awards

The Amended EIP provides for the grant of incentive stock options ("ISOs"), within the meaning of Section 422 of the Code, to our employees and the employees of our subsidiaries. In addition, the Amended EIP provides for the grant of nonstatutory stock options ("NSOs"), stock appreciation right ("SARs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock bonus awards, and other stock-based awards to our employees, independent contractors, and non-employee directors, and the employees and independent contractors of our subsidiaries.

Share Reserve

If the Amended EIP is approved, subject to capitalization adjustments, the maximum aggregate number of shares of common stock which may be issued pursuant to all awards (including ISOs) will be equal to the sum of (i) 2,649,818 shares, which includes 330,000 additional shares of common stock and (ii) the number of shares subject to awards outstanding under the Amended EIP as of the date of the Annual Meeting that on or after the Annual Meeting would have otherwise been available for reissuance under the Amended EIP. The shares to be issued pursuant to awards may be authorized, but unissued, or reacquired common stock.

Under the Amended EIP, shares subject to awards, and shares issued under any award, will again be available for grant and issuance in connection with subsequent awards to the extent such shares: (i) are subject to issuance upon exercise of an option or SAR but which cease to be subject to the option or SAR for any reason other than exercise of the option or SAR; (ii) are subject to awards that are forfeited or are repurchased by the Company at the original issue price; or (iii) are subject to awards that otherwise terminate without such shares being issued. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Amended EIP. The full number of shares subject to a SAR that are to be settled by the issuance of shares shall be counted against the number of shares available for award under the Amended EIP, regardless of the number of shares actually issued upon settlement of such SAR. Shares used to pay the exercise price of an award, to satisfy the tax withholding obligations related to an award and shares repurchased on the open market with the proceeds of an option exercise will not become available for future grant or sale under the Amended EIP.

The Plan Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (i) assuming such award under the Amended EIP or (ii) granting an award under the Amended EIP in substitution of such other company's award. In the event the Plan Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of shares issuable upon exercise or settlement of any such award will be adjusted appropriately.

Eligibility

All of our employees (including our executive officers), non-employee directors, and independent contractors and all of the employees and independent contractors of our subsidiaries are eligible to participate in the Amended EIP. ISOs may be granted only to our employees (including our executive officers) and the employees of our subsidiaries. However, all other types of awards may be granted to our employees (including our executive officers), non-employee directors, and independent contractors and the employees and independent contractors of our subsidiaries.

As of April 10, 2025, there were approximately 501 employees (including four current executive officers), 639 independent contractors (other than our non-employee directors), and six non-employee directors who were eligible to participate under the Amended EIP.

Plan Administration

Our Board or a duly authorized committee has the authority to administer the Amended EIP. Our Board of Directors has delegated this authority to the compensation committee. Subject to the terms of the Amended EIP, our Board of Directors or the authorized committee, referred to in this proposal as the "Plan Administrator," determines recipients. The Amended EIP is administered by our compensation committee. The compensation committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Amended EIP to one or more non-employee directors or officers of the Company; provided, however, that the compensation committee may not delegate its authority and powers with respect to (i) any person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder or (ii) in any way which would disqualify transactions as exempt under Rule 16b-3.

Subject to the provisions of the Amended EIP, the Plan Administrator has the power to determine the terms of awards, including, without limitation, the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration or waiver of forfeiture restrictions, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the Amended EIP. The Plan Administrator also has the authority, subject to the terms of the Amended EIP, to modify or amend existing awards, to prescribe rules, to construe and interpret the Amended EIP and awards granted thereunder and to make all other determinations deemed necessary or advisable for administering the Amended EIP.

No Repricing without Stockholder Approval

The Amended EIP expressly provides that the Plan Administrator will not implement an exchange program without the approval of stockholders under which outstanding awards are amended to provide for a lower exercise price or surrendered or canceled in exchange for awards with a lower exercise price, a different type of award, cash, or a combination of the foregoing.

Stock Options

The Plan Administrator may grant ISOs and/or NSOs under the Amended EIP; provided that ISOs are only granted to employees. The exercise price of ISOs and NSOs must equal at least the fair market value of our common stock on the date of grant and the term of an option may not exceed 10 years; provided, however, an ISO held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any related corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Notwithstanding the foregoing, options may be granted with a per share exercise price that is less than the fair market value of our common stock on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

The Plan Administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, shares with a fair market value equal to the aggregate exercise price, consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Amended EIP, net exercise, such other consideration and method of payment to the extent permitted by applicable laws, or any combination of the foregoing methods of payment.

Subject to the provisions of the Amended EIP, the Plan Administrator determines the remaining terms of the options (*e.g.*, vesting). After the termination of service of an employee, independent contractor, or non-employee director, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights

SARs may be granted under the Amended EIP. SARs allow the participant to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of the Amended EIP, the Plan Administrator determines the terms of SARs, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a SAR will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock Awards

RSAs may be granted under the Amended EIP. RSAs are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Plan Administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the Plan Administrator and/or continued service. The Plan Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of RSAs generally will have voting rights with respect to such shares upon grant without regard to vesting, unless the Plan Administrator provides otherwise. Shares that do not vest for any reason will be forfeited by the participant and will revert to the Company. The specific terms will be set forth in an award agreement.

Restricted Stock Units

RSUs may be granted under the Amended EIP. Each RSU granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Plan Administrator determines the terms and conditions of RSUs including the vesting criteria, which may include achievement of specified performance criteria or continued service, and the form and timing of payment. The Plan Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The Plan Administrator determines in its sole discretion whether an award will be settled in stock, cash, or a combination of both. The specific terms will be set forth in an award agreement.

Stock Bonus Awards

A stock bonus award is an award of shares to a participant without a purchase price that is not subject to any restrictions. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus award and any other terms applicable to such stock bonus award. A stock bonus award may be paid in cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Other Stock-Based Awards

Other stock-based awards are awards that are based on or measured by our common stock and may be granted at any time and from time to time as determined by the Plan Administrator. After the Plan Administrator determines that it will grant any other stock-based award, it will advise the participant in an award agreement of the terms, conditions, and restrictions (if any) related to the grant. The Plan Administrator will set the vesting criteria and other terms of the other stock-based award in its discretion. An other stock-based award will vest at such times and upon such terms as are determined by the Plan Administrator, which may include upon the completion of a specified period of service with the Company or an affiliate and/or be based upon the achievement of performance goals during a performance period as set out in advance in the participant's award agreement. Payment may be made in the form of cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the other stock-based award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Awards

The Plan Administrator may grant stock options, SARs, RSAs, RSUs and other stock-based awards that are subject to the satisfaction of specified performance criteria. The Plan Administrator determines the terms surrounding performance awards, including the required levels of performance with respect to specified business criteria (including any adjustment(s) thereto that will be applied in determining the achievement of such performance criteria), the corresponding amounts payable upon achievement of such levels of performance, and the termination and forfeiture provisions; provided that all performance criteria must be determined when the achievement of such criteria remains substantially uncertain.

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to an equity award. In the Plan Administrator's discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenue; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, cash equivalents, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; (27) enterprise resource planning; and (28) such other criteria as established by the Plan Administrator. Awards issued to participants may take into account other criteria (including subjective criteria).

Performance goals may differ from participant to participant, performance period to performance period and from equity award to equity award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to us), (iii) on a per share and/or share per capita basis, (iv) against the performance of us as a whole or against any of our affiliate(s), a particular segment(s), a business unit(s) or a product(s) of ours or an individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis. The Plan Administrator shall determine and approve the extent to which such performance goals have been timely achieved and the extent to which the shares subject to such award have thereby been earned.

Dividends, Dividend Equivalents and Other Distributions

Dividends or other distributions may be paid or credited, as applicable, with respect to any shares subject to an award, as determined by the Plan Administrator and contained in the applicable award agreement, which may take the form of dividend equivalents or otherwise; provided, however, that (i) dividends or other distributions (including dividend equivalents) may be paid or distributed with respect to any such shares only if, when and to the extent such shares have vested under the terms of such award agreement, and (ii) any dividends or other distributions (including dividend equivalents) that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of such award agreement. Dividend equivalents or otherwise may not be credited with respect to options and SARs unless such dividend equivalents comply with applicable laws, including but not limited to Section 409A of the Code.

Change in Time Commitment

In the event a participant's regular level of time commitment in the performance of his or her services for the Company or any affiliate is reduced (for example, and without limitation, if the participant is an employee of the Company and the employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any award, the Plan Administrator, in its sole discretion, may, subject to applicable laws, (a) make a corresponding reduction in the number of shares or cash amount subject to any portion of such award that is scheduled to vest, become exercisable and/or become payable after the date of such change in time commitment, and (b) in lieu of or in combination with such a reduction, extend the vesting, exercise or payout schedule applicable to such award (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the participant will have no right with respect to any portion of the award that is so reduced.

Leaves of Absence/Transfer Between Locations

The Plan Administrator shall have the discretion to determine at any time whether and to what extent the vesting of awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant's employer or (ii) transfers between locations of the Company or between the Company or any affiliate. If an employee is holding an ISO and such leave exceeds three months then, for purposes of ISO status only, such employee's service as an employee shall be deemed terminated on the first day following such three month period and the ISO shall thereafter automatically treated for tax purposes as a NSO in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

Transferability of Awards; Prohibition on Loans

Unless the Plan Administrator provides otherwise, the Amended EIP generally does not allow for the transfer of awards and only the recipient of an option or SAR may exercise such an award during his or her lifetime. If the Plan Administrator makes an award transferable, such award will contain such additional terms and conditions as the Plan Administrator deems appropriate; provided, that in no event may any award be transferred for consideration to a third-party financial institution. No participant will be permitted to execute a promissory note as partial or full consideration for the purchase of shares.

Certain Adjustments

In the event of certain corporate events or changes in our capitalization, to prevent dilution, diminution or enlargement of the benefits or potential benefits available under the Amended EIP, the Plan Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the Amended EIP and/or the number, class, and price of shares covered by each outstanding award. In the event of a proposed winding up, liquidation, or dissolution of the Company, the Plan Administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Corporate Transaction or Change in Control

The Amended EIP provides that in the event of a corporate transaction, each outstanding award (vested or unvested) will be treated as the Plan Administrator determines, which determination may be made without the consent of any participant and need not treat all outstanding awards (or portion thereof) in an identical manner. Such determination, without the consent of any participant, may provide (without limitation) for one or more of the following in the event of a corporate transaction: (A) the continuation of such outstanding awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such awards; (D) the cancellation of such awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the awards; provided further, that at the discretion of the Plan Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder; (E) the cancellation of any outstanding awards for no consideration; or (F) the opportunity for participants to exercise the options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any options not exercised prior thereto.

The Amended EIP further provides that, unless otherwise set forth in an award agreement, in any other written agreement between the Company or any affiliate and the participant, or in any director compensation policy of the Company, in the event of a "change in control": any or all outstanding awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all participants. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards, as provided above, pursuant to a change in control, then notwithstanding any other provision in the Amended EIP to the contrary, such awards will expire on such transaction at such time and on such conditions as the Plan Administrator will determine; the Plan Administrator may, in its sole discretion, accelerate the vesting of such awards in connection with a change in control, with any performance-based award vesting at target level (or at such other level(s) provided in an award agreement).

For purposes of the Amended EIP, change in control generally includes:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company's stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization;

(ii) The consummation of the sale, transfer or other disposition of all or substantially all of the Company's assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company or (z) to a continuing or surviving entity in connection with a merger, consolidation or corporate reorganization which does not result in a change in control under clause (i) above);

(iii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election;

(iv) The consummation of any transaction as a result of which any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company's then outstanding voting securities.

A transaction will not constitute a change in control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

Compliance with Applicable Law and Company Policies; Compensation Recovery

The Amended EIP provides that each participant must comply with applicable law, the Company's Code of Ethics, and the Company's corporate policies, as applicable, including without limitation the Company's Compensation Recovery Policy, and that (i) compliance with applicable law, the Company's Code of Ethics, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any award and (ii) any awards which are subject to the Company's Compensation Recovery Policy will not be earned or vested, even if already granted, paid or settled, until the Company's Compensation Recovery Policy ceases to apply to such awards and any other vesting conditions applicable to such awards are satisfied.

Plan Amendment, Termination

The Plan Administrator has the authority to amend, suspend, or terminate the Amended EIP provided such action does not materially impair the existing rights of any participant (unless mutually agreed in writing between the participant and the Plan Administrator).

Term of Plan

The Amended EIP, if approved by stockholders, will continue in effect until April 14, 2035.

Governing Law

The Amended EIP will be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

Summary of Federal Income Tax Consequences

THE FOLLOWING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE AMENDED EIP. IT DOES NOT PURPORT TO BE COMPLETE, AND IT DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Incentive Stock Options. An optionee who is granted an ISO does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. The difference between the amount treated as ordinary income from such premature sale and the amount realized will be characterized as capital gain or loss.

Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a NSO. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Restricted Stock Awards. If at the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by the Company.

Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a SAR. When the SAR is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any common stock received upon the exercise.

Restricted Stock Units, Performance Shares and Performance Units. A participant generally will recognize no income upon the receipt of a RSU, performance share or performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any unrestricted shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of federal income and employment taxes. If the participant receives performance shares, the participant generally will be taxed in the same manner as described above under "Restricted Stock Awards." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of unrestricted shares on the date they were issued, will be taxed as a long- or short-term capital gain or loss, depending on whether the shares have been held for more than one year since they were acquired by the participant.

Company Tax Deduction. The Company generally will be entitled to a tax deduction in connection with an award under the Amended EIP in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the vesting of a restricted stock unit). Special rules limit the deductibility of compensation paid to certain executive officers.

Section 409A. Section 409A of the Code, or Section 409A, provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Amended EIP with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

New Plan Benefits

Our named executive officers and directors have an interest in this proposal because they are eligible to participate in the Amended EIP. The Amended EIP does not provide for set benefits and we have not approved any awards that are conditioned on stockholder approval of the Amended EIP. However, as discussed in further detail in the section entitled "Outside Director Compensation", each of our current non-employee directors serving as a member of our Board of Directors on the date of each annual meeting, is entitled to an annual grant of restricted stock units equal to $150,000 divided by the average closing price of our common stock on the New York Stock Exchange over the 30 trading days preceding the grant. These restricted stock units will vest on the date of the subsequent annual meeting, subject to the director's continued service through the vesting date. As of the date of the Annual Meeting, such awards will be granted under the Amended EIP.

The following table summarizes the aggregate value of the shares that our non-employee directors as a group will receive if those that are nominated are elected and remain a director following the Annual Meeting. It also highlights the fact that none of our executive officers or employees will receive any set benefits or awards that are conditioned upon stockholder approval of the Amended EIP. All other future awards under the Amended EIP are discretionary and cannot be determined at this time.

Name of Individual or Group	Dollar Value($)	Number of Shares Underlying Stock Awards
Eric B. Stang *President and Chief Executive Officer*	—	—
Shig Hamamatsu *Chief Financial Officer*	—	—
Jenny C. Yeh *Senior Vice President and Chief Legal Officer*	—	—
Namrata Sabharwal *Chief Accounting Officer*	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group(1)	$ 900,000	—
All employees, including all current officers who are not executive officers, as a group	—	—

(1) The number of shares subject to each non-employee director's RSU award will not be determinable until the grant date under the terms of the Amended EIP. Assuming the one non-employee director nominee is elected at the Annual Meeting, these amounts reflect the standard annual equity award of $150,000 granted to each non-employee director under the terms of the Amended EIP.

Historical Plan Benefits

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock subject to an equity award grant (even if not currently outstanding) under the EIP from the inception of the EIP through April 10, 2025.

Name of Individual or Group(1)	Number of Shares
Eric B. Stang	
President and Chief Executive Officer	2,120,000
Shig Hamamatsu	
Chief Financial Officer	259,000
Jenny C. Yeh	
Senior Vice President and Chief Legal Officer	219,000
Namrata Sabharwal	
Chief Accounting Officer	133,500
All current executive officers as a group	2,731,500
All current directors who are not executive officers as a group(1)	639,712
Each nominee for election as a director	
Peter J. Goettner	117,711
Eric B. Stang	2,120,000
Jenny C. Yeh	219,000
All employees, including all current officers who are not executive officers, as a group	8,937,156

(1) No awards have been granted under the EIP to any associate of any of our directors (including nominees) or executive officers, and no person received 5% or more of the total awards granted under the EIP since its inception.

Equity Compensation Plan Information

At January 31, 2025, we maintained two equity compensation plans, both of which were approved by our Board of Directors and our stockholders prior to our initial public offering. The following table provides the information shown for each of the two plans as of January 31, 2025.

Plan	Shares issuable upon exercise of outstanding plan options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Shares remaining available for future issuance under plan (excluding those reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	2,509,434 (2)	$ 13.14	5,404,402 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	2,509,434	$ 13.14	5,404,402

(1) Includes our EIP and ESPP. For a description of these plans, see Note 8 to our Consolidated Financial Statements in the Company's Annual Report on Form 10-K filed with the SEC on April 1, 2025.
(2) This number represents outstanding options and outstanding and unvested restricted stock unit awards issued under the 2005 Stock Plan and EIP.
(3) This number includes 3,248,603 shares available for issuance under the EIP and 2,155,799 shares reserved for issuance under the ESPP. The Board of Directors did not approve evergreen share increases to the EIP nor the ESPP in fiscal 2025. The EIP provides that on the first day of each fiscal year beginning in fiscal 2017 and ending in 2025, the number of shares available for issuance thereunder is automatically increased by a number equal to the lesser of (i) 5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year and (ii) such other amount as the Board of Directors may determine. Our ESPP provides that on the first day of each fiscal year beginning in fiscal 2017, the number of shares available for issuance thereunder is automatically increased by a number equal to the lesser of (i) 2% of the outstanding shares of our common stock on the first day of such fiscal year, or (ii) such other amount as the Board of Directors may determine. As discussed above, if Proposal Four is approved by our stockholders, the "evergreen" feature providing for annual increase of shares available under the EIP will be eliminated.

Vote Required

Approval of the Amended EIP requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the amendment and restatement of the 2015 Equity Incentive Plan.

PROPOSAL FIVE: AMENDMENT AND RESTATEMENT OF THE 2015 EMPLOYEE STOCK PURCHASE PLAN

In April 2025, the Board approved the amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan (the "ESPP"), to prevent the ESPP from expiring in July 2025, in accordance with the recommendation of the compensation committee, and directed that the amended ESPP (the "Amended ESPP") be submitted to stockholders for approval at the Annual Meeting.

We are asking our stockholders in this Proposal Five to approve our Amended ESPP to, among other things: (i) increase the number of shares of common stock reserved for issuance under the ESPP by 795,144 shares; (ii) remove the "evergreen" feature providing for annual increases in the number of shares reserved for issuance under the ESPP without stockholder approval; (iii) eliminate the term of the ESPP so that the ESPP will not expire; and (iv) make certain other best practice and administrative changes to the ESPP.

Our Board recommends a vote <u>FOR</u> approval of the Amended and Restated 2015 Employee Stock Purchase Plan.

Reasons to Approve the Amended ESPP

The approval of the Amended ESPP by our stockholders is important to prevent the ESPP from expiring in July 2025. If our stockholders do not approve this proposal, then the Amended ESPP, including an increase in the number of shares available for issuance and the other amendments described in this proposal, will not become effective.

The ESPP is designed to provide our eligible employees and those of our designated affiliates with the opportunity to purchase shares of our common stock at a discount on periodic purchase dates through accumulated payroll deductions. The ESPP allows U.S.-based employees to make such purchases in a manner intended to result in favorable tax treatment under Section 423 of Internal Revenue Code of 1986, as amended and restated ("Section 423 of the Code"). We may also approve offerings under the ESPP that are not intended to qualify for such favorable tax treatment under Section 423 of the Code in which eligible employees who are not subject to U.S. tax laws may participate.

As of April 10, 2025, an aggregate of 1,954,856 shares of common stock remained available for future issuance under the ESPP. We believe that, if stockholders approve the Amended ESPP, the additional shares reserved under the Amended ESPP will be sufficient to enable us to grant purchase rights under the ESPP for approximately the next nine years assuming a stable stock price and consistent participation rate in the Amended ESPP.

Our Board believes the proposed share increase is in the best interests of the Company and its stockholders, as we believe our success is largely due to our highly talented employee base and that our future success depends on our ability to attract and retain high caliber personnel. We believe that the ESPP is an important employee retention and recruitment vehicle, as it closely aligns the interests of our employees with those of our stockholders by encouraging employees to invest in our common stock, and helps our employees share in the Company's success through the appreciation in value of such purchased stock.

The Board also believes that amending the ESPP to remove the plan term will enable us to continue offering benefits to employees under the ESPP without regard to a term limit. In addition, the Board believes that making the amendments summarized below, including removal of the evergreen feature, will further align the ESPP with corporate governance best practices and applicable law.

Summary of Material Changes to the ESPP

The Amended ESPP is being amended to provide for the following:

- **Increase Share Reserve**. Increase the number of shares reserved for issuance by 795,144 shares.

- **Remove Evergreen Feature**. Remove "evergreen" feature providing for annual increase of shares available for sale under the ESPP. The Amended ESPP does not contain any provision pursuant to which the share reserve would be automatically increased in the future without stockholder approval.

- **Clarify Eligible Compensation**. Clarify that eligible compensation for purposes of the Amended ESPP means an eligible employee's regular and recurring straight time gross earnings, bonuses, commissions, payments for overtime, doubletime and shift premium, but exclusive of payments for profit sharing contributions, employee benefits paid for by the Company or any designated subsidiary, imputed income (whether or not arising under any Company or designated subsidiary group insurance or benefit program), traveling expenses, business expense reimbursements, moving expense reimbursements, housing and living allowances, income received, reported or otherwise recognized in connection with equity awards, contributions made by the Company or a designated subsidiary under any employee benefit plan, and other similar compensation.

- **Reduction of Length of Offering Period**. Provide that offering periods under the Amended ESPP shall mean the periods of approximately six months during which an option granted pursuant to the plan may be exercised, (i) commencing on the first trading day on or after March 15 of each year and terminating on the first trading day on or following September 15, approximately six months later, and (ii) commencing on the first trading day on or after September 15 of each year and terminating on the first trading day on or following March 15, approximately six months later.

- **Clarification of Maximum Offering Period**. Clarify that no offering period under the ESPP may be more than 27 months.

- **Clarification of Date of Termination**. Clarify that whether and when a termination of employment has occurred will be determined by the ESPP Administrator, in its sole discretion, regardless of any notice period or garden leave required under local law.

- **Clarification of Treatment in Connection with Certain Leaves of Absence and Transfers of Employment.** Clarify that the ESPP Administrator may establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among the Company and designated subsidiaries, and that the ESPP Administrator may establish termination of employment procedures for the Amended ESPP which are independent of similar rules established under other benefit plans of the Company and its subsidiaries. The Amended ESPP further clarifies that, subject to applicable law, a participant's participation in the ESPP will not terminate while the participant is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed three months, or if longer, so long as the participant's right to reemployment upon the expiration of such leave is guaranteed by contract or statute.

- **Clarify Authority of the ESPP Administrator.** Clarify that the ESPP Administrator will be entitled to amend the offering periods or purchase periods and determine the terms of new offering periods (including, but not limited to (i) the length of such offering periods, provided that no such offering period shall be more than 27 months, (ii) whether such offering periods will include one or more embedded offering periods and/or (iii) whether such offering periods will have an automatic restart or reset provision), and provide for overlapping offering periods.

- **Removal of Plan Term**. Subject to stockholder approval, the Amended ESPP will be effective April 14, 2025 and will continue in effect until terminated by the Board.

- **Provide the Plan is Subject to Delaware Law**. Provide that the Amended ESPP is to be construed in accordance with and governed by the internal laws of the State of Delaware.

The Amended ESPP Reflects Governance Best Practices

The Amended ESPP includes provisions that protect our stockholders' interests and reflect corporate governance best practices, including:

- Purchase price is at least 85% of fair market value.

- Offering periods do not exceed 27 months.

- The number of shares allocated to the Amended ESPP is less than 10% of our outstanding shares overall.

Description of the Amended ESPP

The material terms and provisions of the Amended ESPP are summarized below. This summary, however, does not purport to be a complete description of the Amended ESPP. The following summary of the Amended ESPP is qualified in its entirety by reference to the complete text of the Amended ESPP, a copy of which is included as Appendix B to this Proxy Statement.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase common stock of the Company through accumulated payroll deductions (or through other means as set forth in the ESPP). The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code (the "423 Component"). Notwithstanding the forgoing, the Company may make offerings under the ESPP that are not intended to qualify under Section 423 of the Code to the extent deemed advisable for designated subsidiaries outside the United States ("Non-423 Component"). Unless the ESPP Administrator expressly states otherwise, each designated subsidiary will be designated to be participating in the 423 Component.

Share Reserve

If the Amended ESPP is approved, subject to adjustment upon certain changes in capitalization of the Company as provided in the Amended ESPP, the cumulative maximum number of shares of common stock which will be made available for sale under the Amended ESPP will be 4,672,911 shares (the "Share Reserve"), which includes 795,144 additional shares of common stock. After taking into account the 795,144 share increase, there will be 2,750,000 shares of common stock available for future option grants under the ESPP if the Amended ESPP is approved, based on the 1,954,856 shares of common stock that remained available for future option grants under the ESPP as of April 10, 2025. All of these shares may be issued under the offerings made under the ESPP that comply with the requirements of Section 423 of the Code or offerings made under the Non-423 Component. The Amended ESPP does not contain any provision pursuant to which the share reserve would be automatically increased in the future without stockholder approval.

If the ESPP Administrator determines that, on a given exercise date, the number of shares of common stock with respect to which options are to be exercised may exceed (i) the number of shares of common stock that were available for sale under the Amended ESPP on the offering date of the applicable offering period, or (ii) the number of shares of common stock available for sale under the Amended ESPP on such exercise date, the ESPP Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares available for purchase on such offering date or exercise date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase common stock on such exercise date, and continue all offering periods then in effect or terminate all offering periods then in effect. The Company may make a pro rata allocation of the shares available on the offering date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Amended ESPP by the Company's stockholders subsequent to such offering date.

Eligibility

Any individual who is a common law employee of the Company or any designated subsidiary and is customarily employed for more than twenty (20) hours per week and more than five (5) months in any calendar year by the Company or a designated subsidiary on the first date of an offering period (each an "offering date") subsequent to the first offering period under the ESPP is eligible to participate in the ESPP. Prior to an offering date, the ESPP Administrator, in its discretion, may (to the extent compliant with the Section 423 of the Code rules regarding equal rights and privileges) determine that the definition of an eligible employee will or will not include an individual if such individual: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the ESPP Administrator in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the ESPP Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is an executive, officer or other manager, or (v) is a highly compensated employee under Section 414(q) of the Code. With respect to offerings made under the Non-423 Component of the Amended ESPP, the Administrator may expand eligibility or may limit eligibility further.

As of April 10, 2025, approximately 501 employees, including four executive officers, were eligible to participate in the Amended ESPP. Non-employee directors and consultants are not eligible to participate in the Amended ESPP.

Participation

An eligible employee may participate in the Amended ESPP by (i) submitting a properly completed subscription agreement authorizing payroll deductions (in a form provided by the ESPP Administrator) to the Company's payroll office (or its designee) on or before a date prescribed by the ESPP Administrator prior to an applicable offering date or (ii) following an electronic or other enrollment procedure prescribed by the ESPP Administrator.

Plan Administration

Our Board of Directors or a committee of the Board of Directors designated by the Board of Directors to administer the Amended ESPP has the authority to administer the Amended ESPP. Our Board of Directors has delegated this authority to the compensation committee. Subject to the terms of the Amended ESPP, our Board of Directors or the authorized committee, referred to in this proposal as the "ESPP Administrator," determines recipients. The Amended ESPP is administered by our compensation committee.

The ESPP Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Amended ESPP, to determine eligibility and to adjudicate all disputed claims filed under the Amended ESPP. Every finding, decision and determination made by the ESPP Administrator will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding anything to the contrary, the ESPP Administrator may adopt rules or procedures relating to the operation and administration of the Amended ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the ESPP Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of eligible compensation, handling of payroll deductions, making of contributions to the Amended ESPP (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates which vary with local requirements.

Offering Periods

The Amended ESPP will be implemented by overlapping or consecutive offering periods (consisting of one or more purchase periods), as the case may be, with a new offering period commencing on the offering date (which is the first trading day of each offering period), or on such other date as the ESPP Administrator will determine. Each offering period under the Amended ESPP will generally be a period of approximately six (6) months (i) commencing on the first trading day on or after March 15 of each year and terminating on the first trading day on or following September 15, and (ii) commencing on the first trading day on or after September 15 of each year and terminating on the first trading day on or following March 15. The ESPP Administrator will have the power to change the duration of offering periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first offering period to be affected thereafter; provided that, no offering period may be more than 27 months.

Purchase Periods

Under the Amended ESPP, a purchase period refers to a period of time specified within an offering period, generally beginning on the offering date or on the first trading day following an exercise date, and ending on one or more dates during an offering period selected by the ESPP Administrator on which an option granted pursuant to the plan will be exercised and on which purchases of shares of common stock will be carried out in accordance with such offering period. An offering period may consist of one or more purchase periods.

Payroll Deductions

At the time a participant enrolls in the Amended ESPP, the participant will elect to have payroll deductions made on each pay day during the offering period in an amount not exceeding 15% of the participant's eligible compensation which the participant receives on each pay day during the offering period. Notwithstanding the foregoing, if a pay day occurs on the first trading day on or after March 15 or September 15, as applicable (each, an "exercise date"), a participant will have the payroll deductions made on such day applied to the participant's account under the subsequent purchase period or offering period. A Participant's subscription agreement will remain in effect for successive offering periods unless terminated as provided in the Amended ESPP.

All payroll deductions made for a participant will be credited to the participant's account under the Amended ESPP (which will be recorded by the Company or designated subsidiary on its books, but not be an externally held account unless required under applicable law) and will be withheld in whole percentages only. Individual accounts will be maintained for each participant in the Amended ESPP. A participant may not make any additional payments into such account, except if there are countries outside the United States in which payroll deductions for participation in the Amended ESPP are not permitted under applicable law, the ESPP Administrator may allow eligible employees to participate by remitting payment to the Company or designated subsidiary by check, wire transfer or other feasible means, and shall determine procedures for facilitating participation in the Amended ESPP. No interest will accrue on the payroll deductions (or contributions) in the Amended ESPP, unless legally required in any foreign country in which the Amended ESPP is offered, and such term does not violate the requirements of Section 423 of the Code, as applicable.

If permitted by the ESPP Administrator, for an offering period, a participant may increase or decrease the rate of the participant's payroll deductions during the offering period by (i) properly completing and submitting a new subscription agreement authorizing the change in payroll deduction rate (in the form provided by the ESPP Administrator) to the Company's payroll office (or its designee) on or before a date prescribed by the ESPP Administrator prior to an applicable exercise date or (ii) following an electronic or other procedure prescribed by the ESPP Administrator. If a participant has not followed such procedures to change the rate of payroll deductions, the rate of the participant's payroll deductions will continue at the originally elected rate throughout the offering period and future offering periods unless terminated by the participant. The ESPP Administrator may, in its sole discretion, limit the nature and/or number of payroll deduction rate changes that may be made by participants during any purchase period or offering period. Any change in payroll deduction rate will be effective as of the first full payroll period following five business days after the date on which the change is made by the participant (unless the ESPP Administrator, in its sole discretion, elects to process a given change in payroll deduction rate more quickly).

To the extent necessary to comply with Section 423(b)(8) of the Code and the limitations described under the section titled "*Certain Limitations*" below, a participant's payroll deductions may be decreased to 0% at any time during a purchase period. Subject to Section 423(b)(8) of the Code and the limitations described under the section titled "*Certain Limitations*" below, payroll deductions will recommence at the rate originally elected by the participant effective as of the beginning of the first purchase period which is scheduled to end in the following calendar year unless terminated by the participant.

The Company may use all contributions received or held by it under the Amended ESPP for any corporate purpose, and the Company will not be obligated to segregate such contributions, unless and to the extent legally required in any foreign country in which the Amended ESPP is offered.

For purposes of the Amended ESPP, eligible compensation includes an eligible employee's regular and recurring straight time gross earnings, bonuses, commissions, payments for overtime, doubletime and shift premium, but excludes payments for profit sharing contributions, employee benefits paid for by the Company or any designated subsidiary, imputed income (whether or not arising under any Company or designated subsidiary group insurance or benefit program), traveling expenses, business expense reimbursements, moving expense reimbursements, housing and living allowances, income received, reported or otherwise recognized in connection with equity awards, contributions made by the Company or a designated subsidiary under any employee benefit plan, and other similar compensation. The ESPP Administrator, in its discretion, may establish a different definition of eligible compensation for a subsequent offering period on a uniform and nondiscriminatory basis. In addition, the ESPP Administrator has the authority to make decisions about how eligible compensation should be interpreted for eligible employees outside the United States to the extent there are items of compensation or remuneration not specifically addressed in the Amended ESPP.

Grant of Options; Exercise of Option

On the offering date of each offering period, each eligible employee participating in such offering period will be granted an option to purchase on each exercise date up to a number of shares of common stock determined by dividing such eligible employee's payroll deductions accumulated prior to such exercise date and retained in the eligible employee's account as of the exercise date by the applicable purchase price, subject to the limitations described under the section titled "*Certain Limitations*" below. The option will expire on the last day of the offering period.

Unless a participant withdraws from the Amended ESPP, the participant's option will be exercised automatically on the exercise date, and the maximum number of full shares subject to the option will be purchased for such participant at the applicable purchase price with the accumulated payroll deductions (or contributions) in the participant's account. No fractional shares of common stock will be purchased, and any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share will be retained in the participant's account for the subsequent purchase period or offering period, subject to earlier withdrawal by the participant. Any other funds left over in a participant's account after the exercise date will be returned to the participant.

Purchase Price

The purchase price for shares of commons stock under the Amended ESPP is an amount equal to 85% of the lower of the fair market value of a share of common stock on the offering date or on the exercise date; provided, that the ESPP Administrator, in its discretion, may establish a different purchase price for any offering period, subject to compliance with Section 423 of the Code or pursuant to the Amended ESPP. For purposes of the Amended ESPP, fair market value is generally the closing sales price for the common stock on the date of determination if that date is a trading day, or if that day is not a trading day, for the last market trading day prior to the date of determination.

Certain Limitations

Notwithstanding anything to the contrary in the Amended ESPP, no eligible employee will be granted an option under the Amended ESPP to the extent that, immediately after the grant, such eligible employee (or any other person whose stock would be attributed to such eligible employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any parent or subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any parent or subsidiary of the Company. In addition, no eligible employee will be granted an option under the Amended ESPP to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any parent or subsidiary of the Company accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time. In addition, an eligible employee will not be permitted to purchase more than 6,250 shares during each purchase period (subject to any adjustment pursuant to the Amended ESPP) (the "Offering Period Maximum"). The ESPP Administrator may, for future offering periods, increase or decrease, in its absolute discretion (but in accordance with Section 423 of the Code, as applicable), the maximum number of shares that an eligible employee may purchase during each purchase period of an offering period.

Delivery; Reports

As soon as reasonably practicable after each exercise date on which a purchase of shares occurs, the Company will arrange the delivery to each participant of the shares purchased upon exercise of the participant's option in a form determined by the ESPP Administrator (in its sole discretion) and pursuant to rules established by the ESPP Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares.

Shares will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law and will be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

No participant will have any voting, dividend, or other stockholder rights with respect to shares of common stock subject to any option granted under the Amended ESPP until such shares have been purchased and delivered to the participant. Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares.

Statements of account will be given to participating eligible employees, which statements will set forth the amounts of payroll deductions, the purchase price, the number of shares purchased and the remaining cash balance, if any.

Tax Withholding

At the time the option, or shares issued or to be issued pursuant thereto, is subject to any tax-related items (e.g., at the time the option is granted, exercised, in whole or in part, or at the time some or all of the common stock issued under the Amended ESPP is disposed of), the participant must make adequate provision for the Company's or the applicable employer's federal, state, foreign or any other tax or social insurance contribution liability payable to any authority, national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the common stock. At any time, the Company or the applicable employer may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company or the applicable employer to meet applicable withholding or other obligations for any tax-related items, including any withholding required to make available to the Company or the applicable employer any tax deductions or benefits attributable to sale or early disposition of common stock by the eligible employee. Alternatively, the Company may refuse to release shares purchased until the eligible employee satisfies any such tax withholding or other obligations.

Transferability; Death

Neither contributions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares of common stock under the Amended ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as described below in connection with a participant's death) by the participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an offering period. During a participant's lifetime, a participant's option to purchase shares under the Amended ESPP is exercisable only by the participant.

The ESPP Administrator may allow a participant to file a designation of a beneficiary who is to receive any shares of common stock and cash, if any, from the participant's account under the Amended ESPP in the event of such participant's death subsequent to an exercise date on which the option is exercised but prior to delivery to such participant of such shares and cash. In addition, the ESPP Administrator may allow a participant to file a designation of a beneficiary who is to receive any cash from the participant's account under the Amended ESPP in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective in the United States or to the extent required by applicable law.

If made, such designation of beneficiary may be changed by the participant at any time by notice in a form determined by the ESPP Administrator. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Amended ESPP who is living at the time of such participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

Withdrawal

A participant may withdraw all but not less than all the payroll deductions (or contributions) credited to the participant's account and not yet used to exercise the participant's option under the Amended ESPP at any time by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the ESPP Administrator, or (ii) following an electronic or other withdrawal procedure prescribed by the ESPP Administrator. All of the funds credited to the participant's account will be paid to such participant promptly after receipt of notice of withdrawal. Further, such participant's option for the offering period will be automatically terminated and no further payroll deductions or other contributions for the purchase of shares will be made for such offering period. If a participant withdraws from an offering period, payroll deductions and other contributions will not resume at the beginning of the succeeding offering period unless the participant re-enrolls in the Amended ESPP. A participant's withdrawal from an offering period will not have any effect upon such participant's eligibility to participate in any similar plan which may be adopted by the Company or in succeeding offering periods, which commence after the termination of the offering period from which the participant withdraws.

Termination of Employment

If a participant's ceases to be an eligible employee for any reason, the participant will be deemed to have elected to withdraw from the Amended ESPP and the payroll deductions (or contributions) credited to such participant's account during the offering period but not yet used to purchase shares under the Amended ESPP will be returned to such participant (or, in the case of the participant's death, to the person or persons entitled to such payment under the Amended ESPP), and such participant's option will be automatically terminated. Subject to the definition of eligible employee as provided in the Amended ESPP, whether a termination of employment has occurred and the date of such termination shall be determined by the ESPP Administrator, in its sole discretion, regardless of any notice period or garden leave required under local law. The ESPP Administrator may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among the Company and designated subsidiaries, and the ESPP Administrator may establish termination of employment procedures which are independent of similar rules established under other benefit plans of the Company and its subsidiaries. However, subject to applicable law, a participant's participation in the Amended ESPP will not terminate for purposes of the Amended ESPP while the participant is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed three months, or if longer, so long as the participant's right to reemployment upon the expiration of such leave is guaranteed by contract or statute. Where the period of leave exceeds three months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

Certain Adjustments

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of common stock or other securities of the Company or other significant corporate transaction, or other change affecting the common stock occurs, the ESPP Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Amended ESPP, will, in such manner as it may deem equitable, adjust the number, kind and class of common stock that may be delivered under the Amended ESPP, the purchase price per share and the number of shares of common stock covered by each option under the Amended ESPP which has not yet been exercised, the Offering Period Maximum and the Share Reserve. Notwithstanding the forgoing, all adjustments must be made in a manner that does not result in taxation under Code Section 409A, to the extent applicable.

Dissolution or Liquidation

In the event of the proposed winding up, dissolution or liquidation of the Company, any offering period then in progress will be shortened by setting a new exercise date and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the ESPP Administrator. The new exercise date will be before the date of the Company's proposed dissolution or liquidation. The ESPP Administrator will notify each participant in writing, prior to the new exercise date, that the exercise date for the participant's option has been changed to the new exercise date and that the participant's option will be exercised automatically on the new exercise date, unless prior to such date the participant has withdrawn from the offering period.

Merger or Change in Control

In the event of a merger or change in control (other than a winding up, dissolution or liquidation), each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date and will end on the new exercise date. The new exercise date will occur before the date of the Company's proposed merger or change in control. The ESPP Administrator will notify each participant in writing prior to the new exercise date, that the exercise date for the participant's option has been changed to the new exercise date and that the participant's option will be exercised automatically on the new exercise date, unless prior to such date the participant has withdrawn from the offering period.

For purposes of the Amended ESPP, change in control generally includes:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company's stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization;

(ii) The consummation of the sale, transfer or other disposition of all or substantially all of the Company's assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company or (z) to a continuing or surviving entity in connection with a merger, consolidation or corporate reorganization which does not result in a change in control under clause (i) above;

(iii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12 month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv) The consummation of any transaction as a result of which any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company's then outstanding voting securities.

A transaction will not constitute a change in control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

Plan Amendment; Termination

The ESPP Administrator, in its sole discretion, may amend, suspend, or terminate the Amended ESPP, or any part thereof, at any time and for any reason. If the Amended ESPP is terminated, the ESPP Administrator, in its discretion, may elect to terminate all outstanding offering periods either immediately or upon completion of the purchase of shares on the next exercise date (which may be sooner than originally scheduled, if determined by the ESPP Administrator in its discretion). Alternatively, the ESPP Administrator may elect to permit offering periods to expire in accordance with their terms (and subject to any adjustment described in the section titled "*Certain Adjustments*" above). If the offering periods are terminated prior to expiration, all amounts then credited to participants' accounts which have not been used to purchase shares will be returned to the participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable.

Without stockholder consent, the ESPP Administrator will be entitled to change the exercise dates, change the purchase price for any offering period, amend the offering periods or purchase periods, determine the terms of new offering periods (including, but not limited to (i) the length of such offering periods, provided that no such offering period shall be more than 27 months, (ii) whether such offering periods will include one or more embedded offering periods and/or (iii) whether such offering periods will have an automatic restart or reset provision), provide for overlapping offering periods, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each participant properly correspond with amounts withheld from the participant's eligible compensation, and establish such other limitations or procedures as the ESPP Administrator determines in its sole discretion advisable which are consistent with the Amended ESPP and Section 423 of the Code, to the extent applicable.

In the event the ESPP Administrator determines that the ongoing operation of the Amended ESPP may result in unfavorable financial accounting consequences, the ESPP Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend, or terminate the Amended ESPP to reduce or eliminate such accounting consequence without stockholder approval or the consent of any participants. These ESPP Administrator actions include, but are not limited to: (i) amending the Amended ESPP to conform with the safe harbor definition under Financial Accounting Standards Board Accounting Standards Codification Topic 718, including with respect to an offering period underway at the time; (ii) altering the purchase price for any offering period or purchase period including an offering period or purchase period underway at the time of the change in purchase price; (iii) shortening any offering period or purchase period by setting a new exercise date, including an offering period or purchase period underway at the time of the ESPP Administrator action; (iv) reducing the maximum percentage of eligible compensation a participant may elect to set aside as payroll deductions; and (v) reducing the maximum number of shares a participant may purchase during any offering period or purchase period.

Term of the Amended ESPP

The Amended ESPP will continue in effect until terminated by the ESPP Administrator.

Governing Law

The Amended ESPP and all options thereunder will be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

Summary of U.S. Federal Income Tax Consequences

THE FOLLOWING IS ONLY A SUMMARY OF THE GENERAL U.S. FEDERAL INCOME TAX RULES APPLICABLE TO PARTICIPANTS AND THE COMPANY WITH RESPECT TO OFFERINGS UNDER THE AMENDED ESPP THAT ARE INTENDED TO COMPLY WITH SECTION 423 OF THE CODE.

IT DOES NOT PURPORT TO BE COMPLETE, AND IT DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE, OR THE FEDERAL INCOME TAX CONSEQUENCES OF OFFERINGS THAT COMMENCE UNDER THE NON-423 COMPONENT OF THE AMENDED ESPP.

Under the provisions of Sections 421 and 423 of the Code, no income will be taxable to a participant under the 423 Component under the Amended ESPP at the time of grant of the option or purchase of shares. However, a participant may become liable for tax upon dispositions of shares acquired under the Amended ESPP, and the tax consequences will depend on how long a participant has held the shares prior to disposition.

If the shares are disposed of (a) more than two years after the date of the beginning of the offering period and (b) more than one year after the stock is purchased in accordance with the Amended ESPP (or if the employee dies while holding the shares), the following tax consequences will apply. The lesser of (a) the excess of fair market value of the shares at the time of such disposition over the purchase price of the shares (the "option price"), or (b) the excess of the fair market value of the shares at the time the option was granted over the option price (which option price will be computed as of the offering date) will be taxed as ordinary income to the participant. Any further gain upon disposition generally will be taxed at long-term capital gain rates. If the shares are sold and the sales price is less than the option price, there is no ordinary income, and the participant has a long-term capital loss equal to the difference. If an employee holds the shares for the holding periods described above, no deduction in respect of the disposition of such shares will be allowed to the Company.

If the shares are sold or disposed of (including by way of gift) before the expiration of either the two year or the one year holding periods described above, the following tax consequences will apply. The amount by which the fair market value of the shares on the exercise date exceeds the option price will be taxed as ordinary income to the participant. This excess will constitute ordinary income in the year of sale or other disposition even if no gain is realized on the sale or a gratuitous transfer of the shares is made. The balance of any gain will be taxed as capital gain and will qualify for long-term capital gain treatment if the shares have been held for more than one year following the exercise of the option. If the shares are sold for an amount that is less than their fair market value as of the exercise date, the participant recognizes ordinary income equal to the excess of the fair market value of the shares on the exercise date over the option price, and the participant may recognize a capital loss equal to the difference between the sales price and the value of such shares on the exercise date. The Company, in the event of an early disposition, will be allowed a deduction for federal income tax purposes equal to the ordinary income realized by the disposing employee.

Currently, the Company is not required to withhold employment or income taxes upon the exercise of options granted under the 423 Component of the Amended ESPP. However, the Internal Revenue Service may issue guidance in the future requiring the Company to withhold employment and/or income taxes upon a purchase of shares under the 423 Component of the Amended ESPP.

New Plan Benefits

The Amended ESPP does not provide for set benefits or amounts of awards and we have not approved any offerings or options that are conditioned on stockholder approval of the Amended ESPP. Because benefits under the Amended ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the Amended ESPP is approved by the stockholders.

Historical Plan Benefits

The following table sets forth, for each of the individuals and groups indicated, the total number of shares of our common stock that have been purchased under the ESPP from the inception of the ESPP through the most recent purchase date. On April 10, 2025 the closing price per share of our common stock was $12.00.

Name of Individual or Group(1)	Number of Shares
Eric B. Stang	
President and Chief Executive Officer	—
Shig Hamamatsu	
Chief Financial Officer	—
Jenny C. Yeh	
Senior Vice President and Chief Legal Officer	14,918
Namrata Sabharwal	
Chief Accounting Officer	30,443
All current executive officers as a group	45,361
All current directors who are not executive officers as a group(1)	—
Each nominee for election as a director	
Peter J. Goettner	—
Eric B. Stang	—
Jenny C. Yeh	14,918
All employees, including all current officers who are not executive officers, as a group	2,318,715

(1)   No awards have been granted under the ESPP to any associate of any of our directors (including nominees) or executive officers, and no person received 5% or more of the total awards granted under the ESPP since its inception.

Equity Compensation Plan Information

Please also refer to "Equity Compensation Plan Information" under "Proposal Four: Amendment and Restatement of 2015 Equity Incentive Plan" of this Proxy Statement for further information about shares, which may be issued upon the exercise of options, warrants and rights granted to employees, consultants, or members of our Board of Directors under all of our equity compensation plans as of January 31, 2025.

For additional information, we encourage you to review the entire text of the Amended ESPP, which is attached as Appendix B to this Proxy Statement.

Vote Required

Approval of the Amended ESPP requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the amendment and restatement of the Company's 2015 Employee Stock Purchase Plan.

ANNUAL REPORTS

The Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (our "Annual Report") (which is not a part of our proxy soliciting materials), is being mailed with this Proxy Statement to those stockholders that request to receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our Annual Report at www.proxyvote.com, which does not have "cookies" that identify visitors to the site. Requests for copies of our Annual Report may also be directed to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085, Attn: Corporate Secretary.

We filed our Annual Report with the SEC on April 1, 2025. It is available free of charge at the SEC's web site at www.sec.gov. Upon written request by an Ooma stockholder, we will mail without charge a copy of our Annual Report, including the financial statements and financial statement schedules, but excluding exhibits to our Annual Report. Exhibits to our Annual Report are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit(s). All requests should be directed to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085, Attn: Corporate Secretary.

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented or otherwise allowed to be considered at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the meeting, regardless of the number of shares that you hold. You are, therefore, urged to submit your proxy or voting instructions at your earliest convenience.

BY ORDER OF THE BOARD OF DIRECTORS

Sunnyvale, California
April 18, 2025

Ooma, Inc.
525 Almanor Avenue,
Suite 200
Sunnyvale, CA 94085

VOTE BY INTERNET

Before the Meeting – Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on June 4, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the Meeting – Go to **www.virtualshareholdermeeting.com/ooma2025**
You may attend the Annual Meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on June 4, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V44323-P06616

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

OOMA, INC.

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

The Board of Directors recommends you vote FOR the following:	For All	Withhold All	For All Except	
1. To elect three Class I directors to hold office until the 2028 annual meeting of stockholders or until their respective successors are elected and qualified:	☐	☐	☐	

Nominees:

1) Peter J. Goettner

2) Eric B. Stang

3) Jenny C. Yeh

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2026.	☐	☐	☐
3. To approve a non-binding advisory vote on the compensation of our named executive officers as described in the Proxy Statement.	☐	☐	☐
4. To approve an amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan.	☐	☐	☐

5. To approve an amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan.

For **Against** **Abstain**

☐ ☐ ☐

NOTE: The proxies are authorized to vote in their discretion upon such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Our Board of Directors recommends that you vote FOR the election of the director nominees named in Proposal No. 1 of the Proxy Statement, FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm as described in Proposal No. 2 of the Proxy Statement, FOR the compensation of our named executive officers as described in Proposal No. 3 of the Proxy Statement, FOR the amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan as described in Proposal No. 4 of the Proxy Statement and FOR the amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan as described in Proposal No. 5 of the Proxy Statement.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement and Annual Report to Security Holders are available at www.proxyvote.com.

OOMA, INC.
Annual Meeting of Stockholders
June 5, 2025 9:30 A.M.
This proxy is solicited by the Board of Directors

The undersigned stockholder(s) hereby appoint(s) Shig Hamamatsu and Jenny C. Yeh, or either of them, as proxies, each having full power of substitution, to vote all of the shares of common stock of, Ooma, Inc., that the undersigned stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held on June 5, 2025, at 9:30 A.M. local time, ***via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2025***, and any adjournment or postponement thereof, on all matters set forth on the reverse side and in its/their discretion upon such other matters as may properly come before the Annual Meeting.

The undersigned hereby acknowledge(s) receipt of the Proxy Statement dated April 18, 2025, and a copy of Ooma, Inc.'s Annual Report on Form 10-K for the year ended January 31, 2025, as filed with the Securities and Exchange Commission on April 1, 2025. The undersigned hereby expressly revokes any and all proxies heretofore given or executed by the undersigned with respect to the shares of stock represented by this proxy and, by filing this proxy with the Secretary of Ooma, Inc., gives notice of such revocation.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Our Board of Directors recommends that you vote FOR the election of the director nominees named in Proposal No. 1 of the Proxy Statement, FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm as described in Proposal No. 2 of the Proxy Statement, FOR the compensation of our named executive officers as described in Proposal No. 3 of the Proxy Statement, FOR the amendment and restatement of the Ooma, Inc. 2015 Equity Incentive Plan as described in Proposal No. 4 of the Proxy Statement and FOR the amendment and restatement of the Ooma, Inc. 2015 Employee Stock Purchase Plan as described in Proposal No. 5 of the Proxy Statement. This proxy may be revoked at any time prior to the time it is voted.

Continued and to be signed on reverse side

OOMA, INC.

2015 EQUITY INCENTIVE PLAN

(Amended and Restated Effective [_____], 2025)[1]

1.   **Purposes of the Plan.** The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company's success and accomplish the Company's goals; (b) to incentivize Employees, Directors and Independent Contractors with long-term equity-based compensation to align their interests with the Company's stockholders; and (c) to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Stock Bonus Awards, and Other Stock-Based Awards.

2.   **Definitions.** As used herein, the following definitions will apply:

(a)   "*Administrator*" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)   "*Affiliate*" means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(c)   "*Applicable Laws*" means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d)   "*Award*" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, a Stock Bonus Award or an Other Stock-Based Award.

(e)   "*Award Agreement*" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f)   "*Board*" means the Board of Directors of the Company.

(g)   "*Cause*" means, with respect to the termination of a Participant's status as a Service Provider, except as otherwise defined in an Award Agreement: (i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate of the Company and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define "cause" (or words of like import) or where it only applies upon

---

[1] Subject to approval by stockholders at 2025 Annual Meeting of Stockholders.

the occurrence of a change in control and one has not yet taken place): (A) any material breach by Participant of any material written agreement between Participant and the Company; (B) any failure by Participant to comply with the Company's material written policies or rules as they may be in effect from time to time; (C) neglect or persistent unsatisfactory performance of Participant's duties; (D) Participant's repeated failure to follow reasonable and lawful instructions from the Board, the Chief Executive Officer, or Participant's direct supervisor(s); (E) Participant's indictment for, conviction of, or plea of guilty or nolo contendere to, any felony or a crime involving moral turpitude; (F) Participant's commission of or participation in an act of fraud, embezzlement, misappropriation, misconduct or breach of fiduciary duty against the Company or any of its Affiliates; (G) Participant's commission of or participation in an act that results in material damage to the Company's business, property or reputation; or (H) Participant's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines "cause" (or words of like import), "cause" as defined under such agreement; provided, however, that with regard to any agreement under which the definition of "cause" only applies on occurrence of a change in control, such definition of "cause" shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. For purposes of clarity, a termination without "Cause" does not include any termination that occurs solely as a result of the Participant's death or Disability. The determination as to whether a Participant's status as a Service Provider for purposes of the Plan has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability (or that of any Affiliate or any successor thereto, as appropriate) to terminate a Participant's employment or consulting relationship at any time, subject to Applicable Laws.

(h) "***Change in Control***" except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company's stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or reorganization;

(ii) The consummation of the sale, transfer or other disposition of all or substantially all of the Company's assets (other than (A) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (B) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company, or (C) to a continuing or surviving entity described in Section 2(h)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(h)(i));

(iii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv) The consummation of any transaction as a result of which any Person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities. For purposes of this Section 2(h), the term "Person" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(1)   a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate;

(2)   a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company;

(3)   the Company; and

(4)   a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(i)   "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j)   "*Committee*" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(k)   "*Common Stock*" means the common stock of the Company.

(l)   "*Company*" means Ooma, Inc., a Delaware corporation, or any successor thereto.

(m)   "*Determination Date*" means any time when the achievement of the Performance Goals associated with the applicable Performance Period remains substantially uncertain.

(n)   "*Director*" means a member of the Board.

(o)   "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code in the case of Incentive Stock Options, and for all other Awards, as determined pursuant to the terms of the long-term disability plan maintained by the Company or as defined by the Social Security Administration; provided however, that if the Participant resides outside of the United States, "*Disability*" shall have such meaning as is required by Applicable Laws.

(p)   "*Effective Date*" means [_____], 2025.

(q)   "*Employee*" means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(r)   "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(s)   "***Exchange Program***" means a program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or canceled in exchange for (i) Awards with a lower exercise price, (ii) a different type of Award or awards under a different equity incentive plan, (iii) cash, or (iv) a combination of (i), (ii) and/or (iii). Notwithstanding the preceding, the term Exchange Program does not include (x) any action described in Section 16 or any action taken in connection with a Change in Control transaction nor (y) any transfer or other disposition permitted under Section 15. For the purpose of clarity, each of the actions described in the prior sentence, none of which constitute an Exchange Program, may be undertaken (or authorized) by the Administrator in its sole discretion without approval by the Company's stockholders.

(t)   "***Fair Market Value***" means, as of any date, the value of a Share of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.

(u)   "***Fiscal Year***" means the fiscal year of the Company.

(v)   "***Incentive Stock Option***" means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w)   "***Independent Contractor***" means any person, including an advisor, consultant or agent, engaged by the Company or an Affiliate to render services to such entity or who renders, or has rendered, services to the Company, or any Affiliate and is compensated for such services.

(x)   "***Inside Director***" means a Director who is an Employee.

(y)   "***Insider***" means an Officer or Director or any other person whose transactions in Common Stock are subject to Section 16 of the Exchange Act.

(z)   "***Nonstatutory Stock Option***" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(aa)   "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb)   "***Option***" means a stock option granted pursuant to the Plan.

(cc)　　"*Outside Director*" means a Director who is not an Employee.

(dd)　　"*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(ee)　　"*Participant*" means the holder of an outstanding Award.

(ff)　　"*Performance Goal*" means a formula or standard determined by the Administrator with respect to each Performance Period based on one or more of the following criteria and any adjustment(s) thereto established by the Administrator: (1) sales or non-sales revenue; (2) return on revenue; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, cash equivalents, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; (27) enterprise resource planning; and (28) such other criteria as established by the Board or a Committee. Awards issued to Participants may take into account other criteria (including subjective criteria). Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against any Affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of the Company or individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

(gg)　　"*Performance Period*" means the time period during which the Performance Goals or other vesting provisions must be satisfied for Awards. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(hh)　　"*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock is subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture.

Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ii) "***Plan***" means this 2015 Equity Incentive Plan, as amended and restated.

(jj) "***Restricted Stock***" means Shares issued pursuant to a Restricted Stock Award under Section 7 of the Plan.

(kk) "***Restricted Stock Unit***" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(ll) "***Rule 16b-3***" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(mm) "***Section 16(b)***" means Section 16(b) of the Exchange Act.

(nn) "***Section 409A of the Code***" means Section 409A of the Code and any final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(oo) "***Service Provider***" means an Employee, Director or Independent Contractor.

(pp) "***Share***" means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(qq) "***Stock Appreciation Right***" means an Award, granted alone or in connection with an Option, that pursuant to Section 9, is designated as a Stock Appreciation Right.

(rr) "***Stock Bonus Award***" means an Award granted pursuant to Section 10 of the Plan.

(ss) "***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(tt) "***Tax-Related Items***" means any or all applicable national, local or other income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account, withholding, required deductions or payments or other tax-related items.

3. **<u>Stock Subject to the Plan.</u>**

(a) <u>Stock Subject to the Plan</u>. Subject to the provisions of Sections 3(b) and 16, the maximum aggregate number of Shares that may be issued under the Plan is 14,497,396 Shares;[2] provided,

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[2] Consists of 4,468,477 Shares as of the inception of the Plan, as adjusted to reflect (i) the authorization of 854,483, 902,436, 956,000, 1,015,000, 1,085,000, 1,143,000, 1,196,000, 1,249,000 and 1,298,000 additional Shares as of February 1, 2016, February 1, 2017, February 1, 2018, February 1, 2019, February 1, 2020, February 1, 2021, February 1, 2022, February 1, 2023 and February 1, 2024, respectively, pursuant to Section

however, that no more than 2,649,818 Shares will be available for grant and issuance as of the date of the 2025 Annual Meeting of Stockholders, subject to Section 3(b) and 16 as of and following such date. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to the provisions of Section 16 below, in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in this Section 3(a) plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any Shares that again become available for issuance pursuant to Sections 3(b) and 3(c).

(b)   Lapsed Awards. Except as otherwise may be provided for herein, Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or Stock Appreciation Right granted under this Plan but which cease to be subject to the Option or Stock Appreciation Right for any reason other than exercise of the Option or Stock Appreciation Right; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; or (iii) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. The full number of Shares subject to a Stock Appreciation Right granted under the Plan that are to be settled by the issuance of Shares shall be counted against the number of Shares available for award under the Plan, regardless of the number of Shares actually issued upon settlement of such Stock Appreciation Right. Shares used to pay the exercise price of an Award, to satisfy the tax withholding obligations related to an Award and Shares repurchased on the open market with the proceeds of an Option exercise will not become available for future grant or sale under the Plan. The Shares available for issuance under the Plan may be authorized and issued Shares or treasury Shares. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 3(c) shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 3(c) below.

(c)   Assumption or Substitution of Awards by the Company. The Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition, merger or consolidation of such other company or otherwise, by either: (i) assuming such award under this Plan or (ii) granting an Award under this Plan in substitution of such other company's award. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately. In the event the Administrator elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under this Plan shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any Fiscal Year.

4.   **Administration of the Plan.**

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

3(b) of the Plan prior to its amendment in June 2025; and (ii) the authorization of 330,000 additional Shares for issuance under the Plan approved by the Company's stockholders in June 2025.

(ii)   Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)   Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

(i)   to determine the Fair Market Value in accordance with Section 2(t);

(ii)   to select the Service Providers to whom Awards may be granted hereunder;

(iii)   to determine the number of Shares to be covered by each Award granted hereunder;

(iv)   to approve forms of Award Agreements for use under the Plan;

(v)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder; such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on Performance Goals), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)   to adjust, reduce or waive any Performance Goal;

(vii)   to institute and determine the terms and conditions of an Exchange Program; provided however, that the Administrator shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company's stockholders;

(viii)   to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix)   correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(x)   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying non-U.S. Applicable Laws, for qualifying for favorable tax treatment under non-U.S. Applicable Laws or facilitating compliance with non-U.S. Applicable Laws (sub-plans may be created for any of these purposes);

(xi)   to modify or amend each Award (subject to Section 23 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards, to accelerate vesting and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);

(xii)   to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 17 of the Plan;

(xiii)   to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv)   to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xv)   to make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

(d)   Delegation. To the extent permitted by Applicable Laws, the Board or Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or Officers; provided, however, that the Board or Committee may not delegate its authority and powers (a) with respect to an Officer or (b) in any way which would jeopardize the Plan's qualification under Rule 16b-3.

(e)   Administration of Awards Subject to Performance Goals. The Administrator will, in its sole discretion, determine the Performance Goals, if any, applicable to any Award (including any adjustment(s) thereto that will be applied in determining the achievement of such Performance Goals) on or prior to the Determination Date. The Performance Goals may differ from Participant to Participant and from Award to Award. The Administrator shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned.

(f)   Section 16 of the Exchange Act. Awards granted to Participants who are Insiders must be approved by two or more "non-employee directors" of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act).

5.   **Award Eligibility.** Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Bonus Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   **Stock Options.**

(a)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted. With respect to the Administrator's authority in Section 4(b)(xi), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Administrator, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the grant date. Unless otherwise determined by the Administrator, any extension of the term of an Option pursuant to this Section 6(a) shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder.

(b)   Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Affiliate, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may vest and/or be exercised and will determine any conditions that must be satisfied before the Option may vest and/or be exercised. An Option will vest and/or become exercisable at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant's Award Agreement. If an Option vests and/or becomes exercisable based upon the satisfaction of Performance Goals, then the Administrator will: (A) determine the nature, length and starting date of any Performance Period; (B) select the Performance Goals to be used to measure the performance; and (C) determine what additional conditions, if any, should apply.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (A) cash; (B) check; (C) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (D) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (E) by net exercise; (F) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (G) any combination of the foregoing methods of payment.

(d)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with full payment of any applicable taxes or other amounts required to be withheld or deducted with respect to the Option). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's termination as the result of the Participant's death, Disability or Cause, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)   Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)   Termination for Cause. If a Participant ceases to be a Service Provider as a result of being terminated for Cause, any outstanding Option (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon the Participant being first notified of his or her termination for Cause and the Participant will be prohibited from exercising his or her Option from and after the date of such notification. All of the Participant's rights under any Option, including the right to exercise the Option, may be suspended pending an investigation of whether Participant will be terminated for Cause.

7.   **Restricted Stock.**

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. These restrictions may lapse upon the completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant's Award Agreement. If the unvested Shares of Restricted Stock are being earned upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period for each unvested Share; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional vesting conditions, if any, should apply.

(c)   Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d)   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)   Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)   Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be cancelled and returned as unissued Shares to the Company and again will become available for grant under the Plan.

8.   **Restricted Stock Units.**

(a)   Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Stock Units.

(b)   Vesting Criteria and Other Terms. The Administrator will set the vesting criteria and other terms of the Restricted Stock Units in its discretion, which, depending on the extent to which the vesting criteria and other terms are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. A Restricted Stock Unit Award will vest at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant's Award Agreement. If Restricted Stock Units vest based upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(c)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria and other conditions, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria or other conditions that must be met to receive a payout.

(d)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(e)   Cancellation. On the date set forth in the Award Agreement, all Shares underlying any unvested, or unearned Restricted Stock Units will be forfeited to the Company for future issuance.

9.   **Stock Appreciation Rights.**

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of vesting and/or exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. A Stock Appreciation Right will vest and/or become exercisable at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant's Award Agreement. If a Stock Appreciation Right vests and/or becomes exercisable based upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10.   **Stock Bonus Awards.**

(a)   Awards of Stock Bonuses. A Stock Bonus Award is an award of Shares to an eligible person without a purchase price that is not subject to any restrictions. All Stock Bonus Awards may but are not required to be made pursuant to an Award Agreement.

(b)   Terms of Stock Bonus Awards. The Administrator will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award.

(c)   Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares subject to the Stock Bonus Award on the date of payment, as determined at the sole discretion of the Administrator.

11.   **Other Stock-Based Awards.**

(a)   Grant. Other Stock-Based Awards are awards (other than those described in Sections 6-10 of the Plan) that are based on or measured by Common Stock and may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant an Other Stock-Based Award, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant.

(b)   <u>Vesting Criteria and Other Terms</u>. The Administrator will set the vesting criteria and other terms of the Other Stock-Based Award at its discretion. An Other Stock-Based Award will vest at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate and/or be based upon the achievement of Performance Goals during a Performance Period as set out in advance in the Participant's Award Agreement. If an Other Stock-Based Award vests based upon the satisfaction of Performance Goals, then the Administrator will: (i) determine the nature, length and starting date of any Performance Period; (ii) select the Performance Goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(c)   <u>Form of Payment to Participant</u>. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares subject to the Other Stock-Based Award on the date of payment, as determined in the sole discretion of the Administrator.

12.   **Dividends, Dividend Equivalents and Other Distributions**. Dividends or other distributions may be paid or credited, as applicable, with respect to any Shares subject to an Award, as determined by the Administrator and contained in the applicable Award Agreement, which may take the form of dividend equivalents or otherwise; provided, however, that (i) dividends or other distributions (including dividend equivalents) may be paid or distributed with respect to any such Shares only if, when and to the extent such Shares have vested under the terms of such Award Agreement, and (ii) any dividends or other distributions (including dividend equivalents) that are credited with respect to any such Shares will be subject to all of the terms and conditions applicable to such Shares under the terms of such Award Agreement. Dividend equivalents or otherwise may not be credited with respect to Options and Stock Appreciation Rights unless such dividend equivalents comply with Applicable Laws, including but not limited to Section 409A of the Code.

13.   **Leaves of Absence/Transfer Between Locations**. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Participant's employer or (ii) transfers between locations of the Company or between the Company or any Affiliate. If an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee's service as an Employee shall be deemed terminated on the first (1st) day following such three (3) month period and the Incentive Stock Option shall thereafter automatically treated for tax purposes as a Nonstatutory Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

14.   **Change in Time Commitment**. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Award, the Administrator, in its sole discretion, may, subject to Applicable Laws, (a) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Award that is scheduled to vest, become exercisable and/or become payable after the date of such change in time commitment, and (b) in lieu of or in combination with such a reduction, extend the vesting, exercise or payout schedule applicable to such Award (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

15.   **Transferability of Awards; Prohibition on Loans**. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any

manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate. In no event may any Award be transferred for consideration to a third-party financial institution. No Participant will be permitted to execute a promissory note as partial or full consideration for the purchase of Shares.

16. **Adjustments; Dissolution or Liquidation; Merger or Change in Control**.

(a) Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Award. Notwithstanding the foregoing, all adjustments under this Section 16 shall be made in a manner that does not result in taxation under Section 409A of the Code.

(b) Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Corporate Transaction. In the event of (i) a transfer of all or substantially all of the Company's assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the Company's then outstanding capital stock (a "***Corporate Transaction***"), each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such Awards; (D) the cancellation of such Awards in exchange for a payment to the Participants equal to the excess of (1) the Fair Market Value of the Shares subject to such Awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the Shares subject to the Awards; provided further, that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder; (E) the cancellation of any outstanding Awards for no consideration; or (F) the opportunity for Participants to exercise the Options prior to the occurrence of the Corporate Transaction and the termination (for no consideration) upon the consummation of such Corporate Transaction of any Options not exercised prior thereto.

(d) Change in Control. Unless otherwise set forth in an Award Agreement, in any other written agreement between the Company or any Affiliate and the Participant, or in any director compensation policy of the Company, in the event of a Change in Control:

(i)   Any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Change in Control, then notwithstanding any other provision in this Plan to the contrary, such Awards will expire on such transaction at such time and on such conditions as the Administrator will determine; the Administrator may, in its sole discretion, accelerate the vesting of such Awards in connection with a Change in Control, with any performance-based Award vesting at target level (or at such other level(s) provided in an Award Agreement). In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Change in Control, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Change in Control.

(ii)   Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 16(d) shall be applicable only to the extent specifically provided in the Award Agreement and as permitted pursuant to Section 17(c).

17.   **Tax.**

(a)   <u>Withholding Requirements</u>. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant's employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or an Affiliate), an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or are otherwise applicable with respect to such Award.

(b)   <u>Withholding Arrangements</u>. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares, or (iii) delivering to the Company already-owned Shares; provided that, unless specifically permitted by the Company, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or Shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or Shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. Except as otherwise determined by the Administrator, the Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with Applicable Laws.

(c)   <u>Compliance With Section 409A of the Code</u>. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of applicable of Section 409A of the Code.

18. **No Effect on Employment or Service.** Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company or any Affiliate, nor will they interfere in any way with the Participant's right or the Company's or any Affiliate's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

19. **Date of Grant.** The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

20. **Clawback.** The Administrator may specify in an Award Agreement that the Participant's rights, payments, and/or benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an Award.

21. **Compliance with Applicable Law and Company Policies; Compensation Recovery**. For the avoidance of doubt, each Participant must comply with Applicable Law, the Company's *Code of Ethics and Business Conduct*, and the Company's corporate policies, as applicable, including without limitation the Company's *Compensation Recovery Policy*. Notwithstanding anything to the contrary herein, (i) compliance with Applicable Law, the Company's *Code of Ethics and Business Conduct*, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any Award under this Plan, and (ii) any Awards under this Plan which are subject to the Company's *Compensation Recovery Policy* will not be earned or vested, even if already granted, paid or settled, until the Company's *Compensation Recovery Policy* ceases to apply to such Awards and any other vesting conditions applicable to such Awards are satisfied. Each Award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards. Whether any such policy will apply to a particular Award may depend, among other things, on when the Award was granted, whom the Award was granted to, and the type of Award.

22. **Term of Plan.** Subject to Section 28 of the Plan, the Plan will become effective as of the Effective Date. The Plan will continue in effect for a term of ten (10) years measured from the earlier of the date the Board approves this Plan or the approval of this Plan by the Company's stockholders, unless terminated earlier under Section 23 of the Plan.

23. **Amendment and Termination of the Plan.**

(a)   Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

24. **Conditions Upon Issuance of Shares.**

(a) Legal Compliance. Shares will not be issued pursuant to the vesting, exercise or payment of an Award unless the vesting, exercise or payment (as applicable) of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the vesting, exercise or payment of an Award, the Company may require the Participant (or recipient) to represent and warrant at the time of any such vesting, exercise or payment that the Shares are being purchased or issued only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

25. **Inability to Obtain Authority.** The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

26. **Stockholder Approval.** The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

27. **Governing Law.** The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

OOMA, INC.

2015 EMPLOYEE STOCK PURCHASE PLAN

(Amended and Restated Effective [_____], 2025)[1]

1.   **Purpose**. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated payroll deductions (or through other means as set forth below). The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code. Notwithstanding the foregoing, the Company may make offerings under the Plan that are not intended to qualify under Section 423 of the Code to the extent deemed advisable for Designated Subsidiaries outside the United States ("***Non-423 Component***"). Furthermore, the Company may make separate offerings under the Plan, each of which may have different terms, but each separate offering will be intended to comply with the requirements of Section 423 of the Code, except to the extent such offering is made under the Non-423 Component.

2.   **Definitions**.

(a)   "***Administrator***" means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 15.

(b)   "***Applicable Laws***" means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where offerings are, or will be, made under the Plan or Eligible Employees or Participants reside or provide services to the Company or any Designated Subsidiary, as such laws, rules, and regulations shall be in effect from time to time.

(c)   "***Board***" means the Board of Directors of the Company.

(d)   "***Change in Control***" means the occurrence of any of the following:

(i)   The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company's stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or reorganization;

(ii)   The consummation of the sale, transfer or other disposition of all or substantially all of the Company's assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company or (z) to a continuing or surviving entity described in Section 2(d)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(d)(i));

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[1] Subject to approval by stockholders at 2025 Annual Meeting of Stockholders.

(iii)   A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv)   The consummation of any transaction as a result of which any Person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities. For purposes of this Section 2(d), the term "Person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(1)   a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an affiliate of the Company;

(2)   a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company;

(3)   the Company; and

(4)   a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(e)   "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f)   "*Committee*" means a committee of the Board appointed in accordance with Section 15 hereof.

(g)   "*Common Stock*" means the common stock of the Company.

(h)   "*Company*" means Ooma, Inc., a Delaware corporation, or any successor thereto.

(i)   "*Compensation*" means an Eligible Employee's regular and recurring straight-time gross earnings, bonuses, commissions, payments for overtime, double time and shift premium, but exclusive of payments for profit sharing contributions, employee benefits paid for by the Company or any Designated

Subsidiary, imputed income (whether or not arising under any Company or Designated Subsidiary group insurance or benefit program), traveling expenses, business expense reimbursements, moving expense reimbursements, housing and living allowances, income received, reported or otherwise recognized in connection with equity awards, contributions made by the Company or a Designated Subsidiary under any employee benefit plan, and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period prior to the commencement of such Offering Period. In addition, the Administrator has the authority to make decisions about how Compensation should be interpreted for Eligible Employees outside the United States to the extent there are items of compensation or remuneration not specifically addressed above.

(j)   "***Designated Subsidiary***" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. Unless the Administrator expressly states otherwise, each Designated Subsidiary will be designated to be participating in the portion of the Plan that qualifies under Section 423 of the Code.

(k)   "***Director***" means a member of the Board.

(l)   "***Eligible Employee***" means any individual who is a common law employee of an Employer and is customarily employed for more than twenty (20) hours per week and more than five (5) months in any calendar year by the Employer. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence that the Employer approves. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Offering Date determine (to the extent compliant with the Section 423 of the Code rules regarding equal rights and privileges) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is an executive, officer or other manager, or (v) is a highly compensated employee under Section 414(q) of the Code. With respect to offerings made under the Non-423 Component of the Plan, the Administrator may expand eligibility or may limit eligibility further.

(m)   "***Employer***" means any one or all of the Company and its Designated Subsidiaries. With respect to a particular Eligible Employee, Employer means the Company or Designated Subsidiary, as the case may be, that directly employs the Eligible Employee.

(n)   "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o)   "***Exercise Date***" means the first Trading Day on or following March 15th and September 15th of each year.

(p)   "***Fair Market Value***" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

(q)   "*Fiscal Year*" means the fiscal year of the Company.

(r)   "*New Exercise Date*" means a new Exercise Date set by shortening any Offering Period then in progress.

(s)   "*Offering Date*" means the first Trading Day of each Offering Period.

(t)   "*Offering Periods*" means the periods of approximately six (6) months during which an option granted pursuant to the Plan may be exercised, (i) commencing on the first Trading Day on or after March 15 of each year and terminating on the first Trading Day on or following September 15, approximately six (6) months later, and (ii) commencing on the first Trading Day on or after September 15 of each year and terminating on the first Trading Day on or following March 15, approximately six (6) months later. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 21; provided that, no Offering Period shall be more than twenty-seven (27) months.

(u)   "*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(v)   "*Participant*" means an Eligible Employee who participates in the Plan.

(w)   "*Plan*" means this Ooma, Inc. 2015 Employee Stock Purchase Plan, as amended and restated.

(x)   "*Purchase Periods*" means a period of time specified within an Offering Period, generally beginning on the Offering Date or on the first Trading Day following an Exercise Date, and ending on one or more dates during an Offering Period selected by the Administrator on which an option granted pursuant to the Plan will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering Period. An Offering Period may consist of one or more Purchase Periods. The duration and timing of Purchase Periods may be changed pursuant to Sections 4 and 21.

(y)   "*Purchase Price*" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date or on the Exercise Date, whichever is lower; provided however, that the Administrator, in its discretion, may establish a different Purchase Price for any Offering Period pursuant to Section 21, subject to compliance with

Section 423 of the Code to the extent applicable, so long as such Purchase Price is not less than eighty-five percent (85%) of the lesser of the Fair Market Value of a share of Common Stock on the Offering Date or the Fair Market Value of a Share on the Exercise Date.

(z)   "***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(aa)   "***Tax-Related Items***" means income tax, social insurance, national insurance, social security, payroll tax, fringe benefits tax, payment on account or other tax-related items.

(bb)   "***Trading Day***" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

3.   **Eligibility**.

(a)   Any Eligible Employee on a given Offering Date will be eligible to participate in the Plan, subject to the requirements of Section 5.

(b)   Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4.   **Offering Periods**.   The Plan will be implemented by overlapping or consecutive Offering Periods (consisting of one or more Purchase Periods), as the case may be, with a new Offering Period commencing on the Offering Date of each Offering Period, or on such other date as the Administrator will determine. Pursuant to Section 21, the Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided that, no Offering Period shall be more than twenty-seven (27) months.

5.   **Participation**. An Eligible Employee may participate in the Plan pursuant to Section 3(a) by (i) submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Offering Date, a properly completed subscription agreement authorizing payroll deductions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Administrator.

6.   **Payroll Deductions**.

(a)   At the time a Participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each payday during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation which he or she receives on each payday during the Offering Period; provided, however, that should a payday occur on an Exercise Date, a Participant will have the payroll deductions made on such day applied to his or her account under the subsequent Purchase Period or Offering Period. A Participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 11 hereof.

(b)   Payroll deductions for a Participant will commence on the first payday following the Offering Date and will end on the last payday prior to the Exercise Date of such Offering Period to which such authorization is applicable unless sooner terminated by the Participant as provided in Section 11 hereof.

(c)   All payroll deductions made for a Participant will be credited to his or her account under the Plan (which will be recorded by the Company or Designated Subsidiary on its books, but not be an externally held account unless required under Applicable Law) and will be withheld in whole percentages only. A Participant may not make any additional payments into such account, subject to the exception set forth below in Section 6(f) below.

(d)   A Participant may discontinue his or her participation in the Plan as provided in Section 11. If permitted by the Administrator, as determined in its sole discretion, for an Offering Period, a Participant may increase or decrease the rate of his or her payroll deductions during the Offering Period by (i) properly completing and submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Exercise Date, a new subscription agreement authorizing the change in payroll deduction rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a Participant has not followed such procedures to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 11). The Administrator may, in its sole discretion, limit the nature and/or number of payroll deduction rate changes that may be made by Participants during any Purchase Period or Offering Period. Any change in payroll deduction rate made pursuant to this Section 6(d) will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in payroll deduction rate more quickly).

(e)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b), a Participant's payroll deductions may be decreased to zero percent (0%) at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code and Section 3(b) hereof, payroll deductions will recommence at the rate originally elected by the Participant, effective as of the beginning of the first Purchase Period, which is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 11.

(f)   If there are countries outside the United States in which payroll deductions for Plan participation are not permitted under Applicable Law, the Administrator may allow Eligible Employees to participate by remitting payment to the Company or Designated Subsidiary by check, wire transfer or other feasible means, and shall determine procedures for facilitating participation in the Plan.

7.   **Tax Withholding**. At the time the option, or shares issued or to be issued pursuant thereto, is subject to any applicable Tax-Related Items (e.g., at the time the option is granted, exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of), the Participant must make adequate provision for such Tax-Related Items. At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding or other obligations for any Tax-Related Items, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. Alternatively, the

Company may refuse to release Shares purchased until the Eligible Employee satisfies any such tax withholding or other obligations.

8. **Grant of Option**. On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during an Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than six thousand two hundred and fifty (6,250) shares of the Common Stock (subject to any adjustment pursuant to Section 20), and provided further that such purchase will be subject to the limitations set forth in Sections 3(b) and 14. The Eligible Employee may accept the grant of such option under the Plan, by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion (but in accordance with Section 423 of the Code, as applicable), the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 9, unless the Participant has withdrawn pursuant to Section 11. The option will expire on the last day of the Offering Period.

9. **Exercise of Option**.

(a) Unless a Participant withdraws from the Plan as provided in Section 11, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account (or contributions made pursuant to Section 6(f)). No fractional shares of Common Stock will be purchased; any funds in a Participant's account which are not sufficient to purchase a full share will be retained in the Participant's account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in Section 11. Any other funds left over in a Participant's account after the Exercise Date will be returned to the Participant. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Offering Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Offering Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 21. The Company may make a pro rata allocation of the shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Offering Date.

10. **Delivery**. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to

permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 10.

11. **Withdrawal**.

(a) A Participant may withdraw all but not less than all the payroll deductions (or contributions made pursuant to Section 6(f)) credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure prescribed by the Administrator. All of the funds credited to the Participant's account will be paid to such Participant promptly after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further payroll deductions or other contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions and other contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods, which commence after the termination of the Offering Period from which the Participant withdraws.

12. **Termination of Employment**. Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions (or contributions made pursuant to Section 6(f)) credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 16, and such Participant's option will be automatically terminated. Subject to Section 2(l), whether a termination of employment has occurred and the date of such termination shall be determined by the Administrator, in its sole discretion, regardless of any notice period or garden leave required under local law. The Administrator may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among the Company and Designated Subsidiaries, and the Administrator may establish termination of employment procedures for this Plan, which are independent of similar rules established under other benefit plans of the Company and its Subsidiaries. However, for purposes of this section and subject to applicable law, a Participant's participation in the Plan shall not terminate for purposes of the Plan while the Participant is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed three (3) months, or if longer, so long as the Participant's right to reemployment upon the expiration of such leave is guaranteed by contract or statute.

13. **Interest**. No interest will accrue on a Participant's payroll deductions (or contributions made pursuant to Section 6(f)) in the Plan unless legally required in any non-U.S. country in which the Plan is offered and such term does not violate the requirements of Section 423 of the Code, as applicable.

14. **Stock**.

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 20 hereof, the maximum number of shares of Common Stock which will be made available for sale under the Plan will be 4,672,911[2] shares. All of these Shares may be issued under the offerings made under the Plan that comply with the requirements of Section 423 of the Code or offerings made under the non-423 Component.

(b)	Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c)	Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.

15.	**Administration**. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, and without stockholder approval, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of payroll deductions, making of contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates which vary with local requirements.

16.	**Designation of Beneficiary**.

(a)	The Administrator may allow a Participant to file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, the Administrator may allow a Participant to file a designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective in the United States or to the extent required by Applicable Law.

(b)	If made, such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives

---

[2] Consists of 443,215 shares as of the inception of the Plan, as adjusted to reflect (i) the authorization of 3,434,552 additional shares as of February 1, 2016, February 1, 2017, February 1, 2018, February 1, 2019, February 1, 2020, February 1, 2021, February 1, 2022, February 1, 2023 and February 1, 2024 pursuant to Section 14(a) of the Plan prior to its amendment in June 2025; and (ii) the authorization of 795,144 additional shares for issuance under the Plan approved by the Company's stockholders in June 2025.

of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c)   All beneficiary designations will be in such form and manner as the Administrator may designate from time to time.

17.   **Transferability**. Neither contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 16 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 11 hereof.

18.   **Use of Funds**. The Company may use all contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such contributions, unless and to the extent legally required in any non-U.S. country in which the Plan is offered. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

19.   **Reports**. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

20.   **Adjustments, Dissolution, Liquidation, Merger or Change in Control**.

(a)   Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 8 and 14. Notwithstanding the foregoing, all adjustments under this Section 20 shall be made in a manner that does not result in taxation under Code Section 409A, to the extent applicable.

(b)   Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing, prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 11 hereof.

(c)   Merger or Change in Control. In the event of a merger or Change in Control (other than a winding up, dissolution or liquidation), each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date and will end on the New Exercise

Date. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each Participant in writing prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 11 hereof.

21. **Amendment or Termination**.

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 20). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts which have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable.

(b) Without stockholder consent and without limiting Section 21(a), the Administrator will be entitled to change the Exercise Dates, change the Purchase Price for any Offering Period, amend the Offering Periods or Purchase Periods and determine the terms of new Offering Periods (including, but not limited to (i) the length of such Offering Periods, provided that no such Offering Period shall be more than twenty-seven (27) months, (ii) whether such Offering Periods will include one or more embedded Offering Periods and/or (iii) whether such Offering Periods will have an automatic restart or reset provision), provide for overlapping Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan and Section 423 of the Code, to the extent applicable.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Financial Accounting Standards Board Accounting Standards Codification Topic 718, including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period or Purchase Period by setting a New Exercise Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as payroll deductions; and

(v)   reducing the maximum number of Shares a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

22.   **Notices**. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

23.   **Conditions Upon Issuance of Shares**. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, U.S. or non-U.S., including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

24.   **Term of Plan**. The Plan will become effective upon the earlier of its adoption by the Board or its approval by the stockholders of the Company. It will continue in effect until terminated pursuant to Section 21.

25.   **Stockholder Approval**. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

26.   **Governing Law**. The Plan and all options hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37493

Ooma, Inc.

(Exact name of registrant as specified in charter)

Delaware	**06-1713274**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

525 Almanor Avenue, Suite 200, Sunnyvale, California 94085

(Address of principal executive offices and zip code)

Registrant's telephone number **(650) 566-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.0001	OOMA	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of July 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $256 million, based upon the closing price reported for such date on the New York Stock Exchange.

27.6 million shares of common stock were issued and outstanding as of March 31, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

Ooma, Inc.
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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended January 31, 2025 ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" and variations of such words and similar expressions are intended to identify such forward-looking statements, which may include, but are not limited to, statements concerning the following:

- our future financial performance, including trends in revenue, cost of revenue, operating expenses and income taxes;
- our estimates of the size of our market opportunity and forecasts of market growth;
- our ability to attract and retain customers, including our ability to maintain adequate customer care and manage increases in our churn rate;
- our ability to develop, launch or acquire new products and services, improve our existing products and services, manage our supply chain, and increase the value of our products and services;
- our ability to successfully maintain our relationships with our key retailers and resellers;
- server or system failures that could affect the quality or disrupt the services we provide and our ability to maintain data security;
- changes to our business resulting from increased competition or changes in market trends;
- our ability to increase our revenue and our revenue growth rate, anticipate demand for our products, and effectively manage our future growth;
- our ability to successfully enter new markets, manage our international expansion, and identify, evaluate and consummate acquisitions;
- our ability to improve local number portability provisioning and obtain direct inward dialing numbers;
- the sufficiency of our cash and cash equivalents to meet our working capital and capital expenditure requirements;
- our ability to borrow funds and access capital markets, as well as our ability to comply with the terms of our indebtedness and the possibility that we may incur indebtedness in the future;
- the effects of industry trends on our results of operations;
- our ability to maintain, protect and enhance our brand and intellectual property;
- government regulation, including compliance with regulatory requirements and changes in market rules, rates and tariffs;
- our ability to comply with applicable FCC regulations, including those regarding E-911 services;
- increasing regulation of our services and the imposition of federal, state and municipal sales and use taxes, fees or surcharges on our services;
- the differences between our services, including emergency calling, compared to traditional phone services;
- the future trading prices of our common stock; and
- other risk factors included under the section titled "Risk Factors"

You should not rely upon forward-looking statements as predictions of future events. Such statements are based on management's expectations as of the date of this filing and involve many risks and uncertainties that could cause our actual results, events or circumstances to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include those described throughout this report and particularly in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider all of the information in this Form 10-K and in other documents we file from time to time with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this filing or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

When we use the terms "Ooma," the "Company," "we," "us" or "our" in this report, we are referring to Ooma, Inc. and its consolidated subsidiaries unless the context requires otherwise. Ooma, Ooma Telo, AirDial, Broadsmart, OnSIP, Talkatone, 2600Hz, and the Ooma logo referred to or displayed herein are trademarks of Ooma, Inc. and its consolidated subsidiaries. All other company and product names referred to herein may be trademarks of the respective companies with which they are associated.

Item 1. Business

Overview

Ooma provides leading communications services and related technologies that bring unique features, ease of use, and affordability to business and residential customers through our smart software-as-a-service ("SaaS") and unified communications platforms. For businesses of all sizes, we deliver advanced voice and collaboration features including messaging, intelligent virtual attendants and video conferencing to help them run more efficiently. Ooma's all-in-one replacement solution for analog phone lines helps businesses maintain mission-critical systems by moving connectivity to the cloud. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality and integration with mobile devices.

We drive the adoption of our platforms by providing communications solutions to the large and growing markets for business, residential and mobile users, and then facilitate growth by offering new and innovative connected services to our user base. Our customers typically adopt our platforms by making a purchase or rental of our on-premise devices, connecting to the internet and activating services, for which they primarily pay on a monthly basis. We believe we have achieved high levels of customer satisfaction, retention and loyalty. Our business and residential phone service solutions are each top-ranked by our customers according to surveys by PC Mag and Consumer Reports.

Our services rely upon the following main elements: our multi-tenant cloud service, on-premise devices, desktop and mobile applications, and calling platforms. Ooma's cloud provides a high-quality, secure, managed and reliable connection integrating every element of our platforms. Our platforms power all aspects of our business, providing a high-volume, low-cost infrastructure for our communications solutions, and enabling a number of other current and future applications and services for productivity, automation, monitoring, safety, security and networking infrastructure.

We generate revenues primarily from the sale of subscriptions and other services for our business and residential communications solutions. We generate our product and other revenue from the sale of our on-premise devices and end-point devices. We primarily offer our solutions in the United States and Canada, with limited offerings in certain other countries. We believe that our differentiated solutions and our long-term customer relationships uniquely position us to add new connected services and exploit adjacent markets. We believe that our platforms are particularly well-suited to enable the delivery of connected services because they are always on, monitored and interactive.

We have experienced strong revenue growth in recent periods. Our total revenue was $256.9 million, $236.7 million, and $216.2 million in fiscal 2025, 2024, and 2023, respectively. As of January 31, 2025, our core users totaled 1,234,000 for Ooma Business and Ooma Residential. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

We were incorporated in 2003 as a Delaware corporation and our stock is listed on the New York Stock Exchange under the symbol "OOMA." Our corporate headquarters are located in Sunnyvale, California. Our primary website address is www.ooma.com.

Our Solutions

Ooma Business

Our mission is providing business communications services that are simple, easy to use, and deliver excellent value to small, medium-sized, and large companies. We offer a range of solutions to fit each business' needs, along with personalized support to resolve any issues in deploying and maintaining Ooma services. We refer to Ooma Office, Ooma Enterprise, Ooma AirDial, 2600Hz, and OnSIP collectively as Ooma Business.

Ooma Office

Ooma Office is a cloud-based multi-user communications system for small and medium-sized businesses designed to manage communications in and out of the office with a suite of business features at affordable prices. Ooma Office is simple and intuitive to setup and use, mobile-friendly, scalable, and provides a variety of configurations to meet our customers' specific needs. Customers have their choice of equipment for voice service, including IP phones, smartphones, PCs and traditional analog phones.

Ooma Office has three service plans, which are generally sold as monthly subscriptions:

Ooma Office Essentials provides a curated set of essential business phone features that enables teams to connect seamlessly with customers and co-workers, including: virtual receptionist, extension dialing, multi-device ring options, ring groups, call park, audio conferencing, digital fax, music-on-hold, intercom/paging, and voicemail-to-email audio files. The Office Mobile App allows virtual deployment without hardware, so users can make, receive and transfer phone calls, listen to voicemails, text, and manage their Ooma account on-the-go from any iOS or Android device.

Ooma Office Pro offers everything in Ooma Office Essentials while adding a set of more robust features including: HD video conferencing (Ooma Meetings), call recording, call analytics, caller info match, enhanced robocall blocking, voicemail transcription, and integrations with Google Workspace and Microsoft 365 applications. Additionally, the Office Pro Desktop App conveniently enables Pro users to have their complete business communications system on their PCs and Macs to make and receive calls, host and join video meetings, use SMS and MMS messaging, access company directories, access in-depth caller profiles for both inbound and outbound calls, and other capabilities. The Desktop App works anywhere the computer has an internet connection, keeping employees and teams connected while working from home, on the road, or in the office.

Ooma Office Pro Plus is our top-tier service plan that offers everything in Ooma Office Pro while adding powerful employee and customer tools, including: advanced call management, call queuing for satisfying basic call center needs, hot-desking to facilitate hybrid work environments and shared workspaces, online bookings to schedule appointments and meetings, expanded videoconferencing options for Ooma Meetings, and integrations with general CRM systems such as Salesforce and Microsoft Dynamics 365, and industry specific CRM systems such as Clio and AgencyZoom, and many others.

Ooma Connect delivers fixed wireless internet connectivity to replace or back-up slow and costly DSL, satellite, and cable services. This solution consists of the Ooma Connect Base Station, which provides wireless internet through a nationwide advanced cellular network. Our Continuous Voice technology for internet back-up improves call quality by sending redundant voice streams across both the primary and wireless Internet link.

Ooma Enterprise

Ooma Enterprise is a highly customizable, flexible, and scalable unified-communications-as-a-service ("UCaaS") solution that complements Ooma Office and allows us to meet the needs of organizations of all sizes. Telecommunications and networking services available through Ooma Enterprise include mobile and softphone telephony, presence and instant messaging, multiparty audio, video and web conferencing, and call center capabilities with full Application Programming Interface ("API") support.

Our enterprise UCaaS platform enables easy drag-and-drop call flow management, using modular applications that can be selectively enabled to suit customer needs. Some of these applications include WebRTC, Call Center, Mobile and Desktop applications, Team Chat, and a distinctive reporting portal for end users and administrators. For our call center customers, we offer agents and call center managers the ability to visualize their performance through their day or over time with custom reporting solutions. Additionally, Ooma Direct Routing for Microsoft Teams allows every device enabled with the Teams app – desktops, laptops, smart phones and tablets – to become a fully functional business phone that connects Teams users to external phone lines.

Our platform is built on an open API architecture that enables agility, customizations, and integrations into back-end solutions such as CRM, predictive analytics, accounting and customer renewal systems, either internally or via third party developers. Our global cloud-based network provides business-class security, redundancy, and failover, as well as uniquely routes calls through the shortest path to provide the highest voice quality. This gives Ooma Enterprise customers the ability to streamline business processes and ensure their customers are serviced faster, boosting satisfaction, repeat orders, referrals, and revenues in addition to enabling their users to improve productivity.

Ooma AirDial

Ooma AirDial is a complete integrated solution for businesses to address the decommissioning of legacy copper-wire analog phone service, also known as plain old telephone service ("POTS"). This "copper sunset" has created a significant challenge for maintaining safety communications devices and business-critical systems that today require a POTS line – ranging from fire alarm panels to elevator phones, fax machines, public safety phones, building access systems and more – that often cannot be migrated to voice over internet service. Ooma AirDial provides a turnkey replacement for POTS lines by combining the Ooma AirDial base station with virtual analog phone service and a data connection through a nationwide wireless network at one low monthly rate. Ooma AirDial also comes with an intuitive, web-based portal that enables users to view and manage remotely the status of all Ooma AirDial devices together. Each base station can support up to four safety devices. Ooma AirDial can be self-installed or professionally installed through Ooma or third parties.

OnSIP

OnSIP provides UCaaS solutions designed to make communications approachable for smaller sized business, much like Ooma Office, allowing customers to utilize modern communications tools to enhance their business while streamlining deployment and ongoing management. OnSIP customers can choose between unlimited monthly plans and metered "pay as you go" plans.

2600Hz

Ooma provides business communications applications targeted at resellers and carriers through a technology platform called 2600hz, Inc. ("2600Hz"). 2600Hz has a global customer base leveraging the 2600Hz communications solution that provides UCaaS, Communications Platform as a Service ("CPaaS"), Call Center as a Service ("CCaaS") and carrier services applications. Additionally, the platform provides a robust set of APIs allowing extension integrations and customization.

Ooma Residential

Ooma Residential includes Ooma Telo basic and premier services as well as our smart security solutions. Our residential phone service provides PureVoice HD voice quality, advanced functionality and integration with mobile devices. Overall, our residential platform enables an ecosystem for connected services by integrating with other automation solutions to enable innovative and valuable features.

Home Phone Services

Ooma Basic offers unlimited personal calling within the United States and features such as: voicemail access, call waiting, caller ID, network address book and 911 calling, with text alerts when 911 is dialed from the home. Our Ooma Mobile HD app allows users to make and receive phone calls and access Ooma features and settings with any iOS or Android device over a Wi-Fi or cellular data connection. The app includes unlimited mobile domestic calls, subject to normal residential usage limitations, and enables users to make international calls on their mobile devices using Ooma's low-cost international calling plan.

Ooma Premier offers a suite of advanced calling features on a monthly or annual subscription basis, including: custom and anonymous call blocking, robo-call blocking, receiving incoming calls on the Ooma Mobile HD App, call forwarding, three-way conference calling, and a backup number. We also offer other premium subscription services to our customers, independent of Ooma Premier, including an international calling plan and voicemail transcription service.

Home Phone Products

We offer three ways to connect to our residential phone services:

Ooma Telo is a complete home communications solution designed to serve as the primary phone line in the home, delivering high-quality voice communications, advanced calling features and connected services that are not offered by traditional landlines. Users make a one-time purchase of an Ooma Telo base station and plug it into a high-speed internet connection and standard home phone devices. Users have the option to transfer their existing phone number for a one-time fee or to select a new number at no cost. Once set up, users have access to free nationwide calling, international calling with low rates and the features described above.

Ooma Telo Air is a wireless Ooma Telo with built-in Wi-Fi and Bluetooth capabilities that connects to the internet using the home's Wi-Fi network and can be paired with mobile phones to answer incoming calls from any phone in the home.

Ooma Telo LTE combines the Ooma Telo base station with the Ooma LTE Adapter and battery back-up to deliver an always-on home phone solution with all of the advanced features provided by our unique cloud-based residential platform.

Ooma also sells a variety of accessories including: handsets with smartphone-like features, remote phone jacks and battery backup, as well as a range of sensors for home security and monitoring.

Talkatone

Our Talkatone mobile app is available to anyone with an iOS or Android mobile device and can be downloaded from the Apple App Store or Google Play for free. Registered users choose their own phone number to make and receive free texts and calls to most United States and Canadian numbers using a Wi-Fi or cellular data connection within and out-of-network. Talkatone also enables users to call, text, chat and share with friends and family that do not have the app installed. Advertising is displayed within the mobile app and users can choose to purchase premium services such as ad-free usage and international calling plans.

Sales and Marketing

Our sales and marketing objectives are to grow our customer base and sell additional services to our existing customers using an integrated and multi-channel marketing approach. We continually test and refine our marketing and sales tactics to drive sales at a low customer acquisition cost.

Marketing and Advertising

Online. We use online marketing including search engine marketing, search engine optimization, online video, digital display advertising and social media to attract customers as they do online research for the products and services we offer. We continue to reach out to our prospect leads over time using e-mail and telemarketing.

Traditional. We use radio advertising to build awareness and interest for our products and services, which benefits both Ooma Business and Ooma Residential. We believe that radio advertising provides an opportunity to build the Ooma brand cost-effectively, educate prospects on Ooma's unique combination of quality and value, and capture prospects' attention. Businesses and consumers who hear our ads are directed to our web site, our inbound sales personnel, and/or to key retail partners.

Word-of-mouth. We actively mobilize our customers and brand advocates to spread word-of-mouth marketing by sharing Ooma news and information through social media and e-mail. We sell additional services to our existing customer base by offering free trials and promotional offers, as well as sending e-mail communications and leaving messages on their Ooma voicemail service.

Sales, Customers and Backlog

We have a diverse and growing customer base across a wide range of industries. Our business and residential products are sold through direct channels, retailers, value-added resellers, technology services distributors (TSDs) and other resellers. The direct channel, value-added resellers and master agents are our primary distribution channels for business customers. Direct channel and retail are our primary distribution channels for residential customers. Our direct sales force is focused on business sales and includes trained sales representatives located in the United States and Canada.

Our retail distribution includes national and regional consumer electronics, big box retailers and leading online retailers, including Amazon, Best Buy, Costco.com, Walmart.com and others. We also have strategic partnerships with third parties, such as T-Mobile, which enable us to sell our services and products to certain of their customers. No single customer accounted for 10% or more of our total revenue for fiscal 2025, 2024 and 2023.

Our service plans are generally sold as monthly subscriptions; however, certain plans are also offered as annual and multi-year subscriptions. Products are generally shipped and billed shortly after receipt of an order. We do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period as such orders may be rescheduled or cancelled without penalty prior to shipment. The majority of our product revenue comes from orders that are received and shipped in the same quarter.

Customer Support

Our primary customer support objective is to satisfy our customers and educate them on the features and benefits of our products to optimize the overall user experience. We employ an active customer management strategy in which we drive incremental revenue through cross-selling of products and services. Our customer support teams also manage the porting process for our customers as well as billing and payment activities.

We maintain two customer contact centers: one operated by us in Newark, California, which primarily supports our business customers, and the other operated by a third-party provider in Manila, Philippines, which primarily supports our residential customers. Our offices located in Vancouver, British Columbia and Boca Raton, Florida support our enterprise and some business customers. We utilize a variety of communication media to serve the needs of our customers including telephone, online chat, online tutorials and e-mail.

Engineering, Research and Development

We take an integrated approach to the development of our technology. Our extensive engineering resources span both hardware and software, and our business scope encompasses the entire platform from user devices such as handsets to cloud infrastructure, giving us the ability to create unique features and services for our customers. We believe our integrated engineering and business strategy is a significant competitive advantage and makes it feasible for us to leverage our platforms to deliver a broad range of productivity, automation and infrastructure connected services.

We have invested significant time and resources into developing our engineering, research and development team, resulting in a group with diverse skills, ranging from digital and radio frequency hardware design to embedded software, network software, telecommunications, database architecture, operations support systems, billing, security, web design and mobile app development. Because our team develops and integrates our solutions, we are able to offer a solution that works seamlessly between software and hardware and responds to customer feedback to add in additional features and services that work across our platforms. Our team consists of a core set of engineers located primarily in the San Francisco Bay Area, augmented by development teams in several international locations.

Operations and Manufacturing

We currently serve most of our customers from three separate data center facilities located in Northern California, Texas and Virginia, where we lease space from Equinix, Inc. We also lease data center space from Equinix in certain cities in Europe, South Africa, and Asia Pacific. While our service operations are partially redundant, account provisioning and billing are operated out of the San Jose facility for most of our customers. Our network operations and carrier operations teams are responsible for designing our core routing and switching infrastructure, managing growth and maintenance (including the introduction of new services) and orchestrating vendor relationships for hosted services, IP transit and carrier services and daily operation of our cloud and other services. The design of these services, and the tools for monitoring and managing them, are developed in combination with our engineering team.

We primarily contract with manufacturers in Vietnam and other Asian countries to produce our on-premise and end-point devices, including Ooma AirDial. We configure and ship to our channel partners and end users through our internal manufacturing and logistics team based in Newark, California. Our internal logistics team also manages reverse logistics for channel and warranty returns and works closely with our engineering team to develop tooling and processes that bring new products into production.

Competition

The market for communications solutions and other connected services for business, home and mobile users is very large, complex, fragmented and defined by changing technology and customer demands. We expect competition to continue to increase in the future. We believe that the defining factors driving competition in our market include:

- Quality and consistency of communications services;
- Lifetime value of initial investment and ongoing cost of services;
- Breadth of features and capabilities;
- System reliability, availability and performance;
- Speed and ease of activation, setup, and configuration;
- Ownership and control of the proprietary technology;
- Integration with multiple end-point devices and mobile solutions;
- Customer satisfaction and brand loyalty; and
- Ability to effectively access reseller channels

We believe that we generally compete favorably on the basis of the factors listed above. We face competition from a broad range of providers of communications solutions and other connected services for business, home and mobile users. Some of these competitors include:

- Established communications providers, such as Comcast Corporation, Verizon Communications Inc. and Rogers Communications Inc;

- Other cloud-based communications companies such as RingCentral Inc., Vonage Holdings Corp. (acquired by Ericsson), 8x8 Inc., Nextiva, Inc., Intermedia.net Inc., Dialpad Inc., Microsoft Corporation, Zoom Video Communications, Inc., and Alphabet Inc. (Google Voice); and
- Traditional on-premise hardware business communications providers such as Cisco Systems, Inc. and Mitel, Inc.

All of these companies currently or may in the future host their solutions through the cloud.

Similarly, the market for our CPaaS and CCaaS 2600Hz solutions is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. Our competitors in this segment of the market are primarily (i) CPaaS companies that offer communications products and applications, such as Twilio Inc., Vonage Holdings Corp. (acquired by Ericsson), Plivo Inc., and Sinch Inc., and (ii) other software companies that compete with portions of these and CCaaS solutions, such as RingCentral Inc., 8x8 Inc., Dialpad Inc., Five9 Inc., and NICE Systems Ltd. Additionally, our AirDial product competes in the POTS replacement market, which is relatively new, rapidly developing and subject to change. We face competition from a range of companies, such as Verizon Communications Inc., Granite Telecommunications LLC, MetTel Inc., AT&T Inc. and Napco Security Technologies, Inc., as well as other service providers that bundle their offerings with POTS-related products from POTS replacement equipment manufacturers, such as DataRemote Inc.

See the section entitled "Risks Related to Our Business and Industry" in Item 1A. "Risk Factors" below for more information related to competition.

Human Capital

People and Culture. We view our people and our company culture as key to our success. We aim to attract and retain talented people representing diverse perspectives and skills, who are driven by our common core values encompassing the following:

We care that everyone loves their Ooma experience.

We think big to innovate and revolutionize markets.

We create smarter solutions that uniquely deliver both superior experiences and superior value.

We embrace diversity of thought to make the best decisions.

We respect that problems are best solved by fact-based discussions and positive intent.

We choose to be a force for good in the world.

From time to time during the year, we conduct confidential company-wide surveys to capture our employees' views of the organization, company goals and job satisfaction, which our senior leadership team reviews and acts upon, as appropriate. Our employees are encouraged to engage with company leadership and openly raise concerns and questions, via our quarterly employee communications meeting with the CEO and senior management team. The Company also hosts Ooma Connections sessions across the organization to create more opportunities for employees to communicate, share ideas and learn about Ooma.

Social Impact and Employee Belonging. Our commitment to fostering a workplace that is diverse and fair, where all employees belong, is an integral part of who we are and how we operate. We seek to build a strong and caring culture of inclusion and lead with both passion and compassion. We believe our diversity makes us strong and internal employee committees such as our "Culture Team" provide an open door to all of our personnel who would like to actively contribute to these efforts of enriching our employee experience.

Compensation and Benefits. We aim to provide our employees competitive salaries and benefit programs that help meet the varying needs of our workforce. These programs include an employee stock purchase plan, equity awards and bonuses, a 401(k) retirement plan with a company match, healthcare benefits, time off and family leave policy, and flexible work arrangements. We conduct annual benchmarking to assess our compensation and benefit programs against those of our peers and general industry trends.

Community Support. We believe in giving back and promoting community outreach through corporate giving and employee volunteerism. Through our "Culture Team", we partner with certain non-profit organizations to help support several local communities. Through our "Corporate Match Program", we support employee charitable donations by matching charitable donations of up to a certain amount per employee per fiscal year.

Employees and Contractors

As of January 31, 2025, we had a total of 1,186 employees and contractors, located primarily in the United States, Philippines and Canada. None of our employees is represented by a labor union or subject to a collective bargaining agreement.

Intellectual Property

We rely on a combination of patents, trade secrets, copyrights, trademarks, confidentiality and proprietary rights agreements with our employees, consultants and other third parties, as well as other contractual protections to establish and protect our intellectual property rights. We control access to our software, documentation and other proprietary information, and our software is protected by United States and international copyright laws. As of January 31, 2025, we had 51 issued patents and 1 patent application pending in the United States and no patent applications pending in foreign jurisdictions. Our issued patents will expire approximately between 2031 and 2040. We are also a party to various license agreements with third parties who typically grant us the right to use certain third-party technology in conjunction with our products and services, or to integrate software into our products, including open source software and other software available on commercially reasonable terms. Although our success depends, in part, on our ability to protect our proprietary technology and other intellectual property rights, we believe the technological and creative skills of our personnel, the development of new features and functionality and frequent enhancements to our products and services are the primary methods of establishing and maintaining our technology leadership position.

See the section entitled "Risks Related to Security, IT Systems and Intellectual Property" in Item 1A. "Risk Factors" below for more information on our intellectual property risks.

Regulatory Matters

Traditional telephone service historically has been subject to extensive federal and state regulation, while Internet services generally have been subject to less regulation. Because some elements of Voice-over-Internet Protocol ("VoIP") resemble the services provided by traditional telephone companies and others resemble the services provided by internet service providers, the VoIP industry has not fit easily within the existing framework of telecommunications law. The Federal Communications Commission ("FCC"), the U.S. Congress, and various regulatory bodies in the states and in foreign countries have imposed regulations on VoIP providers and are continuing to consider new regulatory requirements on VoIP services.

Federal Regulation. As a provider of internet communications services, we are subject to a number of FCC regulations. Among others, these regulatory obligations include: contributing to the Federal Universal Service Fund ("USF"), the Telecommunications Relay Service Fund and federal programs related to phone number administration; providing access to E-911 services; protecting customer information; mitigating robocalls; tracing illegal calls; performing know-your-customer due diligence; and porting phone numbers upon a valid customer request.

State Regulation. The FCC has preempted much regulation of internet voice communications services. However, a number of states have ruled that non-nomadic internet voice communications services may or do fall within the definition of "telecommunications services" or are otherwise within state telecommunications regulatory jurisdiction and therefore those states assert that they have authority to regulate the service. Although no states currently require certification for nomadic internet voice communications service providers, a number of states have imposed certain traditional telecommunications requirements on such services. For example, a number of states require us to contribute to state USF and E-911 and pay other surcharges, which are passed through to our customers, while others are actively considering extending their public policy programs to include the services we provide. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to internet voice communications services like ours.

International Regulation. Our international operations are subject to laws and regulations in the countries in which we offer our services. Regulatory treatment of internet communications services outside the United States varies from country to country, is often unclear, and may be more onerous than imposed on our services in the United States. In Canada, our service is regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC") which, among other things, imposes requirements similar to the United States related to the provision of E-911 services in all areas of Canada where the traditional telephone carrier offers such 911 services. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on our ability to expand internationally, and on the use of our services in international locations.

See the section entitled "Risks Related to Regulatory and Tax Matters" in Item 1A. "Risk Factors" below for more information.

Available Information

Our filings with the SEC such as our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge at http://investors.ooma.com as soon as reasonably practical after they are electronically filed with, or furnished to, the SEC. The SEC's website, www.sec.gov, contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Form 10-K is not incorporated by reference in this Form 10-K unless expressly noted.

ITEM 1A. Risk Factors

Our current and prospective investors should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Cautionary Note Regarding Forward-Looking Statements," before making investment decisions regarding our common stock. The risks and uncertainties described below may not be the only ones we face but include the most significant factors currently known by us. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the risks occur, our business, financial condition, results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, and the following is a summary of key risk factors when considering an investment. This summary should be read together with the more detailed description of each risk factor contained in the subheadings further below and should not be relied upon as an exhaustive summary of the material risks facing our business:

Risks Related to Our Business and Industry

- If we are unable to attract new users in a cost-effective manner, our business will be materially and adversely affected.

- Our customers may terminate their subscriptions for our services in most cases without penalty, and increased customer turnover, as well as costs we incur to retain our customers and induce them to add users and/or functionality could materially and adversely affect our financial performance.

- Interruptions in our software or services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

- A significant portion of our revenues today come from small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn, rising inflation, and defaults by financial institutions.

- If we are unable to develop, acquire and/or sell new, or enhance existing, products, services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.

- We rely significantly on retailers, reseller partnerships, and technology services distributors (TSDs) to sell our products; our failure to effectively develop, manage and maintain these sales channels could materially and adversely affect our revenue and business.

- We depend on several sole suppliers to provide the components for, and a small number of vendors to manufacture, certain on-premise devices and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may increase our costs and harm our business and results of operations.

- If additional tariffs or other restrictions are placed on our goods imported from other countries, or if the United States were to withdraw from or modify existing trade agreements or regulations, our revenue, gross margin, and results of operations may be materially harmed.

- We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

- A ransomware attack or other security breach could delay or interrupt service to our customers, compromise the integrity of our systems or data that we collect, result in the loss of our intellectual property or confidential information, harm our reputation, or subject us to significant liability.
- We face competition in our markets by our competitors (including mergers or other strategic transactions involving our competitors) and may lack sufficient financial or other resources to compete successfully.
- We may be exposed to significant risks in connection with our international operations.
- To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.
- We rely on third parties, including third parties located in Russia, for some of our software development, quality assurance and operations, and anticipate we will continue to do so for the foreseeable future.
- We rely on third parties to provide the majority of our customer service and support representatives. If these third parties do not provide our customers with reliable, high-quality service, our reputation and our business will be harmed, and we may be exposed to significant liability.
- Our business could suffer if we cannot obtain or retain direct inward dialing numbers, or DIDs, are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.
- If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.
- We may not be able to achieve or sustain profitability in the future and our rates of growth may decline.
- Our quarterly and annual results have fluctuated in the past and may continue to do so. As a result, we may fail to meet or to exceed the expectations of analysts or investors, which could cause our stock price to fluctuate.
- If we do not manage inventory levels and purchase commitments effectively, we may experience excess inventory levels, inventory obsolescence, or inventory shortages that could adversely affect our results of operations.
- Our existing credit agreement imposes operating and financial restrictions on us.

Risks Related to Security, IT Systems and Intellectual Property

- We have incurred, and expect to continue to incur, significant costs to protect against security breaches. We may incur significant additional costs in the future to address any actual or perceived security breaches.
- Failures in internet infrastructure or interference with broadband access, or providers of broadband services blocking or degrading our services, could cause current or potential customers to believe that our systems are unreliable, leading our current customers to switch to our competitors or potential customers to avoid using our services.
- If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.
- Any failure to obtain protection of our intellectual property rights could materially and adversely affect our business.

Risks Related to Regulatory and Tax Matters

- Future legislative or regulatory actions, such as the adoption of additional 911 requirements or new taxes, could increase our costs and adversely affect our business and expose us to liability.
- If we cannot comply with regulations, including communications and telecommunications laws and rules of the Federal Communications Commission ("FCC") imposing call signaling requirements on VoIP providers like us, we may be subject to fines, cease and desist orders, restrictions on our business, or other penalties.
- The FCC has continued to increase regulation of interconnected VoIP services and may at any time determine certain VoIP services are telecommunications services subject to traditional common carrier regulation.
- Reform of federal and state USF programs could increase the cost of our service to our customers, diminishing or eliminating our pricing advantage.
- We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving industry standards, contractual obligations and other legal rules related to privacy, which may increase our costs, decrease adoption and use of our products and services, and expose us to liability.

Risks Related to Our Business and Our Industry

If we are unable to attract new users in a cost-effective manner, our business will be materially and adversely affected.

In order to grow our business, we must continue to attract new users in a cost-effective manner. We use and periodically adjust the mix of advertising and marketing programs to promote our services. Significant increases in the pricing of one or more of our advertising channels could increase our advertising costs or may cause us to choose less expensive and perhaps less effective channels to promote our services. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could materially and adversely affect our results of operations. We will incur advertising and marketing expenses in advance of when we anticipate recognizing any revenue generated by such expenses, and we may fail to experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant expenditures and investments in new advertising campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. New users are drawn to our products and services by rankings circulated by organizations such as Amazon, Apple and Google app stores and highly regarded publications such as PCMag and Consumer Reports. If we are unable to maintain effective advertising programs and garner favorable rankings, our ability to attract new customers could be materially and adversely affected, which could lead us to increase our advertising and marketing expenditures substantially, and our results of operations may suffer.

We market our products and services principally to businesses and households. Some of these business customers and consumers are less technically knowledgeable and may be resistant to new technologies such as our cloud-based communications solutions and our connected services. Because our potential customers need to connect additional hardware at their location and take other steps not required for the use of traditional communications services such as telephone, fax and e-mail, these customers may be reluctant to use our service. These customers may also lack sufficient resources, financial or otherwise, to invest in learning about our services, and therefore may be unwilling to adopt them. If these customers choose not to adopt our services, our ability to grow our business could be negatively affected.

Our customers may terminate their subscriptions for our service in most cases without penalty, and increased customer turnover, as well as costs we incur to retain our customers, encourage them to add users and purchase additional functionalities and premium services, could materially and adversely affect our financial performance.

Our service plans are generally sold as monthly subscriptions and our customers may terminate their monthly subscription for convenience without any penalty. Certain of our service plans are also sold as annual and multi-year subscriptions, typically ranging up to three years. However, our customers have no obligation to renew their subscriptions for such services and may elect to terminate their subscription for any number of reasons. In addition, evolving state and federal laws, regulations, and rules, including the Federal Trade Commission's "Click-to-Cancel" Rule announced on October 16, 2024, aimed at making cancellation easier for customers, may result in greater numbers of customer terminations. As a result, we have no assurance that the revenue stream associated with a particular customer account will continue beyond the initial subscription term. Additionally, our Ooma Business customers may choose to reduce the number of lines or remove some of the solutions to which they subscribe. Given Ooma Business customers generally pay more for their subscriptions than residential or mobile customers, any increased churn in business customers could materially and adversely affect our core user growth, financial performance and results of operations, and thereby increase the costs we incur in our efforts to retain our customers and encourage them to upgrade their services and increase their number of users.

Our core user churn rate could increase significantly in the future if customers are not satisfied with our service, the value proposition of our services, our ability to otherwise meet their needs and expectations, and/or other factors beyond our control, including the impact of inflation and other macroeconomic developments. As a result, we may have to acquire new customers or new users within our existing customer base on an ongoing basis simply to maintain our existing level of revenue. If a significant number of customers, or one or more larger customers, terminate, reduce or fail to renew their subscriptions, we may need to incur significantly higher marketing expenditures than anticipated to maintain or increase our revenue, which could harm our business and results of operations. Our efforts to mitigate risk of customer churn due to any factor may divert management's time and focus away from efforts to address customer churn due to other factors. This broad-based susceptibility to churn could materially and adversely affect our financial performance.

Our future success also depends in part on our ability to sell additional subscriptions and functionalities to our current customer base, which may require increasingly sophisticated, costlier sales efforts and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. Such increased costs could cause us to increase our subscription rates, which could increase our customer turnover rate. If our efforts to convince customers to add users and, in the future, to purchase additional functionalities are not successful, our business may suffer.

Interruptions in our software or services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

Because our technology platforms are complex, incorporate a variety of new computer hardware, and the platforms continue to evolve, our services may have errors, defects, bugs or other quality or reliability problems that can interfere with their intended operations or the intended operation of the systems in which our software and services are installed, or require updates that are identified after customers begin using such software or services, any of which could result in unanticipated service interruptions. Although we test our services to detect and correct errors, defects, bugs or other quality or reliability problems before shipment or their initial release and before we make updates or other changes to such software or services, we have occasionally experienced significant service interruptions as a result of undetected errors, defects, bugs or other quality or reliability problems and may experience future interruptions of service if we fail to detect and correct the same. There can be no assurance that our pre-shipment or pre-release testing programs will be adequate to detect all such quality or reliability problems. In addition, updates to our hardware and/or software due to changes in third-party service providers may be required from time to time. Furthermore, the costs incurred in correcting root causes for service outages and updating our hardware and/or software may be substantial and these and other related consequences could negatively impact our results of operations.

We currently serve the majority of our customers from data centers in Northern California, Texas and Virginia, where we lease space from Equinix, Inc. We also lease data center space in certain cities in Europe, South Africa, and Asia Pacific and serve some of our customers from cloud service providers. These facilities and the procedures we have implemented to restore services quickly in the event of a service outage, by themselves, will not prevent future outages. Any damage to, or failure of, these facilities, the communications network providers with whom we or they contract or with the systems by which our communications providers allocate capacity among their customers, including us, could result in interruptions in our service. Additionally, in connection with the expansion or consolidation of our existing data center facilities, we may move or transfer our data and our customers' data to other data centers. Despite precautions we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service.

Despite precautions taken at our hosting facilities, the occurrence of a natural disaster, cyberattack, or an act of terrorism or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements that we have in place, our service could be interrupted. Any errors, defects, bugs or other quality or reliability problems in, or unavailability of, the components of our platforms that cause interruptions in the intended operation of our software or services, or the intended operation of the systems in which our software or services are installed, could, among other things: cause a reduction in revenue or a delay in market acceptance of our services; require us to issue refunds to our customers or expose us to claims for damages or other legal liability; cause us to lose existing customers and make it more difficult to attract new customers; divert our development resources or require us to make extensive changes to our software, which would increase our expenses and slow innovation; increase our technical support costs; and harm our reputation and brand.

A significant portion of our revenues today come from small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn, rising inflation, and defaults by financial institutions.

A significant portion of our revenues today comes from small and medium-sized businesses. These customers may be more susceptible to negative impact from economic downturns, rising inflation, and defaults by financial institutions than larger, more established businesses as these businesses typically have fewer financial resources than larger entities.

As the majority of our customers pay for our subscriptions through credit and debit cards, weakness in certain segments of the credit markets and in the United States and global economies has resulted in and may in the future result in increased numbers of rejected credit and debit card payments and business failures, which could materially affect our business by increased customer defaults or cancellations. If small and medium-sized businesses experience financial hardship or declare bankruptcy as a result of a weak economy, defaults by financial institutions, or for any other reason, the overall demand for our subscriptions could be materially and adversely affected.

If we are unable to develop, acquire and/or sell new, or enhance existing, products, services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.

The cloud-based communications and connected services industries are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced services, and continuing and rapid technological advancement. To compete successfully in these emerging markets, we must anticipate and adapt to unpredictable technological changes and evolving industry standards and continue to design, develop, manufacture and sell new and enhanced services and products that provide increasingly higher levels of performance and reliability at lower cost. For fiscal 2025, we derived approximately 61% of our revenue from Ooma Business and approximately 36% from Ooma Residential and expect they will continue to account for most of our revenue for the foreseeable future.

However, our future success will also depend on our ability to introduce and sell new services, such as our fiscal 2023 launch of Ooma Office Pro Plus or our 2600Hz solutions, as well as products, features and functionality that enhance or are beyond the voice, fax, text and connected services we currently offer, as well as to improve usability and support and increase customer satisfaction. The success of new product introductions, such as our fiscal 2023 launch of AirDial, depends on a number of factors including, but not limited to: pricing, market and customer acceptance, the ability to successfully identify and anticipate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of manufacturing and supply costs, management of risks and delays associated with product design and production ramp-up, delays in customer readiness for AirDial installations, the quality of AirDial installations performed by third-parties, ability to maintain the levels of service uptime and performance required by our customers, and the risk that new products or enhanced versions of existing products, may have quality issues or other defects or bugs in the early stages of introduction including testing of new components and features. Moreover, the market for plain old telephone service ("POTS") line replacement is relatively new and characterized by long sales cycles, and Ooma AirDial may not result in long-term success or significant revenue for us. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and to create or increase demand for our services and products and may materially and adversely impact our results of operations.

The introduction or announcement of new services and technologies by our competitors, including artificial intelligence ("AI") tools, could make our existing solutions obsolete, cause customers to defer purchases of our products and services, or otherwise adversely affect our business and results of operations. Further, we may experience higher product returns from retailers or reseller partners and may face challenges managing the inventory of new or existing products, which could lead to excess inventory charges and/or discounting of such products. In addition, new products may have varying selling prices and higher costs or different kinds of costs compared to legacy products, which could negatively impact our gross margins and operating results.

We may experience difficulties with software development, operations, design or marketing that could delay or prevent the introduction or implementation of new or enhanced products, services and applications. We have in the past experienced and may in the future experience delays in the planned release dates of new features and upgrades and have discovered defects in new services and applications after their introduction. New products, or new features or upgrades to existing products and services, may not be released according to schedule, or, when released, they may contain defects, bugs or other quality or reliability problems that can interfere with their intended operations or the intended operation of the systems in which our products or services are installed, and there can be no assurance that our pre-shipment or pre-release testing programs will be adequate to detect all such quality or reliability problems. Either of these situations could result in adverse publicity, loss of revenue, higher than expected costs, delay in market acceptance or legal liabilities for claims by customers against us, all of which could harm our reputation, business, results of operations and financial condition.

Moreover, the development of new or enhanced products, services or applications may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to remain competitive. We do not know whether these investments will be successful. If we are unable to develop, license or acquire new or enhanced products, services and applications on a timely and cost-effective basis, or if such new or enhanced products, services and applications do not achieve adequate market acceptance, we may not be able to realize a return on our investments and our business, financial condition and results of operations may be materially and adversely affected.

We rely significantly on retailers, reseller partnerships, and TSDs to sell our products; our failure to effectively develop, manage and maintain these sales channels could materially and adversely affect our revenue and business.

A significant portion of our Ooma Residential and Ooma Business product sales are made through a combination of direct sales and leading retailers such as Amazon, Costco.com, Best Buy and Walmart, as well as reseller partnerships. Our future success depends on our ability to effectively maintain, develop and expand our retail channel and reseller partnership sales as we seek to grow and expand our customer base. Generally, our agreements with our retailers and reseller partners are not long-term and do not impose minimum sales requirements, and we have in the past and may in the future experience a loss of or reduction in sales through any of these third parties, which could materially reduce our revenue and profit margins. Our competitors may in some cases be effective in causing our current and potential retailers, and reseller partners to favor their services or prevent or reduce sales of our services. If we fail to maintain or develop new relationships with retailers and reseller partners in new markets or expand the number of retailers and reseller partners in existing markets, fail to manage, train, or provide appropriate incentives to our existing retailers and reseller partners, or if they are not successful in their sales efforts, sales of our products and services may decrease and our results of operations would suffer.

Our Talkatone application relies significantly on the Apple and Google app stores for distribution. Its future success depends on our continued ability to distribute Talkatone through these app stores and increase its visibility therein. If Apple or Google determine that Talkatone is non-compliant with their app store vendor policies, they may revoke our rights to sell Talkatone through their app store at any time, which could adversely affect our revenue.

We depend on several sole suppliers to provide the components for, and a small number of vendors to manufacture, certain on-premise devices and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may increase our costs and harm our business and results of operations.

We primarily contract with manufacturers in China, Vietnam and other Asian countries to produce our on-premise devices and end-point devices and our results of operations has been and could be further affected by slowdowns in manufacturing due to external factors such as global conflicts and other factors.

We currently do not have long-term contracts with our contract manufacturers and they are not obligated to provide products to, or perform services for, us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. If these third parties are unable or unwilling to deliver products of acceptable quality or in a timely manner, our ability to bring services to market, the reliability of our services and our reputation could suffer. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents. We may also decide to switch to or bring on additional contract manufacturers to better meet our needs. Switching to or bringing on a new contract manufacturer and commencing production is expensive and time-consuming and may cause delays in order fulfillment at our existing contract manufacturers or cause other disruptions.

Additionally, several components used in our on-premise devices, end-point devices and new products are "single sourced" and any interruption in the suppliers of such components or other impacts related to such sole suppliers, such as an increase in tariffs on goods imported from outside the United States, could cause our business and operating results to suffer as we identify and establish alternative sources of components. For example, we have in the past experienced longer lead times in the supply of some of these components as a result of global supply chain disruptions. We are also subject to the risk of shortages (including changes in the prioritization of our orders), price increases and the risk that our suppliers may discontinue or modify components used in our products. The occurrence of other events outside our control, such as public health crises, natural disasters or climate change, could impact our suppliers' facilities and component providers, many of which are located in China, Vietnam and other countries in Asia. Furthermore, the geopolitical and economic uncertainty and/or instability that may result from changes in the relationship among the United States, Taiwan and China and related tensions, may, directly or indirectly, materially harm our business, financial condition and results of operations. For example, certain of our contract manufacturers and suppliers are dependent on products sourced from Taiwan which has been distinguished in its prevalence in certain global markets. Hence, greater restrictions and/or disruptions of our contract manufacturers' suppliers' ability to operate facilities and/or do business in and with Taiwan may increase the cost of certain materials and/or limit the supply of products sourced from Taiwan and may result in deterioration of our profit margins and a potential need to increase our pricing which may decrease demand for our products and thereby adversely impact our revenue or profitability.

If additional tariffs or other restrictions are placed on our goods imported from other countries, or if the United States were to withdraw from or modify existing trade agreements or regulations, our revenue, gross margin, and results of operations may be materially harmed.

Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, and uncertainty related to such restrictions, could increase the cost or reduce the supply of products available to us, or could increase the lead times of certain components and equipment that we may purchase from foreign vendors, have in the past and may in the future require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. For example, the new U.S. administration recently announced tariffs on goods imported from China, where we source many of our products and components. Due to such increased or additional tariffs or other restrictions, quotas, embargoes, or safeguards being placed on goods imported into the United States, and any related counter-measures are taken by other countries, we may have to raise our prices or increase inventory levels, or find new sources of system assembly or other products that we import, any of which could negatively impact our revenue, gross margins, and results of operations may be materially harmed.

We are dependent on international trade agreements and regulations, such as the United States-Mexico-Canada Agreement, or USMC. If the United States were to withdraw from or materially modify certain international trade agreements or regulations, our business and operating results could be materially and adversely affected and our customer relationships in Canada and other countries could be harmed.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

Our business strategy has in the past and may, from time to time in the future, include acquiring or investing in complementary services, technologies or businesses. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users, customers or investors. If we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, financial condition, operating results and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We have recorded significant goodwill and intangible assets in connection with our acquisitions, and in the future, if our acquisitions do not yield expected revenue, we may be required to take material impairment charges that could adversely affect our results of operations.

We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be impacted by performance earnouts or contingent payments. Furthermore, acquisitions may require large one-time charges and can result in increased debt, such as the borrowing under our Credit Agreement which we undertook for the 2600Hz acquisition, or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets or goodwill, any of which could negatively impact our future results of operations.

When we enter into strategic transactions in which we acquire other companies, we cannot guarantee we will be able to successfully integrate the teams, assets, technologies or business of these target companies into our business, that we will be able to fully recover the costs of such transactions, that we will retain existing key customer and partner relationships, that we will be successful in leveraging such strategic transactions into increased business for our products, or that we will otherwise be able to achieve the intended results of the acquisitions.

A ransomware attack or other security breach could delay or interrupt service to our customers, compromise the integrity of our systems or data that we collect, result in the loss of our intellectual property or confidential information, harm our reputation, or subject us to significant liability.

Our operations depend on our ability to protect our network from interruption or damage resulting from unauthorized access or entry, computer viruses or malware or other events beyond our control, and our ability to detect any such events. In the past, we have been subject to distributed denial-of-service ("DDOS cyberattacks"), and have been subject to other forms of attacks by hackers intent on bringing down our services or accessing confidential information. We may be subject to other DDOS and other forms of attacks in the future, undetected or otherwise. Recent developments in the threat landscape include use of AI and machine learning, as well as an increased number of cyber extortion and ransomware attacks, with higher financial ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology. For example, the industry experienced an increase in cyberattacks in connection with Russia's invasion of Ukraine. We cannot assure you that our backup systems, regular data backups, physical, technological and organizational security protocols and measures and other procedures that are currently in place, or that may be in place in the future, will be adequate to detect or prevent unauthorized access to our systems, significant damage, system interruption, degradation or failure, or data loss or to respond to a cyberattack once launched. Additionally, hackers may attempt to directly gain access to a customer's on-premise appliance, or their mobile phone, which may delay or interrupt services, or may subject our customers to further security risks, including in relation to any connected household devices a customer might have now or in the future, such as our connected smart security sensors and our partner's connected devices or to our network more generally. Also, our services are web-based, and the amount of data we store for our users on our servers has been increasing as our business has grown.

Despite our ongoing efforts to enhance security measures, our infrastructure and those of third parties we rely upon may be vulnerable to hackers, phishing, computer viruses, worms, ransomware other malicious software programs or similarly disruptive problems caused by our customers, employees, consultants or other internet users who attempt to invade public and private data networks. In some cases, we do not have in place disaster recovery facilities for certain ancillary services, such as email delivery of messages. Currently, a majority of our customers authorize us to bill their credit or debit card accounts directly for all transaction fees that we charge. We rely on encryption and authentication technology to ensure secure transmission of confidential information, including customer credit and debit card numbers. Despite our efforts to encrypt and secure transmission of confidential customer information, hackers with sufficiently sophisticated technology or methods may still be able to infiltrate our systems to gain unauthorized access to payment card information. Further, advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect transaction data. In addition, because the techniques used to obtain unauthorized access to the information systems change frequently, and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Third parties may attempt to fraudulently induce employees, consultants or customers into disclosing sensitive information, such as user names, passwords, customer proprietary network information ("CPNI"), intellectual property or other information in order to gain access to our customers' data or to our data. CPNI includes information such as the phone numbers called by a customer, the frequency, duration, and timing of such calls, and any services purchased by the customer, such as call waiting, call forwarding and caller ID, in addition to other information that may appear on a customer's bill. In addition, because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, as noted above, due to political uncertainty and military actions associated with Russia's invasion of Ukraine, we and our vendors, business partners, and contractors may also be vulnerable to heightened risks of cyber-attacks, including from or affiliated with nation-state actors, which could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services and products. Any compromise or perceived compromise of our security could damage our reputation, and could subject us to significant liability, as well as regulatory action, including financial penalties, which would materially adversely affect our brand, results of operations, financial condition, business and prospects.

See "Risks Related to Security, IT Systems and Intellectual Property" for further risks related to security breaches.

We face competition in our markets and may lack sufficient financial or other resources to compete successfully. Mergers or other strategic transactions involving our competitors could adversely affect our ability to compete effectively and harm our results of operations.

The cloud-based communications and connected services industries are highly competitive and we expect that competition will continue to be intense in the future. Increased competition may result in pricing pressures, reduced profit margins and may impede our ability to continue to increase the sales of our services and products or cause us to lose market share, any of which could substantially harm our business and results of operations. We face continued competition from established communications providers, such as Comcast Corporation, Verizon Communications Inc., AT&T Inc., Charter Communications Inc. and Rogers Communications Inc.; as well as from traditional on-premise, hardware business communications providers, mobile communications app companies providing "over-the-top" solutions, large internet companies that offer services with features that compete with some of what we offer, and certain other communications companies. These companies currently or may in the future host their solutions through the cloud.

Some of our competitors have been acquired, and may in the future consolidate with or be acquired by, other companies and competitors. Some of our competitors may also enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and lead to downward pricing pressure and our loss of market share, and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, results of operations and financial condition.

Furthermore, increased competition may result in aggressive business and pricing tactics by our competitors, including: offering products similar to our platforms and solutions on a bundled basis at no charge; announcing competing products combined with extensive marketing efforts; providing financial incentives to consumers; and asserting intellectual property rights irrespective of the validity of the claims. In addition, our retail partners may offer the products and services of competing companies, which would adversely affect our business. Competition from other companies may also adversely affect our negotiations with service providers and suppliers, including, in some cases, requiring us to lower our prices. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of customers and, as a result, our revenue and profitability could be adversely affected.

The market for our CPaaS and CCaaS 2600Hz solutions is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. Our competitors in this segment of the market are primarily (i) CPaaS companies that offer communications products and applications, and (ii) other software companies that compete with portions of these and CCaaS solutions. Some of our competitors and potential competitors in this segment are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, lower operating costs, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements or changing economic conditions. Our competitors may also offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive. Additionally, in connection with our AirDial product offering, we face competition in the POTS replacement market from a range of other companies, such as Verizon Communications Inc., Granite Telecommunications LLC, MetTel Inc., AT&T Inc. and Napco Security Technologies, Inc., as well as other service providers that bundle their offerings with POTS-related products from POTS replacement equipment manufacturers, such as DataRemote Inc.

Our business, operating results and financial condition also depend, in part, on our ability to establish and maintain relationships through resellers, distributors, and strategic partners. A portion of our revenue is derived from sales made by these partners and any one of them may later decide to stop selling our products or to sell their own products or those of third parties that may be competitive with our products. A loss or reduction in sales of our products through these third-party intermediaries could adversely affect our revenue and other results of operations.

We may be exposed to significant risks in connection with our international operations.

To date, we have not generated significant revenue from outside of the United States and Canada, but we have expanded operations outside North America to provide services in certain countries internationally. The future success of our business will depend, in part, on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks different from those in the United States. Because of our limited experience with international operations and developing and managing sales and distribution channels in international markets, our expansion efforts may not succeed. We face risks in doing business internationally that could materially and adversely affect our business, including:

- our ability to comply with differing and evolving technical and environmental standards, telecommunications regulations, and certification requirements outside the United States;

- our ability to comply with different and evolving laws, rules, regulations and standards relating to data privacy, data protection, data localization and data security enacted in countries in which we operate or do business;

- potential contractual and other liability to our business partners if we fail to meet their aggressive expansion schedules in new locations;

- difficulties and costs associated with staffing and managing foreign operations;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- the need to adapt and localize our services for specific countries;

- the need to offer customer care in various languages;

- reliance on third parties over which we have limited control for marketing and reselling our services;

- availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

- lower levels of adoption of credit or debit card usage for internet related purchases by foreign customers and compliance with various foreign regulations related to credit or debit card processing and data privacy;

- difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;

- export controls and trade and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

- tariffs and other non-tariff barriers, such as quotas and local content rules;

- uncertainty as to the impact of higher tariff rates imposed by the United States on goods from other countries and tariffs imposed by other countries on U.S. goods, including the tariffs implemented and additional tariffs that have been proposed by the U.S. government on various imports from China, Canada, Mexico and the EU, and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on services such as ours, the scope and duration of which, if implemented, remain uncertain;

- compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates, economic stability, and inflationary conditions which could increase the price of our services outside of the United States, increase the expenses of our international operations, including expenses related to foreign contractors, and expose us to foreign currency exchange rate risk;

- exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars;

- restrictions on the transfer of funds;

- international conflict and sanctions, such as those resulting from Russia's ongoing invasion of Ukraine;

- deterioration of political relations between the United States and other countries; and

- political or social unrest or economic instability in a specific country or region, which could have an adverse impact on our third-party software development and quality assurance operations there.

Failure to manage any of these risks could harm our future international operations and our overall business.

To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.

We expect that we will continue to rely on third-party service providers for hosting, internet access and other services that are vital to our service offering for the foreseeable future. For example, Equinix, Inc. and others provide data center facilities, and Inteliquent and others provide origination services. Inteliquent is also our primary provider of 911 services. We also rely on third-party service providers or are unable to provide for our SMS and speech-to-text services which are sole-sourced. If any of these network service providers stop providing or are unable to provide us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

We may be required to transfer our servers to new data center facilities if we are unable to renew our leases on acceptable terms, if at all, or the owners of the facilities decide to close their facilities, and we may incur significant costs and possible service interruption in connection with doing so. Any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators or any of the service providers with which we or they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

If problems occur with any of these third-party network or service providers for any reason, including cyberattacks, it may cause errors or reduced quality in our services, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or reduced quality in our service, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers, delay or loss of market acceptance of our services, termination of our relationships and agreements with our resellers or liability for failure to meet service level agreements, and may seriously harm our business and results of operations.

We rely on purchased or leased hardware and software licensed from third parties in order to offer our services. In some cases, we integrate third-party licensed software components into our platforms. Failure to integrate successfully could result in increased expenses, errors, and delays. Third-party hardware and software, or future technology we may want to license, may not continue to provide competitive features and functionality or be available to us at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

We also contract with one or more third parties to provide enhanced 911, or E-911, services, including assistance in routing emergency calls and terminating E-911 calls. Our providers operate a national call center that is available 24 hours a day, seven days a week, to receive certain emergency calls and maintain public service answering point, or PSAP, databases for the purpose of deploying and operating E-911 services. On mobile devices, we generally rely on the underlying cellular or wireless carrier to provide E-911 services. Any failure to perform, including interruptions in service, by our vendors, could cause failures in our customers' access to E-911 services and expose us to significant liability and damage our reputation.

We rely on third parties, including third parties located in Russia, for some of our software development, quality assurance and operations, and anticipate we will continue to do so for the foreseeable future.

We outsource certain of our software development and design, quality assurance and operations activities to third-party contractors that have employees and consultants in a number of international locations, including Russia. Our dependence on third-party contractors creates numerous risks; in particular, international sanctions imposed as a result of the ongoing Russia-Ukraine war could limit our ability to transact with our third-party contractors in Russia, which could disrupt or delay current or future planned research and development activities, increase our costs, or force us to shift development efforts to resources in other geographies that may not possess the same level of cost efficiencies.

More generally, there is the risk that we may not maintain control or effective management with respect to these business operations. Our agreements with these third-party contractors are either not terminable by them (other than at the end of the term or upon an uncured breach by us) or require at least 30 days' prior written notice of termination. If we experience problems with our third-party contractors, the costs charged by our third-party contractors increase, or our agreements with our third-party contractors are terminated, we may not be able to develop new solutions, enhance or operate existing solutions or provide customer support in an alternate manner that is equally or more efficient and cost-effective. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and as a result, our competitive position or our results of operations could suffer.

We rely on third parties to provide the majority of our customer service and support representatives. If these third parties do not provide our customers with reliable, high-quality service, our reputation and our business will be harmed, and we may be exposed to significant liability.

We offer customer support through both our online account management website and our toll-free customer support number. Our customer support is currently provided via a third-party provider located in the Philippines, as well as by our U.S. employees. The ability to support our customers may be disrupted by natural disasters, inclement weather, civil unrest, strikes, terrorism, breaches of data security, and other adverse events. A significant service outage may cause a high volume of customer support inquiries, and our third-party customer service center may not be able to respond to such inquiries in a timely manner, which would adversely impact our ability to deliver on our customer commitments. We currently offer support almost exclusively in English. As we have expanded our operations internationally, we have made and will need to continue to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in multiple foreign languages. Industry consolidation among customer service providers may impact our ability to obtain these services or increase our costs for these services.

If we fail to continue developing our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our services and will require continued focus on active marketing efforts. The demand for and cost of online and traditional advertising has been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expense in an unsuccessful attempt to promote and maintain our brand, our business could be materially and adversely affected.

Our services, as well as those of our competitors, are regularly reviewed and commented upon by online and social media sources, as well as computer and other business publications. Negative reviews, or reviews in which our competitors' products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time to time, our customers have expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our services operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose to terminate, reduce or not to renew their subscriptions. In addition, many of our customers participate in social media and online blogs about internet-based services, including our services, and our success depends in part on our ability to minimize negative and generate positive customer feedback through such online channels where existing and potential customers seek and share information. If actions we take or changes we make to our services do not receive a favorable reception from these customers, their posts could negatively affect our brand and reputation. Complaints or negative publicity about our services or customer service could materially and adversely impact our ability to attract and retain customers and our business, financial condition and results of operations.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand, financial performance and increase the risk of investing in our stock.

We continue to experience significant growth in our business, including through our expansion domestically and internationally, as well as through our acquisitions of 2600Hz in October 2023 and OnSIP in July 2022. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to increase our sales and marketing efforts and personnel worldwide, and improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of users. For example, we expect the volume of simultaneous calls to increase significantly as our user base grows, and our network hardware and software may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, and if the current and future members of our management team do not effectively scale with this growth, our business, results of operations and financial condition could be materially and adversely affected.

Our business could suffer if we cannot obtain or retain direct inward dialing numbers ("DIDs"), are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.

Our future success depends on our ability to procure large quantities of local and toll-free DIDs in the United States and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications carriers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. Due to their limited availability, there are certain popular area code prefixes we generally cannot obtain. Our inability to acquire DIDs for our operations would make our services less attractive to potential customers in the affected local geographic areas, which could adversely affect our revenue growth. In addition, future growth in our customer base and the customer bases of our competitors will increase our dependence on needing sufficiently large quantities of DIDs.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows our customers to transfer to us and thereby retain their existing phone numbers when subscribing to our services. During the number transfer process, our new customers must maintain both our service and their existing phone service. We depend on third-party carriers to transfer phone numbers, a process we do not control, and these third-party carriers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, we may experience increased difficulty in acquiring new customers. Moreover, the FCC requires us to comply with specified number porting timeframes when customers leave our service for the services of another provider. In Canada, the CRTC has imposed a similar number portability requirement on service providers like us. If we, or our third-party carriers, are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, in the United States, both customers and carriers may seek relief from the relevant state public utility commission, the FCC, or in state or federal court for violation of local number portability requirements.

We may not be able to achieve or sustain profitability in the future and our rates of growth may decline.

We have incurred net losses since our inception, including net loss of approximately $6.9 million in fiscal 2025. We have expended significant resources to develop, market, promote, grow our customer base and sell our products and solutions and we expect to continue investing for future growth. Although we generated cash from operations of $26.6 million for fiscal 2025, we cannot assure you that our operating cash flow will remain positive in the future as we continue to invest in efforts to scale our business. Achieving profitability will require us to increase revenue, manage our cost structure and avoid significant liabilities. Revenue growth and growth of our active user base may slow, revenue may decline or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition (including competitive pricing pressures), our achievement of greater market penetration, a decrease in the growth of the markets in which we compete, or failure for any reason to continue capitalizing on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery and quality problems and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, investors' perceptions of our business may be adversely affected, our financial performance will be harmed and our stock price could be volatile or decline.

Our quarterly and annual results have fluctuated in the past and may continue to do so. As a result, we may fail to meet or to exceed the expectations of analysts or investors, which could cause our stock price to fluctuate.

Our quarterly and annual results of operations and cash flows have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

- fluctuations in demand for, pricing of, or usage of, our products, including due to the effects of global macroeconomic conditions, tariffs and other trade restrictions, competition, and differing levels of demand for our products based on changing customer priorities, resources, financial conditions and economic outlook;

- our ability to retain existing customers, resellers, expand our existing customers' user base, and attract new customers, sell premium solutions to our existing customers and introduce new solutions;

- the actions of our competitors, including pricing changes or the introduction of new solutions and products;

- our ability to effectively manage our growth and successfully penetrate the communications and connected services markets for businesses, residential and mobile;

- the number of monthly, annual and multi-year subscriptions at any given time and the timing of recognition of subscription revenue;

- the impact of worldwide economic, industry, and market conditions, such as liquidity constraints and higher levels of inflation;

- the timing, cost and effectiveness of our advertising and marketing efforts;

- the timing, operating cost and capital expenditures for the operation, maintenance, and expansion of our business;

- delays or disruptions in our supply chain;

- the timing of our decisions with regard to product resource allocation;

- increased component costs;

- seasonality of consumers' purchasing patterns and seasonality of advertising patterns;

- service outages or security breaches and any related impact on our reputation;

- our ability to accurately forecast revenue and appropriately plan our expenses;

- costs associated with defending and resolving intellectual property infringement and other claims;

- changes in tax laws, regulations, or accounting rules;

- the timing and cost of developing or acquiring technologies, services or businesses and our ability to successfully manage any such acquisitions;

- how well we execute on our strategy and operating plans and the impact of changes in our business model that could adversely impact our results of operations and financial condition; and

- quarantines, travel limitations, or business disruptions in regions affecting our operations, including our field sales and installation services teams, or the operations of third parties upon which we rely, stemming from the actual, imminent or perceived outbreaks of epidemics or pandemics.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations and cash flows. This variability and unpredictability could result in our failure to meet our internal operating plan or the expectations of securities analysts or investors for any period, which could cause our stock price to decline. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we may not be able to mitigate the negative impact on net loss and margins in the short term. If we fail to meet or exceed the expectations of securities analysts or investors, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class-action suits.

If we do not manage inventory levels and purchase commitments effectively, we may experience excess inventory levels, inventory obsolescence, or inventory shortages that could adversely affect our results of operations.

Our vendor-supplied on-premise devices and end-point devices, as well as materials and components for new products such as AirDial and enhanced versions of existing products, frequently have lead times of several months or longer for delivery and are built based on our estimates of future demand. If we overestimate our requirements, we may incur liabilities for excess or obsolete inventory, which could negatively affect our gross margins. Conversely, if we underestimate our requirements, our suppliers may have inadequate supplies of the devices or materials and components required to assemble our products, which could result in an interruption of the assembly of our products, delays in shipments or installations and deferral or loss of revenue. Our ability to accurately forecast demand is affected by many factors, including an increase or decrease in customer demand for our products and services, changes in consumer preferences and length of sales cycle, market acceptance of new product and service introductions by us and our competitors, levels of inventory held by channel partners, sales promotional activities by us or our competitors, and unanticipated changes in general market demand and macro-economic conditions. In addition, because we rely on third-party contract manufacturers and other vendors for the supply of our devices and components, our inventory levels are subject to the conditions regarding the timing of purchase orders and delivery dates not within our control.

In past periods, we have increased our inventory levels to mitigate supply disruptions caused by component shortages, longer lead times and increased transportation uncertainty. Additionally, we experienced higher unit costs for some products that have been impacted by supply chain constraints and inflationary pressure in the past global macroeconomic environment as well as certain components being subject to end-of-life. We may have to increase inventory levels in the future in anticipation of new or increased tariffs on goods imported into the United States. Increased inventory levels have in the past and may in the future result in write-down charges from excess or obsolete inventory, charges from excess purchase commitments, the sale of inventory at discounted prices, and other actions, which may cause our gross margin to decline and harm our reputation and brand.

Conversely, insufficient levels of inventory could interrupt the assembly of our products, delay shipments or installations and cause deferral or loss of revenue, any of which may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our services could result in loss of customers or harm to our ability to attract new customers. Additionally, retailers may elect to return any unsold inventory without any penalty, which could result in excess inventory charges. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We may lose key members of our management team and other key employees, and may be unable to attract and retain employees we need to support our operations and growth.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The replacement of any of these senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. Many members of our senior management have been our employees for many years and therefore have significant experience and understanding of our business that would be difficult to replace. Our inability to attract and retain the necessary personnel could adversely affect our business, financial condition or results of business. We do not maintain key person insurance for any of our personnel.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We intend to continue making expenditures and investments to support the growth of our business. In the future, we may require additional capital to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may decide to engage in equity or debt financings, draw down under our existing credit facility or enter into new credit facilities to secure additional funds. However, additional funds may not be available when we need them on terms acceptable to us, or at all, due to among other factors, general macro-economic conditions, including rising interest rates, volatile credit markets, inflation, and bank defaults or other disruptions in the financial services industry. Any debt financing we secure in the future could contain affirmative and negative covenants relating to our capital raising activities and other financial and operational matters, including covenants which may limit our ability to, among other things, incur additional indebtedness and liens, make certain investments, merge or consolidate with other entities and make certain dispositions, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution. Any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing terms satisfactory to us, our ability to continue pursuing our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected, and the trading price of our common stock would likely decline.

Our level of indebtedness could adversely affect our financial condition.

As of January 31, 2025, we had $30.0 million available for borrowing under our revolving credit facility under our three-year credit and security agreement ("Credit Agreement") with Citizens Bank, N.A., with no outstanding indebtedness. Additionally, from time to time, we may request incremental term loans and/or additional revolving commitments in an aggregate principal amount of up to $20.0 million under the Credit Agreement. Our ability to pay interest and repay principal for any future indebtedness we incur will be dependent on our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Any future level of indebtedness could have important consequences, including the following:

- We may use a portion of our cash flow from operations to pay interest and principal on the revolving credit facility or any term loans, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

- Our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

- We may be exposed to fluctuations in interest rates because borrowings under our Credit Agreement bears interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to the current economic downturn and adverse developments in our business; and

- We may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation.

Our ability to access additional funding under our revolving credit facility will depend upon, among other things, the absence of a default under such facility, including any default arising from a failure to comply with the related covenants. If we are unable to comply with such covenants, our liquidity may be adversely affected.

In addition, we and our subsidiaries may be able to incur substantial indebtedness in the future, subject to the restrictions contained in the Credit Agreement and the terms of our other indebtedness. Our ability to remain in compliance with our covenants under our debt instruments and to make future principal and interest payments in respect of our debt depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including the notes, and meet our other obligations.

Our existing credit agreement imposes operating and financial restrictions on us.

The Credit Agreement imposes various operating and financial restrictions on us, including covenants that limit our ability and the ability of certain subsidiaries to:

- Incur debt;

- Create liens on certain assets to secure debt;

- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

- Make certain investments or acquisitions or dispositions of assets;

- Enter into certain sale and leaseback transactions;

- Enter into certain swap agreements;

- Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

- Enter into certain transactions with affiliates; and

- Make certain material amendments to any subordinated debt agreement or our certificate of incorporation or bylaws.

In addition, we have agreed that we will not permit our recurring revenue or our liquidity to decrease below certain specified levels. All of these covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions or otherwise restrict activities or business plans. A breach of any of these covenants could result in a default in respect of any related indebtedness. If a default occurs, our lender could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured in the future, proceed against any collateral securing that indebtedness.

Our ability to make payments on and to refinance any future indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash will be subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense related to that refinanced indebtedness would increase. Our future cash flow, cash on hand or available borrowings may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service or repay our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms or at all, or these actions may not enable us to continue to satisfy our capital requirements. In addition, the Credit Agreement contains, and any of future debt agreements may contain, restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debts.

Our level of indebtedness could adversely affect our financial condition.

As of January 31, 2025, we had no outstanding indebtedness under our three-year credit and security agreement ("Credit Agreement") with Citizens Bank, N.A. We may incur indebtedness in the future. As of January 31, 2025, we had $30.0 million available for borrowing under our revolving credit facility under the Credit Agreement, and from time to time, we may request incremental term loans and/or additional revolving commitments in an aggregate principal amount of up to $20.0 million under the Credit Agreement. Our ability to pay interest and repay principal for any future level of indebtedness will be dependent on our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Any future level of indebtedness could have important consequences, including the following:

- We may use a portion of our cash flow from operations to pay interest and principal on the revolving credit facility or any term loans, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

- Our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

- We may be exposed to fluctuations in interest rates because borrowings under our Credit Agreement bears interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to the current economic downturn and adverse developments in our business; and

- We may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation.

Our ability to access additional funding under our revolving credit facility will depend upon, among other things, the absence of a default under such facility, including any default arising from a failure to comply with the related covenants. If we are unable to comply with such covenants, our liquidity may be adversely affected.

In addition, we and our subsidiaries may be able to incur substantial indebtedness in the future, subject to the restrictions contained in the Credit Agreement and the terms of our other indebtedness. Our ability to remain in compliance with our covenants under our debt instruments and to make future principal and interest payments in respect of our debt depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including the notes, and meet our other obligations.

Our success depends, in part, on increased acceptance of our connected services, applications and products.

Our future growth depends on our ability to significantly increase revenue generated from our Ooma Business and Ooma Residential communications solutions and other connected services. The markets for cloud-based communications and other connected services are evolving rapidly and are characterized by an increasing number of market entrants. If these markets fail to develop, develop more slowly than we anticipate or develop in a manner different than we expect, our services could fail to achieve market acceptance, which in turn could materially and adversely affect our business.

Our future growth in the small and medium-sized business and enterprise markets depends on the continued use of voice communications by businesses, as compared to e-mail and other data-based methods. A decline in the overall rate of voice communications by businesses would harm our business. Furthermore, our continued growth depends on future demand for and adoption of internet voice communications systems and services and on future demand for connected communications services. Although the number of broadband subscribers worldwide has grown significantly in recent years, only a small percentage of businesses have adopted internet voice communications services to date. For demand and adoption of internet voice communications services by businesses to increase, internet voice communications networks must improve the quality of their service for real-time communications by managing the effects of and reducing packet loss, packet delay, and packet jitter, as well as unreliable bandwidth, so that high-quality service can be consistently provided. Additionally, the cost and feature benefits of internet voice communications must be sufficient to cause customers to switch from traditional phone service providers. We must devote substantial resources to educate potential customers about the benefits of internet voice communications solutions, in general, and of our services in particular. If any or all of these factors fail to occur, our business may be materially and adversely affected.

Our Ooma Residential products and services are sold primarily to individuals and families. With the growth of mobile technologies, many consumers have chosen to eliminate their home telephone service as alternative services have proliferated. Our ability to continue growing our user base depends on our ability to convince customers and potential customers that our service is sufficiently useful and cost-effective, that it makes sense to maintain or establish home telephone services with us over other alternatives. Our growth could slow as it has in recent periods and our financial condition could be adversely affected if the trend of eliminating home telephone service continues or accelerates.

Our mobile platform, available to any consumer with a Wi-Fi® or cellular data connected mobile device, operates in a market that is fragmented and where it is difficult to gain consumer awareness. Many of our competitors in this market have been able to establish a significant user base and reputation in the market, which may make it more difficult for our products to be adopted. Furthermore, as new mobile devices are released, we may encounter difficulties supporting these devices and services, and we may need to devote significant resources to the creation, support, and maintenance of our mobile applications. Additionally, our competitors may allocate additional resources to marketing and promotion of their products, making it even more difficult to be noticed. It is also unclear how the adoption of "over-the-top" based communications will continue to grow. If the number of consumers using "over-the-top" based communications stagnates or declines, such movement may result in an intensified competition for consumers in this space.

Risks Related to Security, IT Systems and Intellectual Property

We have incurred, and expect to continue to incur, significant costs to protect against security breaches. We may incur significant additional costs in the future to address any actual or perceived security breaches.

Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our customers or leads to the misappropriation of our or our customers' CPNI could result in significant liability to us.

We could incur significant costs, both monetary and with respect to management's time and attention, to investigate and remediate a data security breach. Because our onboarding and billing functions are conducted primarily through a single data center, any security breach in that data center may cause an interruption in our business operations. If any of these events occurs, or is believed to occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches and improve and enhance our security measures, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business, including our ability to provide maintenance and support services to our channel partners and end-customers, may be impaired. If current or prospective channel partners and end-customers believe that our systems and solutions do not provide adequate security for their businesses' needs, our business and our financial results could be harmed. Actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, although we have developed an information security program, we cannot guarantee these measures would be sufficient to protect us from a network security incident. Any actual or perceived compromise or breach of our security measures, or those of our third-party service providers, or any unauthorized access to, misuse or misappropriation of personally identifiable information, channel partners' or end-customers information, or other information, could violate applicable laws and regulations, contractual obligations or other legal obligations and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, any of which could have an material adverse effect on our business, financial condition and operating results.

Failures in internet infrastructure or interference with broadband access could cause current or potential customers to believe that our systems are unreliable, leading our current customers to switch to our competitors or potential customers to avoid using our services.

Many of our services depend on our customers' broadband access to the internet, usually provided through a cable or digital subscriber line, or DSL, connection. In addition, users who access our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi, 3G, 4G, 5G or LTE, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent phone companies, cable companies and wireless companies. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of internet and mobile infrastructure, resulting in outages or deteriorations in connectivity and negatively impacting the quality with which we can deliver our solutions. As our customer base grows and their usage of communications capacity increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers' usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. Furthermore, as the rate of adopting new technologies increases, the networks on which our services and applications rely may not be able to sufficiently adapt to the increased demand for these services, including ours. In the past, we have experienced disruptions to our service and were able to restore service without incurring material expenses. Outages to date have not materially affected our results of operations. However, the costs incurred in correcting root causes for service outages may be substantial and these and other related consequences such as being required to issue refunds to our customers or to defend against customer claims for damages or other legal liability could negatively impact our results of operations.

Some of the providers of broadband internet access and high-speed mobile access, such as AT&T and Verizon, market and sell products and services to our current and potential customers that directly compete with our own offerings, which can potentially give such providers a competitive advantage. Broadband providers also may take measures that affect their customers' ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services. A number of states have enacted or are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether state initiatives will be modified, overturned, or vacated by legal action of the court, federal or state legislation, or the FCC.

The FCC's orders could affect the market for broadband internet access service in a way that impacts our business, for example by increasing the cost of broadband internet service and thereby depressing demand for our services, by increasing the costs of services we purchase or by creating tiers of internet access service and by either charging us for or prohibiting us from being available through these tiers, and we cannot predict the impact of these events upon our business and results of operations.

Frequent or persistent interruptions could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or to avoid our services, and could permanently harm our reputation and brands. Because some of our services rely on integration between features that use both wired and wireless infrastructures, any of the aforementioned problems with either wired or wireless infrastructure may result in the inability of customers to take advantage of our integrated services and therefore may decrease the attractiveness of our collective services to current and potential customers.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

A majority of our customers authorize us to bill their credit card accounts directly for service fees that we charge. If people pay for our services with stolen credit cards, we have in the past and may in the future incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies' claims that the customer did not authorize the credit card transaction to purchase our service. If the number of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks and we could lose the right to accept credit cards for payment. We have also been affected by the credit card breaches at various retail stores, which have caused millions of consumers to cancel credit cards as a result of the breach. We have found that some consumers do not renew their services after a card cancellation, which can have a material negative impact on our revenue. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time.

While Ooma Inc. is currently in compliance with the applicable requirements of the Payment Card Industry Data Security Standard, or PCI, certain of Ooma's subsidiaries are currently not in compliance with all of the applicable technical PCI requirements. If we fail to become fully compliant or maintain compliance with current merchant standards, such as PCI, or fail to meet new standards, the credit card associations may fine us or, while unusual, may impose certain restrictions on our ability to accept credit cards or terminate our agreements with them, rendering us unable to accept credit cards as payment for our services. Our services have been in the past, and may also be in the future, subject to fraudulent or abusive usage in violation of applicable law or our acceptable use policies, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams, and other fraudulent schemes, any of which could result in our incurring substantial costs for the completion of calls. Although our customers are required to set passwords and Personal Identification Numbers, or PINs, to protect their accounts and may configure in which destinations international calling is enabled from their extensions, third parties have accessed and used our customers' accounts and extensions through fraudulent means in the past, and they may do so in the future, which also could result in substantial call completion and other costs for us. In addition, third parties may have attempted in the past, and may attempt in the future, to fraudulently induce employees or consultants into disclosing customer credentials and other account information. Communications fraud can result in unauthorized access to customer accounts and data, unauthorized use of customers' services, and charges to customers for fraudulent usage and expenses we must pay to carriers. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our services are subject to fraudulent usage.

Although we have implemented multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our paid customer base to significantly decrease, could have a material adverse effect on our results of operations, financial condition and ability to grow our business.

Accusations of infringement of intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the sectors in which we operate regarding intellectual property rights. In the past, we have been sued by third parties claiming infringement of their intellectual property rights and we were able to settle such litigation. However, we remain subject to infringement lawsuits from time to time, and we cannot assure you that we will be able to settle any such claims or, if we are able to settle any such claims, that the settlement will be on favorable terms. Our broad range of technology in our business may increase the likelihood that third parties will claim that we infringe their intellectual property rights.

We have in the past received, and may in the future receive, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Notwithstanding their merits, accusations and lawsuits like these often require significant time and expense to defend, may negatively affect customer relationships, may divert management's attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Certain technology necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering products and services incorporating the technology, which could materially and adversely affect our business and results of operations. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. Among other negative consequences, we could also be prohibited from using or selling certain products or services, prohibited from using certain processes, or required to redesign certain products or services, each of which could have a material adverse effect on our business and results of operations.

Any failure to obtain registration or protection of our intellectual property rights could materially and adversely affect our business.

We rely, in part, on patent, trademark, copyright and trade secret law to protect our intellectual property in the United States and abroad. We cannot assure you that the particular forms of intellectual property protection we seek, including business decisions about when to file patents and when to maintain trade secrets, will be adequate to protect our business. We seek to protect our technology, software, documentation and other information under trade secret and copyright law, which afford only limited protection. For example, improper disclosure of trade secret information by our current or former employees, consultants, third-party contractors, customers or vendors to the public or others who could make use of the trade secret information would likely preclude that information from being protected as a trade secret. Furthermore, any use of AI tools to create content or code that may be incorporated into our products or services may also impact our ability to obtain or successfully defend certain intellectual property rights.

We cannot predict whether our pending patent applications will result in issued patents or whether any issued patents will effectively protect our intellectual property. Even if a pending patent application results in an issued patent, the patent may be circumvented or its validity may be challenged in various proceedings in U.S. District Court, before the U.S. Patent and Trademark Office or before their foreign equivalents, such as reexamination, which may require legal representation and involve substantial costs and diversion of management time and resources. In addition, we cannot assure you that every significant feature of our solutions is protected by our patents, or that we will mark our products with any or all patents they embody. As a result, we may be prevented from seeking damages in whole or in part for infringement of our patents.

The unlicensed use of our brand, including domain names, by third parties could harm our reputation, cause confusion among our customers and impair our ability to market our products and services. Though we have registered numerous trademarks and service marks, have applied for registration of additional trademarks and service marks and have acquired a number of domain names in and outside the United States, if our applications receive objections or are successfully opposed by third parties, it will be difficult for us to prevent third parties from using our brand without our permission. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. There have been in the past, and may be in the future, instances where third parties have used our trade names, or have adopted confusingly similar trade names to ours. If we are not successful in protecting our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand.

We may not be able to protect or enforce our proprietary rights in the United States or internationally. We typically enter into confidentiality and invention assignment agreements with our employees, consultants, third-party contractors (including contractors located in Russia and the Philippines), customers and vendors in an effort to control access to use and distribution of our technology, software, documentation and other information. These agreements may not effectively prevent unauthorized use or disclosure of confidential information and may not provide an adequate remedy in the event of such unauthorized use or disclosure, and it may be possible for a third party to legally reverse engineer, copy or otherwise obtain and use our technology without authorization. In addition, such agreements may not adequately protect our proprietary rights in foreign countries, where effective intellectual property protection may be unavailable or limited. Our competitors may independently develop technologies similar or superior to our technology, duplicate our technology in a manner that does not infringe our intellectual property rights or design around any of our patents. Furthermore, detecting and policing unauthorized use of our intellectual property is difficult and resource-intensive. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or not, could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition and results of operations.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our services, billing our customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, ransomware attacks or other security breaches, energy blackouts, natural disasters, terrorism, war, telecommunication failures, and employee or other theft, as well as third-party provider failures. Any disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business.

We may implement enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems could come with its own set of cybersecurity risks. The implementation of new systems and enhancements to existing systems is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities and divert management attention. Any disruptions relating to our systems enhancements or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could materially and adversely affect our business. Even if we do not encounter these material and adverse effects, the implementation of these enhancements may be much costlier than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations and cash flows could be negatively impacted.

Our use of open source technology could impose limitations on our ability to commercialize our services.

We use open source software in our platforms on which our services operate. There is a risk that the owners of the copyrights in such software may claim that such licenses impose unanticipated conditions or restrictions on our ability to market or provide our services. If such owners prevail in such claim, we could be required to make the source code for our proprietary software (which contains our valuable trade secrets) generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our services, to re-engineer our technology, or to discontinue offering our services in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could cause us to discontinue our services, harm our reputation, result in customer losses or claims, increase our costs or otherwise materially and adversely affect our business and results of operations. If a copyright holder of such open source software were to allege we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions.

Regulatory and Tax Matters

Our services are subject to regulation and future legislative or regulatory actions could adversely affect our business and expose us to liability.

Federal Regulation. Our business is regulated by the FCC. As a communication services provider, we are subject to FCC regulations relating to privacy, disability access, law enforcement access, porting of numbers, revenue reporting, Federal USF contributions and other regulatory assessments, E-911, outage notifications, robocall mitigation, call traceback and know your customer requirements, and other matters. We may also be subject to potential liability for the illegal or fraudulent activities of our customers and end users. Although our terms and conditions prohibit illegal and fraudulent use of our services, our customers and end users may nonetheless engage in prohibited activities in violation of applicable law. If we do not comply with FCC rules and regulations, or if our customers and end users engage in illegal activity using our services, we could be subject to FCC enforcement actions, substantial fines, loss of licenses, repayment of funds, potential private right of actions and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may include a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to customers and could have a materially adverse impact on our revenue.

State Regulation. We are also subject to state consumer protection laws, as well as U.S. state, municipal and local sales, use, excise, utility user and ad valorem taxes, fees or surcharges. The imposition of such regulatory obligations or the imposition of additional taxes on our services could increase our cost of doing business and limit our growth.

International Regulation. Our international operations subject us to telecommunications, consumer protection, data privacy and other laws and regulations in the foreign countries where we offer our services. Our international operations are potentially subject to country-specific government regulation and related actions that may increase our costs and prevent us from offering or providing our products and services in certain countries. Certain of our services may be used by customers located in countries where VoIP and other forms of IP communications may be illegal or require special licensing. In countries where local laws and regulations prohibit (or come to prohibit) the use of our products, users may continue to use our products and services, which could subject us to costly penalties or governmental action adverse to our business and damaging to our brand and reputation, our international expansion efforts, or our business and operating results.

The adoption of additional 911 requirements by the FCC could increase our costs that could make our service more expensive, decrease our profit margins, or both.

We may not be able to comply with additional 911 requirements adopted by the FCC for interconnected VoIP providers, providers of enterprise telephone services, non-interconnected VoIP providers and texting providers. For example, beginning January 6, 2022, providers of non-fixed interconnected VoIP services were required to supply automated dispatchable location, if technically feasible, or either registered location information obtained by the customer or alternative location information. At present, we have no means to automatically identify the physical location of our customers. Our obligation to comply with the FCC's VoIP E-911 order and related costs puts us at a competitive disadvantage to VoIP service providers who are either not subject to the requirements or have chosen not to comply with the FCC's mandates. We cannot guarantee emergency calling service consistent with the VoIP E-911 order will be available to all of our customers, especially those accessing our services on a mobile device or from outside of the United States. The FCC's current E-911 requirements and changes to those requirements, including their impact on our customers due to service price increases or other factors, could have a material adverse effect on our business, financial condition or operating results. For example, we may incur additional costs in order to comply with the FCC's outage notification requirements effective April 15, 2025. In addition, customers may attempt to hold us responsible for any loss, damage, personal injury, or death suffered as a result of delayed, misrouted, or uncompleted emergency service calls or text messages, subject to any limitations on a provider's liability provided by applicable laws, regulations, and our customer agreements.

If we cannot comply with the FCC's rules imposing call signaling requirements on VoIP providers, we may be subject to fines, cease and desist orders, or other penalties.

The FCC's rules regarding the system of compensation for various types of traffic require, among other things, interconnected VoIP providers who originate interstate or intrastate traffic destined for the PSTN, to transmit the telephone number associated with the calling party to the next provider in the call path. Intermediate providers must pass unaltered calling party number or charge number signaling information they receive from other providers to subsequent providers in the call path. In addition, effective June 30, 2021, voice service providers in the United States were required to either fully implement "STIR/SHAKEN" technology on their entire networks or implement a robocall mitigation program on those portions of their networks that are not STIR/SHAKEN-enabled. Canada is also currently in the process of implementing STIR/SHAKEN requirements. Although we have implemented STIR/SHAKEN in the United States and are in the process of implementing STIR/SHAKEN in Canada, to the extent that we inadvertently pass traffic that does not have appropriate calling party number or charge number information, we could be subject to fines, cease and desist orders, or other penalties. Similarly, to the extent that we cannot authenticate our customers, their traffic may be more likely to be blocked or adversely labeled. Additionally, as a VoIP provider, we rely on the FCC to design rules that do not disadvantage our service relative to those of incumbent local exchange carriers and competitive local exchange carriers. Should the FCC decide to do so, it could result in an inferior user experience for Ooma's service, which may negatively impact our business.

We may not be able to comply with FCC rules governing completion of calls to rural areas and related reporting requirements.

The FCC's rules governing the completion of calls to rural areas and related reporting requirements require us, among other things, to monitor the performance of our intermediate providers – telecom companies we use to help complete telephone calls to rural areas and take steps to prevent rural call completion problems that may be caused by our intermediate providers, such as persistent low answer or completion rates, unexplained anomalies in performance, or repeated complaints to the FCC. Under certain circumstances, if our routing choices, meaning the intermediate providers we chose to help us complete calls to rural areas, result in lower quality service, we may be held liable for the actions taken by our intermediate providers. If we cannot comply with these rules, we could be subject to investigation and enforcement action and could be exposed to substantial liability. The FCC also has increased enforcement activity related to completion of calls to rural customers, and we could be subject to substantial fines and to conduct requirements that could increase our costs if we are the subject of an enforcement proceeding and cannot demonstrate calls from our customers to rural customers are completed at a satisfactory rate.

Failure to comply with communications and telemarketing laws could result in significant fines or place significant restrictions on our business.

We rely on a variety of marketing techniques in connection with our sales efforts, including telemarketing and email marketing campaigns. We also record certain telephone calls between our customers or potential customers and our sales and service representatives for training and quality assurance purposes. These activities are subject to a variety of state and federal laws such as the Telephone Consumer Protection Act of 1991 (also known as the Federal Do-Not-Call law, or the TCPA), the Telemarketing Sales Rule, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (also known as the CAN-SPAM Act) and various U.S. state laws regarding telemarketing and telephone call recording. The FCC continues to adopt and consider additional rules related to robocalling, robotexting, and autodialing. For example, in December 2023, the FCC adopted a one-to-one consent rule requiring companies to obtain consent from consumers to receive automated or robotic calls or texts only from one specific good or service provider at a time. These laws are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making our compliance efforts more challenging. For example, on January 24, 2025, the FCC postponed the one-to-one consent requirements until January 26, 2026, due to challenges to the new rule in the United States Court of Appeals for the Eleventh Circuit. We cannot be certain our efforts to comply with these laws, rules and regulations will be successful, or, if they are successful, that the cost of such compliance will not be material to our business. Changes to these or similar laws, or to their application or interpretation, or new laws, rules and regulations governing our communication and marketing activities could adversely affect our business. In the event that any of these laws, rules or regulations significantly restrict our business, we may not be able to develop adequate alternative communication and marketing strategies. Further, non-compliance with these laws, rules and regulations carries significant financial penalties and the risk of class action litigation, which would adversely affect our financial performance and significantly harm our reputation and our business.

The FCC has continued to increase regulation of interconnected VoIP services and may at any time determine certain VoIP services are telecommunications services subject to traditional common carrier regulation.

The FCC is considering, in various proceedings, issues arising from the transition from traditional copper networks to IP networks. The FCC is also considering whether interconnected VoIP services should be treated as telecommunications services, which could subject interconnected VoIP services to additional common carrier regulation. The FCC's efforts may result in additional regulation of IP network and service providers, which may negatively affect our business.

Reform of federal and state Universal Service Fund ("USF") programs could increase the cost of our service to our customers, diminishing or eliminating our pricing advantage.

The FCC and a number of states are considering modifications to USF programs, including the manner in which companies, like us, contribute to the federal USF program, and whether certain non-interconnected VoIP providers and broadband providers, among others, should contribute to the USF. If the FCC or certain states modify contribution obligations that continue to increase our contribution burden, we will either need to absorb the increased costs or raise the amount we currently collect from some of our customers to cover these obligations, which would either reduce our profit margins or diminish our price advantage. A number of states require us to contribute funds to state USF programs, while others are actively considering extending their programs to include the services we provide. We currently charge our customers certain fees and other surcharges, which may result in our services becoming less competitive as compared to those provided by others. If our pricing advantage is diminished or eliminated, or if we are required to absorb these increased costs and not pass-through to our customers, our results of operations would be negatively impacted.

Our products must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing products and/or services.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our unique hybrid SaaS connectivity platforms rely on communication standards such as SIP, SRTP and network standards such as TCP/IP and UDP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application and about the definition of the standards themselves. We also must comply with certain rules and regulations of the FCC regarding electromagnetic radiation and safety standards established by Underwriters Laboratories ("UL"), as well as similar regulations and standards applicable in other countries. In addition, the market acceptance of POTS replacement products such as Ooma AirDial will depend on compliance with industry standards such as National Fire Protection Association NFPA 72, UL 864 and American Society of Mechanical Engineers ASME A17.1B. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. We must comply with certain federal, state and local requirements regarding how we interact with our customers, including marketing practices, consumer protection, privacy, and billing issues, the provision of 9-1-1 emergency service and the quality of service we provide to our customers. The failure of our products and services to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony products, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving industry standards, contractual obligations and other legal rules related to privacy, which may increase our costs, decrease adoption and use of our products and services, and expose us to liability.

There are numerous U.S. federal, state and local, and foreign laws and regulations, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to data privacy and security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection ("Processing") of personal information and other customer data. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other rules, and their status remains uncertain.

In the United States and in other jurisdictions, a variety of regulations are currently being proposed that would increase restrictions on online service providers in the field of data privacy and security, and we believe that the adoption of such increasingly restrictive regulation is likely. For example, the California Consumer Privacy Act (the "CCPA") regulates the processing of personal data, which could result in civil penalties for violations. In addition, the California Privacy Rights Act ("CPRA") took effect on January 1, 2023 and an increasing number of states are adopting similar privacy laws. We will continue to monitor developments related to new privacy laws like the CPRA which will require us to incur additional costs and expenses in an effort to monitor and comply with such laws. Legislators and regulators in the United States and elsewhere are also increasingly focused on privacy protections for minors under 18 years of age. While we do not knowingly provide products or services directly to children under the age of 16, proposed legislation may impose new obligations on online services which may be accessed by older teens, including, in some cases, 16- and 17-year-old children.

In Canada, penalties for non-compliance with certain Canadian anti-spam legislation are considerable, including administrative monetary penalties of up to $10 million and a private right of action.

The EU has implemented strict laws that apply in connection with the Processing of personal information, and other customer data. Data protection regulators within the EU and other jurisdictions have the power to fine non-compliant organizations significant amounts and seek injunctive relief, including the cessation of certain data processing activities. For example, the EU's General Data Protection Regulation, or GDPR, provides for significant penalties for violations, including fines of up to 4% of the violating company's worldwide revenue. While the United Kingdom's Data Protection Act substantially implements the GDPR, the United Kingdom's exit from the European Union has created regulatory uncertainty, including the cross-border transfer of data. Such uncertainty may adversely impact the operations of our U.K. subsidiary by adding operational complexities and expenses. In addition, there is uncertainty about data transfer to the United States. For example, although the new U.S. Data Privacy Framework was formally approved by the European Commission in July 2023, the framework may still be invalidated by the Court of Justice of the European Union, which invalidated the framework's predecessor, the Privacy Shield Program, in 2020.

We have taken administrative, contractual and other measures designed to achieve compliance with applicable privacy laws and standards, but we cannot guarantee these measures are sufficient. Obligations and restrictions imposed by current and future applicable laws, regulations, contracts and industry standards, in particular as we continue to expand our international operations, may increase the cost of our operations, affect our ability to provide all the current features of our business, residential and mobile products and services and our customers' ability to use our products and services, and could require us to modify the features and functionality of our products and services. Such obligations and restrictions may limit our ability to Process data, and to allow our customers to Process data with others through our products and services. Failure to comply with such obligations could subject us to lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business.

Our customers may use our services to transmit and store protected health information, or PHI, that is protected under HIPAA. Noncompliance with laws and regulations relating to privacy such as HIPAA may lead to significant fines, penalties or liabilities. Our actual compliance, our customers' perception of our compliance, costs of compliance with such regulations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our service and reduce overall demand. Furthermore, privacy concerns, including the inability or impracticality of providing advance notice to customers of privacy issues related to the use of our services, may cause our customers' customers to resist providing the personal data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries.

In addition to government activity, privacy advocacy groups and industry groups have adopted and are considering the adoption of various self-regulatory standards and codes of conduct that may place additional burdens on us and our customers, which may further reduce demand for our services and harm our business. Our employees and personnel may also use generative AI technologies to perform their work, and the disclosure and use of personal information in such technologies is subject to various data privacy and security laws and obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs and regulatory investigations and actions. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Any failure by us to protect our users' privacy and data, including as a result of our systems being compromised by hacking or other malicious activity, could result in a loss of user confidence in our services and ultimately in a loss of users, which could materially and adversely affect our business. Our customers may also accidentally disclose their passwords, store them on a mobile device that is lost or stolen, or otherwise fall prey to attacks outside our system, creating the perception that our systems are not secure against third-party access. If our third-party contractors or vendors violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn have a material and adverse effect on our business.

Use or delivery of our services may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of internet voice communications heighten the risk that governments will regulate or impose new or increased fees or taxes on internet voice communications services. To the extent the use of our services continues to grow, regulators may be more likely to seek to regulate or impose new or additional taxes, surcharges or fees on our services. Similarly, advances in technology, such as improvements in locating the geographic origin of internet voice communications or applications of AI to our products and services, could cause our services to become subject to additional regulations, fees or taxes, or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more services, we may become subject to new regulations, taxes, surcharges or fees. Increased regulatory requirements, taxes, surcharges or fees on internet voice communications services, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business would suffer. Development and use of AI is subject to increasing regulation and scrutiny. Several jurisdictions around the globe, including certain U.S. states and the EU, have proposed, enacted, or are considering laws governing the development and use of AI. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. If we do not develop or incorporate AI in a manner in compliance with applicable and evolving regulations, and consistent with customer expectations, it may result in an adverse impact to our reputation, our business may be less efficient, or we may be at a competitive disadvantage. In addition, the tax status of our services could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of applicable taxes. Any such additional taxes could harm our results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party representatives for product testing, customs, export, and import matters outside of the United States. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to sell our products and services. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we devote resources to our U.S. and international compliance programs and have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments, such as controls over expenditures for foreign contractors, and collusive activity, our employees, partners, vendors, or agents may violate our policies. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources, significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

We are subject to governmental sanctions and export and import controls, economic embargoes and trade sanctions that could impair our ability to expand our business to, and compete in, international markets and could subject us to liability if we are not in compliance with applicable laws.

Our products and services are subject to export and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. U.S. export control laws and economic sanctions programs generally prohibit the export of certain products and services to countries, governments and persons subject to U.S. economic embargoes and trade sanctions unless a license, approval, or other authorization is obtained from the U.S. Government. Obtaining the necessary authorizations and licenses for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, government investigations, reputational harm, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers.

In addition, any changes in our products or services, or changes in applicable export, import, embargo and trade sanctions regulations, may create delays in the introduction and sale of our products and services in international markets or, in some cases, prevent the export or import of our products and services to certain countries, governments, or persons altogether. Any change in export, import, embargo, or trade sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export or sell our products and services to existing or potential customers with international operations. Any decreased use of our products and services or limitation on our ability to export or sell our products and services would likely adversely affect our business.

We may be subject to liabilities on past services for taxes, surcharges and fees.

We collect and remit state or municipal sales, use, excise, utility user and ad valorem taxes, fees, or surcharges on the charges to our customers for our services or goods in only those jurisdictions where we believe we have a legal obligation to do so or for business reasons to reduce risk. In addition, we have historically substantially complied with the collection of certain California sales/use taxes and financial contributions to the California 9-1-1 system (the Emergency Telephone Users Surcharge) and federal USF. With limited exceptions, we believe we are generally not subject to taxes, fees, or surcharges imposed by other state and municipal jurisdictions or that such taxes, fees, or surcharges do not apply to our services. There is uncertainty as to what constitutes sufficient "in-state presence" for a state or local municipality to levy taxes, fees and surcharges for sales made over the internet. Taxing authorities have in the past, and likely will in the future, challenge our position on the lack of enforceability of such taxes, fees and surcharges where we have no relevant presence, and audit our business and operations with respect to sales, use, telecommunications and other taxes, which could result in increased tax liabilities for us or our customers, which could materially and adversely affect our results of operations and our relationships with our customers. Finally, the application of other indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses, such as ours, is a complex and evolving area. The application of existing, new, or future laws, whether in the United States or internationally, could have adverse effects on our business, prospects, and results of operations. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expiration of, or lapses in, the research and development tax credit laws;

- expiration or non-utilization of net operating loss carryforwards;

- tax effects of share-based compensation;

- certain non-deductible expenses as a result of acquisitions;

- expansion into new jurisdictions;

- potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements; and

- changes in tax laws and regulations and accounting principles, or interpretations or applications thereof.

Our international operations are subject to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States could affect the tax treatment of our foreign earnings. Any changes in our effective tax rate could adversely affect our results of operations.

We may be unable to use some or all of our net operating loss carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

As of January 31, 2025, we had federal net operating loss carryforwards of approximately $25.1 million available to offset future income, of which the entirety may be carried forward indefinitely. We also had state net operating loss carryforwards of $70.5 million which will expire in various amounts beginning in fiscal 2030. Additionally, we have federal and research and development tax credit carryforwards that will begin to expire in fiscal 2030 and California research and development tax credit carryforwards with no expiration date. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations. No deferred tax assets have been recognized on our balance sheet related to these NOLs, as they are fully reserved by a valuation allowance. If we have previously had, or have in the future, one or more Section 382 "ownership changes", or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our results of operations.

Risks Related to Being a Public Company

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting. We expect that the requirements of these rules and regulations will continue to increase our compliance costs, make some activities more difficult, time-consuming and costly, and place significant demands on our financial and operational resources, as well as IT systems. Our control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected.

Our independent registered public accounting firm is required to and has issued an attestation report on the effectiveness of our internal control over financial reporting as of January 31, 2025. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and reliability of our financial reports, which would cause the price of our common stock to decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE.

Our actual operating results may differ significantly from our guidance.

From time to time, we plan to release earnings guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. Accordingly, we do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this report could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Risks Related to Ownership of Our Common Stock

Our stock price has been and may continue to be volatile, or may fluctuate or decline, resulting in a substantial loss of your investment.

Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; our operating and financial performance and prospects and the performance of other similar companies; the public's reaction to our press releases, other public announcements and filings with the SEC; significant transactions, or new features, products or services by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure of securities analysts to cover or track our common stock; media coverage of our business and financial performance; trends in our industry; any significant change in our management; sales of common stock by us, our investors or members of our management team; and changes in general market, economic and political conditions in the United States and global economies or financial markets, including as a result of public health crises and global conflicts, such Russia's ongoing invasion of Ukraine.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this "Risk Factors" section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us. In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. In the past, many companies that have experienced volatility in their stock price have become subject to securities class action litigation. We have been subject to this type of litigation in the past and may continue to be a target in the future. Securities litigation against us has resulted and could result in substantial costs and has and would divert our management's attention from other business concerns, any of which could harm our business.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse impact on investor confidence and employee retention.

Sales of a substantial number of shares of our common stock in the public market, or the perception these sales might occur, could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception these sales might occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. In addition, we have registered shares of common stock which we may issue under our employee stock plans and they may be sold freely in the public market upon issuance. We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, and investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If securities analysts do not publish or cease publishing research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock will be affected by any research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elect to cover us downgrade their evaluations of our stock or provide more favorable relative recommendations about our competitors, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause its price to decline.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, stockholders would receive a return on their investment in our common stock only if the market price of our common stock increases before they sell their shares.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;

- authorizing the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- prohibiting cumulative voting in the election of directors;

- providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- prohibiting stockholder action by written consent;

- limiting the persons who may call special meetings of stockholders; and

- requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporation Law may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors. These and other provisions in our amended and restated certificate of incorporation and our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. While the Delaware Supreme Court determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act of 1933, as amended, against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, and this may require significant additional costs associated with resolving such action in other jurisdictions.

We have been subject to class action litigation in the past, and may be subject to other litigation in the future.

The Company, its directors, and certain officers were named as defendants in a consolidated securities class action in connection with its initial public offering, and in October 2019, the Court dismissed the lawsuit with prejudice. In addition, in February 2021 the Company and Ooma Canada Inc. were named as defendants in a class action complaint in the Federal Court of Canada, alleging violations of Canada's Trademarks Act and Competition Act. In the future, especially following periods of volatility in the market price of our shares, additional purported class action or derivative complaints may be filed against us. The outcome of any pending and potential future litigation is difficult to predict and quantify and the defense of such claims or actions can be costly. In addition to diverting financial and management resources and general business disruption, we may suffer from adverse publicity that could harm our brand or reputation, regardless of whether the allegations are valid or whether we are ultimately held liable. A judgment or settlement that is not covered by or is significantly in excess of our insurance coverage for any claims, or our obligations to indemnify the underwriters and the individual defendants, could materially and adversely affect our financial condition, results of operations and cash flows.

General Risk Factors

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future growth and success depends, in part, on our continued ability to hire and retain highly skilled personnel. We believe there is, and will continue to be, intense competition for highly skilled technical, sales and other personnel with experience in our industry in the San Francisco Bay Area, where our headquarters is located, and in other parts of the United States and Canada. We have from time to time experienced, and we expect to continue to experience, challenges in hiring and retaining skilled personnel with appropriate qualifications. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we and/or our partners are unable to hire, retain and motivate the existing workforce or attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of existing and new services, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations such personnel have been improperly solicited or divulged proprietary or other confidential information.

The impact of any future global health crisis or pandemics could disrupt and cause harm to our business, operating results, or financial condition.

The occurrence of any global health crisis or pandemic could result in suspending travel and restrict the ability to do business in person, which could impact our sales and marketing efforts and our ability to attract new customers and successfully implement our services in a timely manner. In addition, any future global health crisis or pandemic could disrupt the operations of our customers, partners, contract manufacturers, suppliers and other third-party providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industry in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition and cash flows could be adversely affected.

Catastrophic events or political instability could disrupt and cause harm to our business, operating results, or financial condition.

Our corporate headquarters, offices, warehouses and one of our data center facilities are located in Northern California, a region that frequently experiences earthquakes. We also maintain an office in Boca Raton, Florida, an area that is prone to severe weather events, such as hurricanes. In addition, our third-party contract manufacturer facilities in China, Vietnam and other Asian countries and our sole third-party customer service and support facility in the Philippines are located on the Pacific Rim near known earthquake fault zones that are vulnerable to damage from earthquakes, tsunamis, volcanic eruptions and/or typhoons. We and our contractors are also vulnerable to other types of disasters, such as power loss, fire, floods, pandemics, cyber-attack, war (including ongoing geopolitical tensions related to Russia's actions in Ukraine), political or civil unrest and terrorist attacks and similar events that are beyond our control. In particular, we depend on third-party contractors located in Russia for engineering and software development services. We cannot assure you that our ability to continue transacting with third-party contractors in Russia will not be impacted by the effects of Russia's ongoing invasion of Ukraine and resulting international sanctions. If any disasters were to occur, our ability to operate our business could be seriously impaired, and we may endure system interruptions, reputational harm, loss of intellectual property, delays in our services development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could harm our future results of operations. Such events may also reduce demand for our products and services because of reduced global or national economic activity and can cause disruptions and extreme volatility in global financial markets, increase rates of default and bankruptcy, and impact levels of business and consumer spending. In addition, we do not carry earthquake insurance and we may not have adequate insurance to cover our losses resulting from other disasters or other similar significant business interruptions. Any significant losses not recoverable under our insurance policies could seriously impair our business and financial condition.

Climate change may have an impact on our business.

Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our offices and facilities in California have experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, heat waves, wildfires and power shutoffs associated with wildfire prevention. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, our third-party suppliers and our customers, and may cause us to experience higher churn, losses and additional costs to maintain or resume operations.

Additionally, climate change concerns and the potential resulting environmental impact may result in new or more stringent environmental, health, and safety laws and regulations that may affect us, our suppliers, and our customers. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers, or both incurring additional compliance costs that are passed on to us. These costs may adversely impact our results of operations and financial condition.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Risk Management, Governance and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Our board of directors as a whole oversees the Company's privacy and data security, including cybersecurity, risk exposures, policies and practices, and the steps management has taken to prevent, detect, monitor and control such risks and the potential impact of those exposures on our business, financial results, operations, and reputation. We have tools and protocols in place designed to prevent, detect and escalate security incidents within the Company.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. This process is owned by the Chief Information Security Officer ("CISO") and is supported by both management and our board of directors. Our CISO has served in various information technology and security leadership roles for over 30 years. He has a Master of Science degree in Electrical Engineering from Stanford University.

Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments and reviews. As part of our risk assessment process, we may perform cybersecurity risk evaluations when selecting applicable third-party vendors, suppliers, and other service providers. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive cybersecurity reviews of systems and applications, conduct employee phishing training, and monitor emerging laws and regulations related to data protection and information security.

We have implemented incident response and breach management processes. Notifications are made based on the level of threat of the incident. Incidents are evaluated to determine materiality as well as operational and business impact. Depending on the nature and severity of an incident, this process provides for escalating notification to our CEO and the board of directors.

The "Risk Factors" section includes further detail about the material cybersecurity risks we face. We believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date.

Although we continue to invest in cybersecurity and to enhance our internal controls and processes, we cannot guarantee these measures will be sufficient to protect us from a network security incident. For further information regarding the risks we face from cybersecurity threats refer to the "Risk Factors" within this Form 10-K.

ITEM 2. Properties

Our corporate headquarters are located in Sunnyvale, California and consists of leased office space totaling approximately 33,400 square feet. We lease additional office and warehouse space in the San Francisco Bay Area for various product development, operational and customer support purposes. We also lease offices in Boca Raton, Florida and several other locations throughout the United States as well as Vancouver, British Columbia.

We lease space from third-party data centers under co-location agreements that support our cloud infrastructure, the most significant locations being San Jose, California; Dallas, Texas; Ashburn, Virginia; as well as several locations domestically and internationally.

We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 7: Operating Leases of the accompanying notes of our consolidated financial statements for more information about our lease commitments.

ITEM 3. Legal Proceedings

For a discussion of legal proceedings, see Note 11: Commitments and Contingencies – Legal Proceedings in the notes to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K, which information is incorporated herein by reference.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock. Our common stock has been trading on the NYSE under the symbol "OOMA" since July 17, 2015.

Holders of Record. As of March 31, 2025, there were approximately 53 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy. We have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock.

Stock Price Performance Graph. The graph below compares the cumulative total return on our common stock with that of the NASDAQ Telecommunications Index and the NYSE. The graph assumes $100 was invested at the close of market on the last trading day of fiscal 2020 in our common stock, the NASDAQ Telecommunications Index and the NYSE, and its relative performance is tracked through January 31, 2025, the last trading day of our fiscal year 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ooma, Inc., the NYSE Composite Index and the NASDAQ Telecommunications Index

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of Ooma, Inc. under the Securities Act of 1933, as amended, or the Securities Act, except as shall be expressly set forth by specific reference in such filing. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.

Sales of Unregistered Securities. Not applicable.

Use of Proceeds. Not applicable.

Purchases of Equity Securities by Issuer and Affiliated Purchasers.

The following table presents information with respect to our repurchase of common stock during the quarter ended January 31, 2025.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands) [1][3]	
November 1, 2024 to November 30, 2024	—	$	—	—	$	1,964
December 1, 2024 to December 31, 2024	162,616	$	14.85	162,616	$	9,550
January 1, 2025 to January 31, 2025	—	$	—	—	$	9,550
Total	162,616	$	14.85	162,616		

[1] In June 2024, our board of directors authorized a common stock repurchase program of up to $4.0 million. In December 2024, our board of directors approved an increase to our share repurchase program of an additional $10.0 million. For further information, see Note 8. Stockholders' Equity to our financial statements for the fiscal year ended January 31, 2025. The Company withholds shares of common stock on behalf of certain employees in connection with the vesting of restricted stock unit awards issued to such employees to satisfy the minimum statutory tax withholding requirements. Although these withheld shares are not issued or considered common stock repurchases under our stock repurchase program and therefore are not included in the preceding table, they are treated as common stock repurchases in our financial statements as they reduce the number of shares that would have been issued upon vesting.

[2] Average price per share excludes excise taxes and broker's commissions.

[3] Amounts presented excludes excise taxes and broker's commissions on share repurchases.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Form 10-K. The last day of our fiscal year is January 31, and we refer to our fiscal year ended January 31, 2025 as fiscal 2025, our fiscal year ended January 31, 2024 as fiscal 2024 and our fiscal year ended January 31, 2023 as fiscal 2023. All other references to years are references to calendar years.

This section of this Form 10-K generally discusses fiscal 2025 and 2024 items and year-to-year comparisons between fiscal 2025 and 2024. Discussion regarding our financial condition and results of operations for fiscal 2024 as compared to 2023 is included in Item 7 of our Annual Report on Form 10-K for the year ended January 31, 2024, filed with the SEC on April 2, 2024 (the "FY2024 Form 10-K").

Executive Overview

Ooma provides leading communications services and related technologies that bring unique features, ease of use, and affordability to businesses and residential customers through our smart SaaS and unified communications platforms. For businesses of all sizes, we deliver advanced voice and collaboration features including messaging, intelligent virtual attendants, and video conferencing to help them run more efficiently. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality and integration with mobile devices.

We generate revenues primarily from the sale of subscriptions and other services for our business and residential communications solutions. We generate our product and other revenue from the sale of our on-premise devices and end-point devices. We primarily offer our solutions in the United States and Canada, with limited offerings in certain other countries.

We refer to Ooma Office, Ooma Enterprise, Ooma AirDial, 2600Hz, and OnSIP collectively as Ooma Business. Ooma Residential includes Ooma Telo basic and premier services, as well as Ooma Telo LTE services. See Item 1. Business above for additional information regarding our business, including products and services offered, competitive market and regulatory matters.

Fiscal 2025 Financial Performance

- Total revenue was $256.9 million, up 8% year-over-year, primarily driven by the continued growth of Ooma Business and the acquisition of 2600Hz in late October 2023.

- Subscription and services revenue from Ooma Business grew 13% year-over-year, driven by user growth.

- Total gross margin was 61%, down from 62% in fiscal 2024.

- GAAP net loss was $6.9 million, compared to a net loss of $0.8 million in fiscal 2024,

- GAAP net loss for fiscal 2024 includes tax benefit for the release of a $3.1 million valuation allowance resulting from the recording of certain intangible assets associated with the acquisition of 2600Hz, as well as a $1.0 million gain on consolidation of facility costs, partially offset by $0.7 million in acquisition related costs and $0.5 million of certain restructuring costs, which did not recur in fiscal 2025.

- Non-GAAP net income was $18.0 million, compared to $15.4 million in fiscal 2024.

- Adjusted EBITDA was $23.3 million, or 9% of revenue, compared to $19.8 million in fiscal 2024.

- Cash flow provided by operating activities was $26.6 million, compared to $12.3 million in fiscal 2024.

- As of January 31, 2025, we had total cash and cash equivalents of $17.9 million, up $0.4 million from $17.5 million as of January 31, 2024.

- As of January 31, 2025, we had no outstanding debt, compared to $16.0 million as of January 31, 2024.

Reconciliations of non-GAAP adjusted measures to the most directly comparable GAAP measures are presented below under Adjusted EBITDA and Non-GAAP Financial Measures.

Key Factors Affecting Our Performance

Our historical financial performance and key business metrics have been, and we expect that our financial performance and key business metrics in the future will be, primarily driven by the following factors:

Core user growth. Our growth in the number of core users, a key business metric defined below, is a key indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue, especially Ooma Business.

Low core user churn. We believe that maintaining our current low core user churn for Ooma Business and Ooma Residential is an important factor in our ability to continue to improve our financial performance and is a distinguishing advantage over many of our competitors. We focus on providing high-quality services and support to our users so they remain with us.

Growth in additional services and products. We believe that there is significant opportunity for us to increase the additional subscription and services that our customers purchase from us in both the business and residential markets, which generates more value to Ooma over the life of our customer relationship. We are investing in Ooma Business to develop additional features to continue our momentum serving businesses of all sizes and further increase our average revenue per user. We continue to see a large market opportunity to capitalize on Ooma AirDial as an integrated solution for businesses to replace legacy copper-wire analog phone service.

Investing in long-term revenue growth. We believe that our total addressable market opportunity is large and we intend to continue significantly investing in sales and marketing to grow our user base in multiple verticals and channels. We expect the domestic and international markets in which we conduct our business will remain highly competitive. We plan to work together with our strategic partners to explore and pursue potential growth opportunities related to the market transition to 5G internet. We expect to continue investing in research and development to enhance our platforms and develop additional connected services and products, as well as launch our Ooma Business services in a number of international countries. We may evaluate additional possible acquisitions of businesses, products and technologies that are complementary to our business.

Key Business Metrics

We review the key metrics below to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions (in thousands, except percentages):

	As of January 31,					
	2025		**2024**		**2023**	
Core users		1,234		1,243		1,210
Annualized exit recurring revenue (AERR)	$	234,086	$	227,500	$	206,700
Net dollar subscription retention rate [(1)]		98%		99%		99%
Adjusted EBITDA	$	23,257	$	19,842	$	17,395

[(1)] Revised January 31, 2023 due to new methodology as described below

Core Users decreased year-over-year, which was primarily driven by a decline in Ooma Residential users, partially offset by an increase in Ooma Business users. As of January 31, 2025, Ooma Business users comprised approximately 41% of our total core users, up from 39% as of January 31, 2024. We believe that the number of our core users is an indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue. We define our core users as the number of active residential user accounts and business user extensions (excluding Talkatone and 2600Hz users). We believe that the relationship that we establish with our core users positions us to sell additional premium communications services and other new connected services to them.

Annualized Exit Recurring Revenue ("AERR") grew year-over-year due to an increase in the average revenue per core user, which was largely driven by an increasing mix of business users. We believe that AERR is an indicator of recurring subscription and services revenue for near-term future periods. We estimate our AERR by dividing our recurring quarterly subscription revenue from our core users by the average number of core users each quarter and annualize by multiplying by four. We then multiply that result by the number of core users at the end of the period to calculate AERR. Beginning in the third quarter of fiscal 2024, AERR includes annual recurring revenue from 2600Hz.

Net Dollar Subscription Retention Rate

Effective in the first quarter of fiscal 2024, we transitioned to a new calculation methodology for our net dollar subscription retention rate ("NDRR") as discussed below. Since the majority of our subscription revenue is now generated from Ooma Business customers, we believe the new methodology better reflects our operational performance during the reporting period and is more in alignment with the reporting of our industry peers. We believe that our net dollar subscription retention rate provides insight into our ability to retain and grow our subscription and services revenue and is an indicator of the long-term value of our customer relationships and the stability of our revenue base.

Prior to fiscal 2024, we calculated NDRR as a function of the year-over-year growth in average revenue per user and churn as further discussed in the FY2023 Form 10-K. Under the new methodology, we define our NDRR as (i) one plus (ii) the quotient of Net Dollar Change (as defined below) divided by Average Monthly Recurring Subscription Revenue (as defined below). We define "Net Dollar Change" as the quotient of (i) the difference of our Monthly Recurring Subscription Revenue (as defined below) at the end of a period minus our Monthly Recurring Subscription Revenue at the beginning of a period minus our Monthly Recurring Subscription Revenue at the end of the period from new customers we added during the period, all divided by (ii) the number of months in the period. We define our Average Monthly Recurring Subscription Revenue as the average of the Monthly Recurring Subscription Revenue at the beginning and end of the measurement period. "Monthly Recurring Subscription Revenue" is defined as recurring subscription amounts from Ooma Residential and Ooma Business customers at the end of the most recent month, excluding recurring revenue from 2600Hz.

For example, if our Monthly Recurring Subscription Revenue was $115 at the end of a quarterly period and $100 at the beginning of the period, and $18 at the end of the period from new customers we added during the period, then the Net Dollar Change would be equal to ($1.00), or the amount equal to the difference of $115 minus $100 minus $18, all divided by three months. Our Average Monthly Recurring Subscription Revenue would equal $107.5, or the sum of $115 plus $100, divided by two. Our NDRR would then equal 99.1%, or approximately 99%, or one plus the quotient of the Net Dollar Change divided by the Average Monthly Recurring Subscriptions.

NDRR declined slightly year-over-year due to user churn offset by an increase in Average Monthly Recurring Subscription Revenue.

Adjusted EBITDA increased year-over-year in line with our revenue growth, representing approximately 9% and 8% of our total revenues for fiscal 2025 and fiscal 2024, respectively. We use Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) to manage our business, evaluate our performance and make planning decisions. We consider this metric to be a useful measure of our operating performance, because it contains adjustments for unusual events or factors that do not directly affect what management considers being the core operating performance, and are used by our management for that purpose. We also believe this measure enables us to better evaluate our performance by facilitating a meaningful comparison of our core operating results in a given period to those in prior and future periods. Investors often use similar measures to evaluate the operating performance with competitors. Adjusted EBITDA represents net income before interest and other income, income taxes, depreciation and amortization of capital expenditures, amortization of intangible assets and acquisition related costs, stock-based compensation and related taxes, litigation costs, restructuring costs, gain on note conversion, and facilities consolidation (gain) charges.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not consider the impact of income tax provisions or benefits, other income/expense, stock-based compensation and related taxes, amortization of intangible assets and acquisition-related costs, restructuring costs and costs that are not recurring in nature; and
- Adjusted EBITDA does not consider any expenses for assets being depreciated and amortized that are necessary to our business; although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;
- Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

The following table provides a reconciliation of GAAP net loss to Adjusted EBITDA for the periods indicated (in thousands):

| | Fiscal Year Ended January 31, | | |
	2025	2024	2023
GAAP net loss	$ (6,901)	$ (835)	$ (3,655)
Reconciling items:			
Interest and other income, net	181	(1,188)	(332)
Income tax provision (benefit)	760	(1,978)	(1,770)
Depreciation and amortization of capital expenditures	4,294	4,318	3,771
Amortization of intangible assets and acquisition-related costs	5,767	4,594	3,824
Stock-based compensation and related taxes	18,217	15,110	14,155
Litigation costs	340	300	—
Restructuring costs	1,579	477	—
Gain on note conversion	(980)	—	—
Facilities consolidation (gain) charges	—	(956)	1,402
Adjusted EBITDA	$ 23,257	$ 19,842	$ 17,395

Components of Results of Operations

Revenue

Subscription and services revenue is derived primarily from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services and, to a lesser extent, from payments associated with our Talkatone mobile application and prepaid international calls. We expect our subscription and services revenue to grow as we expand our core user base, driven primarily by growth in Ooma Business. We expect revenues from Ooma Business will continue to account for most of our revenue for the foreseeable future.

Product and other revenue consists primarily of sales of our on-premise devices and end-point devices used in connection with our services, including shipping and handling fees for our direct customers.

Cost of revenue and gross margin

Cost of subscription and services revenue includes payments made for third-party network operations and telecommunications services; certain telecom taxes and fees, including Federal Universal Service Fund ("USF") contributions; credit card processing fees; costs to build out and maintain data centers; depreciation and maintenance of servers and equipment; personnel costs associated with customer care and network operations support; amortization of certain acquired intangible assets, and allocated overhead costs.

Cost of product and other revenue includes the costs associated with the manufacturing of our on-premise devices and end-point devices, including Ooma AirDial, as well as personnel costs for employees and contractors, costs related to porting our customers' phone numbers to our service, shipping and handling costs, tariffs imposed on imported product and allocated overhead costs.

Subscription and services gross margin may fluctuate from period-to-period based on the interplay of a number of factors, including revenue mix and fluctuations in the costs described above. We expect our subscription and services gross margin to increase over the long-term, primarily as we achieve scale efficiencies and as Ooma Business revenue becomes a larger majority of total subscription revenue.

Product and other gross margin may fluctuate from period-to-period based on a number of factors, including total units shipped as compared to the direct costs of production and relatively fixed personnel costs incurred. We sell our on-premise devices at aggressive price points to facilitate the adoption of our platforms and services. Additionally, some product costs have become subject to significantly higher pricing due to supply chain constraints in the global macroeconomic environment and increasing tariffs, as well as certain components becoming subject to end-of-life, and we may not be able to fully offset such higher costs through price increases. Another factor is the high AirDial installation costs due to ramp up efforts. Accordingly, we expect our product and other gross margin will continue to be negatively impacted by these higher component costs and AirDial installation costs. We expect our product and other gross margin to continue to be negative for the foreseeable future.

Our subscription and services gross margin is significantly higher than product and other gross margin. As a result, any significant change in revenue mix will cause our total gross margin to change. For example, in periods where we sell significantly more on-premise devices or other products, we would expect our total gross margin to be impacted.

Operating expenses

Sales and marketing expenses consist primarily of personnel costs for employees and contractors, advertising and marketing costs, sales commissions paid to internal sales personnel and third parties, amortization of capitalized sales commissions, amortization of acquired customer relationship intangible assets, travel expenses and allocated overhead costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to grow our business.

Research and development expenses are focused on developing new and expanded features for our solutions and improvements to our platforms and backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including third-party development, and allocated overhead costs. We expect our research and development expenses to increase in absolute dollars as we continue to grow our business.

General and administrative expenses consist of personnel costs for our finance, legal, human resources and other administrative employees and contractors, as well as professional service fees, certain acquisition-related costs, and allocated overhead costs. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business.

Consolidated Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated (in thousands):

	Fiscal Year Ended January 31,					
		2025		2024		2023
Revenue:						
Subscription and services	$	238,641	$	221,624	$	199,105
Product and other		18,211		15,113		17,060
Total revenue		256,852		236,737		216,165
Cost of revenue:						
Subscription and services		71,199		63,667		54,499
Product and other		29,635		25,838		24,018
Total cost of revenue		100,834		89,505		78,517
Gross profit		156,018		147,232		137,648
Operating expenses:						
Sales and marketing		77,325		73,503		69,671
Research and development		54,287		49,935		45,939
General and administrative		31,346		27,795		27,795
Total operating expenses		162,958		151,233		143,405
Loss from operations		(6,940)		(4,001)		(5,757)
Interest and other income, net		799		1,188		332
Loss before income taxes		(6,141)		(2,813)		(5,425)
Income tax (provision) benefit		(760)		1,978		1,770
Net loss	$	(6,901)	$	(835)	$	(3,655)

Cost of revenue and operating expenses included stock-based compensation expense and related payroll taxes as follows (in thousands):

	Fiscal Year Ended January 31,					
		2025		2024		2023
Cost of revenue	$	1,049	$	1,026	$	986
Sales and marketing		3,969		2,276		2,068
Research and development		5,589		4,876		4,713
General and administrative		7,610		6,932		6,388
Total stock-based compensation expense	$	18,217	$	15,110	$	14,155

Comparison of fiscal years 2025, 2024 and 2023 (dollars in tables are in thousands):

Revenue

| | | Fiscal Year Ended January 31, | | | | | | Change | |
		2025		2024		2023		2025 vs. 2024	
Revenue:									
Subscription and services	$	238,641	$	221,624	$	199,105	$	17,017	8 %
Product and other		18,211		15,113		17,060		3,098	20 %
Total revenue	$	256,852	$	236,737	$	216,165	$	20,115	8 %
Percentage of revenue:									
Subscription and services		93%		94%		92%			
Product and other		7%		6%		8%			
Total		100%		100%		100%			

Fiscal 2025 Compared to Fiscal 2024

We derived approximately 61% and 58% of our total revenue from Ooma Business and approximately 36% and 40% from Ooma Residential in fiscal 2025 and 2024, respectively.

Subscription and services revenue increased $17.0 million or 8% year-over-year, primarily attributable to an increase in the average revenue per core user, driven by organic growth, which was in part due to higher sales to our Office and Enterprise customers, revenue contributed from 2600Hz, which we acquired at the end of third quarter of fiscal 2024, and an increase in AirDial lines.

Product and other revenue increased $3.1 million or 20% year-over-year, primarily attributable to the increase of AirDial units shipped, sale of accessories to Ooma Enterprise customers, and professional service revenue from 2600Hz.

Cost of Revenue and Gross Margin

| | | Fiscal Year Ended January 31, | | | | | | Change | |
		2025		2024		2023		2025 vs. 2024	
Cost of revenue:									
Subscription and services	$	71,199	$	63,667	$	54,499	$	7,532	12 %
Product and other		29,635		25,838		24,018		3,797	15 %
Total cost of revenue	$	100,834	$	89,505	$	78,517	$	11,329	13 %
Gross margin:									
Subscription and services		70 %		71 %		73 %			
Product and other		(63)%		(71)%		(41)%			
Total		61 %		62 %		64 %			

Fiscal 2025 Compared to Fiscal 2024

Subscription and services gross margin of 70% decreased year-over-year from 71%. Cost of subscription and services revenue increased $7.5 million or 12% year-over-year, primarily due to a $2.7 million increase in infrastructure costs, a $1.6 million increase in personnel and contractor related costs, a $1.6 million increase in regulatory fees, a $1.8 million increase in intangible amortization expense and a $0.5 million increase in credit card processing fees, partially offset by a $0.5 million decrease in software and license costs and a $0.2 million decrease in travel costs. Overall, the year-over-year increase in the cost of subscription and services reflects both organic growth and growth related to our acquisition of 2600Hz in fiscal 2025.

Product and other revenue gross margin improved to negative 63% from negative 71% in the prior year period, primarily due to the depletion of certain higher cost components that we procured in prior fiscal years to stay ahead of pandemic driven supply chain issues.

Operating Expenses

	Fiscal Year Ended January 31,			Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	
Sales and marketing	$ 77,325	$ 73,503	$ 69,671	$ 3,822	5 %
Research and development	54,287	49,935	45,939	4,352	9 %
General and administrative	31,346	27,795	27,795	3,551	13 %
Total operating expenses	$ 162,958	$ 151,233	$ 143,405	$ 11,725	8 %

Fiscal 2025 Compared to Fiscal 2024

Sales and marketing expenses increased $3.8 million or 5% year-over-year, primarily due to a $4.7 million increase in personnel and contractor related costs, and a $0.6 million increase in commission costs, partially offset by a $1.5 million decrease in advertising and marketing expense.

Research and development expenses increased $4.4 million or 9% year-over-year, primarily due to a $3.8 million increase in personnel and contractor related costs, driven by higher headcount, a $0.7 million increase in restructuring costs, and a $0.1 million increase in allocated overhead costs, partially offset by a $0.2 million decrease in hosting costs.

General and administrative expenses increased $3.6 million or 13% year-over-year, primarily due to a $2.9 million increase in personnel-related costs, driven by higher headcount, an absence of a $1.0 million facility consolidation gain which did not recur in fiscal year 2025, a $0.3 million increase in restructuring costs, and a $0.3 million increase in allocated overhead costs, partially offset by a $0.9 million decrease in acquisition-related costs.

A significant portion of the year-over-year increase in personnel-related costs and amortization of intangible assets for operating expenses was due to the 2600Hz acquisition near the end of the third quarter of fiscal 2024.

Income Taxes

We recorded an income tax benefit of $3.1 million in fiscal 2024, offset by $1.1 million of income tax expense in fiscal 2024. The income tax benefits were related to certain preexisting deferred tax assets realized because of deferred tax liabilities assumed in our acquisition of 2600Hz in fiscal 2024, which did not recur in fiscal 2025.

Other Non-GAAP Financial Measures

This Form 10-K contains certain non-GAAP financial measures, including non-GAAP net income and Adjusted EBITDA. These non-GAAP financial measures are presented to provide investors with additional information regarding our financial results and core business operations. Non-GAAP financial measures are presented for supplemental informational purposes only to aid an understanding of our operating results and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from non-GAAP financial measures presented by other companies. A limitation of the non-GAAP financial measures presented is that the adjustments relate to items that the Company generally expects to continue to recognize. The adjustment of these items should not be construed as an inference that the adjusted expenses or gains are unusual, infrequent or non-recurring. Therefore, both GAAP financial measures of Ooma's financial performance and the respective non-GAAP measures should be considered together. See page 57 for a discussion of Adjusted EBITDA.

The following table presents a reconciliation of GAAP net loss to non-GAAP net income for the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
GAAP net loss	$ (6,901)	$ (835)	$ (3,655)
Stock-based compensation and related taxes	18,217	15,110	14,155
Amortization of intangible assets and acquisition-related costs	5,767	4,403	3,824
Litigation costs	340	300	—
Restructuring costs	1,579	477	—
Gain on note conversion	(980)	—	—
Acquisition-related income tax benefit	—	(3,131)	(2,133)
Facilities consolidation (gain) charges	—	(956)	1,402
Non-GAAP net income	$ 18,022	$ 15,368	$ 13,593

Liquidity and Capital Resources

Our material cash requirements are discussed below under "Contractual Obligations and Commitments." As of January 31, 2025, we had $17.9 million of total cash and cash equivalents and borrowing capacity of $30.0 million under our Credit Agreement, which we believe will be sufficient to meet our cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the introduction of new and enhanced offerings, the timing and extent of our sales and marketing activities and research and development expenditures, the expansion of our business internationally and other factors. We may in the future make investments in or acquisitions of businesses or technologies, which may require the use of cash.

The following table summarizes cash flow information for the periods indicated (in thousands):

	Fiscal Year Ended		
	January 31, 2025	January 31, 2024	January 31, 2023
Net cash provided by operating activities	$ 26,606	$ 12,273	$ 8,773
Net cash used in investing activities	(6,447)	(35,328)	(6,146)
Net cash (used in) provided by financing activities	(19,824)	16,454	1,843
Net increase (decrease) in cash and cash equivalents	$ 335	$ (6,601)	$ 4,470

Operating Activities

The following table provides selected cash flow information for the periods indicated (in thousands):

	Fiscal Year Ended		
	January 31, 2025	January 31, 2024	January 31, 2023
Net loss	$ (6,901)	$ (835)	$ (3,655)
Non-cash charges	30,313	21,735	22,245
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	1,824	(2,587)	434
Decrease (increase) in inventories and deferred inventory costs	6,639	6,341	(12,333)
Increase in prepaid expenses and other assets	(2,659)	(2,280)	(2,460)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(2,163)	(9,579)	4,509
(Decrease) Increase in deferred revenue	(447)	(522)	33
Net cash provided by operating activities	$ 26,606	$ 12,273	$ 8,773

For fiscal 2025, our net loss of $6.9 million included non-cash items of $30.3 million primarily related to stock-based compensation, operating lease expense, depreciation and amortization expense and gain on note conversion. Operating asset and liability changes for fiscal 2025 included:

- a decrease of $1.8 million in accounts receivable due to the timing of cash collections;

- a decrease of $6.6 million in inventories and deferred inventory costs;

- an increase of $2.7 million in prepaid expenses and other current and non-current assets primarily due to the capitalization of sales commissions and the timing of prepayments; and
- a net decrease of $2.2 million in accounts payable, accrued expenses and other liabilities due to the timing of payments
- a decrease of $0.4 million in deferred revenue.

Cash provided by operating activities for fiscal 2025 increased $14.3 million year-over-year, which primarily reflected working capital impacts resulting from the timing of payments. Although we have generated cash from operations in recent periods, our operating cash flow may not remain positive in the future as we continue to invest in efforts to scale our business.

Investing Activities

Cash used in investing activities was $6.4 million for fiscal 2025, which consisted of capital expenditures of $6.4 million. Cash used in investing activities was $35.3 million for fiscal 2024, which consisted of cash consideration paid for the 2600Hz business acquisition of $32.2 million, and capital expenditures of $6.2 million, partly offset by proceeds of $2.8 million from maturities of short-term investments. We did not have any acquisitions in fiscal 2025.

Financing Activities

Cash used in financing activities was $19.8 million for fiscal 2025, which consisted of $16.0 million in debt repayments, payments of $4.4 million related to shares repurchased for tax withholdings on vesting of RSUs, and payments of $4.5 million under our stock repurchase plan, offset by proceeds of $5.1 million from the issuance of common stock from our ESPP and stock option exercises. Cash used in financing activities increased $36.3 million year-over-year, which primarily reflected a borrowing of $18.0 million under our Credit Agreement for the 2600Hz acquisition in fiscal 2024, which did not recur in fiscal 2025, and repayments of borrowings outstanding under our Credit Agreement in fiscal 2025.

Revolving Credit Facility

In October 2023, we entered into a credit and security agreement with certain banks that provides for a secured revolving credit facility under which we may borrow up to an aggregate of $30.0 million and, subject to certain conditions, may be increased to up to $50.0 million. As of January 31, 2025, we had zero outstanding borrowings and were in compliance with all loan covenants.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for our headquarters located in Sunnyvale, California, as well as office space and co-location data center facilities in several locations. As of January 31, 2025, our total future expected payment obligations under non-cancelable operating leases with initial terms longer than one year were approximately $19.1 million, with payments of $3.8 million due in the next 12 months and $15.3 million due thereafter. See Note 7: *Operating Leases* in the notes to our consolidated financial statements.

As of January 31, 2025 and 2024, non-cancelable inventory purchase commitments to our contract manufacturers and other suppliers totaled approximately $6.2 million and $1.1 million, respectively. Additionally, we have a non-cancelable service agreement with a telecommunications provider pursuant to which we are obligated to total minimum purchase commitments of $11.9 million between March 2024 and February 2029, of which $10.2 million was outstanding as of January 31, 2025, and a non-cancelable service agreement with a cloud service provider pursuant to which we are obligated to total annual minimum purchase commitments of $1.1 million between March 2024 and February 2025, of which $0.1 million was outstanding as of January 31, 2025.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and the related disclosures. We base our estimates on historical experience and on other assumptions we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates. Note 2 to the notes to consolidated financial statements of this Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

Subscription and services revenue is derived primarily from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services. Subscription revenue is generally recognized ratably over the contractual service term. Product and other revenue is primarily generated from the sale of on-premise devices and end-point devices, including shipping and handling fees for our direct customers. We recognize product and other revenue from sales to direct end-customers and channel partners at the point in time that control transfers.

Our contracts with customers typically contain multiple performance obligations that consist of communications services and related products. Judgment is required to properly identify the accounting units of multiple performance obligations and to determine the manner in which revenue should be allocated among the obligations. Individual performance obligations are accounted for separately if they are distinct. The contract transaction price is then allocated to the separate performance obligations on a relative stand-alone selling price ("SSP") basis. We determine the SSP for our communications services based on observable historical stand-alone sales to customers, for which we require that a substantial majority of selling prices fall within a reasonably narrow pricing range. We determine the SSP for our on-premise devices and end-point devices based upon our best estimates and judgments, considering company-specific factors such as pricing strategies, discounting practices, and estimated product and other costs. The determination of SSP is made through consultation with and approval by our management. As our business offerings evolve over time, we may be required to modify our estimated selling prices in subsequent periods, and the timing of our revenue recognition could be affected.

Our distribution agreements with channel partners typically contain clauses for price protection and right of return. We record reductions to revenue for estimated product returns from end users and customer sales incentives at the time the related revenue is recognized. Product returns and customer sales incentives are estimated based on our historical experience, current trends and expectations regarding future experience. Trends are influenced by product life cycles, new product introductions, market acceptance of products, the type of customer, seasonality and other factors. Product return and sales incentive rates may fluctuate over time but are sufficiently predictable to allow our management to estimate expected future amounts. If actual future returns and sales incentives differ from past experience, additional reserves may be required. To date, actual results have not been materially different from our estimates.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of actual cost and net realizable value on a first-in, first-out basis. At each balance sheet date, we determine excess or obsolete inventory write-downs based on multiple factors, including: forecast demand for our products within a specified time horizon, generally 12 months, product acceptance and competitiveness in the marketplace, product life cycles, product development plans, and current and historical sales levels. Inventory write-downs for excess and obsolete inventory are recorded in cost of goods sold within the consolidated statement of operations during the period in which such write-downs are determined as necessary by management. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. This would have a negative impact on our gross margin in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of product and other revenue resulting in a net benefit to our gross margin in that period.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents. Due to the nature of these instruments, we do not believe that an immediate 10% shift in interest rates would have a material effect on interest income or expense.

Foreign Currencies

To date, our revenue has been primarily denominated in U.S. dollars with a small portion denominated in Canadian dollars. As a result, some of our revenue is subject to fluctuations due to changes in the Canadian dollar relative to the U.S. dollar. Substantially all of our operating expenses have been denominated in U.S. dollars. The functional currency for all of our entities is the U.S. dollar. To date, gains and losses from foreign currency transactions have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. A hypothetical 10% increase or decrease in overall foreign currency rates would not have had a material impact on our consolidated financial statements. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

ITEM 8. Consolidated Financial Statements and Supplementary Data

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Ooma, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ooma, Inc. and subsidiaries (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over subscription revenue

As discussed in Note 2 to the consolidated financial statements, the Company derives its revenue from subscription and services revenue as well as product and other revenue. The Company's subscription revenue recognition process is automated, and revenue is recorded through reliance on customized and proprietary information technology (IT) systems. The Company recorded $238.6 million of subscription and services revenue for the year ended January 31, 2025.

We identified the evaluation of the sufficiency of audit evidence over certain subscription revenue as a critical audit matter. This matter required especially subjective auditor judgment because the revenue recognition process is automated and reliant upon complex IT systems. Involvement of IT professionals with specialized skills and knowledge was required to assist with the determination of IT systems subject to testing and the performance of certain procedures.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over subscription revenue, including the determination of the IT systems subject to testing. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's subscription revenue process. We involved IT professionals with specialized skills and knowledge, who assisted in the determination and testing of certain IT general and application controls that are used by the Company in its subscription revenue recognition process. We assessed the recorded subscription revenue by comparing revenue to underlying cash receipts. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Santa Clara, California
April 1, 2025

OOMA, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

		January 31, 2025		January 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	17,871	$	17,536
Accounts receivable, net		8,040		9,864
Inventories		13,068		19,782
Other current assets		17,198		16,497
Total current assets		56,177		63,679
Property and equipment, net		11,982		9,897
Operating lease right-of-use assets		15,311		17,041
Intangible assets, net		22,184		27,952
Goodwill		23,069		23,069
Other assets		20,472		17,615
Total assets	$	149,195	$	159,253
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	6,007	$	7,848
Accrued expenses and other current liabilities		29,067		26,586
Deferred revenue		16,586		17,041
Total current liabilities		51,660		51,475
Long-term operating lease liabilities		12,234		13,676
Debt, net of current portion		—		16,000
Other long-term liabilities		23		15
Total liabilities		63,917		81,166
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Preferred stock $0.0001 par value: 10 million shares authorized; none issued and outstanding		—		—
Common stock $0.0001 par value: 100 million shares authorized; 27.2 million and 26.0 million shares issued and outstanding, respectively		5		5
Additional paid-in capital		225,452		211,361
Accumulated other comprehensive loss		—		(1)
Accumulated deficit		(140,179)		(133,278)
Total stockholders' equity		85,278		78,087
Total liabilities and stockholders' equity	$	149,195	$	159,253

See notes to consolidated financial statements.

OOMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except shares and per share data)

	Fiscal Year Ended January 31,		
	2025	2024	2023
Revenue:			
Subscription and services	$ 238,641	$ 221,624	$ 199,105
Product and other	18,211	15,113	17,060
Total revenue	256,852	236,737	216,165
Cost of revenue:			
Subscription and services	71,199	63,667	54,499
Product and other	29,635	25,838	24,018
Total cost of revenue	100,834	89,505	78,517
Gross profit	156,018	147,232	137,648
Operating expenses:			
Sales and marketing	77,325	73,503	69,671
Research and development	54,287	49,935	45,939
General and administrative	31,346	27,795	27,795
Total operating expenses	162,958	151,233	143,405
Loss from operations	(6,940)	(4,001)	(5,757)
Interest and other income, net	799	1,188	332
Loss before income taxes	(6,141)	(2,813)	(5,425)
Income tax (provision) benefit	(760)	1,978	1,770
Net loss	$ (6,901)	$ (835)	$ (3,655)
Net loss per share of common stock:			
Basic and diluted	$ (0.26)	$ (0.03)	$ (0.15)
Weighted-average shares of common stock outstanding:			
Basic and diluted	26,685,598	25,573,288	24,506,525

See notes to consolidated financial statements.

OOMA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except shares and share data)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
BALANCE - January 31, 2022	23,936,193	$ 179,864	$ (20)	$ (128,788)	$ 51,056
Issuance of common stock under equity-based plans	1,174,532	3,397	—	—	3,397
Shares repurchased for tax withholdings on vesting of restricted stock units ("RSU")	(114,633)	(1,554)	—	—	(1,554)
Stock-based compensation	—	13,903	—	—	13,903
Other comprehensive loss	—	—	(3)	—	(3)
Net loss	—	—	—	(3,655)	(3,655)
BALANCE - January 31, 2023	24,996,092	$ 195,610	$ (23)	$ (132,443)	$ 63,144
Issuance of common stock under equity-based plans	1,116,166	2,664	—	—	2,664
Shares repurchased for tax withholdings on vesting of RSUs	(137,387)	(1,741)	—	—	(1,741)
Stock-based compensation	—	14,833	—	—	14,833
Other comprehensive income	—	—	22	—	22
Net loss	—	—	—	(835)	(835)
BALANCE - January 31, 2024	25,974,871	$ 211,366	$ (1)	$ (133,278)	$ 78,087
Issuance of common stock under equity-based plans	2,048,283	5,056	—	—	5,056
Shares repurchased for tax withholdings on vesting of RSUs	(399,798)	(4,410)	—	—	(4,410)
Repurchases of common stock	(366,825)	(4,470)	—	—	(4,470)
Stock-based compensation	—	17,915	—	—	17,915
Other comprehensive income	—	—	1	—	1
Net loss	—	—	—	(6,901)	(6,901)
BALANCE - January 31, 2025	27,256,531	$ 225,457	$ —	$ (140,179)	$ 85,278

See notes to consolidated financial statements.

OOMA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Year Ended		
	January 31, 2025	January 31, 2024	January 31, 2023
Cash flows from operating activities:			
Net loss	$ (6,901)	$ (835)	$ (3,655)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Stock-based compensation expense	17,915	14,833	13,903
Depreciation and amortization of capital expenditures	4,294	4,317	3,771
Amortization of intangible assets	5,767	3,711	2,286
Amortization of operating lease right-of-use assets	3,074	2,966	2,978
Gain on note conversion	(980)	—	—
Deferred income tax benefit	—	(3,131)	(2,133)
Facilities consolidation (gain) charge	—	(956)	1,402
Other	243	(5)	38
Changes in operating assets and liabilities:			
Accounts receivable, net	1,824	(2,587)	434
Inventories and deferred inventory costs	6,639	6,341	(12,333)
Prepaid expenses and other assets	(2,659)	(2,280)	(2,460)
Accounts payable, accrued expenses and other liabilities	(2,163)	(9,579)	4,509
Deferred revenue	(447)	(522)	33
Net cash provided by operating activities	26,606	12,273	8,773
Cash flows from investing activities:			
Capital expenditures	(6,447)	(6,159)	(5,211)
Business acquisition	—	(31,919)	(9,771)
Proceeds from maturities of short-term investments	—	2,750	12,705
Purchases of short-term investments	—	—	(3,869)
Net cash used in investing activities	(6,447)	(35,328)	(6,146)
Cash flows from financing activities:			
Proceeds from issuance of common stock	5,056	2,664	3,397
Shares repurchased for tax withholdings on vesting of RSUs	(4,410)	(1,741)	(1,554)
Payments for repurchases of common stock	(4,470)	—	—
Repayment of long-term debt	(16,000)	(2,000)	—
Proceeds from issuance of long-term debt	—	18,000	—
Credit facility issuance costs	—	(469)	—
Net cash (used in) provided by financing activities	(19,824)	16,454	1,843
Net increase (decrease) in cash and cash equivalents	335	(6,601)	4,470
Cash and cash equivalents at beginning of period	17,536	24,137	19,667
Cash and cash equivalents at end of period	$ 17,871	$ 17,536	$ 24,137
Supplementary cash flow disclosure:			
Cash paid for income taxes, net	$ 643	$ 765	$ 409
Non-cash investing and financing activities:			
Capital expenditures included in accounts payable at period-end	$ 205	$ 188	$ 243
Purchase price receivable for business acquisition (see Note 13)	$ —	$ —	$ 300

See notes to consolidated financial statements.

Note 1: Overview and Basis of Presentation

Ooma, Inc. and its wholly-owned subsidiaries (collectively, "Ooma" or the "Company") provides leading communications services and related technologies for businesses and consumers, delivered from its smart SaaS and unified communications platforms. The Company is headquartered in Sunnyvale, California.

Principles of Presentation and Consolidation. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of the Company's management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Fiscal Year. The Company's fiscal year ends on January 31. References to fiscal 2025, fiscal 2024, and fiscal 2023 refer to the fiscal years ended January 31, 2025, January 31, 2024, and January 31, 2023, respectively.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, those related to revenue recognition, inventory valuation, deferred sales commissions, valuation of goodwill and intangible assets, operating lease assets and liabilities, regulatory fees and indirect tax accruals, loss contingencies, stock-based compensation and income taxes (including valuation allowances). The Company bases its estimates and assumptions on historical experience, where applicable, and other factors that it believes to be reasonable under the circumstances. These estimates are based on information available as of the date of the consolidated financial statements, and assumptions are inherently subjective in nature. Therefore, actual results could differ from management's estimates.

Comprehensive Loss. For all periods presented, comprehensive loss approximated net loss in the consolidated statements of operations and differences were not material. Therefore, the Consolidated Statements of Comprehensive Loss have been omitted.

Segment Reporting. The chief operating decision maker for the Company is the chief executive officer, who reviews the Company's financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in a single reportable segment.

Revenue was principally derived from customers located in the United States for all periods presented, with a small portion attributable to customers located in Canada and other countries. Long-lived assets located outside of the United States were not significant.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. Remeasurement and transaction gains and losses are included in interest and other income, net and were not material for any periods presented.

Note 2: Significant Accounting Policies

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription and services revenue, which is derived primarily from the sale of subscription plans for communications services and other connected services; and (2) product and other revenue. Subscriptions and services are sold directly to end-customers. Products are sold to end-customers through several channels, including but not limited to distributors, retailers and resellers (collectively "channel partners"), and Ooma sales representatives. The Company determines revenue recognition through the following steps:

- identification of the contract(s) with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

Subscription and Services Revenue. Most of the Company's revenue is derived from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services. Service plans are generally sold as monthly subscriptions; however, certain plans are also offered as annual or multi-year subscriptions. Subscription revenue is generally recognized ratably over the contractual service term. A small portion of revenue is recognized on a point-in-time basis from services such as prepaid international calls, directory assistance, and advertisements displayed through the Talkatone mobile application.

Product and Other Revenue. Product and other revenue is generated primarily from the sale of on-premise devices and end-point devices, including Ooma AirDial, professional services revenue, and to a lesser extent from porting fees that enable customers to transfer their existing phone numbers. The Company recognizes product and other revenue from sales to direct end-customers and channel partners at the point-in-time that control is transferred. The Company's distribution agreements with channel partners typically contain clauses for price protection and right of return. Credits and/ or rebates issued for expected product returns and customer sales incentives are deemed to be variable consideration, which the Company estimates and records as a reduction to revenue at the point of sale. Product returns and sales incentives are estimated based on the Company's historical experience, current trends and expectations regarding future experience. As of January 31, 2025 and 2024, total reserves for product returns and sales incentives were approximately $1.1 million and $0.8 million, respectively.

Revenue is recorded net of any sales and telecommunications taxes collected from customers to be remitted to government authorities. Amounts billed to customers related to shipping and handling are classified as product and other revenue. Shipping and handling costs are expensed as incurred and classified as cost of product and other revenue.

Multiple performance obligations. The Company's contracts with customers typically contain multiple performance obligations that consist of communications services and related product(s). For these contracts, individual performance obligations are accounted for separately if they are distinct. The contract transaction price is then allocated to the separate performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price ("SSP") for its communications services based on observable historical stand-alone sales to customers, for which a substantial majority of selling prices must fall within a reasonably narrow pricing range. The Company determines the SSP for its on-premise devices and end-point devices based upon management's best estimates and judgments, considering company-specific factors such as pricing strategies, discounting practices, and estimated product and other costs.

Cash Equivalents and Short-term Investments. All highly liquid investments with an original maturity of three months or less at the date of purchase are classified as cash equivalents. Short-term investments are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, recorded as a separate component of stockholders' equity within accumulated other comprehensive loss. The cost of securities sold is based upon the specific identification method.

Fair Value of Financial Instruments. The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Observable prices based on inputs not quoted in active markets but are corroborated by market data.
Level 3: Unobservable inputs that are supported by little or no market activity.

The carrying value of the Company's financial instruments, including cash equivalents, accounts receivable, inventory, accounts payable and other current assets and current liabilities approximates fair value due to their short maturities. The carrying value of debt approximates its fair value.

Concentrations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and convertible note receivable (Note 5). The Company's cash, cash equivalents and short-term investments are held by financial institutions that management believes are of high-credit quality although the balances, at times, may exceed federally insured limits. The Company performs credit evaluations of its customers' financial condition and generally does not require collateral for sales made on credit.

Customers who represented 10% or more of net accounts receivable were as follows:

	As of	
	January 31, 2025	January 31, 2024
Customer A	23%	33%

Accounts Receivable. Accounts receivable are recorded net of an allowance for doubtful accounts for expected credit losses. Allowances are recorded based upon assessment of several factors, including historical experience, aging of receivable balances and economic conditions. As of January 31, 2025 and 2024, the allowance for doubtful accounts was $0.3 million and $0.3 million, respectively. Bad debt expense recorded in the consolidated statement of operations was not material for the periods presented.

Inventories. Inventories, which consist of raw materials and finished goods, include the cost to purchase manufactured products, allocated labor and overhead. Inventories are stated at the lower of actual cost and net realizable value on a first-in, first-out basis. The Company writes down the carrying value of inventory to net realizable value for estimated excess and obsolete inventory based upon assumptions about forecast demand and market conditions. Inventory carrying value adjustments are recognized as a component of cost of product and other revenue in the consolidated statement of operations.

Customer Acquisition Costs. Sales commissions and other costs paid to internal sales personnel, third-party sales entities and value-added resellers are considered incremental and recoverable costs of obtaining customer contracts. The resellers are selling agents for the Company and earn sales commissions that are directly tied to the value of the contracts that the Company enters with the end-user customers. These costs are capitalized and amortized on a systematic basis over the expected period of benefit of five years, or customer contractual term for multi-year contracts. The Company has determined the period of benefit taking into consideration both qualitative and quantitative factors, such as expected subscription term and expected renewal periods of its customer contracts, product life cycles and customer attrition. Amortization expense is recorded in sales and marketing expenses in the consolidated statement of operations.

The Company pays sales commissions on initial contracts, contracts for increased purchases with existing customers (expansion contracts) and certain contract renewals. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment. To date, there have been no material impairment losses related to the costs capitalized.

Property and Equipment, net. Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of those assets, generally two to five years. Capitalized costs related to development of the Company's customer-facing websites are amortized on a straight-line basis over an estimated useful life of three to five years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the respective assets. Repairs and maintenance costs that do not extend the life or improve the asset are expensed as incurred.

Operating Leases. Right-of-use lease assets and lease liabilities are recognized at the lease commencement date based upon the present value of the remaining lease payments over the lease term. The Company uses its incremental borrowing rate in determining the present value of lease payments, as the discount rates implicit in the Company's leases cannot be readily determined. Lease agreements that contain both lease and non-lease components are combined and accounted for as a single component.

Business Combinations. The Company accounts for its business combinations using the acquisition method of accounting. The purchase consideration is allocated to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. Management is required to make significant estimates and assumptions in determining fair values, especially with respect to acquired intangible assets, which include but are not limited to: the selection of valuation methodologies, expected future revenue and cash flows, expected customer attrition rates from acquired customers, future changes in technology, and discount rates. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as information on the facts and circumstances that existed as of the acquisition date becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Intangible Assets. Acquired intangible assets, which primarily consist of customer relationships, are amortized over their estimated useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Impairment Assessment. Long-lived assets, such as property and equipment, capitalized website development costs, intangible assets, goodwill, operating lease right-of-use assets, and non-marketable equity investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company evaluates goodwill for impairment annually during its fourth quarter of each fiscal year, or more frequently if and when circumstances indicate that goodwill may not be recoverable. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole.

See Note 7: *Leases* for disclosure of impairment charges recorded in fiscal 2023. The Company did not record any material impairment charges for fiscal 2025 or fiscal 2024.

Advertising. Advertising costs are expensed as incurred, except for production costs associated with television and radio advertising, which are expensed on the first date of airing. Advertising costs are included in sales and marketing expense and were $15.9 million, $16.5 million and $16.4 million in fiscal 2025, 2024 and 2023, respectively.

Stock-Based Compensation. The majority of the Company's stock-based compensation is derived from RSUs granted to employees and non-employee directors. Stock-based compensation is generally measured based on the closing market price of the Company's common stock on the date of grant and recognized on a straight-line basis over the vesting period. Forfeitures are recorded in the period in which they occur.

Income Taxes. Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A tax position is recognized when it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Interest and penalties associated with unrecognized tax benefits are classified as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits in its consolidated balance sheets and statements of operations for any periods presented.

Recent Accounting Pronouncements Not Yet Adopted. In December 2023, the FASB issued ASU 2023-09, which focuses on income tax disclosures by requiring public business entities, on an annual basis, to disclose specific categories in the rate reconciliation, provide information for reconciling items that meet a quantitative threshold, and certain information about income taxes paid. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is evaluating the new standard.

In November 2024, the FASB issued ASU 2024-03: Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregation of certain costs in a separate note to the financial statements, such as the amounts of employee compensation, depreciation and intangible asset amortization, included in each relevant expense caption in annual and interim consolidated financial statements. The ASU also requires disclosure of the total amount of selling expenses and our definition of selling expenses. The standard is effective for annual periods beginning after December 15, 2026 and for interim periods beginning after December 15, 2027 on a retrospective or prospective basis, with early adoption permitted. The Company is evaluating the new standard.

Recently Adopted Accounting Pronouncements.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2023-07, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 effective February 1, 2024. While the adoption of this guidance did not have a material impact on the Company's consolidated financial statements, it did result in additional disclosures. For more details, refer to Note 16 - Segment Information of this Annual Report on Form 10-K.

Note 3: Revenue and Deferred Revenue

Disaggregated revenue

Revenue disaggregated by revenue source consisted of the following (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Subscription and services revenue	$ 238,641	$ 221,624	$ 199,105
Product and other revenue	18,211	15,113	17,060
Total revenue	$ 256,852	$ 236,737	$ 216,165

The Company derived approximately 61%, 58% and 53% of its total revenue from Ooma Business and approximately 36%, 40% and 45% of its total revenue from Ooma Residential in fiscal 2025, 2024, and 2023, respectively.

No individual country outside of the United States represented 10% or more of total revenue for the periods presented. No single customer accounted for 10% or more of total revenue for the periods presented.

Deferred revenue primarily consists of billings or payments received in advance of meeting revenue recognition criteria. Deferred services revenue is recognized on a ratable basis over the term of the contract as the services are provided.

	As of	
	January 31, 2025	January 31, 2024
Subscription and services	$ 16,601	$ 17,034
Product and other	8	22
Total deferred revenue	$ 16,609	17,056
Less: current deferred revenue	16,586	17,041
Non-current deferred revenue included in other long-term liabilities	$ 23	$ 15

During fiscal 2025, the Company recognized revenue of approximately $17.0 million pertaining to amounts deferred as of January 31, 2024. As of January 31, 2025, the majority of the Company's deferred revenue balance was composed of subscription contracts that were invoiced during the fourth quarter of fiscal 2025.

Remaining performance obligations. As of January 31, 2025, contract revenue that had not yet been recognized for open contracts with an original expected length of greater than one year was approximately $32.7 million. The Company expects to recognize revenue on approximately 45% of this amount over the next 12 months, with the balance to be recognized thereafter.

Note 4: Fair Value Measurements

As of January 31, 2025 and 2024, the Company had $17.9 million and $17.5 million in cash, respectively.

Non-Marketable Equity Investments. As of January 31, 2025, the total amount of non-marketable equity investments in privately held companies included in other assets in the Company's consolidated balance sheets was $3.3 million. This balance represents investments in preferred shares of Global Telecom Corporation ("GTC"), a privately-held technology company.

The Company's non-marketable equity investments do not have readily determinable fair values. Under the measurement alternative election, the Company accounts for these non-marketable equity securities at cost and remeasures to fair value upon observable price changes in orderly transactions for the identical or similar investment of the same issuer or upon impairment. These investments are not eligible for the net-asset-value practical expedient from fair value measurement. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable equity investments continue to be eligible for this election. The Company classifies these non-marketable equity investments as Level 3 within the fair value hierarchy.

Note 5: Balance Sheet Components

The following sections and tables provide details of selected balance sheet items (in thousands):

Inventories

		As of		
		January 31, 2025		January 31, 2024
Finished goods	$	9,156	$	12,024
Raw materials		3,912		7,758
Total inventory	$	13,068	$	19,782

Property and equipment, net

	Estimated life (in years)	As of		
		January 31, 2025		January 31, 2024
Computer hardware and software	3-4	$	6,979	$ 6,995
Network and engineering equipment	3-5		9,391	7,504
Website development costs	3-5		11,782	9,046
Customer premise equipment	3-5		6,342	7,466
Office furniture and fixtures	5		204	204
Leasehold improvements	1-5		708	637
Total property and equipment			35,406	31,852
Less: accumulated depreciation and amortization			(23,424)	(21,955)
Property and equipment, net		$	11,982	$ 9,897

Depreciation and amortization of property and equipment totaled $4.3 million, $4.3 million and $3.8 million in fiscal 2025, 2024 and 2023, respectively.

Other current and non-current assets

		As of		
		January 31, 2025		January 31, 2024
Deferred sales commissions, current	$	9,301	$	8,579
Prepaid expenses and other		5,613		4,177
Convertible note receivable (see "GTC" below)		—		2,257
Other current assets		2,284		1,484
Total other current assets	$	17,198	$	16,497
Deferred sales commissions, non-current	$	14,635	$	15,257
Other assets		5,837		2,358
Total other non-current assets	$	20,472	$	17,615

Customer Acquisition Costs. Amortization of deferred sales commissions was $9.8 million, $9.0 million and $7.6 million in fiscal 2025, 2024 and 2023, respectively.

Global Telecom Corporation. In December 2018, the Company invested $1.3 million in cash in GTC, a privately-held technology company, in exchange for a convertible promissory note that would convert to shares of GTC stock upon the occurrence of certain future events. As amended, the promissory note and accrued interest are due and payable upon the Company's demand at any time after June 30, 2023. GTC was a variable interest entity for accounting purposes and the Company did not consolidate GTC into its financial statements because the Company was not the primary beneficiary. The Company made total payments to GTC for inventory purchases and related shipping costs of approximately $1.0 million and $0.4 million in fiscal 2025 and 2024, respectively. As of January 31, 2025 and 2024, the Company had $0.2 million and no non-cancelable inventory purchase commitments to GTC, respectively.

On March 8, 2024 ("Financing Date"), GTC completed an equity financing which qualified as a conversion event under the convertible promissory note. Per the terms of the note, in the event of an equity financing all of the outstanding principal and accrued but unpaid interest would be converted to a number of shares of standard preferred stock equal to the Conversion Amount divided by the Conversion Price. "Conversion Amount" is defined as outstanding principal plus unpaid accrued interest. "Conversion Price" is 70% of the per share price for the preferred stock. As of the Financing Date, the carrying value of the convertible promissory note of $2.3 million, including accrued interest, was converted to 8.2 million shares of preferred stock of GTC. Upon the conversion event, GTC is no longer a variable interest entity for accounting purposes. The Company recorded a gain on note conversion of $1.0 million to other income in the consolidated statements of operations. The Company recorded the fair value of GTC preferred stock of $3.3 million as of January 31, 2025 to other assets in the consolidated balance sheets.

Accrued expenses and other current liabilities

	As of	
	January 31, 2025	January 31, 2024
Payroll and related expenses	$ 15,415	$ 12,301
Regulatory fees and taxes	5,371	4,598
Short-term operating lease liabilities	3,713	3,742
Customer-related liabilities	1,401	1,118
Other	3,167	4,827
Total accrued expenses and other current liabilities	$ 29,067	$ 26,586

Note 6: Acquired Intangible Assets

The gross value, accumulated amortization and carrying values of intangible assets were as follows (in thousands):

	Estimated life (in years)	As of January 31, 2025		
		Gross Value	Accumulated Amortization	Carrying Value
Developed technology	2-7	$ 20,618	$ (5,591)	$ 15,027
Customer relationships	5-7	16,545	(10,131)	6,414
Trade names	2-5	1,685	(942)	743
Total intangible assets		$ 38,848	$ (16,664)	$ 22,184

	Estimated life (in years)	As of January 31, 2024		
		Gross Value	Accumulated Amortization	Carrying Value
Developed technology	2-7	$ 20,618	$ (2,865)	$ 17,753
Customer relationships	5-7	16,545	(7,336)	9,209
Trade names	2-5	1,685	(695)	990
Total intangible assets		$ 38,848	$ (10,896)	$ 27,952

Amortization expense was $5.8 million, $3.7 million and $2.3 million in fiscal 2025, 2024 and 2023, respectively.

At January 31, 2025, the estimated future amortization expense for intangible assets was as follows (in thousands):

Fiscal Years Ending January 31,	Total	
2026	$	5,624
2027		5,068
2028		3,950
2029		3,030
2030		2,629
Thereafter		1,883
Total	$	22,184

Note 7: Operating Leases

The Company leases its headquarters located in Sunnyvale, California, as well as office space and data center facilities in several locations under non-cancelable operating lease agreements, with expiration dates through fiscal 2033. The lease agreements often include escalating rent payments, renewal provisions and other provisions which require the Company to pay common area maintenance costs, property taxes and insurance. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease right-of-use assets and long-term operating lease liabilities are included on the face of the consolidated balance sheet. Short-term operating lease liabilities are presented within accrued expenses and other current liabilities.

Supplemental balance sheet information related to leases was as follows (in thousands):

	As of			
	January 31, 2025		January 31, 2024	
Assets				
Operating lease right-of-use assets	$	15,311	$	17,041
Total leased assets	$	15,311	$	17,041
Liabilities				
Short-term operating lease liabilities	$	3,713	$	3,742
Long-term operating lease liabilities		12,234		13,676
Total lease liabilities	$	15,947	$	17,418
Weighted-average remaining lease term		5.2 years		6.0 years
Weighted-average discount rate		6.3%		6.2%

The components of lease expense were as follows (in thousands):

	Fiscal Year Ended January 31,					
	2025		2024		2023	
Operating lease costs [1]	$	5,025	$	4,581	$	4,030
Variable lease costs [2]		1,427		1,217		1,117
Total lease cost	$	6,452	$	5,798	$	5,147

(1) Recognized on a straight-line basis over the lease term. Includes rent for leases with initial terms of twelve months or less, which were not material.
(2) Primarily included common area maintenance, utilities and property taxes and insurance, which were expensed as incurred.

Additionally, in the third quarter of fiscal 2023, the Company recorded facilities consolidation charges of $1.4 million to general and administrative expense, in connection with the leased office facilities assumed in the OnSIP acquisition that the Company subsequently determined were not needed to support the future growth of its business. In July 2023, upon the lessor's sale of the property, the Company wrote off the remaining $1.0 million lease liability related to the lease as facilities consolidation gain in general and administrative expense in the consolidated statements of operations.

Supplemental cash flow information related to leases was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Cash payments for operating leases	$ 3,845	$ 3,895	$ 3,563
Right-of-use assets recognized in exchange for new operating lease obligations	$ 1,344	$ 7,303	$ 2,599

As of January 31, 2025, maturities of operating lease liabilities were as follows (in thousands):

Fiscal Years Ending January 31,	January 31, 2025
2026	$ 3,810
2027	4,229
2028	3,697
2029	2,742
2030	1,296
Thereafter	3,333
Total future minimum lease payments	19,107
Less: imputed interest	(3,160)
Present value of lease liabilities	$ 15,947

Note 8: Stockholders' Equity

Common Stock Reserved for Future Issuance

The Company had shares of common stock reserved for issuance as follows (in thousands):

	As of	
	January 31, 2025	January 31, 2024
Restricted stock units outstanding	1,856	2,075
Options to purchase common stock	653	1,161
Shares available for future issuance under stock plans	3,249	2,601
Shares reserved under ESPP	2,156	1,909
Total shares reserved for issuance	7,914	7,746

Stock Options. Under the Company's 2015 Equity Incentive Plan, or the 2015 Plan, options to purchase shares of common stock may be granted to employees, non-employee directors and consultants. These options vest from the date of grant to up to four years and expire ten years from the date of grant. Options may be exercised anytime during their term in accordance with the vesting/exercise schedule specified in the recipient's stock option agreement and in accordance with the 2015 Plan provisions.

Stock option activity for fiscal 2025 was as follows:

	Shares (in thousands)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
Balance as of January 31, 2024	1,161	$ 10.14	$ 2,522
Exercised	(494)	$ 6.18	
Canceled	(14)	$ 9.71	
Balance as of January 31, 2025	653	$ 13.14	$ 1,325
Vested and exercisable as of January 31, 2025	617	$ 12.94	$ 1,325

The aggregate intrinsic value of vested options exercised during fiscal 2025, 2024 and 2023 was $2.9 million, $0.5 million and $1.7 million, respectively. The weighted-average grant date fair value of options granted during fiscal 2023 was $8.06. No options were granted in fiscal 2024 and 2025.

Restricted Stock Units. Under the 2015 Plan, RSUs may be granted to employees, non-employee directors and consultants. These RSUs vest ratably over a period ranging from one to four years, and are subject to the participant's continuing service to the Company over that period. Until vested, RSUs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

RSU activity for fiscal 2025 was as follows:

	Shares (in thousands)		Weighted-Average Grant Date Fair Value Per Share
Balance as of January 31, 2024	2,075	$	13.74
Granted	1,126	$	8.72
Vested	(1,283)	$	12.72
Canceled	(62)	$	12.63
Balance as of January 31, 2025	1,856	$	11.44

Vested RSUs included shares of common stock that the Company withheld on behalf of certain employees to satisfy the minimum statutory tax withholding requirements, as defined by the Company. The Company withheld an aggregate amount of $4.4 million, $1.7 million and $1.6 million in fiscal 2025, 2024 and 2023, respectively, which were classified as financing cash outflows in the consolidated statements of cash flows. The Company canceled and returned these shares to the 2015 Plan, which became available under the plan terms for future issuance.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to plan limitations. The ESPP provides for a 24-month offering period comprised of four purchase periods of approximately six months. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock as of the first date or the ending date of each six-month offering period. The offering periods are scheduled to start on the first trading day on or after March 15 and September 15 of each year. During each of the fiscal years 2025, 2024 and 2023, employees purchased 0.3 million, 0.2 million, and 0.2 million shares at a weighted-average purchase price of $7.35, $10.60 and $10.44 per share, respectively.

Stock Repurchase Plan. In June 2024, the Company's Board of Directors authorized a stock repurchase plan of repurchasing up to $4.0 million of the Company's common stock. In December 2024, our board of directors approved an increase to our share repurchase program of an additional $10.0 million. Repurchases of our common stock may be effected, from time to time, in open market, negotiated or block transactions, or other means, in accordance with applicable securities laws. The timing and the amount of any repurchased common stock will be determined by our management based on its evaluation of market conditions and other factors. The repurchase plan will be funded using our cash. Any repurchased shares of common stock will be retired. The plan does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares of our common stock. During fiscal year 2025, we repurchased in the open market 366,825 shares of common stock for an aggregate amount of $4.4 million. As of January 31, 2025, approximately $9.6 million remained authorized and available under the Company's share repurchase plan for future share repurchases.

The purchase price for shares of common stock repurchased is reflected as a reduction to common stock and additional paid-in capital.

Note 9: Stock-Based Compensation

Total stock-based compensation recognized in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,					
	2025		2024		2023	
Cost of revenue	$	1,022	$	1,000	$	956
Sales and marketing		3,895		2,226		2,019
Research and development		5,479		4,760		4,623
General and administrative		7,519		6,847		6,305
Total stock-based compensation expense	$	17,915	$	14,833	$	13,903

The income tax benefit related to stock-based compensation expense was zero for all periods presented due to a full valuation allowance on the Company's deferred tax assets (see Note 10: Income Taxes below). As of January 31, 2025, there was $19.7 million of unrecognized compensation expense related to unvested RSUs, stock options and stock purchase rights under the ESPP, which is expected to be recognized over a weighted-average vesting period of 2.3 years.

The fair value of employee stock options and ESPP was estimated using the Black–Scholes model with the following assumptions:

	Fiscal Year Ended January 31,		
	2025[1]	2024[1]	2023
Stock Options:			
Expected volatility	NA	NA	49%
Expected term (in years)	NA	NA	6.1
Risk-free interest rate	NA	NA	1.6%
Dividend yield	NA	NA	NA

(1) No options were granted in fiscal 2025 and fiscal 2024.

	Fiscal Year Ended January 31,		
	2025	2024	2023
ESPP:			
Expected volatility	39%-57%	32%-43%	41%-55%
Expected term (in years)	0.5-2.0	0.5-2.0	0.5-2.0
Risk-free interest rate	3.6%-5.4%	3.9%-5.5%	0.9%-4.0%
Dividend yield	NA	NA	NA

The expected term of options granted to employees was based on the simplified method, and the expected term of the ESPP is based on the contractual term. For fiscal years presented, expected volatility was derived from the average historical volatility of the Company's own common stock. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term.

Note 10: Income Taxes

The domestic and foreign components of loss before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
United States	$ (6,126)	$ (491)	$ (2,557)
Foreign	(15)	(2,322)	(2,868)
Loss before income taxes	$ (6,141)	$ (2,813)	$ (5,425)

Income tax provision (benefit) consisted of the following:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Current:			
Federal	$ 168	$ —	$ —
State	592	1,153	363
Foreign	—	—	—
Total current	760	1,153	363
Deferred:			
Federal	—	(2,661)	(1,783)
State	—	(470)	(350)
Foreign	—	—	—
Total deferred	—	(3,131)	(2,133)
Income tax provision (benefit)	$ 760	$ (1,978)	$ (1,770)

The income tax benefit of $2.0 million for fiscal 2024 was primarily attributable to the release of a $3.1 million valuation allowance on certain preexisting deferred tax assets realized as a result of deferred tax liabilities assumed in the Company's acquisition of 2600Hz.

Income tax provision (benefit) differed from the amount computed by applying the U.S. federal income tax rate to pre-tax loss as a result of the following (dollars in thousands):

	Fiscal Year Ended January 31,					
	2025	Rate	2024	Rate	2023	Rate
Federal tax at statutory rate	$ (1,290)	21 %	$ (603)	21 %	$ (1,139)	21 %
State taxes, net of federal benefit	(402)	7 %	(128)	4 %	(40)	1 %
Foreign income and withholding taxes	284	(5)%	(139)	5 %	(172)	3 %
Permanent tax adjustment	(167)	3 %	294	(10)%	543	(10)%
Section 162(m)	808	(13)%	802	(28)%	843	(16)%
Stock-based compensation	881	(14)%	812	(28)%	530	(10)%
Change in valuation allowance	2,669	(44)%	(1,015)	35 %	(1,566)	29 %
Research and development credit	(1,355)	22 %	(2,095)	73 %	(1,288)	24 %
Provision to return adjustments	(834)	14 %	4	—	533	(10)%
Other	166	(3)%	90	(3)%	(14)	1 %
Income tax provision (benefit) at effective tax rate	$ 760	(12)%	$ (1,978)	69 %	$ (1,770)	33 %

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

	As of January 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 13,409	$ 18,486
Tax credit carryover	15,790	14,928
Operating lease liabilities	3,993	4,405
Stock-based compensation	626	1,095
Capitalized research and development	23,148	17,131
State Taxes	187	232
Deferred revenue	3	4
Gross deferred tax assets	57,156	56,281
Valuation allowance	(45,199)	(42,530)
Net deferred tax assets	$ 11,957	$ 13,751
Deferred tax liabilities:		
Operating lease right-of-use assets	$ (3,833)	$ (4,309)
Deferred sales commissions and other	(2,138)	(2,119)
Acquired intangible assets	(4,716)	(6,100)
Fixed assets depreciation	(1,270)	(1,223)
Gross deferred tax liabilities	$ (11,957)	$ (13,751)
Net deferred taxes	$ —	$ —

Under the Tax Cuts and Jobs Act of 2017, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. As of January 31, 2025, the mandatory capitalization requirement resulted in an increase to the Company's gross deferred tax assets above, which was fully offset by the valuation allowance, and increases the Company's cash tax liabilities.

Management believes that, based upon the available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. The net change in the total valuation allowance was an increase of $2.7 million and a decrease of $1.0 million for fiscal 2025 and 2024, respectively.

As of January 31, 2025, the Company had federal net operating loss carryforwards of approximately $25.1 million available to offset future income, of which the entirety may be carried forward indefinitely. As of January 31, 2025, the Company had state net operating loss carryforwards of $70.5 million which will expire in various amounts beginning in fiscal 2030. In addition, the Company had research and development tax credits for federal and state tax purposes of approximately $15.7 million and $14.0 million, respectively, available to offset future taxes. If not utilized, the available federal credits will begin to expire in fiscal 2030 and the state credits can be carried forward indefinitely.

The Company's ability to utilize the domestic net operating losses (NOLs) and tax credit carryforwards may be limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Internal Revenue Code Section 382, as well as similar state provisions. An "ownership change," as defined by the code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization.

Uncertain Tax Positions

The Company has unrecognized tax benefits of approximately $12.1 million as of January 31, 2025. Deferred tax assets associated with these unrecognized tax benefits are fully offset by a valuation allowance. If recognized, these benefits would not affect the effective tax rate before consideration of the valuation allowance.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Unrecognized tax benefits, beginning of fiscal year	$ 11,043	$ 9,060	$ 8,090
(Decrease) Increase related to prior year tax positions	(252)	670	(331)
Increase related to current year tax positions	1,343	1,313	1,301
Unrecognized tax benefits, end of fiscal year	$ 12,134	$ 11,043	$ 9,060

The Company had no interest or penalty accruals associated with uncertain tax benefits in its balance sheets and statements of operations. The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized benefits will significantly increase or decrease within 12 months of the year ended January 31, 2025. Because the Company has net operating loss and credit carryforwards, there are open statutes of limitations in which federal, state and foreign taxing authorities may examine the Company's tax returns for all tax years from the fiscal year ended January 31, 2010 through the current period.

Note 11: Commitments and Contingencies

Purchase Commitments

As of January 31, 2025 and 2024, non-cancelable inventory purchase commitments to contract manufacturers and other parties were approximately $6.2 million and $1.1 million, respectively. Additionally, the Company has a non-cancelable service agreement with a telecommunications provider pursuant to which the Company is obligated to total minimum purchase commitments of $11.9 million between March 2024 and February 2029, of which $10.2 million was outstanding as of January 31, 2025, and a non-cancelable service agreement with a cloud service provider pursuant to which the Company is obligated to total annual minimum purchase commitments of $1.1 million between March 2024 and February 2025, of which $0.1 million was outstanding as of January 31, 2025.

Legal Proceedings

In addition to the litigation matters described below, from time to time, the Company may be involved in a variety of other claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other litigation matters relating to various claims that arise in the normal course of business. Defending such proceedings is costly and can impose a significant burden on management and employees, the Company may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using reasonably available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Legal fees are expensed in the period in which they are incurred. As of January 31, 2025 and 2024, the Company did not have any accrued liabilities recorded for loss contingencies in its consolidated financial statements.

Canadian Litigation

On February 3, 2021, plaintiff Fiona Chiu filed a class action complaint against the Company and Ooma Canada Inc. in the Federal Court of Canada, alleging violations of Canada's Trademarks Act and Competition Act. The complaint seeks monetary and other damages and/or injunctive relief enjoining the Company from describing and marketing its Basic Home Phone using the word "free" or otherwise representing that it is free. On November 9, 2021, the Federal Court of Canada removed Ms. Chiu and substituted John Zanin as the new plaintiff in the proceeding. In connection with the substitution of Mr. Zanin as the new plaintiff, the Federal Court of Canada deemed the proceeding as having commenced on November 8, 2021 instead of February 3, 2021. In January 2022, the Federal Court of Canada heard arguments from counsel representing each of the Company and Mr. Zanin regarding jurisdiction and class action certification issues. In January 2025, the Federal Court of Canada ruled in favor of the Company by denying class action certification and compelling individual arbitration in California; however, plaintiff's counsel has filed an appeal of certain portions of the judgment and related motions. The Company intends to continue to defend itself vigorously against this complaint. Based on the Company's current knowledge, the Company has determined that the amount of any reasonably possible loss resulting from the Canadian Litigation is not estimable.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for certain losses suffered or incurred by the indemnified party. In some cases, the term of these indemnification agreements is perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that reduces the Company's exposure and enables the Company to recover a portion of any future amounts paid. To date the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

Note 12: Financing Arrangements

Revolving Credit Facility

On October 20, 2023, the Company, as borrower, entered into a three-year credit and security agreement ("Credit Agreement") with Citizens Bank N.A., as Administrative Agent ("Agent") and lender. The Credit Agreement provides for a secured revolving credit facility ("Credit Facility") under which the Company may borrow up to an aggregate amount of $30.0 million, which includes a $10.0 million sub-facility for letters of credit. The Company and its lenders may increase the total commitments under the Credit Facility to up to an aggregate amount of $50.0 million, subject to certain conditions. Funds borrowed under the Credit Agreement may be used for acquisition, working capital and other general corporate purposes.

Loans under the Credit Agreement will bear interest, at the Company's option, at either a rate equal to the Alternate Base Rate plus the Applicable Margin (as defined in the Credit Agreement) or Term Secure Overnight Financing Rate ("SOFR") plus the Applicable Margin (as defined in the Credit Agreement). The Alternate Base Rate is the highest of (i) the Agent's prime rate, (ii) the federal funds effective rate plus 0.50% per annum, and (iii) the Daily SOFR rate plus 1.00% per annum. The SOFR Rate is a rate equal to the secured overnight financing rate as published by the SOFR Administrator and displayed on CME Group Benchmark Administration Limited's Market Data Platform. The Applicable Margin for Alternative Base Rate Loans is 1.25% and the Applicable Margin for the SOFR Loans is 2.00%. Upon the occurrence of any event of default, the interest rate on the borrowings increases by 5.00%. The Company is required to pay a commitment fee on the unused portion of the Credit Facility of 0.25% per annum.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, events of default and indemnification provisions in favor of the Agent, lenders and their affiliates. Among other covenants, the Credit Agreement includes restrictive financial covenants that require the Company to meet minimum recurring revenue levels and maintain specified amounts of available liquidity on a quarterly basis. In December 2024, the Company entered into an amendment to the Credit Agreement which permits the Company to undertake open market repurchases of its equity interests not exceeding $15.0 million in the aggregate, subject to certain conditions.

As of January 31, 2025, the Company had zero outstanding borrowings and was in compliance with the covenants contained in the Credit Agreement. Accordingly, $30.0 million of borrowing capacity was available for the purposes permitted by the Credit Agreement.

On January 8, 2021, the Company, as borrower, entered into a credit and security agreement ("Key Bank Credit Agreement") with KeyBank National Association ("Key Bank") as Administrative Agent ("Agent") and lender, and KeyBanc Capital Markets Inc. as sole lead arranger and sole book runner. Prior to its termination as described below, the Key Bank Credit Agreement provided for a secured revolving credit facility under which the Company could have borrowed up to an aggregate amount of $25.0 million, which included a $10.0 million sub-facility for letters of credit. The Company and its lenders were able to increase the total commitments under the credit facility to up to an aggregate amount of $45.0 million, subject to certain conditions. Permitted uses of funds borrowed under the Key Bank Credit Agreement included working capital and other general corporate purposes.

The Key Bank Credit Agreement contained customary representations, warranties, affirmative and negative covenants, events of default and indemnification provisions in favor of the Agent, lenders and their affiliates. Among other covenants, the Key Bank Credit Agreement included restrictive financial covenants that required the Company to meet minimum recurring revenue levels and maintain specified amounts of available liquidity on a quarterly basis.

The Company terminated the Key Bank Credit Agreement on June 7, 2023.

Note 13: Business Acquisition

On October 20, 2023, the Company acquired all outstanding stock of 2600Hz, a provider of business communications applications targeted at resellers and carriers. The Company acquired 2600Hz for total cash consideration of approximately $32.2 million (net of $1.8 million in cash acquired), subject to certain working capital adjustments. The acquisition did not have any contingency related payments.

The following table summarizes the preliminary purchase price allocation, as adjusted (in thousands):

	Fair Value
Cash and cash equivalents	$ 1,829
Accounts receivable	440
Other current and non-current assets	588
Property plant and equipment, net	195
Intangible assets	21,200
Goodwill	14,414
Accounts payable and other liabilities	(1,487)
Deferred tax liability	(3,131)
Total purchase consideration	$ 34,048

Intangible assets acquired primarily consisted of developed technology of $18.4 million, which represented the estimated fair values of the acquired 2600Hz developed platform technology and have an estimated useful life of seven years as of the date of acquisition. The goodwill recognized was primarily attributable to the assembled workforce and is not expected to be deductible for income tax purposes.

Revenues of 2600Hz included in the Company's consolidated statements of operations from the acquisition date of October 20, 2023, to January 31, 2024 was approximately $2.3 million. The Company believes it is not practicable to separately identify earnings of 2600Hz on a stand-alone basis due to the integrated nature of the Company's operations. On a pro forma basis, had the 2600Hz acquisition been included in the Company's consolidated results of operations beginning February 1, 2022, the Company's total revenue would have approximated $243.7 million and $226.5 million for fiscal 2024 and 2023. These pro forma revenue amounts do not necessarily represent what would have occurred if the business combination had taken place on February 1, 2022, nor do these amounts represent the results that may occur in the future. Pro forma net income (losses) have not been presented because the impact was not material to the consolidated statements of operations.

In connection with the acquisition, the Company issued approximately 423,000 restricted stock units that were subject to on-going service conditions and vested over an 18-month period. The estimated fair value of these awards of $4.3 million is recorded as stock compensation expense over the service period.

Acquisition-related costs charged to general and administrative expense during fiscal 2024 were approximately $0.9 million.

During the second quarter of fiscal 2023, the Company acquired Junction Networks, Inc. which does business as OnSIP for $9.5 million. During the nine months ended October 31, 2023, the Company received $0.3 million from the seller for certain working capital adjustments, which is recorded in investing activities in the Company's consolidated statement of cash flows.

Revenues of OnSIP included in the Company's consolidated statements of operations from the acquisition date of July 22, 2022 to January 31, 2023 was approximately $6.5 million. The Company believes it is not practicable to separately identify earnings of OnSIP on a stand-alone basis due to the integrated nature of the Company's operations. On a pro forma basis, had the OnSIP acquisition been included in the Company's consolidated results of operations beginning February 1, 2022, the Company's total revenue would have approximated $222.2 million for fiscal 2023. This pro forma revenue amount does not necessarily represent what would have occurred if the business combination had taken place on February 1, 2022, nor do these amounts represent the results that may occur in the future. Pro forma net losses have not been presented because the impact was not material to the consolidated statements of operations.

Note 14: Net Loss Per Share

Basic and diluted net loss per share of common stock is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share of common stock is the same as basic net loss per share because the effects of potentially dilutive securities are antidilutive because the Company reported net losses for all periods presented.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Numerator			
Net loss	$ (6,901)	$ (835)	$ (3,655)
Denominator			
Weighted-average common shares	26,685,598	25,573,288	24,506,525
Basic and diluted net loss per share	$ (0.26)	$ (0.03)	$ (0.15)

Potentially dilutive securities of approximately 0.8 million, 0.6 million and 0.7 million in fiscal 2025, 2024 and 2023, respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. These shares included the Company's unvested RSUs, outstanding stock options and shares to be purchased under the ESPP.

Note 15: Retirement Plan

The Company offers a qualified 401(k) defined contribution plan to eligible full-time employees that provides for discretionary employer matching and profit-sharing contributions. The Company matches the lower of 50% of employee contributions or 50% of the first 6% of each employee's eligible compensation that is contributed to the 401(k) plan. Contributions made by the Company vest 100% upon contribution and are expensed as incurred as compensation costs. The Company's matching contributions to the plan were $1.2 million, $1.1 million and $0.9 million for fiscal 2025, 2024 and 2023, respectively.

Note 16: Segment Information

The Company has a single reportable segment. The CODM uses consolidated net loss for purposes of allocating resources and evaluating financial performance, including monitoring actual results versus historical periods. Adjusted cost of revenue, adjusted sales and marketing, adjusted research and development and adjusted general and administrative expenses are considered significant segment expenses that are regularly provided to the CODM and included within consolidated net loss. The measure of segment assets is the total assets on the Company's consolidated balance sheets. Capital expenditures are reported on a consolidated basis on the Company's consolidated statements of cash flows. The following tables include the Company's segment revenue, significant segment expenses, and other segment items to reconcile to net loss (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Revenue from external customers	$ 256,852	$ 236,737	$ 216,165
Less:			
Cost of revenue [1]	96,772	87,328	77,101
Sales and marketing [1]	70,506	68,654	65,747
Research and development [1]	47,506	44,609	40,800
General and administrative [1]	23,105	20,622	18,893
Other segment expenses	25,903	19,525	19,381
Interest and other income, net	(799)	(1,188)	(332)
Provision (benefit) for income taxes	760	(1,978)	(1,770)
Consolidated net loss	$ (6,901)	$ (835)	$ (3,655)

(1) Amounts exclude other segment expenses as follows:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Amortization of intangible assets and acquisition-related costs	$ 5,767	$ 4,594	$ 3,824
Stock-based compensation and related taxes	18,217	15,110	14,155
Litigation costs	340	300	—
Restructuring costs	1,579	477	—
Facilities consolidation (gain) charge	—	(956)	1,402
Total other segment expenses	$ 25,903	$ 19,525	$ 19,381

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our Management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of January 31, 2025, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any significant impact to our internal controls over financial reporting despite the fact that most of our employees who are involved in our financial reporting processes and controls are continuing to work remotely.

Inherent Limitations on Effectiveness of Controls. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. Other Information

On December 31, 2024, Jenny Yeh, our Senior Vice President, Chief Legal Officer, and Secretary, and a member of our board of directors, adopted a Rule 10b5-1 trading arrangement (as that term is defined in Regulation S-K, Item 408), providing for the sale from time to time of up to 14,829 shares of common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until March 31, 2026, or earlier if all transactions under the trading arrangement are completed.

On December 30, 2024, Shig Hamamatsu, our Senior Vice President, Chief Financial Officer, and Treasurer, adopted a Rule 10b5-1 trading arrangement, as amended on March 12, 2025, providing for the sale from time to time of up to 36,472 shares of common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until December 30, 2026, or earlier if all transactions under the trading arrangement are completed.

No other directors or officers, as defined in Rule 16a-1(f), have adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408, during the fiscal quarter ended January 31, 2025.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Our board of directors currently consists of eight directors and is divided into three classes with each class serving for three years, and with the terms of office of the respective classes expiring in successive years. Our board of directors currently expects to nominate three Class I directors for election at our 2025 annual meeting of stockholders. The terms of office of directors in Class II and Class III do not expire until the annual meetings of stockholders to be held in 2026 and 2027, respectively. The names, ages and positions of our directors as of April 1, 2025 are as follows:

Name	Age	Position	Director Class	Director Since
Susan Butenhoff	65	Director[1]	II	2016
Andrew H. Galligan	68	Director[3]	III	2014
Peter Goettner	61	Director[1][3]	I	2013
Judi A. Hand	63	Director[1][2]	III	2020
Russ Mann	56	Director[2][3]	II	2009
William D. Pearce	62	Director[2]	III	2013
Eric Stang	65	Director, President and Chief Executive Officer	I	2009
Jenny Yeh	51	Director, Senior Vice President and Chief Legal Officer	I	2021

(1) Member of Nominating and Governance Committee

(2) Member of Compensation Committee

(3) Member of Audit Committee

Susan Butenhoff has served on our Board of Directors since July 2016. She also serves on the board of Hall Wines, a privately held winery in the U.S. Ms. Butenhoff is a strategic consultant specializing in risk mitigation and market positioning for some of Silicon Valley's largest technology companies. Previously, Ms. Butenhoff was the Founder and CEO of Access Communications, one of the largest independent technology public relations firms in the U.S., later acquired by Omnicom Group,from its founding in 1991 to February 2018. From August 2014 to January 2017, Ms. Butenhoff also served as the Global Technology Director for Ketchum Public Relations, a global PR and marketing firm. Ms. Butenhoff holds a Bachelor of Arts from University of Sussex, England and an M.Phil. in International Relations from the University of Cambridge.

Our Board of Directors considers Ms. Butenhoff highly qualified to serve as an independent director due to her extensive experience helping technology companies identify and enhance their competitive market positions and build their brands and revenues. Additionally, her operational experience leading a global marketing firm and her strong consulting and communication skills make her a valuable contributor to the Board of Directors.

Andrew H. Galligan has served on our Board of Directors since December 2014. Mr. Galligan also serves on the board of Arcellx, Inc., a publicly held biotechnology company, since March 2025. Mr. Galligan is currently a private investor. From May 2010 to July 2020, Mr. Galligan served as Chief Financial Officer of Nevro Corp., a publicly traded medical device company. Previously, he served as our Chief Financial Officer from February 2009 to May 2010, and as a consultant for our Company from September 2010 to December 2014. From 2007 to 2008, Mr. Galligan served as Chief Financial Officer of Reliant Technologies, Inc., a medical device company (later acquired by Solta Medical, Inc.). Mr. Galligan has also held the top financial executive position at several other medical device companies. Mr. Galligan began his career in various financial positions at KPMG LLP and Raychem Corp. Mr. Galligan received a B.B.S. in Business and Finance from Trinity College, Dublin University (Ireland). He is also a Fellow of the Institute of Chartered Accountants in Ireland.

Our Board of Directors believes that Mr. Galligan's financial expertise, including his years of experience as chief financial officer and financial consultant of publicly traded and privately held companies, brings deep financial and accounting knowledge to our Board of Directors and qualifies him to serve as one of our directors.

Peter J. Goettner has served on our Board of Directors since March 2013. Mr. Goettner has been a General Partner at Worldview Technology Partners, Inc., a venture capital firm, since June 2004. He is the Founder of Crosschq, Inc., an IT security company, and has been its Chairman since November 2017. Mr. Goettner was previously Chief Executive Officer of DigitalThink, Inc., a SaaS e-learning solutions company which he founded, for seven years. Mr. Goettner holds a B.S. in Computer Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Our Board of Directors believes that Mr. Goettner brings extensive experience in the technology industry to our Board of Directors. His service on a number of boards provides an important perspective on operations and corporate governance matters, and qualifies him to serve as one of our directors.

Judi A. Hand has served on our Board of Directors since June 2020. Ms. Hand also serves on the board of SOVRN, an advertising, publisher, and commerce software company, since February 2022. Ms. Hand previously served on the board of Manitoba Telecom Services / Allstream, from May 2014 to May 2017. Since January 2017, Ms. Hand has been the Executive Vice President and Chief Revenue Officer of TTEC Holdings, a global customer experience technology and services company serving many of the world's most well-known brands, with 62,000 employees on six continents. In addition, from April 2007 to December 2017, Ms. Hand was President and General Manager of TTEC Customer Growth Services (formerly Revana and Direct Alliance). With more than 25 years of sales and marketing experience, she has held senior positions at telecom industry leaders including AT&T, Northwestern Bell, and at US West and Qwest, where she ran the Consumer and Small Business division. She holds an M.S. degree in management from Stanford University and a B.A. in communications and marketing from the University of Nebraska.

Our Board of Directors believes that Ms. Hand's deep experience in the communications industry and her years of leadership experience in go-to-market roles make her uniquely qualified to advise the Company on market and revenue growth strategies and execution.

Russ Mann has served on our Board of Directors since September 2009. He has served as a Senior Operating Partner at Diversis Capital, a private equity firm focused on B2B SaaS software companies, since July 2024. Mr. Mann has also served as a board member of Thinkific Labs Inc., a publicly held online learning management and payments platform, since September 2024, as a board member of Ignite Visibility LLC, a privately held digital marketing agency, since March 2023, and as a board member of Flume Water, Inc., a privately held IOT device and data company, since November 2023. Mr. Mann's previous roles include CEO and board member of WineBid, an online auction market for vintage wine, from January 2019 to November 2022, Chairman of the board of Demandstar, a B2B marketplace, from June 2018 to May 2022, and CEO and board member of Onvia, a publicly traded company providing B2G commerce intelligence and database information services, from January 2017 until its acquisition in November 2017 by Deltek, a Roper company. Additionally, Mr. Mann served as Chief Marketing Officer and SVP of Outerwall's EcoATM kiosk network and as General Manager of Gazelle.com, a leader in the purchase and sale of used cell phones and electronics, from May 2016 until Outerwall's acquisition by Apollo Management Group in January 2017, and as CMO of Nintex USA LLC, a B2B software company, from November 2014 to November 2015, and as Chief Executive Officer of Covario, Inc., an advertising technology and digital marketing agency with a specialty in telecom services and communications and computing devices marketing, from January 2006 to May 2014. Mr. Mann holds a B.A. in Asian Studies from Cornell University and an M.B.A. from Harvard Business School.

Our Board of Directors believes Mr. Mann is qualified to serve as an independent director based on his experience as a multi-time CEO and Chairman of public and private companies that have had numerous M&A events and financings. He also has significant experience in companies with hardware, software, and data revenue lines, including direct and channel sales and marketing expertise for both B2B software and data companies and consumer electronics companies.

William D. Pearce has served on our Board of Directors since March 2013, and as our Lead Non-Management Director since June 2017. He is currently Chairman of the board for RichRelevance, Inc., a personalized shopping experience firm. Mr. Pearce is also a Marketing Faculty member at the Haas School of Business at the University of California, Berkeley. From 2012 to 2014, Mr. Pearce was Partner and Marketing Practice Director at The Partnering Group, a global consumer products and retail management consulting firm. From 2008 to 2011, he was Senior Vice President and Chief Marketing Officer at Del Monte Foods, Inc., a food production and distribution company. Mr. Pearce previously served as President and Chief Executive Officer of Foresight Medical Technology LLC, a medical device company, from 2007 to 2008; Chief Marketing Officer at Taco Bell Corp., a fast food restaurant company and subsidiary of the firm Yum! Brands, Inc., from 2004 to 2007; and Vice President Marketing at Campbell Soup Company, a food manufacturer, from 2003 to 2004. Mr. Pearce holds a B.A. in Economics from Syracuse University and an M.B.A. from the S.C. Johnson Graduate School of Management, Cornell University.

Our Board of Directors believes that Mr. Pearce is qualified to serve as a director based on his prior experience as an executive at several publicly traded companies and his considerable experience as a board member of several privately held companies.

Eric B. Stang has served as our President, Chief Executive Officer, and Board of Directors member since January 2009. He has been Chairman of our Board of Directors since December 2014. Mr. Stang is also a member of the board of Rambus Inc., a publicly traded company providing industry-leading chips, silicon IP, and technology licensing, where he serves as the Chair of its Compensation and Human Resources Committee and a member of its Corporate Governance/ Nominating Committee. Mr. Stang was previously a director of InvenSense, Inc., a publicly traded MEMS semiconductor company, from 2014 to 2017, and Solta Medical, Inc., a medical aesthetics company, from 2008 to 2014. From 2006 to 2008, Mr. Stang was President and Chief Executive Officer and a member of the board of directors of Reliant Technologies, a privately held developer of medical technologies for aesthetic applications. From 2001 to 2006, he was President and Chief Executive Officer of Lexar Media, Inc., a solid-state memory products company and currently a subsidiary of Micron Technology. Previously, he was Chairman, President and Chief Executive Officer of Lexar Media, Inc., a publicly traded solid-state memory products company, now a subsidiary of Micron Technology. He occasionally serves on the boards of private companies. Mr. Stang holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Our Board of Directors believes that Mr. Stang is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, his extensive public and private company board experience, and his experience as an executive in the technology industry. Our Board of Directors also believes that he brings strong continuity to the Board of Directors.

Jenny C. Yeh has served on our Board of Directors since January 2021, and has served as our Chief Legal Officer since December 2024, including as Senior Vice President since February 2024. She previously served as our General Counsel from December 2018 to December 2024 and as Vice President from December 2018 to February 2024. With over 25 years of experience in general corporate law, transactions, and litigation, Ms. Yeh's career includes Senior Vice President & General Counsel at Sphere 3D Corp. from October 2015 to November 2017, and as Executive Counsel, Transactions and Finance at General Electric from September 2011 to March 2015, where Ms. Yeh led multi-billion dollar transactions across various business units. Prior to GE, she was a partner at Baker & McKenzie from 2007 to 2011, specializing in complex cross-border M&A transactions and general corporate matters. Earlier in her career, Ms. Yeh worked at Wilson Sonsini Goodrich & Rosati, representing technology and emerging growth companies on securities laws matters, corporate governance, venture financings, securities offerings, public reporting, M&A, and initial public offerings. Ms. Yeh holds a B.A. from the University of California, Berkeley, and a J.D. from Georgetown University Law Center.

Our Board of Directors believes Ms. Yeh is highly qualified to serve as a director due to her deep understanding of the Company's operations and extensive expertise in navigating complex legal issues. Additionally, her strategic and business acumen brings valuable multi-dimensional thinking to the Board of Directors.

Executive Officers

Name	Age	Position
Eric B. Stang	65	President and Chief Executive Officer
Shig Hamamatsu	52	Chief Financial Officer
Namrata Sabharwal	54	Chief Accounting Officer
Jenny Yeh	51	Senior Vice President and Chief Legal Officer

Background information for Mr. Stang and Ms. Yeh is included above under "Board of Directors."

Shig Hamamatsu has served as our Senior Vice President and Chief Financial Officer since February 2024 and Vice President and Chief Financial Officer from September 2021 to February 2024. Prior to joining us, he worked for Accuray Incorporated, a publicly traded medical device company, where he served as Chief Financial Officer from November 2018 to September 2021, as Interim Chief Financial Officer from October 2018 to November 2018 and as Vice President, Finance and Chief Accounting Officer from September 2017 to September 2018. Prior to joining Accuray, Mr. Hamamatsu served as VP, Corporate Controller at Cepheid, a publicly traded molecular diagnostics company that was acquired by Danaher Corporation, from November 2015 to May 2017. From June 2014 to November 2015, he served as VP, Finance and Corporate Controller at Cypress Semiconductor Corporation, a publicly traded global semiconductor manufacturer. From May 2012 until May 2014, Mr. Hamamatsu served as VP, Finance at RPX Corporation, a publicly traded patent risk management solutions provider. Mr. Hamamatsu began his career as an auditor at PricewaterhouseCoopers LLP. Mr. Hamamatsu holds a B.A. Business Administration, concentration in accounting, from the University of Washington. He is a certified public accountant in the state of California (inactive).

Namrata Sabharwal has been our Chief Accounting Officer since June 2022. Prior to that, Ms. Sabharwal served as our Vice President, Corporate Controller since May 2016, during which time she also served as our interim Chief Financial Officer from June 2021 to September 2021. From March 2015 to May 2016, she served as our Director of SEC Reporting & SOX. Prior to joining us, Ms. Sabharwal served as Assistant Controller and Senior Director of Finance at Gigamon Inc. from July 2012 to March 2015. Ms. Sabharwal started her career with Deloitte & Touche LLP as a certified public accountant. She holds a Bachelor of Commerce degree in accounting and finance from Mumbai University, India.

There are no family relationships among any of our directors or executive officers.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires directors, certain officers and ten percent stockholders to file reports of ownership and changes in ownership with the SEC. Each of the following forms were filed late due to clerical error: Mr. Stang's Form 4 to report the grant of 250,000 restricted stock units; Mr. Hamamatsu's Form 4 to report the grant of 70,000 restricted stock units; Ms. Sabharwal's Form 4 to report the grant of 20,000 restricted stock units; Mr. Gustke's Form 4 to report the grant of 32,000 restricted stock units; and Ms. Yeh's Form 4 to report the grant of 53,000 restricted stock units. Based upon a review of filings with the SEC and/or written representations that no other reports were required, we believe that all other reports for the Company's officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed for 2024.

Code of Ethics

The Company has a "Code of Ethics and Business Conduct for Employees, Officers and Directors" that applies to all of our employees, including our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and our Board of Directors. A copy of this code is available on our website at http://investors.ooma.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct for Employees, Officers and Directors by posting such information on our investor relations website under the heading "Corporate Governance—Governance Documents" at http://investors.ooma.com.

Insider Trading Policies and Procedures

We maintain insider trading policies and procedures applicable to the Company and our directors, officers, and employees, in accordance with Item 408(b) under Regulation S-K, reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing exchange requirements. This prohibition encompasses transactions that would hedge the risk of ownership of our equity securities, including transactions in publicly-traded options, such as puts and calls, and other derivative securities. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Identification of Audit Committee and Financial Expert

We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee, including each member that our Board of Directors has determined is an "audit committee financial expert" under SEC rules and regulations, are identified below.

Members:	Andrew H. Galligan
	Peter Goettner
	Russ Mann
Financial Experts:	Our Board of Directors has unanimously determined that each member of our audit committee meets the requirements for independence of audit committee members and financial literacy under the current listing standards of the New York Stock Exchange ("NYSE"). In addition, our Board of Directors has determined that Mr. Galligan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

The other information required by this item will be included under the captions "Directors, Executive Officers and Corporate Governance" and "Communication With Our Board of Directors" in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 11. Executive Compensation

The information required by this item will be included under the captions "Executive Compensation" and under the subheading "Compensation Committee Interlocks and Insider Participation" under the caption "Directors, Executive Officers and Corporate Governance" in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" under the heading "Executive Compensation" in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included under the captions "Certain Relationships and Related Transactions" and "Directors, Executive Officers and Corporate Governance—Director Independence" in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

The information required by this item will be included under the caption "Proposal Two: Ratification of Selection of Independent Registered Public Accountants" in the 2025 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Documents filed as part of this report are as follows:

(a)   Consolidated Financial Statements

Our Consolidated Financial Statements are listed in the "Index" Under Part II, Item 8 of this Form 10-K

(b)   Consolidated Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c)   Exhibits

The exhibits filed or incorporated by reference as part of this Form 10-K are listed in the Exhibit Index below. We have identified in the Exhibit Index each management contract and compensation plan filed as an exhibit to this Annual Report on Form 10-K in response to Item 15(a) of Form 10-K.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

ITEM 16. Form 10-K Summary

None.

EXHIBITS

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit Number	Date Filed
3.1	Sixteenth Amended and Restated Certification of Incorporation	10-Q	3.1	9/16/2024
3.2	Amended and Restated Bylaws	10-Q	3.1	12/8/2023
4.1	Form of common stock certificate	S-1/A	4.1	7/6/2015
4.2	Form of Indenture	S-3	4.2	12/09/2022
4.5	Description of Securities	10-K	4.5	4/14/2020
10.1+	2005 Stock Incentive Plan and forms of agreements thereunder	S-1	10.1	6/15/2015
10.2+	2015 Equity Incentive Plan and forms of agreements thereunder	S-1/A	10.2	7/6/2015
10.3+	2015 Employee Stock Purchase Plan and form of agreement thereunder	S-1/A	10.3	7/6/2015
10.4+	Executive Incentive Bonus Plan	S-1	10.4	6/15/2015
10.5+	Executive Change in Control and Severance Agreement by and between the Company and Eric B. Stang, dated June 9, 2015	S-1	10.5	6/15/2015
10.6+	Offer Letter by and between the Company and James A. Gustke, dated July 30, 2010	S-1	10.7	6/15/2015
10.7	Change in Control Letter Agreement between the Company and James A. Gustke, dated August 31, 2016	10-K	10.8	4/11/2017
10.8	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1	10.8	6/15/2015
10.9+	Form of Restricted Stock Unit Agreement under the 2015 Equity Incentive Plan (effective for grants made on or after March 14, 2018)	10-Q	10.1	06/08/2018
10.10*	Sublease Agreement dated as of August 6, 2019 by and among the Company and Alibaba Group (U.S.) Inc.	10-Q	10.1	12/06/2019
10.12*	First Amendment to the Sublease Agreement by and among the Company and Alibaba Group (U.S.) Inc.	10-Q	10.13	06/09/2021
10.14+	Letter Agreement by and between the Company and Shig Hamamatsu, dated July 3, 2021	10-Q	10.14	12/08/2021
10.15+	Executive Change in Control and Severance Agreement by and between the Company and Shig Hamamatsu, dated September 7, 2021	10-Q	10.15	12/08/2021
10.16+	Amendment No. 1 to the Executive Change in Control and Severance Agreement by and between the Company and Eric Stang, dated September 20, 2021	10-Q	10.16	12/08/2021

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit Number	Date Filed
10.17+	Amendment No. 1 to the Executive Change in Control and Severance Agreement by and between the Company and Jenny Yeh, dated September 20, 2021	10-Q	10.17	12/08/2021
10.18+	Amended Form of Executive Change in Control and Severance Agreement	10-Q	10.18	12/08/2021
10.20	Agreement and Plan of Merger by and among Geneva Merger Sub, Inc., 2600hz, Inc. and Fortis Advisors LLC, dated as of October 20, 2023	10-Q	2.1†#	12/08/2023
10.21	Credit Agreement by and among the Company and Citizens Bank, N.A., dated as of October 20, 2023	10-Q	10.1	12/08/2023
10.22	Executive Change in Control Agreement by and between the Company and Namrata Sabharwal dated April 9, 2024	10-Q	10.1	6/7/2024
10.23+	First Amendment to Credit Agreement by and between the Company and Citizens Bank, N.A.	10-Q	10.1	9/6/2024
10.24+	Second Amendment to Credit Agreement by and between the Company and Citizens Bank, N.A.	Filed herewith.		
19.1	Ooma, Inc. Insider Trading Policy, adopted May 20, 2015	10-K	19.1	4/2/2024
21.1	List of subsidiaries of the Registrant	Filed herewith.		
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	Filed herewith.		
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)-14(a)/15d-14(a), by President and Chief Executive Officer	Filed herewith.		
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)-14(a)/15d-14(a), by Chief Financial Officer	Filed herewith.		
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by President and Chief Executive Officer	Furnished herewith.		
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Financial Officer	Furnished herewith.		
97.1	Ooma, Inc. Compensation Recovery Policy, adopted September 8, 2023	10-K	97.1	4/2/2024
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as XBRL tags are embedded within the Inline XBRL document	Filed herewith.		
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	Filed herewith.		
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101	Filed herewith.		

+ Indicates a management contract or compensatory plan.

† Certain information in this exhibit has been excluded pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally such information to the SEC upon request.

* Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

The exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 1, 2025

Ooma, Inc.

By: /s/ Eric B. Stang
Eric B. Stang
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Eric B. Stang **Eric B. Stang**	President and Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 1, 2025
/s/ Shig Hamamatsu **Shig Hamamatsu**	Chief Financial Officer and Treasurer (Principal Financial Officer)	April 1, 2025
/s/ Namrata Sabharwal **Namrata Sabharwal**	Chief Accounting Officer (Principal Accounting Officer)	April 1, 2025
/s/ Susan Butenhoff **Susan Butenhoff**	Director	April 1, 2025
/s/ Andrew Galligan **Andrew Galligan**	Director	April 1, 2025
/s/ Peter J. Goettner **Peter J. Goettner**	Director	April 1, 2025
/s/ Judi A. Hand **Judi A. Hand**	Director	April 1, 2025
/s/ Russell Mann **Russell Mann**	Director	April 1, 2025
/s/ William D. Pearce **William D. Pearce**	Lead Director	April 1, 2025
/s/ Jenny Yeh **Jenny Yeh**	Senior Vice President, Chief Legal Officer and Director	April 1, 2025